     As filed with the Securities and Exchange Commission on June 8, 2001
                                                    Registration No. 333-61524

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                          BROADBAND PARENT CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
              (Successor to ANTEC Corporation, File No. 000-22336)


            DELAWARE                                        3663                                      58-2588724
(State or Other Jurisdiction of                (Primary Standard Industrial            (I.R.S. Employer Identification Number)
 Incorporation or Organization)                  Classification Code Number)


                             11450 TECHNOLOGY CIRCLE
                              DULUTH, GEORGIA 30097
                                 (678) 473-2000

          (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)

                              LAWRENCE A. MARGOLIS
                             11450 TECHNOLOGY CIRCLE
                              DULUTH, GEORGIA 30097
                                 (678) 473-2000

(Address, Including Zip Code, and Telephone Number, Including Area Codes of
                               Agent For Service)
                                With Copies to:

     W. BRINKLEY DICKERSON, JR.                       JAMES R. BURKE
         TROUTMAN SANDERS LLP                        HALE AND DORR LLP
  600 PEACHTREE STREET NE, SUITE 5200                60 STATE STREET
       ATLANTA, GEORGIA 30308                   BOSTON, MASSACHUSETTS 02109
         (404) 885-3000                               (617) 526-6000

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                ANTEC CORPORATION
                                     [LOGO]

             PROXY STATEMENT OF ANTEC/PROSPECTUS OF BROADBAND PARENT

                  PROPOSED TRANSACTION - YOUR VOTE IS IMPORTANT
                           --------------------------

Dear Stockholders:

     We are asking ANTEC stockholders to vote on the purchase of Nortel Networks LLC's interest in Arris Interactive L.L.C., a developer of broadband cable access technology, and the reorganization of ANTEC into a holding company structure in connection with the purchase. If the transaction is approved, Nortel Networks will receive 37 million shares of common stock of the new holding company, Broadband Parent Corporation, valued at $[_____] based upon the closing price of ANTEC common stock on June [_____], 2001, and each stockholder of ANTEC will receive one share of Broadband Parent common stock in exchange for each share of ANTEC common stock that the stockholder owns.

     As a result of the proposed transaction, Nortel Networks will own approximately 49% of Broadband Parent and the current stockholders of ANTEC will own approximately 51% of Broadband Parent. In addition, Broadband Parent will gain a membership interest in Arris Interactive while Nortel Networks will own a membership interest in Arris Interactive that Arris Interactive is required to redeem over approximately five quarters. For a more detailed explanation of the steps and results of the transaction, refer to the "Summary" beginning on page 1 and "The Transaction" beginning on page [____] of this document.

     The terms of the transaction are set forth in an Agreement and Plan of Reorganization, which is included as Appendix I to this document. We cannot complete the transaction unless ANTEC stockholders approve the Agreement and Plan of Reorganization. We also are asking stockholders to approve a stock incentive plan, a management incentive plan and an employee stock purchase plan for Broadband Parent. Since Broadband Parent is a new corporation, these new plans are needed to replace similar plans currently in place at ANTEC. However, completing the transaction is not contingent upon approval of the new plans.

     We have scheduled a special meeting for you on June [__], 2001, to vote on the transaction and each of the plans. The meeting will be held at:

                            9:00 a.m., local time at
                       ANTEC Corporation's headquarters at
                            11450 Technology Circle,
                             Duluth, Georgia 30097.

     Whether or not you plan to attend the meeting, please take the time to vote by completing the enclosed proxy card and mailing it to us as soon as possible. If you sign, date and mail your proxy card without indicating how you want to vote, your card will be counted as a vote in favor of the transaction and in favor of each of the plans. If you fail to return your card, the effect will be a vote against the transaction and will not count as either a vote for or against each of the plans.

     This document provides you with detailed information about the transaction and the proposed stock plans. We encourage you to read this entire document carefully. Broadband Parent is offering approximately 38,200,000 shares for sale pursuant to this document. These shares will be listed on the Nasdaq National Market System under the symbol "ARRS".

     PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE [_____] OF THIS DOCUMENT FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH THE TRANSACTION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE TRANSACTION, THE COMMON STOCK TO BE ISSUED IN THE TRANSACTION, OR THE FAIRNESS OF THE TRANSACTION, OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This document is dated June [____], 2001, and it is first being mailed to stockholders on or about June [___], 2001.

                                                Sincerely yours,

                                                Robert Stanzione, President

                                TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
SUMMARY..................................................................................................................1
RISK FACTORS............................................................................................................13
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS.............................................................19
THE SPECIAL MEETING.....................................................................................................20
BROADBAND PARENT - THE COMBINED COMPANY.................................................................................23
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION......................................................................24
THE TRANSACTION.........................................................................................................35
DIRECTORS AND MANAGEMENT OF BROADBAND PARENT FOLLOWING THE TRANSACTION..................................................48
INTERESTS OF ANTEC EXECUTIVE OFFICERS AND DIRECTORS IN THE TRANSACTION..................................................51
THE PLAN OF REORGANIZATION..............................................................................................52
OTHER AGREEMENTS........................................................................................................59
STOCK OWNERSHIP OF ANTEC AND BROADBAND PARENT...........................................................................65
DESCRIPTION OF BROADBAND PARENT CAPITAL STOCK FOLLOWING THE TRANSACTION.................................................68
COMPARISON OF STOCKHOLDERS' RIGHTS......................................................................................70
DESCRIPTION OF ARRIS INTERACTIVE........................................................................................71
APPROVAL OF 2001 STOCK INCENTIVE PLAN...................................................................................86
APPROVAL OF MANAGEMENT INCENTIVE PLAN...................................................................................88
APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN................................................................................90
LEGAL MATTERS...........................................................................................................92
EXPERTS.................................................................................................................92
FUTURE STOCKHOLDER PROPOSALS............................................................................................92
WHERE YOU CAN FIND MORE INFORMATION.....................................................................................92
TRADEMARKS..............................................................................................................93
INDEX TO FINANCIAL STATEMENTS..........................................................................................F-1

APPENDIX I                 AGREEMENT AND PLAN OF REORGANIZATION
APPENDIX II                OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION
APPENDIX III               2001 STOCK INCENTIVE PLAN
APPENDIX IV                MANAGEMENT INCENTIVE PLAN
APPENDIX V                 EMPLOYEE STOCK PURCHASE PLAN

                                     SUMMARY

     We have summarized below the proposed transaction by ANTEC and Arris Interactive, information regarding the special meeting of stockholders that has been called for you to vote upon the transaction, and the proposed benefit plans that we also would like you to vote upon at the meeting. For a more complete description of the transaction, we recommend that you read carefully this entire document, and we have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. The agreement and plan of reorganization is included as Appendix I to this document. It is the legal document that governs the transaction, and we encourage you to read it as well.

THE PRIMARY PARTIES

ANTEC CORPORATION
11450 TECHNOLOGY CIRCLE
DULUTH, GEORGIA  30097
(678) 473-2000

     ANTEC Corporation is an international communications technology company serving the broadband information transport industry. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. A hybrid fiber-coax network is an optical and electronic network used to distribute cable television signals, cable telephony and data, and consists of both fiber optic lines (from a central office to an intermediate distribution point) and coaxial cable (from the distribution point to the homes served).

     Headquartered in Duluth, Georgia, ANTEC has:

-    major offices in Duluth, Georgia and Englewood, Colorado;
- manufacturing facilities in Juarez, Mexico, El Paso, Texas, and Rock Falls, Illinois; and
-    sales offices in Europe, Asia/Pacific and Latin America.

     Immediately prior to the closing of the transaction, ANTEC will own an 18.75% interest in Arris Interactive.

ARRIS INTERACTIVE L.L.C.
3871 LAKEFIELD DRIVE
SUWANEE, GEORGIA  30024
(770) 622-8400

     Arris Interactive is a joint venture between Nortel Networks LLC and ANTEC that develops products for delivering voice and data services over hybrid fiber-coax networks. Headquartered in Suwanee, Georgia, Arris Interactive has over 1,300,000 working lines of its Cornerstone family of telephony products currently deployed worldwide with more than 26 system operators in 42 cities in 11 global markets and capacity for over 12 million telephone or data lines. Arris Interactive sells its products solely through ANTEC and Nortel Networks LLC.

NORTEL NETWORKS LLC
200 ATHENS WAY
NASHVILLE, TENNESSEE  37228
(615) 734-4000

     Nortel Networks LLC is a wholly-owned subsidiary of Nortel Networks Inc. and an indirect subsidiary of Nortel Networks Corporation. Nortel Networks Corporation is a global Internet and communications equipment provider with capabilities spanning optical, wireless, local Internet and e-business. Through Nortel Networks LLC, Nortel Networks Inc. will own an 81.25% interest in Arris Interactive immediately prior to the closing of the transaction. For convenience, this document uses "Nortel Networks" to refer to all of Nortel Networks Corporation, Nortel Networks Inc. and Nortel Networks LLC and specifies the specific entity only where material.

BROADBAND PARENT CORPORATION
11450 TECHNOLOGY CIRCLE
DULUTH, GEORGIA 30097
(678) 473-2000

     Broadband Parent recently was formed by ANTEC to be the holding company for ANTEC and Arris Interactive following the transaction. Broadband Parent currently does not conduct any business or have any assets but has a subsidiary, Broadband Transition, that will merge with and into ANTEC as part of the transaction.

                           THE TRANSACTION (SEE PAGE )

     The transaction involves the creation of a new holding company, currently named Broadband Parent Corporation, and two integrated, concurrent transactions:

- In one transaction, a wholly-owned subsidiary of Broadband Parent will merge with and into ANTEC. As a result of this transaction, ANTEC will continue to exist, retaining its historical assets and liabilities, but rather than being an independent, publicly traded company, it will instead be a subsidiary of Broadband Parent. ANTEC stockholders will receive one share of Broadband Parent common stock for each share of ANTEC common stock that they own.

- In the other transaction, Broadband Parent will acquire Nortel Networks' interest in Arris Interactive in return for 37 million shares of Broadband Parent common stock. Current indebtedness of Arris Interactive to Nortel Networks and indirectly in part to ANTEC of approximately $124 million will be canceled as a contribution to the capital of Arris Interactive. Nortel Networks also will convert at the closing then current payables and royalties due from, and advances and other payables made to, Arris Interactive, estimated to be approximately $90 million, into a new membership interest in Arris Interactive.

At the time of these transactions, Broadband Parent will be renamed Arris Group, Inc.

     As a result of these transactions:

-        Nortel Networks will own approximately 49% of Broadband Parent;
- Current stockholders of ANTEC will own approximately 51% of Broadband Parent; and
- Nortel Networks will own 100% of a new membership interest in Arris Interactive that Arris Interactive is required to redeem over approximately five quarters.

     Overall, the consideration to be paid for Arris Interactive consists primarily of 37 million shares of stock, which based upon the closing price of ANTEC's common stock on June [__], 2001, had a value of approximately $__________ million.

     The following illustrates the ownership of ANTEC, Broadband Parent and Arris Interactive before and after the transaction:


                                    [DIAGRAM]

                                    [DIAGRAM]

WHAT YOU WILL RECEIVE IN THE TRANSACTION (SEE PAGE   )

     ANTEC stockholders will receive one share of Broadband Parent common stock in exchange for each share of ANTEC common stock that they own.

     You should not send in your stock certificates until we instruct you to do so after we complete the transaction.

     Under Delaware law, ANTEC stockholders are not entitled to appraisal rights.

NO MATERIAL DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (SEE PAGE   )

     Upon completion of the transaction, your rights as stockholders of Broadband Parent will be governed by Broadband Parent's charter and bylaws. Broadband Parent's charter and bylaws do not differ in any material respects from ANTEC's charter and bylaws, except that Broadband Parent's charter authorizes the issuance of a greater number of shares of common stock.

MATERIAL TAX CONSEQUENCES (SEE PAGE   )

     As discussed more fully under the heading "Material Federal Income Tax Consequences," we have received an opinion of Troutman Sanders LLP that the transaction involving the merger of a wholly-owned subsidiary of Broadband Parent with and into ANTEC will be treated as a reorganization for federal income tax purposes. Although there could be changes in the federal tax law or its interpretation that would yield a different result, the transaction has been structured so that you will not recognize a gain or loss upon the exchange of our shares for Broadband Parent shares and your aggregate tax basis in the Broadband Parent common stock that you receive in the transaction generally will be the same as your aggregate tax basis in the stock surrendered in the transaction increased by any gain recognized.

     Tax matters are very complicated, and the tax consequences of the transaction to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the transaction to you.

ACCOUNTING TREATMENT (SEE PAGE   )

     The transaction will be accounted for under the purchase method of accounting, and ANTEC will be the acquiror for accounting purposes.

BOARD OF DIRECTORS AND MANAGEMENT OF BROADBAND PARENT FOLLOWING THE TRANSACTION (SEE PAGES THROUGH )

     Following the transaction, Broadband Parent's board of directors will consist of 13 directors, two of whom will be designated by Nortel Networks. The remaining directors will be the directors on ANTEC's board of directors immediately prior to the transaction. In addition, the executive officers of ANTEC will become executive officers of Broadband Parent.

OUR REASONS FOR THE TRANSACTION (SEE PAGES THROUGH )

     By acquiring Arris Interactive, we believe that:

- we will be able to substantially enhance our strategic position to capture the potential upside from the anticipated growth in converged telecommunication networks offering both cable telephony and high-speed data, and

- we will be able to pursue the development of Arris Interactive without the cumbersome joint venture structure currently in place which, effectively, provides Nortel Networks with substantial control over the joint venture.

OPINION OF FINANCIAL ADVISOR (SEE PAGE  )

     ANTEC engaged Donaldson, Lufkin & Jenrette Securities Corporation, the successor of which is Credit Suisse First Boston Corporation, which we refer to in this document as CSFB, to act as ANTEC's financial advisor for the transaction. On February 5, 2001, CSFB delivered its oral opinion to ANTEC's board of directors, subsequently confirmed in writing by letter dated February 5, 2001, that, based upon and subject to the limitations, assumptions and qualifications set forth in the opinion, as of the date of the opinion, the consideration to be paid by Broadband Parent, consisting of 37 million shares of Broadband Parent common stock, to Nortel Networks in exchange for Nortel Networks' entire interest in Arris Interactive was fair, from a financial point of view, to ANTEC and holders of ANTEC common stock. We have attached the opinion of CSFB as Appendix II to this document and encourage you to read it in its entirety.

CONDITIONS

     The transaction is subject to the fulfillment of a number of conditions, most of which are customary for transactions of this nature. One of the most significant of these conditions is that ANTEC must obtain financing for the ongoing needs of the combined business.

INTERESTS OF ANTEC'S OFFICERS AND DIRECTORS IN THE TRANSACTION (SEE PAGE   )

     You should be aware that a number of executive officers and directors of ANTEC have interests in the transaction that are different from, or in addition to, your interests. These interests include employment or severance agreements, stock options and arrangements for their continuation as directors or officers of Broadband Parent.

RECOMMENDATIONS TO STOCKHOLDERS (SEE PAGE   )

     The ANTEC board of directors believes that the transaction is in the best interests of its stockholders and recommends that you vote "FOR" the transaction.

THE SPECIAL MEETING (SEE PAGE   )

     We will hold the special meeting on June [__], 2001, at 9:00 a.m., local time, at ANTEC's headquarters at 11450 Technology Circle, Duluth, Georgia 30097 to consider and vote on the transaction. At the special meeting, ANTEC stockholders also will be asked to approve the 2001 Stock Incentive Plan, the Management Incentive Plan and the Employee Stock Purchase Plan.

RECORD DATE; VOTING POWER (SEE PAGE  )

     You may vote at the stockholders meeting if you owned shares of ANTEC common stock at the close of business on May 31, 2001. For each share of common stock that you own on that date, you will have one vote on each proposal to be presented at the meeting. On May 31, 2001, approximately 38,168,398 shares of ANTEC common stock were outstanding.

VOTES REQUIRED TO APPROVE THE TRANSACTION (SEE PAGE   )

     Approval of the transaction requires the affirmative vote of a majority of the total shares entitled to vote.

VOTING AGREEMENTS (SEE PAGE  )

     Each of ANTEC's officers and directors, with the exception of John (Ian) Anderson Craig, who will be abstaining from voting on the transaction due to his affiliation with Nortel Networks, has entered into a voting agreement in which that person has agreed to vote his, her or its shares of ANTEC common stock in favor of the transaction. The aggregate number of shares represented by these officers and directors was approximately [________] as of May 31, 2001, which is approximately 0.[__]% of all shares of ANTEC common stock outstanding as of that date.

     In addition, AT&T has advised ANTEC that it intends to vote all of its shares of ANTEC common stock in favor of the transaction. AT&T owns 6,827,000 shares of ANTEC common stock, which is approximately [17.9]% of all shares of ANTEC common stock outstanding as of May 31, 2001. Following the transaction AT&T is expected to own approximately 10% of the shares.

RISKS ASSOCIATED WITH THE TRANSACTION (SEE PAGE   )

     You should be aware of and carefully consider the risks relating to the transaction described under "Risk Factors." These risks include the possible difficulties in integrating the operations of Arris Interactive with ANTEC's operations.


APPROVAL OF BENEFIT PLANS (SEE PAGE   )

     Although ANTEC has various benefits plans for its employees, these plans generally do not cover future grants for Broadband Parent common stock and do not extend to employees of Broadband Parent or Arris Interactive. As a result, Broadband Parent is seeking stockholder approval for a stock incentive plan, a management incentive plan and an employee stock purchase plan. The terms of these plans are substantially similar to ANTEC's current plans, except that the new stock incentive plan and employee stock purchase plan provides for a greater number of shares of stock. Copies of the plans are attached as Appendices III, IV and V to this document. Approval of each of the plans requires the affirmative vote of a majority of the total votes cast at the special meeting. Approval of the transaction is not contingent upon the approval of the plans.

              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

     ANTEC's common stock trades on the Nasdaq National Market System under the symbol "ANTC." Following the transaction, Broadband Parent common stock will trade on the Nasdaq National Market System under the symbol "ARRS". There is no established public trading market for the membership interests in Arris Interactive.

     The following table reports the high and low trading prices per share of ANTEC common stock on the Nasdaq National Market System.


                                                                               ANTEC Common Stock

                                                                       ------------------ ----------------
                                                                             High               Low
                                                                       ------------------ ----------------
         1999
            First Quarter.........................                           $29.6875          $18.00
            Second Quarter........................                            34.1875           19.00
            Third Quarter.........................                            55.25             29.625
            Fourth Quarter........................                            60.25             23.25

         2000
            First Quarter.........................                           $61.25            $28.9375
            Second Quarter........................                            57.00             34.375
            Third Quarter.........................                            50.00             20.4375
            Fourth Quarter........................                            29.75              6.875

         2001
            First Quarter.........................                           $14.375            $6.625
            Second Quarter (through June 7, 2001).
                                                                              14.90              5.25


     On October 17, 2000, the last full trading day prior to the public announcement of the transaction, the last reported sale price was $19.9375 per share for ANTEC common stock. On June 7, 2001, the last reported sale price was $14.44 per share for ANTEC common stock. We urge you to obtain current market quotations prior to making any decision with respect to the transaction.

     Post-transaction Dividend Policy. Following the transaction, Broadband Parent does not have any immediate plans to pay dividends on its common stock. Any payment of dividends in the future will be at the discretion of the Broadband Parent board of directors and will be determined after consideration of various factors, including the earnings and financial condition of Broadband Parent and its subsidiaries. Further, as part of the transaction, Broadband Parent will enter into a new credit agreement. We expect that the terms of the credit facility will restrict Broadband Parent's ability to pay dividends. See "Other Agreements -- New Credit Facility" on page [_____].

              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     We are providing the following financial information to aid you in your analysis of the financial aspects of the transaction. This information is only a summary and you should read it together with the historical financial statements of ANTEC and Arris Interactive and the related notes. The historical financial statements of ANTEC and related notes are included in ANTEC's Form 10-Q/A for the quarter ended March 31, 2001 and Form 10-K/A for the year ended December 31, 2000, which are incorporated by reference into this document. The historical financial statements of Arris Interactive and related notes are included elsewhere in this document. The selected financial data of Arris Interactive as of and for the three month periods ended March 31, 2001 and 2000 are derived from unaudited financial statements included herein, which, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the interim periods.

     The historical financial information reflects the following items which you should consider in making period-to-period comparisons:

     ANTEC

- In 2000, the Emerging Issues Task Force reached a consensus on EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs that states all amounts billed to a customer in a sale transaction related to shipping and handling represent revenue earned for the goods provided and should be classified as revenue. Historically, ANTEC has not included amounts billed to customers for shipping and handling as revenue. These amounts were not previously recorded as revenue and the related costs as cost of sales because they were netted as pass-through expenses, reimbursed in total by ANTEC's customers. Charges for shipping and handling billed to customers in 1998, 1997 and 1996 are not readily available or separately maintained, making it impracticable to reclassify these financial statements. For the three months ended March 31, 2001 and 2000, shipping and handling costs, in the aggregate, were approximately $1.8 million and $6.2 million, respectively, and were appropriately reflected in net sales and cost of sales. For the years ended December 31, 2000 and 1999, shipping and handling costs, in the aggregate, were approximately $20.0 million and $18.2 million, respectively, and were appropriately reclassified to net sales and cost of sales. See note 2 and note 3 of the notes to the ANTEC consolidated financial statements for the quarter ended March 31, 2001 and the year ended December 31, 2000, respectively.

- In the first quarter of 2000, ANTEC recorded a pre-tax gain of $2.1 million realized as a result of the curtailment of ANTEC's defined benefit pension plan. See note 14 of the notes to the ANTEC consolidated financial statements for the year ended December 31, 2000.

- In the fourth quarter of 1999, in conjunction with the consolidation of its New Jersey facility to Georgia and the Southwest, and with the discontinuance of certain product offerings, ANTEC recorded pre-tax charges of approximately $16.0 million. The charges included approximately $2.6 million related to personnel costs and approximately $3.0 million related to lease termination and other charges. The charges also included an elimination of product lines resulting in an inventory obsolescence charge totaling approximately $10.4 million, which has been reflected in cost of sales. During the second quarter of 2000, ANTEC booked an additional $3.5 million pre-tax charge for product discontinuation costs as an increase to cost of goods sold, related to this fourth quarter 1999 reorganization. See note 3 and note 4 of the notes to the ANTEC consolidated financial statements for the quarter ended March 31, 2001 and the year ended December 31, 2000, respectively.

- In the first quarter of 1999, ANTEC and Nortel Networks completed the combination of the Broadband Technology Division of Nortel Networks, which we refer to as LANcity, with Arris Interactive. ANTEC recorded a pre-tax gain of $60.0 million, net of related expenses, based on an independent valuation of LANcity. The transaction was accounted for as if it were a gain on the sale by ANTEC of a 12.50% interest in Arris Interactive to Nortel Networks in exchange for 12.50% of LANcity and deferred income taxes were provided on the gain. ANTEC's interest in Arris Interactive was subject to further dilution based on its performance over the 18-month period ended June 30, 2000. At the expiration of that period, no further dilution of ANTEC's interest occurred, and, based upon the initial independent valuation, ANTEC recorded an additional $30.0 million to reflect its final ownership percentage in the joint venture of 18.75% and deferred income taxes were provided on the gain. In December 2000, ANTEC recorded an additional pre-tax gain of $1.25 million due to a change in the estimate of the costs related to the LANcity transaction. See note 10 of the notes to the ANTEC consolidated financial statements for the year ended December 31, 2000.

- In the first quarter of 1998, in connection with the consolidation of ANTEC's corporate and administrative functions, ANTEC recorded a pre-tax charge of approximately $10.0 million. The charge included approximately $7.6 million related to personnel costs and approximately $2.4 million related to lease termination and other costs. During the fourth quarter of 1998, the restructuring charge was reduced by $0.9 million as a result of the ongoing evaluation of the estimated costs associated with these actions. See note 4 of the notes to the ANTEC consolidated financial statements for the year ended December 31, 2000.

- In the first quarter of 1997, in connection with its combination with TSX Corporation, ANTEC recorded pre-tax transaction/integration costs aggregating approximately $28.0 million. Included in the transaction/integration charge was a write-off of redundant inventories totaling approximately $6.5 million that has been reflected in cost of sales. The combination with TSX was accounted for as a pooling of interests. See note 4 of the notes to the ANTEC consolidated financial statements for the year ended December 31, 2000.

- Prior to the combination of ANTEC and TSX, TSX's fiscal year ended on April 30 and ANTEC's fiscal year ended on December 31. In connection with the combination, TSX's historical financial statements for periods prior to December 31, 1996 were adjusted to be within 93 days of ANTEC's year-end. Consequently, ANTEC's statements of operations for the year ended December 31, 1996 represent ANTEC's fiscal period ended on that date combined with TSX's twelve months ended the last Saturday in October 1996. All intercompany sales between TSX and ANTEC were eliminated.

     Arris Interactive

- In the first quarter of 1999, in connection with the combination of LANcity with Arris Interactive, Nortel Networks increased its membership interest in Arris Interactive from 75% to 81.25%. Since Nortel Networks owned all of LANcity and had majority control of Arris Interactive, the sale of LANcity to Arris Interactive was accounted for in a manner similar to a pooling of interests. Accordingly, the 1999 and 1998 financial statements of Arris Interactive have been restated to include the results of operations, financial position and cash flows of LANcity since August 31, 1998, the date on which Nortel Networks acquired LANcity.

- As consideration for increasing Nortel Networks' membership interest in Arris Interactive from 75% to 81.25%, Arris Interactive received cash of $15,000,000, inventories, fixed assets and forgiveness of intercompany payables. The allocation of profit and loss and cash flows of Arris Interactive is defined in its operating agreement and related documents. This agreement generally results in a sharing of ongoing working capital requirements and profit and loss by ANTEC and Nortel Networks based on initial membership interests up until March 31, 1999 and adjusted thereafter to reflect Nortel Networks' sale of LANcity to Arris Interactive for an increase from 75% to 81.25% of members' capital deficiency.

                                ANTEC CORPORATION
              SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION




                                                                                             Three Months Ended
                                                   Year Ended December 31,                 March 31, (unaudited)
                                       --------------------------------------------------------------------------
                                       2000       1999      1998       1997       1996        2001        2000
                                       ----       ----      ----       ----       ----        ----        ----
                                                       (in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
   Net sales....................      $998,730  $844,756   $546,767   $480,078   $690,877    $212,788    $256,571
   Cost of sales................       812,958   679,774    404,999    365,860    511,646     180,697     205,291
                                       --------------------------------------------------------------------------
     Gross profit...............       185,772   164,982    141,768    114,218    179,231      32,091      51,280

   Operating expenses:
     Selling, general
     administrative                    133,988   111,937    105,643    110,803    125,997      35,205      30,731
       and development expenses.
     Amortization of goodwill...         4,917     4,946      4,910      4,927      4,981       1,229       1,229
     Restructuring and other
       charges..................            --     5,647      9,119     21,550      2,109          --          --
                                       --------------------------------------------------------------------------
                                       138,905   122,530    119,672    137,280    133,087      36,434      31,960
                                       --------------------------------------------------------------------------
   Operating income (loss) .....        46,867    42,452     22,096   (23,062)     46,144     (4,343)      19,320
   Other expenses (income):
     Interest expense...........        11,053    12,406      9,337      6,264      8,037       2,746       2,598
     Other (income) expense, net            87   (3,245)      (977)      (348)      (951)         254         273
     Loss on marketable securities         773       275         --         --        450         359          --
     (Gain) on sale of Canadian
       business.................            --        --         --         --    (3,835)          --          --
     (Gain) on LANcity transaction    (31,250)  (60,000)         --         --         --          --          --
                                       --------------------------------------------------------------------------
   Income (loss) before income tax
       expense(benefit) ........        66,204    93,016     13,736   (28,978)     42,443     (7,702)      16,449
   Income tax expense (benefit)         26,629    38,493      7,911    (7,534)     16,083     (3,202)       6,423
                                       --------------------------------------------------------------------------
   Net income (loss) ...........       $39,575   $54,523     $5,825  $(21,444)    $26,360    $(4,500)     $10,026
                                       ==========================================================================
   Net income (loss) per common share:
     Basic......................         $1.04     $1.49      $0.16    $(0.55)      $0.69     $(0.12)       $0.27
                                       ==========================================================================
     Diluted....................         $0.98     $1.33      $0.15    $(0.55)      $0.67     $(0.12)       $0.25
                                       ==========================================================================
   Weighted average common shares:
     Basic......................        37,965    36,600     37,195     38,751     38,286      38,252      37,691
                                       ==========================================================================
     Diluted....................        43,165    43,696     38,751     38,751     39,523      38,252      44,513
                                       ==========================================================================
CASH FLOWS DATA:
   Cash flows provided by (used in)
       operating activities ....     $   4,722  $(4,276)  $(28,696)  $  26,809    $28,089     $12,419    $(2,325)
   Cash flows (used in) investment
       activities ..............       (23,696) (20,802)   (22,973)    (20,549)    (1,567)     (2,797)    (4,258)
   Cash flows provided by (used in)
       financing activities ....        24,791   23,613     48,861     (26,414)   (13,199)     (9,346)     9,944

OTHER FINANCIAL DATA:
   Capital expenditures ........     $  15,498 $ 20,802  $  16,757   $  12,841    $10,502      $2,797     $4,258

BALANCE SHEET DATA (AT PERIOD END):
   Current assets ..............     $ 490,152 $460,537  $ 302,061   $ 209,061   $282,491    $506,344   $455,954
   Property, plant and equipment,       53,353   51,406     41,612      36,108     35,947      52,535     52,379
      net ......................
   Total assets.................       823,764  762,054    532,645     443,883    510,249     837,165    758,834
   Current liabilities .........       184,231  205,537    101,867      75,759     97,203     289,825    184,110
   Long-term debt ..............       204,000  183,500    181,000      72,339    102,658     115,000    191,500
   Total equity ................       398,621  347,351    249,778     295,785    310,388     395,428    359,524

                                ARRIS INTERACTIVE
                    SUMMARY HISTORICAL FINANCIAL INFORMATION




                                ---------------------------------------------------------------------   Three Months Ended
                                                       Year Ended December 31,
                                                       -----------------------                          March 31, (unaudited)
                                ---------------------------------------------------------------------   ---------------------
                                   2000           1999             1998           1997          1996          2001      2000
                                   ----           ----             ----           ----          ----          ----      ----
                                                    (in thousands)
STATEMENT OF OPERATIONS DATA:
Net revenues..................   $561,468       $370,168         $116,963       $15,299       $23,139       $100,502  $105,067
Cost of revenues..............    423,388        267,389           92,441        25,183        29,029         89,311    81,775
                                ----------------------------------------------------------------------------------------------
Gross profit (loss)...........    138,080        102,779           24,522       (9,884)       (5,890)         11,191    23,292

Operating expenses:
Selling, general,
   administrative and
   development expenses.......    100,730         69,475           38,252        21,941        40,051         23,319    18,748
Loss (gain) on equipment
   disposal...................        250          1,130               --           (5)           225             --        --
                                ----------------------------------------------------------------------------------------------
Operating income (loss).......     37,100         32,174         (13,730)      (31,820)      (46,166)       (12,128)     4,544

Other expenses (income):
Interest (income).............     (2,189)        (1,348)           (338)         (213)          (54)          (421)      (507)
Interest expenses.............      9,884          8,432           7,807         5,219         1,782          2,789      2,395
Other, net....................         --            617              53          (400)           --             --         --
                                ----------------------------------------------------------------------------------------------
Net income (loss).............    $29,405        $24,473      $  (21,252)     $(36,426)     $(47,894)      $(14,496)    $2,656
                                ==============================================================================================

CASH FLOWS DATA:
Cash flows from (used by)         $11,873        $12,834      $   (6,305)     $(24,902)     $(38,317)         $(235)   $14,082
operating activities..........
Cash flows used in investment
     activities...............   (19,986)        (9,011)         (11,582)       (1,703)       (2,495)        (2,444)   (2,793)
Cash flows from financing
     activities...............         --         12,460           23,968        22,028        46,821          8,000        --

OTHER FINANCIAL DATA:
Capital expenditures..........    $19,986         $9,526          $11,582        $3,208        $2,495         $2,444     2,793

BALANCE SHEET DATA (AT PERIOD
END):
Current assets................   $242,813       $145,506          $34,906        $7,928       $20,822       $240,664  $174,379
Property, plant and
     equipment, net...........     26,445         14,240            9,731         4,387         3,711         26,342    15,886
Total assets..................    269,942        160,874           46,855        13,500        24,533        267,611   191,430
Current liabilities...........    163,700         91,607           21,647        17,019        19,317        155,104   119,716
Long-term liabilities.........    135,099        127,529          123,490        89,696        62,005        155,860   127,320
Members' capital deficiency...    (28,857)       (58,262)         (98,282)      (93,215)      (56,789)       (43,353)  (55,606)


           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     We present below summary unaudited pro forma combined financial information for ANTEC and Arris Interactive to give effect to the transaction. This summary unaudited pro forma combined financial information is derived from the historical financial statements and related notes thereto of ANTEC and Arris Interactive, which are incorporated by reference or included elsewhere in this document. This information assumes the transaction was consummated at the beginning of the applicable period, in the case of statement of operations data, and at period end, in the case of balance sheet data. This information is presented for illustrative purposes only and does not purport to represent what the financial position or results of operations of ANTEC, Arris Interactive or the combined company would actually have been had the transaction occurred at the applicable dates, or to project ANTEC's, Arris Interactive's or the combined company's results of operations for any future period or date. The data set forth below should be read together with the unaudited pro forma combined financial statements and the separate historical financial statements and notes thereto of ANTEC and Arris Interactive, which are incorporated by reference or included elsewhere in this document.


                                                                                  Year Ended               Three Months
                                                                                December 31, 2000      Ended March 31, 2001
                                                                                -----------------      --------------------
                                                                             (in thousands, except    (in thousands, except
                                                                              per share amounts)        per share amounts)
       STATEMENT OF OPERATIONS DATA:
       Net sales.....................................................       $         1,293,602      $           237,201
       Cost of sales.................................................                   947,048                  186,763
                                                                            -------------------      -------------------
       Gross profit..................................................                   346,554                   50,438
       Operating expenses:
           Selling, general and administrative.......................                   134,480                   35,085
           Research and development..................................                   100,238                   23,439
           Amortization of intangibles...............................                    55,345                   13,836
                                                                            -------------------      -------------------
               Total operating expenses..............................                   290,063                   72,360
                                                                            -------------------      -------------------

       Operating income (loss).......................................                    56,491                  (21,922)
       Other expense (income):
           Interest expense..........................................                    11,053                    2,746
           Other (income) expense, net...............................                    (1,182)                       5
           Loss on marketable securities.............................                       773                      359
           (Gain) on LANcity transaction.............................                   (31,250)                       -
                                                                            -------------------      -------------------
       Income (loss) before income tax expense.......................                    77,097                  (25,032)
       Income tax expense (benefit)..................................                    36,473                   (8,441)
                                                                            -------------------      -------------------
       Net income (loss).............................................                    40,624                  (16,591)
       Return on new membership interest.............................                    (3,736)                  (2,205)
                                                                            -------------------      -------------------
       Net income (loss) attributable to common stock................       $            36,888      $           (18,796)
                                                                            ===================      ===================

       Net income (loss) per common share:
           Basic.....................................................       $              0.49      $             (0.25)
                                                                            ===================      ===================
           Diluted...................................................       $              0.48      $             (0.25)
                                                                            ===================      ===================
       Weighted average common shares:
           Basic.....................................................                    74,965                   75,252
                                                                            ===================      ===================
           Diluted...................................................                    76,571                   75,252
                                                                            ===================      ===================
       BALANCE SHEET DATA (AT MARCH 31, 2001):
       Current assets................................................                                $           650,341
       Property, plant and equipment, net............................                                             78,877
       Total assets..................................................                                          1,163,651
       Current liabilities...........................................                                            287,557
       Long-term debt................................................                                            115,000
       New membership interest in Arris Interactive..................                                             88,500
       Total stockholders' equity....................................                                            589,180

               SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED
                       PER SHARE AND DIVIDEND INFORMATION

     The following table summarizes the per share information for ANTEC on a historical and unaudited pro forma combined basis after giving effect to the transaction. The unaudited pro forma per share data, which are derived from the unaudited pro forma combined financial statements and notes beginning on page ___ of this document, do not purport to represent what the financial position or results of operations of ANTEC or the combined company would actually have been had the transaction occurred at the beginning of the applicable period, in the case of statement of operations data, or at period end, in the case of balance sheet data. The pro forma per share data also do not purport to project ANTEC's or the combined company's results of operations for any future period or date. The data set forth below should be read together with the unaudited pro forma combined financial statements and the separate historical financial statements and notes thereto of ANTEC and Arris Interactive, which are incorporated by reference or included elsewhere in this document.

     Per share and dividend information for Arris Interactive is not presented because Arris Interactive is a limited liability company and does not have shares of stock like a corporation. For information about Arris Interactive's financial position and results of operations please see Arris Interactive's historical financial statements and notes thereto, which are included elsewhere in this document.



                                                                        At or for the                    At or for the
                                                                         Year Ended                    Three Months Ended
                                                                      December 31, 2000                  March 31, 2001
                                                                      -----------------                  --------------
                                                                Historical        Pro Forma      Historical      Pro Forma
                                                                ----------        ---------      ----------      ---------
ANTEC
Book value per share.......................................     $     10.46       $     n/a      $     10.37     $       7.84
                                                                =============     ============   ============    ============
Cash dividends declared per share...........................           --               --             --               --
                                                                =============     ============   ============    ============
Income (loss) per basic share from continuing operations....           1.04             0.49           (0.12)           (0.25)
                                                                =============     ============   ============    ============
Income (loss) per diluted share from continuing operations..           0.98             0.48           (0.12)           (0.25)
                                                                =============     ============   ============    ============

                                  RISK FACTORS

     In deciding whether to approve the transaction, you should consider the following risks related to the transaction and to your investment in Broadband Parent following the transaction. You should consider carefully these risks along with the other information in this document and the documents to which we have referred you.

FACTORS RELATING TO THE TRANSACTION

BROADBAND PARENT MAY ENCOUNTER DIFFICULTIES IN INTEGRATING THE OPERATIONS OF ANTEC AND ARRIS INTERACTIVE AND MAY NOT FULLY ACHIEVE, OR ACHIEVE WITHIN THE ANTICIPATED TIME FRAME, EXPECTED STRATEGIC OBJECTIVES AND OTHER BENEFITS OF THE TRANSACTION.

     The transaction will result in the combination of the businesses of ANTEC and Arris Interactive. ANTEC and Arris Interactive have previously operated independently. There are a large number of systems that may be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits and regulatory compliance. The integration of ANTEC and Arris Interactive as wholly-owned subsidiaries of Broadband Parent also will require significant attention from management. The diversion of management attention and any difficulties associated with the integration could have a material adverse effect on the revenues, the levels of expenses and the operating results of Broadband Parent after the transaction and the value of Broadband Parent's shares.

THE NEW CREDIT FACILITY TO BE ENTERED INTO BY ANTEC AND ARRIS INTERACTIVE WILL IMPOSE FINANCIAL COVENANTS THAT MAY ADVERSELY AFFECT THE REALIZATION OF STRATEGIC OBJECTIVES BY BROADBAND PARENT.

     As part of the transaction, ANTEC, Arris Interactive and some of ANTEC's subsidiaries, which we refer to collectively in this document as the "borrowers," will be entering into a new credit facility, which is expected to be an asset-based credit facility of approximately $175 million, subject to availability under a borrowing base. The availability under the credit facility may be increased to $200 million at a later date. Broadband Parent will guaranty all of the obligations of the borrowers under the new credit facility. We expect that the interest rate for borrowings under the new credit facility will be significantly higher than ANTEC's current credit facility. In addition, we anticipate that Broadband Parent's new credit facility will impose, among other things, covenants limiting the incurrence of additional debt and liens and requires Broadband Parent to meet certain financial objectives.

     We expect the new credit facility to have a maturity date three years from its effective date, which will be the closing date of the transaction. However, the maturity date of the credit facility will be December 31, 2002 in the event that ANTEC's 4.5% convertible subordinated notes due May 15, 2003 are not either fully refinanced or fully converted to Broadband Parent common stock prior to December 31, 2002 in a manner satisfactory to the lenders under the credit facility. The acceleration of the maturity date of the credit facility could have a material adverse effect on the Broadband Parent business.

BROADBAND PARENT WILL HAVE GREATER DEBT THAN ANTEC, WHICH MAY ADVERSELY AFFECT ITS RESULTS OF OPERATIONS AND REALIZATION OF STRATEGIC OBJECTIVES.

     The significant indebtedness of the combined companies after the transaction could impact Broadband Parent's ability to compete effectively against better funded competitors and to withstand downturns in its business or the economy in general, and could limit its ability to pursue business opportunities that may be in the interests of Broadband Parent and its stockholders.

FACTORS RELATING TO BROADBAND PARENT AFTER THE TRANSACTION

ANTEC'S BUSINESS HAS MAINLY COME FROM TWO KEY CUSTOMERS, AND BROADBAND PARENT'S BUSINESS WILL DEPEND SIGNIFICANTLY UPON THESE CUSTOMERS. THE LOSS OF ONE OR BOTH OF THESE CUSTOMERS OR A SIGNIFICANT REDUCTION IN SERVICES TO ONE OR BOTH OF THESE CUSTOMERS WOULD HAVE A MATERIAL ADVERSE EFFECT ON BROADBAND PARENT'S BUSINESS.

     ANTEC's two largest customers are AT&T and Cox Communications. For the three months ended March 31, 2001 and the year ended December 31, 2000, sales to AT&T (including sales to MediaOne Communications, which was acquired by AT&T during 2000) accounted for approximately 42.7% and 43.2%, respectively, of ANTEC's total sales, while sales to Cox Communications accounted for approximately 13.2% and 11.8%, respectively. No other customer provided more than 5% of ANTEC's total sales for the year ended December 31, 2000. ANTEC currently is the exclusive provider of telephony products for both AT&T and Cox Communications in eight metro areas.

     ANTEC and Arris Interactive expect that, following the transaction, AT&T and Cox will account for a higher amount of total revenues for Broadband Parent as a result of Broadband Parent receiving the entire manufacturer's concession on Arris Interactive products sold to AT&T and Cox Communications. Currently, ANTEC receives only a commission on sales of these products. The loss of either AT&T or Cox Communications or both of these customers, or a significant reduction in the services provided to one or both of them, would have a material adverse impact on Broadband Parent.

     On November 24, 2000, AT&T Broadband, a unit of AT&T Corporation, announced that it would not accept or pay for product shipments that it had previously ordered until mid-January 2001. On the trading day following the AT&T Broadband announcement, ANTEC's stock fell $2.36 per share, or 21%, from its previous closing price. The delayed shipments had a material adverse effect on ANTEC's revenue and earnings in the fourth quarter of 2000. ANTEC anticipates that overall sales to AT&T in 2001 will be lower than sales levels in 2000.

     In addition, on October 25, 2000, AT&T announced that it will voluntarily break itself up into four separate publicly traded companies that will bundle each other's services through inter-company agreements. The immediate consequences, if any, to ANTEC and Arris Interactive, and the future consequences to Broadband Parent, regarding product orders from AT&T, as a result of this split-up are not yet determinable. It is possible that the AT&T break-up will have a future material adverse effect on Broadband Parent's business. Circumstances significantly altering the relationship between Broadband Parent and either of AT&T or Cox Communications may arise in the future.

BROADBAND PARENT'S BUSINESS IS DEPENDENT ON CUSTOMERS' CAPITAL SPENDING ON BROADBAND COMMUNICATION SYSTEMS, AND REDUCTIONS BY CUSTOMERS IN CAPITAL SPENDING COULD ADVERSELY AFFECT BROADBAND PARENT'S BUSINESS.

     ANTEC's and Arris Interactive's performance has been, and Broadband Parent's performance will be, largely dependent on customers' capital spending for constructing, rebuilding, maintaining or upgrading broadband communications systems. Capital spending in the telecommunications industry is cyclical. A variety of factors will affect the amount of capital spending and, therefore, Broadband Parent's sales and profits and your return on your investment in Broadband Parent, including general economic conditions, availability and cost of capital, other demands and opportunities for capital, regulations, demand for network services, competition and technology, and real or perceived trends or uncertainties in these factors.

BROADBAND PARENT WILL HAVE SUBSTANTIAL STOCKHOLDERS THAT MAY NOT ACT CONSISTENT WITH THE INTERESTS OF THE OTHER STOCKHOLDERS.

     ANTEC currently has one large stockholder, AT&T Corporation, which beneficially owns approximately 20% of ANTEC's common stock. Following the transaction, Nortel Networks will own approximately 49% of Broadband Parent's common stock and AT&T will beneficially own approximately 10% of Broadband Parent's common stock. These respective ownership interests will result in both Nortel Networks and AT&T having a substantial influence over Broadband Parent. Nortel Networks and/or AT&T may not exert their respective influences in a manner that is consistent with the interests of other stockholders. Nortel Networks will, in its capacity as a stockholder, be able to block stockholder action, including, for instance, stockholder approval of a merger or large acquisition. See "Other Agreements -- Amended and Restated Investor Rights Agreement" on page and "Description of Broadband Parent Capital Stock Following the Transaction -- Common Stock" on page .

THE TWO LARGEST STOCKHOLDERS WILL HAVE THE POWER TO SELL A LARGE PORTION OF BROADBAND PARENT STOCK IN THE FUTURE, WHICH COULD CAUSE THE PRICE OF BROADBAND PARENT STOCK TO DECLINE.

     Any sales of substantial amounts of Broadband Parent common stock in the public market, or the perception that such sales might occur, whether pursuant to the registration rights agreement or otherwise, could lower the price of the Broadband Parent common stock. At the close of the transaction, Broadband Parent will enter into a registration rights agreement with Nortel Networks. Under this agreement, which is described more fully at "Other Agreements - Amended and Restated Investor Rights Agreement" on page ____, Nortel Networks will have the power to cause

Broadband Parent to initiate a public offering for all or part of Nortel Networks' shares of Broadband Parent common stock. Further, Nortel Networks could cause Broadband Parent to file a shelf registration statement, which would allow Nortel Networks to sell its Broadband Parent shares on the open market at an undetermined point in the future. AT&T currently has similar registration rights with ANTEC that will be assumed by Broadband Parent upon the completion of the transaction. Through the exercise of their registration rights, either Nortel Networks or AT&T or both could sell a large number of shares to the public. Under the terms of Nortel Networks' registration rights agreement, Nortel Networks is entitled to exercise these rights immediately after the closing of the transaction or at any point in the future.

THE CONVERSION OF NORTEL NETWORKS' INTEREST IN ARRIS INTERACTIVE COULD DILUTE BROADBAND PARENT'S STOCKHOLDERS.

     As part of the transaction Nortel Networks is converting payables and royalties due from, and advances made to, Arris Interactive, estimated to be approximately $90 million, into a new membership interest in Arris Interactive. The terms of the new membership interest require Nortel Networks to exchange the membership interest for common stock, convertible preferred stock, or convertible notes of Broadband Parent if, in general, Broadband Parent or ANTEC sells any of its interest in Arris Interactive, ANTEC's lenders for the new credit facility foreclose on property of Arris Interactive, or the lenders during an event of default require the exchange. The exchange for, and conversion into Broadband Parent common stock would occur at the then prevailing market price of the common stock. Since some of the circumstances under which exchange and/or conversion is permitted may occur in the event that Broadband Parent and ANTEC are in significant financial distress, it is possible that the market price of the common stock would be quite low and that Nortel Networks would be able to convert its new membership interest into a significant, but presently undeterminable, portion of Broadband Parent's common stock.

THE MARKETS IN WHICH BROADBAND PARENT WILL OPERATE ARE INTENSELY COMPETITIVE, AND BROADBAND PARENT'S RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY COMPETITIVE PRESSURES.

     The markets for broadband communication systems are extremely competitive and dynamic, requiring the companies that compete in these markets to react quickly and capitalize on change. This will require Broadband Parent to retain skilled and experienced personnel as well as deploy substantial resources toward meeting the ever-changing demands of the industry. Broadband Parent will compete with national and international manufacturers, including many companies larger than Broadband Parent. After the transaction, Broadband Parent's major competitors will include:

-        ADC Telecommunications, Inc.
-        C-COR.net Corporation
-        Cisco Systems
-        General Instrument Corporation, now a part of Motorola, Inc.
-        Harmonic Inc.
-        Philips
-        Scientific-Atlanta, Inc.
-        Tellabs

     The rapid technological changes occurring in the broadband markets may lead to the entry of new competitors, including those with substantially greater resources than Broadband Parent. Since the markets in which Broadband Parent will compete are characterized by rapid growth and, in certain cases, low barriers to entry, smaller niche market companies and start-up ventures also may become principal competitors in the future. Actions by existing competitors and the entry of new competitors may have an adverse effect on Broadband Parent's sales and profitability. The broadband communications industry is further characterized by rapid technological change. In the future, technological changes could lead to the obsolescence of some of ANTEC's and Arris Interactive's current products, which could have a material adverse effect on Broadband Parent's business.

     Further, many of Broadband Parent's large competitors are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and therefore will not be as susceptible to downturns in a particular market. In addition, several of Broadband Parent's competitors have been in operation longer than either ANTEC or Arris Interactive and therefore have more long-standing and established relationships with domestic and foreign broadband service providers than will Broadband

Parent following the transaction. Broadband Parent may not be able to compete successfully in the future, and competition may harm Broadband Parent's business.

AS PART OF THE TRANSACTION, NORTEL NETWORKS WAS RELEASED FROM CONTRACTUAL RESTRICTIONS, ALLOWING NORTEL NETWORKS TO COMPETE DIRECTLY WITH ARRIS INTERACTIVE.

     Currently, Arris Interactive is a joint venture between ANTEC and Nortel Networks. The joint venture agreement prohibited Nortel Networks and ANTEC from directly competing against Arris Interactive with any product that uses a hybrid fiber-coaxial cable network. As part of the transaction, Nortel Networks was released as of April 9, 2001 from the contractual provisions that prevented competition with Arris Interactive, permitting Nortel Networks to directly compete against Arris Interactive and ANTEC. Future competition from Nortel Networks, should it opt to enter the portion of the broadband communications market serviced by Arris Interactive, ANTEC or Broadband Parent, could have a material adverse effect on Broadband Parent's business.

THE INABILITY OF BROADBAND PARENT TO DEVELOP A SALES, DISTRIBUTION AND SUPPORT INFRASTRUCTURE IN ITS INTERNATIONAL MARKETS AND THE COSTS ASSOCIATED WITH DEVELOPING THIS INFRASTRUCTURE MAY ADVERSELY AFFECT BROADBAND PARENT'S RESULTS OF OPERATIONS.

     Arris Interactive has relied upon Nortel Networks exclusively for sales, distribution and support of its products in the international markets. Following completion of the transaction, Nortel Networks will enter into a non-exclusive sales representation agreement to market Arris Interactive's products following the transaction, which means that Nortel Networks may market products that are competitive to Arris Interactive products. To avoid reliance on third parties, Broadband Parent intends to develop its own sales, marketing, distribution and support infrastructure, particularly to support and enhance its international sales. Broadband Parent may be unable to develop this infrastructure in a timely manner, if at all. In addition, Broadband Parent may be required to expend significant amounts to develop this infrastructure. Further, in the future, Nortel Networks may cease to be an effective sales channel for Arris Interactive products.

BROADBAND PARENT MAY DISPOSE OF EXISTING PRODUCT LINES OR ACQUIRE NEW PRODUCT LINES IN TRANSACTIONS THAT MAY ADVERSELY IMPACT IT AND ITS FUTURE RESULTS.

     On an ongoing basis ANTEC evaluates its various product offerings and explores possible interest in order to determine whether any should be sold or closed and whether there are businesses that it should pursue acquiring. Currently it is evaluating whether to dispose of one of its minor product lines. No decision has been made, and no purchase agreement has been agreed to. Future acquisitions and divestitures entail various risks, including:

- The risk that it will not be able to find a buyer for a product line while product line sales and employee morale will have been damaged because of general awareness that the product line is for sale;

- The risk that the purchase price obtained will not be equal to the book value of the assets for the product line that it sells; and

- The risk that acquisitions will not be integrated or otherwise perform as expected.

PRODUCTS CURRENTLY UNDER DEVELOPMENT MAY FAIL TO REALIZE ANTICIPATED BENEFITS.

     The technology applications currently under development by ANTEC and Arris Interactive that will be used in future products, may not be successfully developed. Even if the developmental products are successfully developed, they may not be widely used or Broadband Parent may not be able to successfully exploit these technology applications. To compete successfully after the transaction, Broadband Parent must quickly design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, Broadband Parent may not be able to successfully develop or introduce these products if its products:

        -        are not cost effective;
        -        are not brought to market in a timely manner; or
        -        fail to achieve market acceptance.

     Furthermore, Broadband Parent's competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on Broadband Parent. Broadband Parent's strategic alliances will be based on business relationships that have been forged by ANTEC and Arris Interactive. Generally, those relationships have not been the subject of written agreements expressly providing for the alliance to continue for a significant period of time. The loss of a strategic partner could have a material adverse effect on the progress of new products under development with that partner.

CONSOLIDATIONS IN THE TELECOMMUNICATIONS INDUSTRY COULD RESULT IN DELAYS OR REDUCTIONS IN PURCHASES OF PRODUCTS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON BROADBAND PARENT'S BUSINESS.

     The telecommunications industry has experienced the consolidation of many industry participants and this trend may continue. After the transaction, Broadband Parent and one or more of its competitors may each supply products to the businesses that have merged or will merge. Consolidations could result in delays in purchasing decisions by the merged businesses, with Broadband Parent playing a greater or lesser role in supplying the communications products to the merged entity. These purchasing decisions of the merged companies could have a material adverse effect on Broadband Parent's business.

     Mergers among the supplier base also have increased, and this trend may continue. The larger combined companies with pooled capital resources may be able to provide solution alternatives with which Broadband Parent would be put at a disadvantage to compete. The larger breadth of product offerings by these consolidated suppliers could result in customers electing to trim their supplier base for the advantages of one-stop shopping solutions for all their product needs. These consolidated supplier companies could have a material adverse effect on Broadband Parent's business.

BROADBAND PARENT'S SUCCESS WILL DEPEND IN LARGE PART ON ITS ABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     Competition for qualified personnel is intense, and Broadband Parent may not be successful in attracting and retaining key executive, marketing, engineering and sales personnel, which could impact its ability to maintain and grow its operations. Broadband Parent's future success will depend, to a significant extent, on the ability of its management to operate effectively. In the past, competitors and others have attempted to recruit ANTEC and Arris Interactive employees. In the future, competitors may attempt to recruit key employees of Broadband Parent. The loss of the services of any key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and other technical professionals, could negatively affect Broadband Parent's business.

BROADBAND PARENT WILL BE SUBSTANTIALLY DEPENDENT ON CONTRACT MANUFACTURERS, AND AN INABILITY TO OBTAIN ADEQUATE AND TIMELY DELIVERY OF SUPPLIES COULD ADVERSELY AFFECT BROADBAND PARENT'S BUSINESS.

     Many components, subassemblies and modules necessary for the manufacture or integration of ANTEC and Arris Interactive products are obtained from a sole supplier or a limited group of suppliers, including Nortel Networks. After the transaction, Broadband Parent's reliance on sole or limited suppliers, particularly foreign suppliers, and its reliance on subcontractors will involve several risks as current suppliers for ANTEC and Arris Interactive or essential suppliers, may want to deal with the combined companies on terms that are less favorable or financially profitable for the combined companies. The resultant risks to Broadband Parent's business include a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. Historically, neither ANTEC nor Arris Interactive has generally maintained long-term agreements with any of its suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstance that would require Broadband Parent to seek alternative sources of supply could affect its ability to ship products on a timely basis. Any inability to reliably ship its products on time could damage relationships with current and prospective customers and harm Broadband Parent's business.

BROADBAND PARENT'S INTERNATIONAL OPERATIONS WILL BE ADVERSELY AFFECTED BY ANY DECLINE IN THE DEMAND FOR BROADBAND SYSTEMS DESIGNS AND EQUIPMENT IN INTERNATIONAL MARKETS.

     Broadband Parent will have significantly more sales in international markets than either ANTEC or Arris Interactive would have alone. Historically, sales of broadband communications equipment into international markets have been an important part of ANTEC's and Arris Interactive's businesses, a trend that Broadband Parent expects to continue. After the transaction, the entire line of Arris Interactive products will be marketed and made available to existing and potential international customers by Broadband Parent. In addition, United States broadband system designs and equipment are increasingly being employed in international markets, where market penetration is relatively lower than in the United States. While international operations are expected to comprise an integral part of Broadband Parent's future business, international markets may no longer continue to develop at the current rate, or at all. Broadband Parent may fail to receive additional contracts to supply ANTEC and Arris Interactive equipment in these markets.

BROADBAND PARENT'S INTERNATIONAL OPERATIONS MAY BE ADVERSELY AFFECTED BY CHANGES IN THE FOREIGN LAWS IN THE COUNTRIES IN WHICH ANTEC OR ARRIS INTERACTIVE HAS MANUFACTURING OR ASSEMBLY PLANTS.

     A significant portion of Broadband Parent's products will be manufactured or assembled in Mexico and other countries outside of the United States. The governments of the foreign countries in which ANTEC or Arris Interactive, and thus Broadband Parent, has plants may pass laws that impair ANTEC or Arris Interactive's operations, such as laws that impose exorbitant tax obligations on the business or nationalize segments of ANTEC's or Arris Interactive's businesses.

BROADBAND PARENT MAY FACE DIFFICULTIES IN CONVERTING EARNINGS FROM INTERNATIONAL OPERATIONS TO U.S. DOLLARS.

     Broadband Parent may encounter difficulties in converting its earnings from international operations to U.S. dollars for its use in the United States, such as difficulties in moving funds out of the countries in which the funds were earned and difficulties in collecting accounts receivable in foreign countries where the usual accounts receivable payment cycle is longer.

ANTEC'S PROFITABILITY HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE, WHICH COULD ADVERSELY AFFECT THE PRICE OF BROADBAND PARENT STOCK.

     For the third and fourth quarters of 2000, ANTEC failed to meet the level of profitability expected by the investment community. Further, ANTEC has experienced years with significant operating losses. ANTEC's business may not be profitable or meet the level of expectations of the investment community in the future, which could have a material adverse impact on Broadband Parent's stock price.

BROADBAND PARENT MAY FACE HIGHER COSTS ASSOCIATED WITH PROTECTING ITS INTELLECTUAL PROPERTY.

     Broadband Parent's future success depends in part upon its proprietary technology. The future success of ANTEC and Arris Interactive will depend upon product development, technological expertise and distribution channels. Neither ANTEC nor Arris Interactive can predict whether it can protect its technology, or whether competitors can develop similar technology independently.

     As the competition in the communications equipment industry intensifies and the functionality of the products in this industry further overlap, Broadband Parent believes that companies in the communications equipment industry may increasingly become subject to infringement claims. ANTEC and Arris Interactive have received and may continue to receive from third parties, including some of their competitors, notices claiming that they have infringed third-party patents or other proprietary rights. Broadband Parent cannot predict that it will prevail in any litigation over third-party claims, or that Broadband Parent will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert the time, attention and resources of Broadband Parent's management, delay Broadband Parent's product shipments, or require Broadband Parent to enter into royalty or licensing agreements. Further, third parties may be unwilling to enter into royalty or licensing agreements on acceptable terms, if at all. If a claim of product infringement against Broadband Parent is successful and Broadband Parent fails to obtain a license or develop or license non-infringing technology, Broadband Parent's business and operating results could be adversely affected.

BROADBAND PARENT MAY NOT BE ABLE TO EFFECTIVELY MANAGE THE GROWTH OF ARRIS INTERACTIVE, WHICH WOULD NEGATIVELY AFFECT BROADBAND PARENT'S BUSINESS.

     The recent rapid growth in Arris Interactive's business has placed, and is expected to continue to place, a significant strain on its personnel, management and other resources. Arris Interactive's ability to manage any future growth effectively will require it to attract, train, motivate and manage new employees successfully, to integrate new employees into its overall operations, to retain key employees and to continue to improve its operational, financial and management systems. If Arris Interactive fails to manage its future growth effectively, Broadband Parent's business could be adversely affected.

THE TRANSACTION COULD HAVE AN ADVERSE EFFECT ON ARRIS INTERACTIVE CUSTOMER PURCHASING DECISIONS.

     Following the transaction, current customers of Arris Interactive may find the loss of Nortel Networks as an active member in the management of Arris Interactive or the absence of Nortel Networks as the exclusive distributor in Europe and South America to be significant, and these factors may influence such customers' future purchasing decisions. The business of Broadband Parent or Arris Interactive may be adversely affected by changes in the purchasing decisions of these customers.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

     This document contains numerous forward-looking statements about the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock or ownership interests of ANTEC, Arris Interactive and Broadband Parent and other matters. The words "estimate," "project," "intend," "expect," "believe," "forecast" and similar expressions are intended to identify these forward-looking statements, but some of these statements may use other phrasing. Any statement in this document that is not a historical fact is a forward-looking statement. Except to the extent required by applicable law, none of ANTEC, Arris Interactive or Broadband Parent undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Such forward-looking statements, wherever they occur in this document, are necessarily estimates reflecting the best judgment of the senior management of ANTEC, Arris Interactive and Broadband Parent and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements are described in the risk factors above and elsewhere in this document. In addition,:

        - all of the factors affecting ANTEC's, Arris Interactive's or Broadband Parent's businesses may not have been correctly identified and assessed;

        - the publicly available and other information, upon which the analysis contained in this document is based, may not be complete or correct;

        -      the analysis may not be correct; or

        - the strategies, which are based in part on this analysis, may not be successful.

These statements speak only as of the date of this document.

                               THE SPECIAL MEETING

     ANTEC will hold a special meeting of its stockholders. This document is furnished to you in order to solicit your proxy for use at the special meeting.

DATE, TIME AND PLACE

     The ANTEC special meeting will be held at ANTEC's headquarters at 11450 Technology Circle, Duluth, Georgia 30097, on June __, 2001 at 9:00 a.m., local time.

PURPOSES

     At the special meeting, ANTEC stockholders will be asked:

         - to consider and vote upon the proposal to approve and adopt the plan of reorganization;
         -        to consider and vote upon the stock incentive plan;
         -        to consider and vote upon the management incentive plan;
         -        to consider and vote upon the employee stock purchase plan;
                  and
         - to transact such other matters as may properly come before the meeting, or any adjournment or postponement of the meeting.

     Approval of the plan of reorganization also will constitute approval of the merger and the other transactions contemplated by the plan of reorganization.

NOTICE OF SPECIAL MEETING

     THIS DOCUMENT CONSTITUTES NOTICE UNDER DELAWARE LAW OF THE SPECIAL MEETING OF ANTEC STOCKHOLDERS AND THE MATTERS SCHEDULED TO BE CONSIDERED.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     ANTEC's board of directors has established the close of business on May 31, 2001 as the record date for the meeting. Only ANTEC stockholders of record at the close of business on May 31, 2001, are entitled to notice of and to vote at the special meeting. On the record date, there were approximately 310 stockholders of record holding an aggregate of 38,168,398 shares of ANTEC common stock.

     Each share of ANTEC common stock is entitled to one vote. The presence, in person or by proxy, of at least a majority of the voting power of ANTEC stock entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will count in determining a quorum.

     Approval of the proposal concerning the transaction requires the affirmative vote of a majority of the total votes represented by the outstanding ANTEC common stock.

     Approval of the proposals concerning the stock incentive plan, the management incentive plan and the employee stock purchase plan each require the affirmative vote of a majority of the total votes cast at the meeting, assuming a quorum is present. Approval of the transaction is not contingent upon the approval of the stock incentive plan, the management incentive plan or the employee stock purchase plan.

     As of the record date, ANTEC directors and executive officers and their affiliates owned approximately 0.5% of the voting power of ANTEC common stock entitled to vote at the meeting. ANTEC's directors (with the exception of Mr. John (Ian) Anderson Craig who will be abstaining from voting due to his affiliation with Nortel Networks) and executive officers have agreed in voting agreements to vote their shares of ANTEC common stock "FOR" the approval of the transaction, and ANTEC currently expects that all of its directors, executive officers and their affiliates will vote "FOR" each of the stock incentive plan, the management incentive plan and the employee stock purchase plan. For additional information on the ownership and voting of ANTEC common stock, ANTEC directors and executive officers, see "Stock Ownership of ANTEC and Broadband Parent" on page ____.

     As of the record date, AT&T owned 6,827,000 shares of ANTEC common stock, or approximately 17.9% of the shares entitled to vote at the ANTEC special meeting. AT&T has advised ANTEC that it intends to vote all of its shares of ANTEC common stock "FOR" the approval of the transaction.

PROXIES

     Proxies are being solicited by the ANTEC board of directors. If you sign, complete and return a proxy and ANTEC receives the proxy before or at the special meeting, your proxy will be voted as you instructed. All proxies returned without instructions will be voted "FOR" the approval of the transaction and "FOR" each of the stock incentive plan, the management incentive plan and the employee stock purchase plan. If a properly-executed proxy card or voting instruction is returned and the stockholder has abstained from voting, the ANTEC common stock represented by the proxy or voting instructions will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have voted in favor of approval of the transaction or any of the stock incentive plan, the management incentive plan or the employee stock purchase plan.

     If your shares are held in the name of a broker, bank, or other record holder, you must either direct the record holder as to how to vote your shares or obtain a proxy from the record holder to vote at the meeting. Under the Nasdaq National Market rules, brokers who hold shares in street name for customers have the authority to vote on certain "routine" proposals when they have not received instructions from beneficial owners. Such brokers are precluded from exercising their voting discretion with respect to proposals for non-routine matters such as the ones described in this document with the exception of the management incentive plan and the employee stock purchase plan. Thus, absent specific instructions from the beneficial owners of such shares, brokers are not empowered to vote such shares with respect to the approval of the transaction proposal or the stock incentive plan proposal.

     Broker non-votes, which are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal, and abstentions will be treated as shares that are present for purposes of determining the presence of a quorum. However, because shares which abstain and shares represented by broker non-votes are considered outstanding shares, abstentions and broker non-votes will have the same effect as a vote "AGAINST" approval of the transaction, which requires the affirmative vote of a majority of the total votes represented by the outstanding ANTEC common stock. Abstentions and broker non-votes will have no effect on the voting to approve the 2001 stock incentive plan, the management incentive plan or the employee stock purchase plan, which require the affirmative vote of a majority of the votes cast at the meeting.

REVOCATION OF PROXIES

     You may revoke your proxy at any time prior to its use. To revoke your proxy, you must either: (a) deliver to the Secretary of ANTEC, 11450 Technology Circle, Duluth, Georgia 30097, a signed notice of revocation or a later-dated signed proxy or (b) attend the special meeting and vote in person regarding the matters for which you submitted a proxy. Attendance at the special meeting will not, in and of itself, constitute the revocation of a proxy.

SOLICITATION OF PROXIES

     ANTEC will bear its own expenses of soliciting proxies from its stockholders for its special meeting. In addition to solicitation by mail, arrangements will be made with brokerage houses and other custodians, nominees, and fiduciaries to send proxy materials to beneficial owners. ANTEC will reimburse these parties for their reasonable expenses. Further, ANTEC's directors, officers and employees may solicit proxies in person or by telephone, telegram or by any other means of communication. These individuals will not receive any special compensation for soliciting proxies, but they will be reimbursed for their out-of-pocket expenses. ANTEC anticipates that it will retain Morrow & Co. to aid in the solicitation of proxies for a fee that is usual and customary for such services.

     In order to assure sufficient representation at the meeting, ANTEC may request by telephone, telecopy or e-mail the return of your proxy card. Please assist us by promptly returning your proxy card without delay.

OTHER MATTERS

     If any other matters are properly presented for consideration at the special meeting, the person named in the proxy will have discretion to vote or not vote on those matters in accordance with his or her best judgment, unless authorization to use that discretion is withheld. ANTEC is unaware of any business for consideration at the special meeting other than as described in this document.

     In the event that insufficient proxy cards with votes "FOR" the approval of the transaction are received prior to the scheduled meeting date, ANTEC may decide to postpone or adjourn the special meeting, in which event the proxies that have been received that either have been voted for any of the proposals or contain no instructions will be voted for adjournment. Proxies marked "AGAINST" approval and adoption of any proposal will vote against a proposal to adjourn the meeting for the purpose of soliciting additional proxies.

                     BROADBAND PARENT - THE COMBINED COMPANY


     Upon completion of the transaction, Broadband Parent will be a holding company for all of the stock of ANTEC and Nortel Networks' ownership interest in Arris Interactive. The remaining interest in Arris Interactive will continue to be owned by ANTEC. Broadband Parent will be renamed Arris Group, Inc. and, following the closing of the transaction, Broadband Parent's common stock will trade on the Nasdaq National Market System under the symbol "ARRS".

     The board of directors of Broadband Parent will consist of the current 11 members of the board of directors of ANTEC and two additional directors to be designated by Nortel Networks. Nortel Networks has named Thomas Manley and Anil Khatod as its two designees. The current senior executives of ANTEC will continue as the senior executives of Broadband Parent. For a further description of the directors and management of Broadband Parent, see "Directors and Management of Broadband Parent Following the Transaction."

     On a pro forma basis, the combined company had revenues for the year ended December 31, 2000 of approximately $1.29 billion, consisting approximately of:

     - 47% ($604 million) from the current Arris Interactive/ANTEC family of Cornerstone products,
     - 20% ($260 million) from optical and broadband transmission products,
     - 13% ($170 million) from outside plant and powering products, and
     - 20% ($260 million) from products in the supplies and services category.

Consolidated gross profit margin on a pro forma basis for the year ended December 31, 2000 was approximately 27%. See "Unaudited Pro Forma Combined Financial Information."

     On a pro forma basis, the combined company had revenues for the three months ended March 31, 2001 of approximately $237.2 million, consisting approximately of:

     - 54% ($127.4 million) from the current Arris Interactive/ANTEC family of Cornerstone products,
     - 13% ($30.7 million) from optical and broadband transmission products,
     - 15% ($36.0 million) from outside plant and powering products, and
     - 18% ($43.1 million) from products in the supplies and services category.

     Consolidated gross profit on a pro forma basis for the three months ended March 31, 2001 was approximately 21%. See "Unaudited Pro Forma Combined Financial Information."

     Because ANTEC is already a distributor for Arris Interactive's products, Broadband Parent's products will be the same as are currently offered by ANTEC. Nortel Networks also is a distributor of Arris Interactive's products, generally to U.S. non-cable and international customers. Following the transaction, Nortel Networks will continue as a non-exclusive sales agent (domestically through 2001 and internationally through 2003). As a result, Broadband Parent expects to ultimately be able to capture substantially all of the international revenues and domestic non-cable television revenues and all of the gross profit related to the sale of Arris Interactive's products previously recognized by Arris Interactive or Nortel Networks. Broadband Parent also expects to have a more diversified revenue base than ANTEC as a result of the absorption of most of the sales previously achieved in the Nortel Networks channel. Moreover, control of global marketing and sales will be in the new company and will not be bifurcated between Nortel Networks and ANTEC.

     At the time of the closing of the transaction, Broadband Parent, through ANTEC and Arris Interactive, will employ approximately 400 engineers and approximately 2,100 non-engineering personnel and will own outright or license from Nortel Networks (on a royalty-free basis for all hybrid fiber-coax applications) all of the intellectual property rights associated with its operations. For a description of the license arrangements with Nortel Networks, see "Other Agreements -- Intellectual Property Rights Agreement." Broadband Parent will be able, subject to some limitations, to utilize this intellectual property to expand its product offerings without the contractual constraints related to the Arris Interactive joint venture that were previously imposed upon ANTEC and Nortel Networks.

Broadband Parent will continue Arris Interactive's focus on developing a platform of next generation Internet protocol, or "IP," products for high-speed data and carrier grade voice transmission.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined balance sheet and statements of operations are presented to give effect to the proposed transaction. The pro forma information was prepared based on the historical financial statements and related notes of ANTEC and Arris Interactive, which are incorporated by reference or included in this document. The unaudited pro forma combined balance sheet has been prepared to reflect the transaction as of March 31, 2001. The unaudited pro forma combined statements of operations combine the results of operations of ANTEC and Arris Interactive for the year ended December 31, 2000 and the three months ended March 31, 2001 as if the transaction occurred on January 1, 2000.

     The unaudited pro forma combined financial statements and the notes thereto should be read in conjunction with the historical financial statements and related notes of ANTEC and Arris Interactive, which are incorporated by reference or included elsewhere in this document. These unaudited pro forma combined financial statements were prepared in accordance with rules and regulations established by the Securities and Exchange Commission and are not necessarily reflective of the actual or future results of operations or the financial position of Broadband Parent.

     The transaction involves the creation of a new holding company, currently named Broadband Parent Corporation, and two integrated, concurrent transactions. In one transaction, a wholly-owned subsidiary of Broadband Parent will merge with and into ANTEC. As a result of this transaction, ANTEC will continue to exist, retaining its historical assets and liabilities, but rather than being an independent, publicly traded company, it will instead be a subsidiary of Broadband Parent. ANTEC stockholders will receive one share of Broadband Parent common stock in exchange for each share of ANTEC common stock. In the other transaction, Broadband Parent will acquire Nortel Networks' interest in Arris Interactive in return for 37 million shares of Broadband Parent common stock valued at approximately $227.2 million based on a closing price of $6.14 for ANTEC common stock on April 9, 2001. Indebtedness of Arris Interactive to Nortel Networks and ANTEC of approximately $124 million is being canceled as a contribution to the capital of Arris Interactive. Additionally, indebtedness of Arris Interactive to Nortel Networks estimated to be approximately $88 million, which is expected to be $90 million at closing, is being converted into a new membership interest in Arris Interactive that will be issued to Nortel Networks. At the time of these transactions, Broadband Parent will be renamed Arris Group, Inc. The transaction will be accounted for using the purchase method of accounting and, following the closing of the transaction, the results of operations of Arris Interactive will be included in the results of Broadband Parent.

     For purposes of this pro forma information, the purchase price has been allocated to the assets of Arris Interactive based on the information available at the time of the printing of this document. The excess of the purchase price over the fair value of the net tangible and intangible assets acquired has been allocated to goodwill. Although the purchase price and its allocation are not final, it is anticipated that a portion of the purchase price will be allocated to existing technology, in-process research and development and the workforce. Since Arris Interactive is an operating business, the assets and liabilities actually acquired and the fair market values of the assets will change prior to completion of the transaction. As a result, the final allocation of the purchase price will be determined after the transaction is completed and after completion of thorough analyses to identify and determine the fair values of Arris Interactive's tangible and identifiable intangible assets and liabilities as of the date the transaction is completed. Any change in the fair value of the net assets of Arris Interactive will change the amount of the purchase price allocable to goodwill. Additionally, changes in Arris Interactive's members' capital deficiency including net income (loss) from April 1, 2001, through the date the transaction is completed, will also change the amount of goodwill recorded. In addition, the final allocation may be materially different from the unaudited pro forma adjustments presented herein.

     The unaudited pro forma combined financial statements are based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purpose of developing such pro forma information. ANTEC expects that the existing technology will have an amortization period ranging from two to four years and the workforce will have an amortization period ranging from three to six years. At this time, the work needed to provide the basis for estimating these fair values and amortization periods has not been completed. The amortization of intangible assets and goodwill is reflected in the unaudited pro forma combined statements of operations using the following estimated useful lives:

                   Existing technology                                3 years
                   Workforce                                          5 years
                   Goodwill                                          10 years

     Changes in the allocations of the purchase price and the useful lives of the intangible assets could change the amount of annual amortization expense and the related tax effect, as applicable. The following table shows the effect on pro forma operating income (loss), net income (loss) and net income (loss) per share based upon the range of the amortization periods, as well as possible value, that could be reasonably determined for each intangible asset identified and goodwill:


                                                                                     Year ended December 31, 2000
                                                                        -------------------------------------------------------
                                                                                      Net income     Net income      Net income
                                                                                     attributable    per common     per common
                                                                         Operating    to common        share          share
                                                                           Income       stock          Basic         Diluted
                                                                        ------------ ------------- -------------- --------------
                                                                                 (in thousands, except per share data)
As disclosed in the pro forma financial information                      $56,491      $ 36,888        $0.49          $0.48
Based upon the shortest economic life of the range (see note (G))         38,094        25,556         0.34           0.33
Based upon the longest economic life of the range (see note (G))          65,136        42,213         0.56           0.55
Based upon a 10% increase in the value of intangible assets (see note     53,875        35,643         0.48           0.47
(D))
Based upon a 10% decrease in the value of intangible assets (see note     59,106        38,133         0.51           0.50
(D))
Based upon a 20% increase in the value of intangible assets (see note     51,260        34,398         0.46           0.45
(D))
Based upon a 20% decrease in the value of intangible assets (see note     61,721        39,378         0.53           0.51
(D))


                                                                                   Three months ended March 31, 2001
                                                                        --------------------------------------------------------
                                                                                      Net (loss)    Net (loss)     Net (loss)
                                                                                     attributable   per common     per common
                                                                        Operating     to common       share           share
                                                                          (loss)         stock         Basic          Diluted
                                                                        ------------ -------------  ------------- --------------
                                                                                 (in thousands, except per share data)
As disclosed in the pro forma financial information                     $(21,922)    $ (18,796)      $(0.25)        $(0.25)
Based upon the shortest economic life of the range (see note (G))        (26,521)      (21,629)       (0.29)         (0.29)
Based upon the longest economic life of the range (see note (G))         (19,761)      (17,464)       (0.23)         (0.23)
Based upon a 10% increase in the value of intangible assets (see note    (22,576)      (19,107)       (0.25)         (0.25)
(D))
Based upon a 10% decrease in the value of intangible assets (see note    (21,268)      (18,485)       (0.25)         (0.25)
(D))
Based upon a 20% increase in the value of intangible assets (see note    (23,230)      (19,418)       (0.26)         (0.26)
(D))
Based upon a 20% decrease in the value of intangible assets (see note    (20,615)      (18,173)       (0.24)         (0.24)
(D))


     The unaudited pro forma combined financial statements are not necessarily indicative of the results that would have been achieved had such transactions been consummated as of the dates indicated, or that may be achieved in the future, or the results that would have been realized had the entities been a single entity during these periods. These unaudited pro forma combined financial statements should be read together with the audited and unaudited historical financial statements and related notes of ANTEC and Arris Interactive, and other financial information pertaining to ANTEC and Arris Interactive, including ANTEC's Form 10-K/A for the year ended December 31, 2000 and Form 10-Q/A for the quarter ended March 31, 2001, which are incorporated by reference in this document, and the sections entitled "Description of Arris Interactive - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in this document.

                                BROADBAND PARENT
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                       NORTEL
                                                                       NETWORKS'       ADJUSTED
                                                (A)         ARRIS        CAPITAL         ARRIS     PRO FORMA        PRO FORMA
                                               ANTEC     INTERACTIVE   CONTRIBUTION  INTERACTIVE  ADJUSTMENTS       COMBINED
                                               -----     -----------   ------------  -----------  -----------       --------
Net sales                                     $998,730      $561,468          $0      $561,468    $(266,596) (C)    $1,293,602
Cost of sales                                  812,958       423,388           0       423,388     (266,596) (C)       947,048
                                                                                                       2,558 (F)
                                                                                                    (25,260) (I)
                                              --------      --------          --      --------    ---------         ----------
           Gross profit                        185,772       138,080           0       138,080        22,702           346,554
Operating expenses:
     Selling, general and administrative       110,554        23,926           0        23,926             0           134,480
     Research and development                   23,434        76,804           0        76,804             0           100,238
     Amortization of intangibles                 4,917             0           0             0        50,428 (G)        55,345
                                              --------      --------          --      --------    ---------         ----------
           Total operating expenses            138,905       100,730           0       100,730        50,428           290,063

                                              --------      --------          --      --------    ---------         ----------
Operating income (loss)                         46,867        37,350           0        37,350      (27,726)            56,491
Other expense (income):
     Interest expense                           11,053         9,884           0         9,884         (670) (C)        11,053
                                                                                                     (9,214) (M)
     Other expense (income), net                    87       (1,939)           0       (1,939)           670 (C)       (1,182)
     Loss on marketable securities                 773             0           0             0             0               773
     (Gain) on LANcity transaction            (31,250)             0           0             0             0          (31,250)
                                              --------      --------          --      --------    ---------         ----------
Income (loss) before income tax expense         66,204        29,405           0        29,405      (18,512)            77,097

Income tax expense                              26,629             0           0             0        11,292 (H)        36,473
                                                                                                     (1,448) (K)
                                              --------      --------          --      --------    ---------         ----------
Net income (loss)                               39,575        29,405           0        29,405      (28,356)            40,624
Return on new membership interest                    0             0           0             0       (3,736) (N)       (3,736)
                                              --------      --------          --      --------    ---------         ----------
Net income (loss) attributable to
    common stock                              $ 39,575      $ 29,405          $0      $ 29,405    $ (32,092)        $   36,888
                                              ========      ========          --      ========    =========         ==========

Net income per common share:
           Basic                              $   1.04                                                              $    $0.49
                                              ========                                                              ==========
           Diluted                            $   0.98                                                              $     0.48
                                              ========                                                              ==========

Weighted average common shares:
           Basic                                37,965                                                37,000 (D)        74,965
                                              ========                                                              ==========
           Diluted                              43,165                                                37,000 (D)        76,571
                                              ========                                               =======        ==========
                                                                                                      (3,594)(L)

                                BROADBAND PARENT
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE QUARTER ENDED MARCH 31, 2001
                      (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                                          ADJUSTED
                                            (A)         ARRIS        NORTEL NETWORKS'       ARRIS      PRO FORMA         PRO FORMA
                                           ANTEC     INTERACTIVE   CAPITAL CONTRIBUTION  INTERACTIVE  ADJUSTMENTS        COMBINED
                                        ------------ ------------  --------------------- ------------ -------------     ----------
Net sales                                  $212,788     $100,502    $                 0    $ 100,502    $ (76,089)(C)  $  237,201
Cost of sales                               180,697       89,311                      0       89,311      (76,089)(C)     186,763
                                                                                                           (2,298)(F)
                                                                                                           (4,858)(I)

                                           --------     --------    -------------------    ---------    ---------      --------
                       Gross profit          32,091       11,191                      0       11,191        7,156          50,438
Operating expenses:
     Selling, general and administrative     29,596        5,489                      0        5,489            0          35,085
     Research and development                 5,609       17,830                      0       17,830            0          23,439
     Amortization of intangibles              1,229            0                      0            0       12,607 (G)      13,836
                                           --------     --------    -------------------    ---------    ---------      ----------
                       Total operating       36,434       23,319                      0       23,319       12,607          72,360
expenses

                                           --------     --------    -------------------    ---------    ---------      ----------
Operating (loss)                             (4,343)     (12,128)                     0      (12,128)      (5,451)        (21,922)
Other expense (income):
     Interest expense                         2,746        2,789                      0        2,789         (172)(C)       2,746
                                                                                                           (2,617)(M)
     Other expense (income), net                254         (421)                     0         (421)         172 (C)           5
     Loss on marketable securities              359            0                      0            0            0             359
                                           --------     --------    -------------------    ---------    ---------      ----------
Loss before income tax benefit               (7,702)     (14,496)                     0      (14,496)      (2,834)        (25,032)

Income tax (benefit)                         (3,202)           0                      0            0       (5,566)(H)      (8,441)
                                                                                                              327 (K)
                                           --------     --------    -------------------    ---------    ---------      ----------
Net (loss)                                   (4,500)     (14,496)                    --      (14,496)       2,405         (16,591)

Return on new membership interest                 0            0                      0            0       (2,205)(N)      (2,205)

                                           --------    ---------    -------------------    ---------    ---------      ----------
Net (loss) income attributable to          $ (4,500)   $ (14,496)   $                 0    $ (14,496)   $     200      $  (18,796)
  common stock                             ========    =========    ===================    =========    =========      ==========

Net (loss) per common share:
                            Basic          $  (0.12)                                                                   $    (0.25)
                                           ========                                                                    ===========
                            Diluted        $  (0.12)                                                                   $    (0.25)
                                           ========                                                                    ==========

Weighted average common shares:
                            Basic            38,252                                                          37,000(D)     75,252
                                           ========                                                                    ==========
                            Diluted          38,252                                                          37,000(D)     75,252
                                           ========                                                                    ==========


                                BROADBAND PARENT
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT MARCH 31, 2001
                                 (IN THOUSANDS)


                                                                            NORTEL
                                                                           NETWORKS'       ADJUSTED
                                                    (A)        ARRIS        CAPITAL          ARRIS      PRO FORMA        PRO FORMA
                                                   ANTEC     INTERACTIVE  CONTRIBUTION    INTERACTIVE  ADJUSTMENTS       COMBINED
                                                 ----------- -----------  -------------   ------------ -------------    -----------
ASSETS:
Current assets:
     Cash and cash equivalents                    $   9,064   $  21,104   $          0    $    21,104   $        0        $ 30,168
     Accounts receivable, net of allowances         111,410     146,602              0        146,602     (103,271) (C)     154,434
                                                  ---------   ---------   ------------    -----------   ----------        ---------
                                                                                                              (307) (C)
     Accounts receivable from AT&T                   43,044           0              0              0             0          43,044
     Inventories                                    277,264      71,224              0         71,224             0         348,488
     Note receivable - Nortel - current                   0         700              0            700             0             700
     Income taxes recoverable                        20,725           0              0              0             0          20,725
     Deferred income taxes                           19,083           0              0              0         6,911 (D)      25,994
     Investments held for resale                      1,202           0              0              0             0           1,202
     Other current assets                            24,552       1,034              0          1,034             0          25,586
                                                  ---------   ---------   ------------    -----------   ----------        ---------
                   Total current assets             506,344     240,664              0        240,664      (96,667)         650,341


Property, plant & equipment, net of accumulated
   depreciation                                      52,535      26,342              0         26,342             0          78,877
Intangible assets:
     Goodwill, net of accumulated amortization      143,690           0              0              0        53,665 (D)     291,105
                                                                                                             93,750 (E)
     Other intangibles, net of accumulated                0           0              0              0       113,700 (D)     113,700
amortization
Investments                                         105,835           0              0              0      (93,750) (E)      12,085
Deferred income taxes                                 5,292           0              0              0             0           5,292
Deferred financing costs, net of accumulated          2,074           0              0              0             0           2,074
amortization
Other assets                                         21,395           0              0              0      (11,823) (C)       9,572
Note receivable - Nortel                                  0         605              0            605             0             605
                                                  ---------   ---------   ------------    -----------   ----------        ---------

                                                  $ 837,165   $ 267,611   $          0    $   267,611   $    58,875      $1,163,651
                                                  =========   =========   ============    ===========   ===========      ==========

                                BROADBAND PARENT
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                AT MARCH 31, 2001
                                 (IN THOUSANDS)


                                                                            NORTEL
                                                                          NETWORKS'       ADJUSTED
                                                    (A)       ARRIS        CAPITAL          ARRIS       PRO FORMA        PRO FORMA
                                                   ANTEC   INTERACTIVE   CONTRIBUTION     INTERACTIVE  ADJUSTMENTS       COMBINED
                                                -----------------------  -------------    -----------  ------------     ------------
LIABILITIES & STOCKHOLDERS' EQUITY:
Current liabilities:
     Accounts payable                           $   166,702 $  132,871  $           0    $   132,871   $  (103,271) (C) $    135,265
                                                ----------- ----------   ------------    -----------  ------------      -----------
                                                                                                             (307) (C)
                                                                                                          (60,730) (O)
     Royalties payable - Nortel                           0      4,864              0          4,864       (4,864) (O)            0
     Accrued compensation, benefits & related        16,245      8,299              0          8,299             0           24,544
       taxes
     Other accrued liabilities                       27,878      9,070              0          9,070        11,800 (D)       48,748

     Current portion of long-term debt               79,000          0              0              0             0           79,000
                                                ----------- ----------   ------------    -----------  ------------      -----------
                        Total current               289,825    155,104              0        155,104     (157,372)          287,557
                          liabilities

Long-term debt                                      115,000          0              0              0             0          115,000
Long-term notes payable                                   0    151,298      (116,569) (B)     34,729      (11,823) (C)            0
                                                                                                          (22,906) (O)
Long-term employee compensation                           0      4,562              0          4,562         4,683 (D)        9,245
Deferred income taxes                                36,912          0              0              0        37,257 (D)       74,169
                                                ----------- ----------   ------------    -----------  ------------      -----------
                        Total liabilities           441,737    310,964      (116,569)        194,395     (150,161)          485,971

New membership interest in Arris                          0          0              0              0        65,594 (O)       88,500
                                                                                                            22,906 (O)
Stockholders' equity:
     Preferred stock                                      0          0              0              0             0                0
     Common stock                                       384          0              0              0           370 (D)          754
     Capital in excess of par                       267,737     31,832        116,569 (B)    148,401       226,810 (D)      486,419
                                                                                                         (116,569) (J)
                                                                                                          (31,832) (J)
                                                                                                           (8,128) (J)
     Retained earnings                              129,788   (75,185)              0       (75,185)      (25,300) (D)      104,488
                                                                                                            75,185 (J)
     Unrealized holding loss on marketable          (1,668)          0              0              0             0          (1,668)
       securities
     Unearned compensation                            (802)          0              0              0             0            (802)
     Cumulative translation adjustments                (11)          0              0              0             0             (11)
                                                ----------- ----------   ------------    -----------  ------------      -----------
                        Total stockholders'         395,428   (43,353)        116,569         73,216       120,536          589,180
                          equity

                                                ----------- ----------   ------------    -----------  ------------      -----------
                                                $   837,165 $  267,611   $          0    $   267,611  $     58,875      $ 1,163,651
                                                =========== ==========   ============    ===========  ============      ===========


                                BROADBAND PARENT
                              PRO FORMA ADJUSTMENTS

Pro Forma adjustments are as follows:

(A) This column represents the historical results of operations of ANTEC except that research and development expenses, which are normally included with selling, general and administrative expenses, have been separately disclosed for the purposes of these statements.

(B) This adjustment is to record the $116.6 million contribution of capital (equal to Nortel Networks' participating interest in the outstanding notes payable balance as of December 31, 2000 of $114.3 million plus the interest accrued thereon through March 31, 2001) by Nortel Networks to Arris Interactive contemplated by Article IV of the Agreement and Plan of Reorganization.

(C) This adjustment is to record the intercompany eliminations between ANTEC and Arris Interactive as follows:

                                                                              At or for the         At or for the
                                                                                Year Ended        Three Months Ended
                                                                            December 31, 2000       March 31, 2001
                                                                            -----------------     ------------------

         Sales and related costs of sales by Arris Interactive to ANTEC        $ (266,596)            $ (76,089)
         Interest expense recorded by Arris Interactive to ANTEC                     (670)                 (172)
         Accounts receivable from ANTEC recorded by Arris Interactive                 n/a              (103,271)
         Accounts receivable from Arris Interactive recorded by ANTEC                 n/a                  (307)
         Notes receivable from Arris Interactive recorded by ANTEC
               including participating interest                                       n/a               (11,823)

(D) This adjustment is to record ANTEC's purchase of Nortel Networks' ownership interest in Arris Interactive for 37,000,000 shares of ANTEC common stock on April 9, 2001 at $6.14 per share as quoted on the Nasdaq National Market System. In addition, transaction costs were estimated to be approximately $11,800,000, principally for investment banking, legal and accounting fees.

                                                                                                (in thousands)
                                                                                                --------------
         37,000,000 shares of ANTEC's $0.01 par value common stock at $6.14 per share             $ 227,180
         Acquisition costs (i.e. investment banking fees, legal and accounting fees,
                  printing costs, etc.)                                                              11,800
         Additional accrual for Broadband Parent options to be issued to Arris Interactive
                  employees as a result of the transaction                                            4,683
                                                                                                  ---------
                                                                                                  $ 243,663
                                                                                                  =========

         This adjustment is to allocate the purchase price:

                                                                                          (in thousands)
                                                                                          --------------
         Net tangible assets acquired (a) $81,344
         Intangible assets:
                  Existing technology                                                           97,100
                  Workforce                                                                     16,600
                  Goodwill                                                                      53,665
         In-process research and development                                                    25,300
         Deferred tax asset                                                                      6,911
         Deferred tax liability (non-current)                                                  (37,257)
                                                                                             ---------
                                                                                             $ 243,663

         (a)      Net tangible assets of Arris Interactive acquired (pre-transaction
                  ($43,353 x 81.25% owned by Nortel Networks))                                  $ (35,225)
                  Contribution to capital by Nortel Networks as part of the transaction           116,569
                                                                                                ---------
                                                                                                   81,344
                                                                                                =========

         The value assigned to in-process research and development, in accordance with accounting principles generally accepted in the United States, was written off at the time of the acquisition and is reflected in the unaudited pro forma combined balance sheet adjustments as a pro forma reduction of stockholders' equity. In accordance with SEC regulations, this write-off is not reflected as an adjustment in the unaudited pro forma combined statement of operations as it represents a non-recurring charge directly attributable to the transaction.

         Overview of purchased in-process research and development expenses

         The $25.3 million of in-process technology valued for the transaction relates to three projects that are targeted at the carrier-grade telephone and high speed data markets. The value of the in-process technology was calculated separately from all other acquired assets. The projects include:

                  Advanced Internet Protocol Module ("AIPM"), a migration vehicle allowing for the deployment of Internet protocol ready products into an existing constant bit rate system architecture; Multi-service Access System ("MSAS"), a high-density multiple stream cable modem termination system providing carrier-grade availability and high-speed routing technology on the same headend targeted at the carrier-grade telephone and high-speed data market; and Packet Port II, an outside voice over Internet protocol terminal targeted at the carrier-grade telephone market.

         Valuation of in-process research and development

         In calculating the estimated value of in-process research and development, valuation techniques accepted in the technology industry were used. These calculations gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles, and the estimated lives of each of the product's underlying technology. The value of the in-process technology reflects the relative value and contribution of the acquired research and development. We gave consideration to the acquired technologies' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the assigned value.

         The values assigned to developed technologies related to this transaction were valued using the income approach based upon the current stage of completion of each project. A risk adjusted discount rate was applied to the cash flows related to the existing products' projected income stream for the years 2002 through 2006. This discount rate assumes that the risk of revenue streams from new technology is higher than that of Arris Interactive as a whole. Elements of the projected income stream included revenues, costs of sales, selling, general and administrative expenses, and the projected remaining costs of research and development expenses. The discount rate used in the present value calculations was generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that are known at the assumed transaction date. It is anticipated that the acquired in-process technologies will yield similar prices and margins that have been historically recognized by Arris Interactive.

         Valuation Assumptions

         The following table summarizes the significant assumptions underlying the estimated valuation related to each in-process technology project (dollars in millions):

                  Project           Estimated percentage     Expected costs to     Discount rate
                                       of completion            complete

                  AIPM                      71.2%                  $ 3.3                 27%
                  MSAS                      82.0%                  $ 3.2                 27%
                  Packet Port 2             33.8%                  $10.6                 27%

         Risk related to in-process research and development

         The risks and uncertainties of the business as previously disclosed are inclusive of the risks and uncertainties of new product development. However, in general, our future success will depend, in part, on our ability to develop, introduce and market new products in a timely manner. We also much respond to competitive pressures, evolving industry standards and technological advances. There can be no assurances that the technology applications currently under development by Arris Interactive will be successfully developed or, if successfully developed, that they will be widely used or timely deployed. If we are unable to introduce these products effectively or in a timely manner, we run the risk of losing some or all of the time-to-market advantage we might otherwise have had. Furthermore, competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on our business. The markets for these technology applications are also subject to evolving standards, market compliance and technological advances in these arenas. There is no guarantee that we will be successful in keeping pace with future technological advances in these arenas. In future filings we will continue to assess these risks and uncertainties based on the multitude of factors that affect them.

         The in-place workforce was valued using a cost approach, incorporating hiring and training costs, as well as time to achieve full productivity.

         The final allocation of the purchase price will be determined after the transaction is completed and after completion of thorough analyses to identify and determine the fair values of Arris Interactive's tangible and identifiable intangible assets and liabilities as of the date the transaction is completed. Any change in the fair value of the net assets of Arris Interactive will change the amount of the purchase price allocable to goodwill. Additionally, changes in Arris Interactive's members' capital deficiency including net income (loss) from April 1, 2001, through the date the transaction is completed, will also change the amount of goodwill recorded. In addition, the final allocation may be materially different from the unaudited pro forma adjustments presented herein. See further discussion in note (G) below.

(E) This adjustment is to reclassify the $93,750 investment in Arris Interactive recorded by ANTEC to goodwill.

(F) These adjustments are to reflect the change in gross profit included in ending inventory of ANTEC for products purchased from Arris Interactive totaling $(2,298) and $2,558 for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively.

(G) The amortization of intangible assets and goodwill of $12,607 and $50,428 for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively, is reflected in the unaudited pro forma combined statements of operations using the following estimated useful lives:

                  Existing technology                           3 years
                  Workforce                                     5 years
                  Goodwill                                     10 years

         ANTEC expects that the existing technology will have an amortization period ranging from two to four years and the workforce will have an amortization period ranging from three to six years. At this time, the work needed to provide the basis for estimating these fair values and amortization periods has not been completed.

         Changes in the allocations of the purchase price and the useful lives of the intangible assets could change the amount of annual amortization expense and the related tax effect, as applicable. The following table shows the effect on pro forma operating income (loss), net income (loss) and net income (loss) per share based upon the range of the amortization periods, as well as possible value, that could be reasonably determined for each intangible asset identified and goodwill:

                                                                                         Year ended December 31, 2000
                                                                               -------------------------------------------------
                                                                                                          Net income
                                                                                             Net income   per common
                                                                                            attributable    share     Net income
                                                                               Operating     to common      Basic     per common
                                                                                Income         stock       Diluted      share
                                                                               ---------    ------------  ----------  ----------
                                                                                 (in thousands, except per share data)

As disclosed in the pro forma financial information                             $ 56,491      $ 36,888      $ 0.49      $ 0.48

Based upon the shortest economic life of the range (see note (G))                 38,094        25,556        0.34        0.33

Based upon the longest economic life of the range (see note (G))                  65,136        42,213        0.56        0.55

Based upon a 10% increase in the value of intangible assets (see note (D))        53,875        35,643        0.48        0.47

Based upon a 10% decrease in the value of intangible assets (see note (D))        59,106        38,133        0.51        0.50

Based upon a 20% increase in the value of intangible assets (see note (D))        51,260        34,398        0.46        0.45

Based upon a 20% decrease in the value of intangible assets (see note (D))        61,721        39,378        0.53        0.51

                                                                                       Three months ended March 31, 2001
                                                                             ------------------------------------------------------
                                                                                          Net (loss)   Net (loss)per Net (loss) per
                                                                             Operating attributable to  common share  common share
                                                                              (loss)     common stock      Basic         Diluted
                                                                             ---------     --------        ------        ------
                                                                                    (in thousands, except per share data)

As disclosed in the pro forma financial information                          $(21,922)     $(18,796)       $(0.25)       $(0.25)

Based upon the shortest economic life of the range (see note (G))             (26,521)      (21,629)        (0.29)        (0.29)

Based upon the longest economic life of the range (see note (G))              (19,761)      (17,464)        (0.23)        (0.23)

Based upon a 10% increase in the value of intangible assets (see note (D))    (22,576)      (19,107)        (0.25)        (0.25)

Based upon a 10% decrease in the value of intangible assets (see note (D))    (21,268)      (18,485)        (0.25)        (0.25)

Based upon a 20% increase in the value of intangible assets (see note (D))    (23,230)      (19,418)        (0.26)        (0.26)

Based upon a 20% decrease in the value of intangible assets (see note (D))    (20,615)      (18,173)        (0.24)        (0.24)

(H) The adjustments of $(5,566) and $11,292 are to tax effect Arris Interactive's (loss) income before tax for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively, as Arris Interactive is a limited liability company and is therefore not subject to income tax.

(I) This adjustment is to eliminate the $4,858 and $25,260 of royalty expense incurred by Arris Interactive during the three months ended March 31, 2001 and the year ended December 31, 2000, respectively. These royalties are paid to Nortel Networks for Cornerstone products manufactured at non-Nortel Networks facilities. As a result of the transaction, these royalties will cease to be incurred.

(J) This adjustment is to eliminate the $116,600 capital contribution made by Nortel Networks in conjunction with the transaction as discussed in note (B) and pre-transaction equity, consisting of a capital in excess of par balance of $31,832 and retained earnings balance of $(75,185). This adjustment also reflects $(8,128) representing ANTEC's 18.75% carryover basis in the pre-transaction equity of Arris Interactive ($43,353 x 18.75% = $8,128). As Nortel Networks' capital contribution was made in conjunction with the purchase and would not otherwise have been made, it has been excluded from ANTEC's 18.75% carryover basis.

(K) The $327 and $(1,448) adjustments reflect the tax effect of the pro forma adjustments to (loss) income before taxes for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively.

(L) This adjustment is to reduce the weighted average common shares by the 3,594,000 shares issuable upon conversion of ANTEC's 4.5% convertible subordinated notes because their inclusion in the unaudited pro forma combined earnings per share calculation for the year ended December 31, 2000, would be antidilutive.

(M) This adjustment is to eliminate $2,617 and $9,214 of interest expense incurred on Arris Interactive's note payable to Nortel Networks during the three months ended March 31, 2001 and the year ended December 31, 2000, respectively, as the note and accrued interest is being contributed to Arris Interactive as a result of the transaction as discussed in note (B).

(N) This adjustment is to record the payment-in-kind dividends earned on the $88.5 million of accounts payable due from Arris Interactive to Nortel Networks that are being converted into a new membership interest in Arris Interactive as discussed in note (O). The new membership interest is entitled to a return of 10% per annum. The $2,205 and $3,736 of dividends earned during the three months ended March 31, 2001 and year ended December 31, 2000, respectively, were calculated based on the average outstanding balances of $88,200 and $37,360 during the respective periods.

(O) This adjustment is to record the issuance of the new membership interest in exchange for amounts payable to Nortel Networks from Arris Interactive for accrued and unpaid trade obligations and royalty payments of $65,594 and the increase in long term notes payable due to Nortel Networks since January 1, 2001 of approximately $22,906 at closing. Subject to the satisfaction of certain conditions, Arris Interactive will redeem this new membership interest beginning six months after the closing of the transaction. Nortel Networks is entitled to a 10% return per annum on the outstanding balance (estimated total of $88.5 million at closing) in the form of payment-in-kind dividends as discussed in note (N).

                                 THE TRANSACTION

GENERAL

         We are furnishing this document to the stockholders of ANTEC in connection with the solicitation of proxies by the ANTEC board for use at the special meeting. At the special meeting, which will be held on June [__], 2001, ANTEC stockholders will be asked to approve and adopt the plan of reorganization.

         The board of directors of ANTEC has agreed to acquire Nortel Networks' interest in Arris Interactive, a developer of broadband cable access technology. The transaction is relatively complex, but in general involves:

         - the creation of a new publicly-traded company, currently named Broadband Parent Corporation, that will acquire Nortel Networks' interest in Arris Interactive for 37 million shares of Broadband Parent common stock;

         - capital contributions by ANTEC and Nortel Networks to Arris Interactive in the form of the cancellation of approximately $124 million of existing indebtedness of Arris Interactive to Nortel Networks and, indirectly, to ANTEC; and

         - the conversion of the remaining indebtedness of Arris Interactive to Nortel Networks and of outstanding accounts payable due to Nortel Networks, estimated to be approximately $90 million, into a new membership interest in Arris Interactive and a guaranty by Broadband Parent of Arris Interactive's obligation to redeem such new membership interest.

         At the same time, Broadband Transition Corporation, a wholly-owned subsidiary of Broadband Parent, will merge with and into ANTEC. In the merger, each stockholder of ANTEC will receive one share of Broadband Parent common stock in exchange for each share of ANTEC common stock that the stockholder owns. As a result of these proposed transactions:

         -        Nortel Networks will own approximately 49% of Broadband
                  Parent;

         - Current stockholders of ANTEC will own approximately 51% of Broadband Parent; and

         - Nortel Networks will own a membership interest in Arris Interactive that Arris Interactive is required to redeem over approximately five quarters.

         Throughout this document we generally refer to the ANTEC merger and the acquisition of Arris Interactive together as "the transaction." Prior to or upon the transaction, Broadband Parent will be renamed Arris Group, Inc.

         We have attached a copy of the plan of reorganization as Appendix I to this document.

BACKGROUND OF THE TRANSACTION

         The ANTEC board of directors and management continually review strategic options to enhance stockholder value, including joint ventures, strategic investments, transactions and dispositions. Throughout its history ANTEC has been involved in several transactions and joint ventures. The Arris Interactive joint venture with Nortel Networks, begun in November 1995, has been one of the most successful of these endeavors. Initially, Arris Interactive was owned 75% by Nortel Networks and 25% by ANTEC. In 1999, Nortel Networks contributed certain assets of LANcity to Arris Interactive in exchange for an increase in its ownership percentage to 81.25%. In general, Arris Interactive designs and provides a line of products which is then distributed by ANTEC to the United States cable market and by Nortel Networks to other markets.

         In March 2000, ANTEC and Nortel Networks began discussing a potential business combination involving the acquisition by Nortel Networks of ANTEC. The parties were unable to agree on the major terms of a transaction and discussions were terminated in June 2000. ANTEC did not have any substantive discussions with any other party.

         However, since June 2000, in various discussions, ANTEC, Nortel Networks and Arris Interactive senior management have focused on how the current structure of Arris Interactive may impede further rapid growth and development of the Arris Interactive business. These possible impediments include:

         - the lack of an equity currency to retain, motivate and recruit personnel or to make transactions;

         - the lack of freedom under the joint venture agreements to develop products outside traditional hybrid fiber-coaxial architectures, or to develop products and technologies that may theoretically impinge on one or the other parent's strategic directions; and

         - market confusion and conflict between the channels on the sale of Arris Interactive products.

         Arris Interactive's management was asked to review these impediments in connection with the strategic alternatives for the Arris Interactive business. At an August 2, 2000 meeting of Arris Interactive's members committee, these issues and others were discussed in depth. After management's presentations and a discussion were completed, the Nortel Networks and ANTEC members of the committee met privately. After the meeting, John M. Egan, Chairman of the board of directors of ANTEC, Robert J. Stanzione, President, Chief Executive Officer and Director of ANTEC, and Lawrence A. Margolis, Executive Vice President and Chief Financial Officer of ANTEC, proposed the possibility to Steven Pusey, President - Cable Media Solutions of Nortel Networks, Michael Pangia, Vice President - Finance Market Segments of Nortel Networks, and Adrian Donoghue, Vice President - Mergers & Acquisitions of Nortel Networks, that ANTEC acquire all of Nortel Networks' ownership interest in Arris Interactive. Immediately thereafter, ANTEC engaged Donaldson, Lufkin & Jenrette Securities Corporation, the successor of which is Credit Suisse First Boston Corporation, which we refer to as CSFB, to assist in evaluating the Arris Interactive business and to assist in structuring, negotiating and evaluating the proposed transaction. At ANTEC's regularly scheduled board meeting held on August 10, 2000, the board of directors discussed the strategic alternatives for the Arris Interactive business, including an acquisition by ANTEC of Nortel Networks' interest in Arris Interactive.

         Several conferences and meetings took place with CSFB and, on August 31, 2000, Messrs. Stanzione and Margolis met with Messrs. Pusey and Pangia at ANTEC's offices in Duluth, Georgia. At that meeting, after a discussion of strategic directions of each company, ANTEC delivered a proposed term sheet for the purchase of Nortel Networks' interest in the joint venture, subject to completion of due diligence and several other conditions. Messrs. Stanzione, Margolis, Pusey and Pangia, together with Craig Johnson, Vice President - Mergers & Acquisitions of Nortel Networks Limited, had several conferences in the ensuing days to discuss the terms and various elements of the transaction. Subsequently, the parties prepared and discussed term sheets and reconvened in Boston, Massachusetts on September 15, 2000 with investment bankers and legal counsel. The parties continued to exchange views concerning the term sheets and, on October 4, 2000, ANTEC delivered the first draft of the plan of reorganization. The plan of reorganization and other ancillary agreements continued to be negotiated through October 18, 2000. The parties structured the reorganization to include a holding company, or Broadband Parent, so that the transaction would qualify as a "reorganization" for federal income tax purposes.

         In mid-September 2000, ANTEC commenced discussions of a financing package with The Bank of New York to finance the transaction purchase price as well as on-going combined operations. These discussions and negotiations continued until October 17, 2000, when the bank and ANTEC signed a commitment letter with respect to a $550 million credit facility.

         During October 2000, representatives from ANTEC and Nortel Networks met with members of Arris Interactive's management, investment bankers, commercial bankers, lawyers and accountants to commence due diligence, which continued for two weeks.

         Throughout the August through October time period, ANTEC management actively conferred with various members of the ANTEC board of directors by teleconference. On October 12, 2000, ANTEC's board of directors met formally by teleconference with senior management, legal counsel and the investment bankers. At this meeting the board of directors considered and thoroughly discussed the reasons for the transaction, valuations, the plan of reorganization, the advice of its financial advisors and other items. On October 15, 2000, the board of directors met again to review the terms of the proposed financing package with The Bank of New York, the terms being negotiated with Nortel Networks, the due diligence being conducted on Arris Interactive and various personnel matters. On

October 16, 2000, the board of directors met again and reviewed the final terms of the transaction. In general, the plan of reorganization provided for Nortel Networks to receive 33 million shares of Broadband Parent common stock, and $325 million in cash (which amount included the repayment of existing indebtedness owed by Arris Interactive to Nortel Networks). At the October 16 meeting, CSFB delivered its oral opinion that, as of that date, based upon and subject to the limitations, assumptions and qualifications set forth in its written opinion, the consideration to be paid by Broadband Parent, consisting of 33 million shares of Broadband Parent common stock and $325 million in cash (which amount included the repayment of existing indebtedness owed by Arris Interactive to Nortel Networks), to Nortel Networks in exchange for Nortel Networks' 81.25% interest in Arris Interactive was fair, from a financial point of view, to ANTEC and holders of ANTEC common stock. A further discussion of the benefits and risks of the proposed transaction occurred and the board of directors approved the transaction and determined to recommend the transaction for the approval of ANTEC stockholders.

         On October 18, 2000, ANTEC and Nortel Networks signed the plan of reorganization, issued a joint press release and held a webcast press conference announcing the transaction. On the signing date, the closing price of ANTEC common stock was $11.56 per share.

         On November 24, 2000, AT&T Broadband, a unit of AT&T Corp., announced that it would postpone until mid-January 2001 taking product shipments that it had previously ordered. On December 14, 2000, ANTEC informed Nortel Networks that ANTEC believed that it would be unable to satisfy the closing condition of obtaining financing sufficient to make the closing payment of $325 million to Nortel Networks, due to its lender's election not to provide funding to ANTEC. On December 15, 2000, ANTEC, in a joint press release with Nortel Networks, announced that as a result of changes in industry conditions and financial markets, ANTEC needed to seek new financing for the transaction. On the date of the joint press release, the closing price of ANTEC common stock was $8.94 per share. Immediately after the joint press release through January 8, 2001, Messrs. Margolis and Michael Dadoun, Senior Manager of Global Mergers & Acquisitions of Nortel Networks, entered into discussions on proposed revised terms of a plan of reorganization.

         On January 10, 2001, Messrs. Stanzione and Margolis and Michael Graziano, Treasurer of ANTEC, met with Messrs. Johnson, Dadoun and Pangia in Houston, Texas to discuss restructuring the transaction. As a result of this meeting, it tentatively was agreed that Nortel Networks would receive an additional two million shares, or 35 million shares of common stock, and a promissory note in the principal amount of $50 million (in lieu of the repayment of existing indebtedness). As of the meeting date, the closing price of ANTEC common stock was $10.31 per share. However, during subsequent negotiations in late January through April, 2001, the parties agreed to revise the terms of the transaction such that Nortel Networks would receive an additional four million shares, or 37 million shares of common stock, in exchange for its interest in Arris Interactive. Under the revised terms, the existing indebtedness of Arris Interactive to Nortel Networks and indirectly to ANTEC of approximately $124 million would be canceled as a contribution to the capital of Arris Interactive. During the period of these negotiations, the closing price of ANTEC common stock decreased from $13.94 per share on January 31, 2001, to $10.50 per share on February 15, 2001, to $8.97 per share on February 28, 2001, to $8.00 per share on March 15, 2001 and to $7.28 per share on March 30, 2001. On the signing date of the amendment to the plan of reorganization, April 9, 2001, the closing price of ANTEC common stock was $6.14 per share. In addition to the change in the number of shares received by Nortel Networks, the parties agreed to modify the provisions of other transaction documents as follows:

         - to accelerate the termination of the exclusivity provisions of existing agreements among ANTEC, Arris Interactive and Nortel Networks from the effective date of the transaction to April 9, 2001;

         - to extend the outside closing date in the plan of reorganization from April 30, 2001 to July 31, 2001, unless Nortel Networks terminates the plan of reorganization at an earlier date following the termination of the commitment to provide financing to ANTEC by its lender;

         - to permit Nortel Networks to terminate the plan of reorganization if the amount of Arris Interactive's payment obligation to Nortel Networks to be exchanged for the new membership interest in Arris Interactive, as described below, exceeds $100 million;

         - to allow Nortel Networks, at any time prior to the termination of the investor rights agreement, to participate in discussions with third parties for the acquisition by third parties of at least 90% of the outstanding shares of Broadband Parent, provided that Broadband Parent is notified of and allowed to participate in the discussions, and

         - to provide for Arris Interactive to repurchase inventory of Arris Interactive products held by Nortel Networks.

         Under the terms of the October 18, 2000 agreement, the board of directors of either party had the right to terminate the agreement if the other party failed to satisfy its closing conditions, which included obtaining financing sufficient to make the closing payment, prior to April 30, 2001.

         Throughout these discussions, ANTEC management regularly updated its board of directors regarding the negotiations with Nortel Networks and its efforts to obtain financing for the transaction. On February 5, 2001, ANTEC's board met formally by teleconference with its senior management, legal counsel and CSFB. At this meeting, the board considered and thoroughly discussed the proposed revisions to the transaction and financing. CSFB reviewed its analysis with respect to the fairness of the transaction and delivered its oral opinion that as of that date, based upon and subject to the limitations, assumptions and qualifications set forth in its written opinion attached to this document as Appendix II, the consideration to be paid by Broadband Parent, consisting of 37 million shares of Broadband Parent common stock, to Nortel Networks in exchange for Nortel Networks' entire interest in Arris Interactive was fair, from a financial point of view, to ANTEC and holders of ANTEC common stock. After further examination of the risks and benefits of the transaction, the board approved the amendments to the agreements for the transaction and called for the special meeting.

         From January through April 2001, ANTEC negotiated with two bank groups concerning a new asset-based credit facility. During this period, the bank groups conducted due diligence on ANTEC, Arris Interactive and Broadband Parent. The new credit facility is necessary to insure that ANTEC and Arris Interactive will have sufficient working capital following the completion of the transaction. On April 9, 2001, ANTEC signed a commitment letter with CSFB to act as the agent and arranger for secured revolving credit facility in an aggregate principal amount, subject to a borrowing base, of $175 million. For a description of the commitment letter for the new credit facility, please see "Other Agreements -- New Credit Facility."

         As part of the transaction, Arris Interactive initially agreed to bring current at closing its accounts payable to Nortel Networks and as part of the negotiations in January and February agreed to pay the accounts payable on a deferred basis. This would have required cash payments of between $80 million and $100 million. The commitment letter required that those cash payments be deferred and ANTEC's lender for the new credit facility expressed its unwillingness to allow the deferred payment to be structured as a subordinated note of Arris Interactive. As a result, Nortel Networks agreed to contribute the amount due to it by Arris Interactive in exchange for a new membership interest in Arris Interactive. Nortel Networks may terminate the plan of reorganization if the amount of Arris Internative's payment obligation to be exchanged for the new membership interest exceeds $100 million. Additionally, ANTEC's lender may refuse to close on the financing if the amount of the new membership interest in Arris Interactive will exceed $84.7 million. The new membership interest is as set forth in the amended limited liability operating agreement of Arris Interactive and has the following features:

         - the new membership interest represents a redeemable capital account balance of between $80 million and $100 million, and accrues an annually compounded return of 10% per year;

         -        the new membership interest has a liquidation preference;

         - during the first six months after the closing of the transaction, Arris Interactive is not required or permitted to make any redemption payments on the new membership interest except for a redemption of up to $10 million upon closing of the new credit facility if Arris Interactive and ANTEC will, after giving effect to the redemption, have at least $85 million remaining available under the new credit facility;

         - the redemption right of the new membership interest is subordinated to the obligations owed to the senior lenders of Arris Interactive and ANTEC under the new credit facility, and the new membership interest may not be redeemed in the event of a default on the senior indebtedness or, after giving effect to any redemption, if Arris Interactive or ANTEC will have less than $75 million available under its new credit facility with its senior lenders;

         - subject to the above limitations on redemption, the new membership interest must be redeemed for cash starting six months after the closing of the transaction at a rate of up to $33 million per fiscal quarter;

         - in the event of a change in control of Broadband Parent or six months after the final maturity of the new credit facility or any modified or replacement facility, the new membership interest must be redeemed in full;

         - the new membership interest does not provide Nortel Networks with management rights in Arris Interactive or with the right to receive distributions, aside from the redemption as discussed above;

         - the new membership interest is subject to mandatory exchange for common stock, preferred stock or a subordinated note of Broadband Parent, as may be selected by Nortel Networks, in the event that Broadband Parent and/or ANTEC sell their interest in Arris Interactive, there is a foreclosure or similar event under the new credit facility, or the lenders under the new credit facility require the mandatory exchange to take place during the existence of any event of default under the new credit facility; and

         - Arris Interactive's redemption obligations with respect to the new membership interest are guaranteed by Broadband Parent on a subordinated basis, and in connection with this guaranty, Broadband Parent will be restricted from paying any dividends until the new membership interest is redeemed in full.

         On April 9, 2001, upon receipt of the signed commitment letter from CSFB, ANTEC and Nortel Networks signed amendments to the plan of reorganization and several other transaction documents that were revised as part of the negotiating process and issued a joint press release announcing the revised terms of the transaction.

REASONS FOR THE TRANSACTION

         The ANTEC board of directors believes that the terms of the transaction are fair to and in the best interests of ANTEC and its stockholders and unanimously, with Mr. Craig abstaining, recommends to its stockholders that they vote "FOR" the transaction.

         In determining to approve the transaction and recommend it to its stockholders, the ANTEC board of directors considered a number of factors, including the following:

         - ANTEC believes that the growth prospects for conveyed telecommunications networks offering cable telephony and high speed data are significant. Under the present Arris Interactive structure its participation in that growth is limited to its minority 18.75% interest. The transaction provides ANTEC with 100% of this opportunity.

         - The transaction provides ANTEC the potential to pursue product and technology extensions in its existing business using the engineering and design expertise of the Arris Interactive organization.

         - The transaction enables the combined company to acquire new products or technology to expand Arris Interactive's product offering using the equity of Broadband Parent. As a joint venture Arris Interactive did not have the ready ability to issue new equity, and few, if any, sellers would be interested in receiving illiquid equity in a closely held business.

         - The transaction enables ANTEC stockholders to more directly benefit from ANTEC's investment in Arris Interactive, an investment which is currently illiquid, cannot be sold to purchasers competitive to Nortel Networks without the consent of Nortel Networks and, even if sellable, would have a limited value because of ANTEC's minority, non-controlling position in the limited liability company.

         - ANTEC believes that it is viewed by the analytical community primarily as a distributor of products despite its ownership interest in Arris Interactive and other design and manufacturing operations. By owning all of Arris Interactive, the mix of ANTEC's business will shift further away from lower margin distribution business, which may result in valuations of Broadband Parent's business based upon higher pricing multiples.

         - The transaction eliminates restrictions on certain strategic combinations which under the existing joint venture arrangements would allow Nortel Networks to buy out ANTEC's interest in Arris Interactive.

         - The transaction enables continued sourcing of products from Nortel Networks directly through December 31, 2001 and thereafter by technology license.

         - The transaction allows ANTEC to diversify its customer base and reduce its dependence on current customers since the Nortel Networks distribution channel migrates to a non-exclusive sales agency relationship. This relationship will last at least three years, allowing ANTEC the benefit of the Nortel Networks worldwide sales force during that period while enabling ANTEC to pursue sales directly worldwide.

         -        The transaction expands ANTEC's international presence.
                  International sales of Arris Interactive products were $22.3 and $215.2 million for the three months ended March 31, 2001 and the year ended December 31, 2000, respectively, more than twice as much as ANTEC's stand-alone international sales for the same periods.

         - The transaction solidifies ANTEC's reputation as a premier telecommunications supplier by permitting it, on a world-wide basis, to distribute a broader product offering to all potential customers.

         - The transaction is expected to be neutral to slightly accretive to the earnings per share of ANTEC before amortization of intangibles and to positively change ANTEC's financial and business profile to a higher gross margin business with a substantial investment in research and development and proprietary technology.

         - The favorable terms and structure of the transaction, including the fixed number of shares being issued and the absence of termination fees should the transaction close due, for instance, to ANTEC's inability to obtain necessary financing.

         - The strength of the combined management team for the merged companies.

         - The high equity ownership level and economic interest of Nortel Networks in the success of the new company and the agreement to have two Nortel Networks representatives on Broadband Parent's board of directors.

         - The opinion of CSFB to the effect that, as of February 5, 2001, based upon and subject to the limitations, assumptions and qualifications set forth in its written opinion attached to this document as Appendix II, the consideration to be paid by Broadband Parent, consisting of 37 million shares of Broadband Parent common stock, to Nortel Networks in exchange for Nortel Networks' entire interest in Arris Interactive was fair, from a financial point of view, to ANTEC and holders of ANTEC common stock.

         - The purchase price being paid for Nortel Networks' interest is less than the implied valuation of Arris Interactive, as compared to the evaluation of comparable public companies and a discounted cash flow analysis as presented to the ANTEC board of directors by CSFB.

         The ANTEC board of directors also considered several potentially unfavorable factors. The most significant of these were:

         - The significant ownership interest of Nortel Networks which will have a significant ability to influence Broadband Parent's management and operations. However, Nortel Networks' influence will be constrained by the Amended and Restated Investor Rights Agreement, which limits Nortel Networks' board representation to two members and contains extensive limitations should it elect to increase or decrease the size of its ownership position.

         - An agreement to sell ANTEC might provide a larger immediate increase in stock prices. The board of directors concluded, however, that the long-term value received by stockholders was likely to be greater with the transaction.

         - Nortel Networks' willingness to provide only limited representations and warranties in the plan of reorganization with respect to Arris Interactive's business. Generally, a seller will give a wide range of representations and warranties. As a result of ANTEC's familiarity with Arris Interactive, Nortel Networks was willing to give broad representations and warranties regarding only Arris Interactive's financial statements, employee benefit plans and compliance with laws.

         - The effect of the substantial goodwill expected to result from the transaction and the application of recently proposed accounting rules with respect to goodwill valuation and amortization.

         - The risk that key employees of Arris Interactive, some of whom are long-term Nortel Networks' employees, might not want to work for Broadband Parent.

         -        The challenges of integrating Arris Interactive and ANTEC.

         - The significant time and financial resources required for the development of new products by Arris Interactive, whose business therefore generally is riskier than ANTEC's current business.

         - Previously Nortel Networks and ANTEC were not allowed to compete with Arris Interactive's business. As a condition to signing the plan of reorganization, Nortel Networks insisted upon being released from these restrictions. As a result, ANTEC's board of directors was concerned with the risk that while the transaction would not be consummated, the non-competition agreements between Nortel Networks and Arris Interactive would terminate in any event.

         Overall, ANTEC's board of directors concluded that these factors were substantially outweighed by the benefits expected to result from the transaction.

         No one factor was the reason for any individual director's decision, and each director attached his or her own weight to the many factors considered. However, based on the total mix of information available to them, all directors, except for Mr. Craig, who abstained from voting, determined to approve and recommend the transaction to ANTEC stockholders. They concluded that the strategic, operational and financial opportunities the transaction presents will enhance ANTEC stockholder value and that stockholders should stand to benefit in the future by holding ownership interests in the combined entity.

RECOMMENDATION OF THE ANTEC BOARD

         The ANTEC board of directors, by unanimous vote with Mr. Craig abstaining, approved and adopted the plan of reorganization, believes the transaction is fair and in the best interests of ANTEC and its stockholders, and recommends that ANTEC stockholders vote "FOR" approval and adoption of the plan of reorganization. Mr. Craig abstained from voting with respect to the transaction because he retired as Chief Marketing Officer of Nortel Networks and continues to receive retirement and other benefits from Nortel Networks.

         This recommendation is based primarily on the board of directors' conclusions that the transaction (1) will fulfill the strategic objectives described above under "Reasons for the Transaction" and (2) will be favorable financially to ANTEC and its stockholders. This second conclusion, in turn, is the product of substantial financial analysis by ANTEC. In general this analysis suggests that the transaction will be neutral to slightly accretive to the earnings per share of ANTEC before amortization of intangibles.

         In addition, in arriving at its recommendations, ANTEC's board of directors relied upon the opinion of its financial advisor, which is described more fully under "The Transaction - Opinion of Financial Advisor" on page [__].

ACCOUNTING TREATMENT

         We will account for the transaction as a purchase of Arris Interactive by ANTEC. This accounting treatment is based on various factors present in the transaction, including the majority ownership (and voting control) of ANTEC's stockholders following the transaction and the limitation of influence of Nortel Networks through limiting it to two representatives on the board of directors. As a result, the consolidated financial statements of Broadband Parent after the transaction will reflect the assets and liabilities of ANTEC at book value and the assets and liabilities of Arris Interactive at fair value. For presentation of the anticipated effects of the accounting treatment on the consolidated financial position and results of operations of Broadband Parent, we have included unaudited pro forma combined financial statements in this document.

REGULATORY MATTERS

         A summary of the material regulatory requirements affecting the transaction are set forth below. Additional consents or notifications to governmental agencies may be necessary or appropriate in connection with the transaction.

         Consummation of the transaction is conditioned upon receipt of final orders from the various government entities described below that do not impose terms or conditions that would have, or would be reasonably likely to have, a material adverse effect on Broadband Parent. While we believe that we will receive the requisite regulatory approvals and clearances for the transaction that are summarized below, there can be no assurance that any such approvals will be obtained or timely granted, not be appealed by interveners to the appropriate courts or contain terms, conditions or qualifications that fail to satisfy the conditions to the consummation of the transaction.

Antitrust Considerations

         The transaction is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and specified waiting periods are terminated or expire. On January 5, 2001, the parties were notified by the Federal Trade Commission that the transaction had been granted early termination of the waiting period. As a result, ANTEC and Nortel Networks are free to proceed with the completion of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act.

         In addition, the transaction is subject to the filing and information requirements of other foreign jurisdictions. Under the laws of various foreign nations, the transaction may not be completed unless filings are made with these nations' antitrust regulatory authorities and until these authorities approve or clear the transaction. In particular, ANTEC and Nortel Networks are required to make a filing with the antitrust authorities in Brazil. ANTEC and Nortel Networks are not aware of any other foreign governmental approvals or actions that may be required for completion of the transaction.

APPRAISAL RIGHTS

         Under the Delaware General Corporation Law, appraisal rights will not be available to stockholders of ANTEC in connection with the transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

         The following is a discussion of the material anticipated U.S. federal income tax consequences of the transaction to the ANTEC stockholders who hold shares of ANTEC common stock as a capital asset at the effective time of the merger. The discussion is based on laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation or aspects that may be relevant to particular holders in light of their personal circumstances or to holders subject to special treatment under the Internal Revenue Code, including, without limitation, banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities that elect to mark to market, holders who received their ANTEC common stock through the exercise of employee stock options or otherwise as compensation, holders who are not U.S. persons (as defined in Section

7701(a)(30) of the Internal Revenue Code) and holders who hold ANTEC common stock as part of a hedge, straddle or conversion transaction. In addition, the discussion does not address any state, local or foreign tax consequences of the transaction.

         EACH HOLDER OF ANTEC COMMON STOCK IS URGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTION TO SUCH HOLDER.

         Tax Consequences of the Merger. In connection with the filing of the registration statement, Troutman Sanders LLP, counsel to ANTEC, has delivered to ANTEC its opinion that, subject to the assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Tax Opinions," the merger (the merger being the aspect of the transaction that is significant to the holders of ANTEC common stock) will be treated as a reorganization for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code and the U.S. federal income tax consequences of the merger will be that (1) no gain or loss will be recognized by ANTEC, Broadband Parent, or Broadband Parent's wholly-owned subsidiary that will merge into ANTEC, as a result of the merger; (2) no gain or loss will be recognized by holders who exchange all of their shares of ANTEC common stock in the merger solely for shares of Broadband Parent common stock;
(3) the tax basis of the shares of Broadband Parent common stock received by holders will be the same as the tax basis of the shares of ANTEC common stock surrendered in exchange therefor; and (4) the holding period of the shares of Broadband Parent common stock received in the merger by holders of ANTEC common stock will include the holding period of the shares of ANTEC common stock surrendered in exchange therefor, provided that ANTEC common stock is held as a capital asset at the effective time.

         Closing Condition Tax Opinions. ANTEC's obligation to consummate the transaction is conditioned upon the receipt by ANTEC of its counsel's opinion, referred to as the "closing tax opinion," dated as of the effective date of the merger, that subject to certain assumptions, limitations, qualifications and other considerations described below under "Certain Considerations with Respect to Tax Opinions," the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and taken together with the contribution will constitute an exchange under Section 351 of the Internal Revenue Code, and accordingly, without taking into consideration any aspect of the transaction other than those set forth in the plan of reorganization (and not the ancillary agreements) (1) no gain or loss will be recognized by ANTEC, Broadband Parent or Broadband Parent's wholly-owned subsidiary that will merge into ANTEC; and (2) no gain or loss will be recognized by a stockholder of ANTEC who receives Broadband Parent common stock in exchange for ANTEC common stock.

         If ANTEC is unable to obtain the closing tax opinion from its counsel, ANTEC has the right to waive the receipt of the closing tax opinion as a condition to ANTEC's obligation to consummate the transaction. As of the date of this document, ANTEC does not intend to waive the receipt of the closing tax opinion as a condition to the consummation of the transaction. However, if in fact ANTEC fails to obtain the closing tax opinion and ANTEC then elects to waive such condition, ANTEC will resolicit your vote to approve the transaction.

         Additionally, Nortel Networks' obligation to consummate the transaction is conditioned upon the receipt by Nortel Networks of its counsel's opinion, dated as of the effective date of the merger, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the contribution will constitute an exchange under Section 351 of the Internal Revenue Code.

         Certain Considerations with Respect to Tax Opinions. The closing tax opinion and the foregoing description of the anticipated U.S. federal income tax consequences of the merger are based upon, and are subject to certain assumptions, limitations and qualifications, including certain factual representations made by the respective managements of ANTEC, Arris Interactive, Broadband Parent and others. If any of such representations or assumptions are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. In addition, no ruling from the Internal Revenue Service with respect to the tax consequences of the merger has been, or will be, requested and the tax opinion is not binding on the Internal Revenue Service or the courts and does not preclude the Internal Revenue Service from adopting a contrary position and a court from sustaining such position.

         THE DISCUSSION ABOVE AND THE TAX OPINION ADDRESS THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION TO HOLDERS NOT COVERED BY SPECIAL RULES, BUT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DESCRIPTION

OF ALL POTENTIAL FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION. IN ADDITION, THE DISCUSSION ABOVE AND THE TAX OPINION DO NOT ADDRESS TAX CONSEQUENCES WHICH MAY VARY WITH, OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION AND THE TAX OPINION DO NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE TRANSACTION. THIS DISCUSSION AND THE TAX OPINIONS DO NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. WE STRONGLY URGE YOU TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE TRANSACTION TO YOU.

OPINION OF FINANCIAL ADVISOR

         ANTEC engaged Donaldson, Lufkin & Jenrette Securities Corporation, the successor of which is Credit Suisse First Boston Corporation, to act as ANTEC's financial advisor for the transaction. ANTEC asked CSFB, in its role as financial advisor to ANTEC, to render an opinion to the ANTEC board of directors as to the fairness, from a financial point of view, to ANTEC and holders of ANTEC common stock of the consideration to be paid by Broadband Parent in accordance with the terms of the plan of reorganization. On February 5, 2001, CSFB delivered its oral opinion, subsequently confirmed in writing by letter dated February 5, 2001, to the ANTEC board of directors to the effect that, as of that date, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Broadband Parent, consisting of 37 million shares of Broadband Parent common stock, to Nortel Networks in exchange for Nortel Networks' entire interest in Arris Interactive in accordance with the agreement and plan of reorganization was fair to ANTEC and holders of ANTEC common stock from a financial point of view.

         The full text of CSFB's opinion is attached to this document as Appendix II. You are urged to read the CSFB opinion carefully in its entirety for the assumptions made, the procedures followed, the matters considered, and the limits of the review made by CSFB in connection with its opinion. CSFB prepared its opinion for the ANTEC board of directors. The opinion is directed only to the fairness of the consideration to be paid by Broadband Parent, consisting of 37 million shares of Broadband Parent common stock, to Nortel Networks in exchange for Nortel Networks' entire interest in Arris Interactive from a financial point of view. CSFB's opinion did not address the relative merits of the transaction and the other business strategies considered by the ANTEC board of directors nor did it address the board's decision to proceed with the transaction. The CSFB opinion does not constitute a recommendation to any stockholder as to how to vote or act on any matter relating to the transaction and does not constitute an opinion as to the actual value of Broadband Parent common stock when issued in connection with the transaction or the prices at which Broadband Parent common stock will trade at any time. ANTEC and Nortel Networks determined the consideration to be paid by Broadband Parent in exchange for Nortel Networks' interest in Arris Interactive in arm's length negotiations, in which CSFB advised ANTEC.

         ANTEC selected CSFB as its financial advisor with respect to the transaction because CSFB is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. CSFB was not retained as an advisor or agent to the stockholders of ANTEC or any person other than ANTEC. CSFB, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ANTEC did not impose any restrictions or limitations upon CSFB with respect to the investigations made or the procedures followed by CSFB in rendering its opinion.

         In arriving at its opinion, CSFB:

         - reviewed certain business and financial information relating to Arris Interactive and certain publicly available business and financial information relating to ANTEC;
         - reviewed the agreement and plan of reorganization, dated October 18, 2000, the draft dated February 5, 2001 of the first amendment to agreement and plan of reorganization and drafts of certain related documents and assumed that the final form of the first amendment to agreement and plan of reorganization and the final forms of the related documents would not vary in any respect material to CSFB's analysis;
         - reviewed certain other information, including financial forecasts, relating to Arris Interactive, ANTEC and Broadband Parent that was provided to or discussed with CSFB by Arris Interactive and ANTEC;

         - met with ANTEC's management to discuss the business and prospects of Arris Interactive, ANTEC and Broadband Parent;
         - considered certain financial data of Arris Interactive and certain financial and stock market data of ANTEC and compared those data with similar data for publicly-held companies in businesses similar to those of Arris Interactive and ANTEC;
         - considered the financial terms of certain other business combinations and other transactions which have recently been effected; and
         - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which CSFB deemed relevant.

         In connection with CSFB's review, CSFB did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts, CSFB assumed that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of ANTEC's management as to the future financial performance of Arris Interactive, ANTEC and Broadband Parent. ANTEC informed CSFB, and CSFB assumed, that the transaction would be treated as a tax-free reorganization for federal income tax purposes. In addition, CSFB was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Arris Interactive, nor was CSFB furnished with any such evaluations or appraisals. CSFB also assumed that the first amendment to agreement and plan of reorganization and related documents, when executed, would conform to the drafts reviewed by CSFB in all respects material to CSFB's analysis. The primary difference between the draft dated February 5, 2001 of the first amendment to agreement and plan of reorganization and the final form of the first amendment to agreement and plan of reorganization concerns the timing and manner of payment of royalties payable by Arris Interactive to Nortel Networks and amounts owed by Arris Interactive to Nortel Networks in connection with the purchase of goods and/or services, which CSFB did not consider material to its analysis.

         The CSFB opinion is necessarily based upon information available to CSFB and financial, economic, market and other conditions as they existed on and could be evaluated on the date of its opinion. CSFB did not express any opinion as to the actual value of Broadband Parent common stock when issued as part of the transaction or the prices at which such stock will trade at any time. The CSFB opinion does not constitute a recommendation to any stockholder of ANTEC as to how such stockholder should vote or act on any matter relating to the proposed transaction.

         The following is a summary of the material financial analyses presented by CSFB to the ANTEC board of directors on February 5, 2001 in connection with the preparation of CSFB's opinion. No company CSFB used in the analyses described below is directly comparable to ANTEC or Arris Interactive. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company data. The analyses CSFB performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.

         Comparable Companies Analysis. CSFB analyzed the implied enterprise value of Arris Interactive based on market values and trading multiples of selected publicly traded telecommunications equipment companies and how these figures compare with respect to the value of Arris Interactive implied by the consideration to be paid to Nortel Networks in the contemplated transaction. CSFB reviewed and compared financial information of Arris Interactive to the corresponding financial information for these selected companies because CSFB believed those companies to be reasonably comparable to Arris Interactive. The selected companies consisted of:

         -        ADC Telecommunications, Inc.,
         -        Carrier Access Corporation,
         -        C-COR.net Corporation,
         -        Harmonic, Inc.,
         -        Next Level Communications, Inc., and
         -        Scientific-Atlanta, Inc.

         In examining these comparable companies, CSFB calculated the enterprise values of each company as a multiple of its respective:

         -        estimated calendar 2000 sales,
         -        estimated calendar 2000 earnings before interest and taxes,
         -        projected calendar 2001 sales, and
         -        projected calendar 2001 earnings before interest and taxes.

The enterprise value of a company is equal to the value of its fully diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including minority interests in other entities. All historical data were derived from publicly available sources and all projected data were obtained from Wall Street research reports where available. All multiples were based on closing stock prices for each of the selected comparable companies on February 2, 2001. CSFB's analysis of the comparable companies yielded the following multiple ranges:

                                                                                     SELECTED COMPANIES
                                                                        -----------------------------------------
                                                                        AVERAGE     MEDIAN       HIGH         LOW
                                                                        -------     ------       ----         ----
Enterprise value as multiple of:
     estimated 2000 sales (1) ...................................         2.3x        2.2x        6.7x        0.8x
     estimated 2000 earnings before interest and taxes ..........        12.5        11.5        21.3         5.6
     projected 2001 sales (1) ...................................         2.1         2.0         5.8         0.8
     projected 2001 earnings before interest and taxes ..........        12.0        10.2        17.6         8.1

         ---------------
(1)      Average excludes high and low values.

         Based on an analysis of these data, an assessment of the comparability of the selected companies and Arris Interactive's projected results for comparable periods, CSFB: (1) derived a selected range of estimated 2000 revenue multiples of 0.9x to 1.2x and a selected range of projected 2001 revenue multiples of 0.8x to 1.1x; and (2) derived a selected range of estimated 2000 earnings before interest and taxes multiples of 6.0x to 9.0x and a selected range of projected 2001 earnings before interest and taxes multiples of 5.5x to 8.5x for Arris Interactive. Using Arris Interactive's base case projected results for comparable periods, which base case projections management advised CSFB represented management's best currently available estimates and judgments as to the future financial performance of Arris Interactive, CSFB estimated an enterprise value for Arris Interactive ranging from $585 million to $840 million, compared to the enterprise value of $569.2 million for Arris Interactive implied in the contemplated transaction based on the closing price of ANTEC common stock on February 2, 2001 of $12.50 per share.

         The management of ANTEC and Arris Interactive also provided CSFB with down side projections for Arris Interactive reflecting more conservative projections as to Arris Interactive's future financial performance, including lower projected sales and earnings before interest and taxes estimates for 2001 to 2003. Management advised CSFB that while the base case projections represented management's best currently available estimates and projections as to the future financial performance of Arris Interactive, the down side case projections represented management's estimates of a possible down side future financial performance of Arris Interactive assuming, among other things, less favorable industry conditions. Upon the request of management that CSFB perform its financial analysis with respect to management's base case projections and its more conservative down side projections, CSFB estimated an enterprise value for Arris Interactive, using the down side projected results for 2001, ranging from $525 million to $750 million, compared to the enterprise value of $569.2 million for Arris Interactive implied in the contemplated transaction based on the closing price of ANTEC common stock on February 2, 2001 of $12.50 per share.

         Discounted Cash Flow Analysis. CSFB performed a discounted cash flow analysis of the projected cash flows of Arris Interactive for calendar years 2001 through 2003, using the base case projections and assumptions provided by the management of Arris Interactive, as modified by the management of ANTEC, which base case projections management advised CSFB represented management's best currently available estimates and judgments as to the future financial performance of Arris Interactive. CSFB estimated the discounted cash flows for Arris Interactive using discount rates ranging from 18% to 22%, based on estimates relating to the weighted average costs of capital of Arris Interactive, and terminal multiples of estimated earnings before interest and taxes for 2003 ranging from 6.5x to 8.5x.

         Based on this analysis, CSFB estimated a base case enterprise value ranging from $590 million to $830 million, compared to the enterprise value of $569.2 million for Arris Interactive implied in the current transaction based on the closing price of ANTEC common stock on February 2, 2001 of $12.50 per share. The management of ANTEC and Arris Interactive also provided CSFB with down side projections for Arris Interactive reflecting lower projected sales and earnings before interest and taxes estimates for 2001 to 2003 with which CSFB estimated an enterprise value ranging from $435 million to $615 million, compared to the enterprise value of $569.2 million for Arris Interactive implied in the contemplated transaction based on the closing price of ANTEC common stock on February 2, 2001 of $12.50 per share.

         This description is only a summary of the analysis performed by CSFB and does not purport to be a complete description of the analyses performed by CSFB but describes in summary form, the principal elements of the presentation that CSFB made to the ANTEC board of directors on February 5, 2001 in connection with the preparation of CSFB's fairness opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by CSFB was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. CSFB did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness from a financial point of view. Rather, in reaching its conclusion, CSFB considered the results of the analyses together and did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, CSFB believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinions. The analyses performed by CSFB are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

         Engagement Letter. In accordance with the terms of an engagement letter dated October 10, 2000, ANTEC has agreed to pay CSFB a fee in the amount of $750,000 in connection with the delivery of its original fairness opinion delivered on October 17, 2000, and an additional $100,000 in connection with the updated opinion delivered on February 5, 2001. ANTEC also agreed to pay CSFB a transaction fee equal to $4.5 million upon completion of the transaction, against which transaction fee the $850,000 to be paid in connection with the fairness opinions will be credited. In addition, ANTEC agreed to reimburse CSFB, upon CSFB's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, CSFB incurred in connection with its engagement thereunder. As of June 8, 2001, CSFB expects that its out-of-pocket expenses will be approximately $585,000. ANTEC has also agreed to indemnify CSFB and designated persons against liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. CSFB and ANTEC negotiated the terms of the fee arrangement.

         Other Relationships. In the ordinary course of business, CSFB and its affiliates may own or actively trade the debt and equity securities and obligations of ANTEC and Nortel Networks for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. According to a Schedule 13G filed on February 8, 2001, Credit Suisse Asset Management, LLC, an affiliate of CSFB, was the beneficial owner of 1,068,251 shares of ANTEC common stock as of December 31, 2000.

         In the past, CSFB and/or its affiliate, Donaldson Lufkin & Jenrette Securities Corporation, has provided certain financial and investment banking services to ANTEC and Nortel Networks, for which they received usual and customary compensation.

         In addition, CSFB has agreed to act as agent and arranger for, and it or one of its affiliates may be a participating lender under, ANTEC's new credit facility, for which CSFB will receive additional and customary consideration. Although the exact amount cannot be determined at this time, CSFB currently expects that the consideration it will receive in connection with the credit facility will be approximately $2.5 million. See "Other Agreements -- New Credit Facility" on page [______].

     DIRECTORS AND MANAGEMENT OF BROADBAND PARENT FOLLOWING THE TRANSACTION

DIRECTORS AND EXECUTIVE OFFICERS

         Upon the closing of the transaction, the directors of ANTEC will become the directors of Broadband Parent. In addition, upon the closing of the transaction, the amended and restated investor rights agreement provides Nortel Networks the right to designate two additional directors. All of the directors will serve until Broadband Parent's next annual meeting of stockholders following the closing of the transaction. In addition, the executive officers of ANTEC will become the executive officers of Broadband Parent.

         The following is information about ANTEC's current directors and executive officers and Nortel Networks' designees, all of whom will become the directors and executive officers of Broadband Parent immediately following the closing of the transaction:

NAME                                              AGE      POSITION
----                                             ----      --------
John M. Egan...................................   53    Chairman and Director
Robert J. Stanzione............................   52    President, Chief Executive Officer and Director
Lawrence A. Margolis...........................   52    Executive Vice President and Chief Financial Officer
Gordon E. Halverson............................   58    Executive Vice President and Chief Executive Officer, TeleWire
                                                        Supply
James E. Knox..................................   63    General Counsel and Assistant Secretary
Michael Graziano...............................   40    Treasurer
John (Ian) Anderson Craig......................   58    Director
Rod F. Dammeyer................................   60    Director
James L. Faust.................................   59    Director
William H. Lambert.............................   64    Director
John R. Petty..................................   70    Director
Larry Romrell..................................   60    Director
William T. Schleyer............................   48    Director
Samuel K. Skinner..............................   62    Director
Bruce Van Wagner...............................   75    Director
Thomas Manley..................................   42    Director
Anil Khatod....................................   42    Director

         John M. Egan joined ANTEC in 1973 and has been Chairman of ANTEC's board of directors since 1997. He was President of ANTEC and its predecessors from 1980 through 1997 and Chief Executive Officer from 1980 through 1999. On January 1, 2000, Mr. Egan stepped down from his role as Chief Executive Officer of ANTEC. He remains a full-time employee. Mr. Egan is on the Board of Directors of the National Cable Television Association, or NCTA, the Walter Kaitz Foundation, an association seeking to help the cable industry diversify its management workforce to include minorities, and has been actively involved with the Society of Cable Television Engineers and Cable Labs, Inc. Mr. Egan received the NCTA's 1990 Vanguard Award for Associates.

         Robert J. Stanzione has been President and Chief Executive Officer of ANTEC since January 1, 2000. From January 1998 through 1999, he was President and Chief Operating Officer of ANTEC. Mr. Stanzione has been a director of ANTEC since 1998. From October 1995 to December 1997, he was President and Chief Executive Officer of Arris Interactive. From 1969 to 1995, he held various positions with AT&T Corporation.

         Lawrence A. Margolis has been Executive Vice President, Chief Financial Officer and Secretary of ANTEC since 1992 and was Vice President, General Counsel and Secretary of Anixter International, Inc., a global communications products distribution company, from 1986 to 1992, and General Counsel and Secretary of Anixter from 1984 to 1986. Prior to 1984, he was a partner at the law firm of Schiff, Hardin & Waite.

         Gordon E. Halverson has been Executive Vice President and Chief Executive Officer, TeleWire Supply of ANTEC since April 1997. From 1990 to April 1997, he was Executive Vice President, Sales of ANTEC. During the period 1969 to 1990, he held various executive positions with predecessors of ANTEC. He received the NCTA's 1993

Vanguard Award for Associates. Mr. Halverson is a member of the NCTA, Society of Cable Television Engineers, Illinois Cable Association, Cable Television Administration and Marketing Society.

         James E. Knox has been General Counsel and Assistant Secretary of ANTEC since February 1996. He has been Senior Vice President and Secretary of Anixter International, Inc. since 1986 and was a partner of the law firm of Mayer, Brown & Platt from 1992 to 1996.

         Michael Graziano has been Treasurer since June 1998 and Director of Finance of ANTEC since 1997. From 1995 to 1997, he was the Chief Financial Officer of DVMI, Inc., a manufacturer of retail fixtures and design elements. During the period of 1990 to 1995 he was the Director of Finance for Keptel, Inc., a designer, manufacturer and marketer of outside plant telecommunications and transmission equipment for both residential and commercial use, primarily by telephone companies, acquired by ANTEC in 1994. Prior to 1990 he was a Senior Auditor with Ernst & Young LLP.

         John (Ian) Anderson Craig has been a Director of ANTEC since 1998. Mr. Craig was the Chief Marketing Officer of Nortel Networks from September 1998 through March 2000. From 1968 to 1998, he held numerous other senior management positions with Nortel Networks. He is also a director of BCI, CAE Inc. and TrizecHahn Corporation.

         Rod F. Dammeyer has been a Director of ANTEC since 1993. From 1993 to 1998, he was President and Chief Executive Officer of Anixter International Inc. In addition, Mr. Dammeyer was Managing Partner from 1998 to 2000 and Managing Director from 1996 to 1998 of EGI Corporate Investments, a diversified management and investment company. He is also a Director of GATX Corporation, Stericycle, Inc., TeleTech Holdings, Inc., and Trustee of Van Kampen Investments, Inc. closed-end funds.

         James L. Faust has been a Director of ANTEC since 1995. He has been Chief Executive Officer of Evolve Products, Inc., a developer and marketer of two-way, interactive remote control devices, since 1998. Mr. Faust has served as a consultant to ANTEC since 1998 and he was Executive Vice President, International of ANTEC from 1995 to 1998. He is also a Director of Evolve Products, Inc. and Cabletel Communications Corporation.

         William H. Lambert has been a Director of ANTEC since 1997. From 1988 until 1997, he was Chairman, President and Chief Executive Officer of TSX Corporation, now a subsidiary of ANTEC.

         John R. Petty has been a Director of ANTEC since 1993. He has been Chairman of TECSEC Incorporated, a data security company, since 1997 and Chairman of Federal National Payables, Inc., a factoring company, since 1992. Mr. Petty is also a Director of Anixter International, Inc.

         Larry Romrell has been a Director of ANTEC since 2000. He has been a consultant to AT&T Corporation since 1999. From 1994 until 1999, Mr. Romrell was Executive Vice President of Tele-Communications, Inc., a subsidiary of AT&T. He is also a Director of Guaranty Bank & Trust Company and AT&T Corp.-Liberty Media Group.

         William T. Schleyer has been a Director of ANTEC since 1998. He has been a venture capitalist principally within the communications industry since 1997. Mr. Schleyer was President and Chief Operating Officer of MediaOne, the broadband services arm of US West Media Group, during 1997. He was President and Chief Operating Officer of Continental Cablevision, Inc. during 1996. Prior to 1996, Mr. Schleyer held various executive management positions within Continental Cablevision since 1977. He is also a Director of CableLabs, Inc., Darwin Partners, Inc., Rogers Communications, Inc., Storage Networks, Inc. and Wink Communications, Inc.

         Samuel K. Skinner has been a Director of ANTEC since 1998. He has been Chairman of USFreightways Corporation since January 2001 and President and Chief Executive Officer of USFreightways since July 2000. Previously, he was a Partner and co-Chairman of the law firm of Hopkins and Sutter from 1998 until 2000. From 1993 to 1998, Mr. Skinner was President and Director of Unicom Corp., an electrical utility company. From 1992 to 1993, he was Chief of Staff to the President of the United States. From 1989 to 1992, Mr. Skinner was the Secretary of Transportation for the United States. He is also a Director of LTV Corporation, Midwest Express Holdings, Inc., Navigant Consulting, Inc., Union Pacific Resources, Inc. and USFreightways.

         Bruce Van Wagner has been a Director of ANTEC since 1993. He is currently a private investor. From 1993 to 1997, Mr. Van Wagner was Chairman of ANTEC. In 1997 the Securities and Exchange Commission filed a civil complaint against Mr. Van Wagner alleging that he informed other defendants about ANTEC's quarterly earnings being below analysts' expectations for a particular quarter in 1995. Without admitting or denying the allegations of the complaint, in 2000 Mr. Van Wagner consented to the entry of a permanent injunction in connection with the settlement of the civil action by the Securities and Exchange Commission that enjoins him from engaging in conduct in connection with the offer, sale or purchase of securities that would violate Section 17(a) of the Securities Act of 1933 or Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 issued thereunder.

         Thomas M. Manley has been designated by Nortel Networks as one of its representatives to serve as a Director of Broadband Parent following the transaction. Mr. Manley has served as Senior Vice President Finance at Nortel Networks since August 2000. Mr. Manley was Vice President Finance for Service Provider and Carrier, Nortel Networks in 1999 and Vice President Finance for Carrier Packet Solutions/Broadband Networks, Nortel Networks in 1997 and 1998. Mr. Manley has held various executive positions at Nortel Networks since 1983, including Vice President and General Manager of the Advanced Public Access Systems Division in 1996 and 1997. Mr. Manley is a Director of Elastic Networks Inc.

         Anil Khatod has been designated by Nortel Networks as one of its representatives to serve as a Director of Broadband Parent following the transaction. Mr. Khatod has served as President, Global Internet Solutions at Nortel Networks since May 2000. Mr. Khatod served as President, Optical Internet of Nortel Networks from 1998 to 2000. Mr. Khatod has held various other executive positions at Nortel Networks since 1982.

COMMITTEES OF THE BOARD OF DIRECTORS

         Following the transaction, the board of directors of Broadband Parent will have the same standing committees that ANTEC currently has: the audit committee, the compensation committee and the executive committee. The current composition and functions of the ANTEC committees are as follows:

         - The Audit Committee, currently consisting of Messrs. Petty (Chairperson), Schleyer and Skinner, provides general review of ANTEC's accounting and auditing procedures, meets with ANTEC's independent auditors to review their recommendations and reviews related party transactions.

         -        The Compensation Committee, currently consisting of Messrs.
                  Dammeyer (Chairperson) and Skinner, exercises all powers of the board of directors in connection with compensation matters, including incentive compensation, benefit plans and stock grants.

         -        The Executive Committee, currently consisting of Messrs.
                  Dammeyer, Egan and Van Wagner (Chairperson), exercises the full powers of the board of directors to the extent permitted by law in the intervals between board meetings, and to the extent desired, serves as the nominating committee for the board of directors.

                      INTERESTS OF ANTEC EXECUTIVE OFFICERS
                        AND DIRECTORS IN THE TRANSACTION


         In considering the recommendation of the ANTEC board of directors with respect to the transaction, you should be aware that officers of ANTEC, including two officers who are also directors, and directors of ANTEC have interests in the transaction that are different from or in addition to your interests. The ANTEC board of directors was aware of these interests and considered them, among other matters, in approving the transaction.

         ANTEC's three senior officers, John M. Egan, Robert J. Stanzione and Lawrence A. Margolis, all have employment agreements that enable them to resign following a "change in control" and receive severance benefits. Each of these officers has agreed to waive his right to terminate his employment, and his right to receive severance benefits in connection with the transaction. In addition, Gordon Halverson and three non-officer executives have employment agreements that, in general, provide that they will be entitled to severance benefits only in the event that their employment is terminated without "cause" or they resign for "good reason" within one year following a change of control like that resulting from the transaction. A description of these employment agreements is included in ANTEC's Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this document.

         One of ANTEC's directors, Mr. Craig, retired as the Chief Marketing Officer of Nortel Networks, and continues to receive retirement and other benefits from Nortel Networks. As a result, Mr. Craig abstained from voting with respect to the transaction.

         The plan of reorganization requires Broadband Parent to provide indemnification for officers and directors of ANTEC and its subsidiaries for claims arising out of actions or omissions occurring at or prior to the effective time of the transaction to the fullest extent that ANTEC is permitted under Delaware law and its certificate of incorporation and bylaws. These indemnification obligations are substantially identical to those currently in place for ANTEC.

                           THE PLAN OF REORGANIZATION

         The following summarizes the material terms of the plan of reorganization, as amended, a copy of which we have attached as Appendix I to this document and is incorporated into this document by reference. We urge you to read the plan of reorganization in its entirety for a more complete description of the terms and conditions of the transaction.

THE MERGER

         In the merger, Broadband Transition Corporation, which is a wholly-owned subsidiary of Broadband Parent, will merge with and into ANTEC, and ANTEC will be the surviving corporation in the merger. As a result of the merger, ANTEC will become a subsidiary of Broadband Parent. The merger will become effective when ANTEC files the certificate of merger with the Secretary of State of the State of Delaware, which will occur three business days after the last of the conditions to the merger have been satisfied or waived, unless otherwise agreed to by the parties in writing. In the merger, all ANTEC stockholders will receive shares of Broadband Parent common stock.

CONVERSION OF SHARES

         In the merger, each share of ANTEC common stock will be converted into one share of Broadband Parent common stock.

EXCHANGE OF STOCK CERTIFICATES

         Soon after the effective date of the merger, either Broadband Parent or an exchange agent will mail you a letter of transmittal and instructions for exchanging your ANTEC stock certificates for shares of Broadband Parent common stock. After you surrender the stock certificate to Broadband Parent or the exchange agent, together with the executed letter of transmittal, you will be entitled to receive shares of Broadband Parent common stock. The exchange agent is The Bank of New York.

         No Further Ownership Rights in ANTEC Stock. All shares of Broadband Parent stock paid in exchange for certificates of ANTEC stock will be considered to have been exchanged in full payment for your shares. Any ANTEC stockholder who has not complied with the stock certificate exchange procedure within three months after the effective time of the merger will have to look to Broadband Parent for delivery to that stockholder of the shares of Broadband Parent common stock.

         Dividends and Distributions. Broadband Parent will not pay to a stockholder any dividends or other distributions to the stockholder until the stockholder has exchanged the ANTEC stock certificates for shares of Broadband Parent. Following the surrender of any ANTEC certificates you may hold, Broadband Parent will pay you, without interest, the amount of dividends or other distributions declared by Broadband Parent, if any, to which you are entitled.

         Lost Certificates. If your ANTEC stock certificates are lost, stolen, or destroyed before the closing of the merger, you must submit an affidavit of that fact to the board of directors of Broadband Parent and, if required by Broadband Parent, you must post a bond in a reasonable amount as determined by Broadband Parent as indemnity against any potential claim regarding the lost certificates. In exchange for lost, stolen or destroyed stock certificates, after you have made the affidavit and posted the bond, Broadband Parent or the exchange agent will issue to you shares of Broadband Parent common stock.

STOCK OPTIONS AND STOCK UNITS

         After the closing of the merger, each outstanding option or stock unit granted under the ANTEC stock incentive plans to purchase or acquire ANTEC common stock will become an option or right to acquire Broadband Parent common stock. The terms and conditions of the replacement Broadband Parent option or stock unit will be substantially the same as the ANTEC option or stock unit it replaces. The option or stock unit will be for the number of shares of Broadband Parent common stock equal to the number of shares of ANTEC common stock remaining unexercised or unconverted immediately before the merger.

         In addition, AT&T Corp. currently holds options to acquire 854,341 shares of ANTEC common stock. Following the completion of the transaction, these options will be exercisable for the same number of shares of Broadband Parent common stock and with the same general terms as the ANTEC options they replace.

         The exercise price per share of each Broadband Parent option that replaces an ANTEC option will be equal to the exercise price per share prior to the merger.

         As of May 31, 2001, the record date for the stockholders' meeting, options to acquire approximately 6,102,174 shares of ANTEC common stock and 78,717 stock units convertible to shares of ANTEC common stock were outstanding.

         Broadband Parent will reserve for issuance a sufficient number of shares of Broadband Parent common stock for delivery under the ANTEC stock plans. As soon as practicable after the closing of the transaction, Broadband Parent will file one or more registration statements on Form S-8 with the Securities and Exchange Commission for the registration of the shares of Broadband Parent common stock subject to the options and will use reasonable efforts to maintain the effectiveness of the registration statements for as long as the options remain outstanding.

ACQUISITION OF NORTEL NETWORKS' INTEREST IN ARRIS INTERACTIVE

         At the times indicated below, the following events will occur:

         - At the closing, each of Nortel Networks LLC and ANTEC will contribute to the capital of Arris Interactive all of the indebtedness remaining outstanding under the Arris Interactive loan agreement at December 31, 2000, which was approximately $124 million.

         - At the closing and after the events described above, Broadband Parent will acquire from Nortel Networks all of the membership interests in Arris Interactive that ANTEC does not currently own in exchange for 37 million shares of Broadband Parent common stock.

         - At closing, Nortel Networks will convert the following amounts into a new membership interest in Arris Interactive:

                  - amounts owed to Nortel Networks due to purchases of goods and/or services by Arris Interactive on or prior to the closing;
                  - royalties payable by Arris Interactive to Nortel Networks prior to the closing;
                  - all of the indebtedness incurred by Arris Interactive under the Arris Interactive loan agreement from January 1, 2001 until the closing; and
                  - less amounts owed by Nortel Networks to Arris Interactive generally for the purchase of finished goods.

         Although the exact amount of the new membership interest will not be known until closing because these items will fluctuate until then, it currently is estimated at $90 million. The new membership interest that Arris Interactive will issue to Nortel Networks will have a distribution preference in the event of Arris Interactive's bankruptcy and will earn a return of 10% per annum, compounded annually, payable in kind. Subject to conditions regarding availability under the bank facility and the borrowers' compliance with specified terms of the credit agreement, the new membership interest will be redeemed by Arris Interactive for cash commencing six months after the closing, at the rate of up to $33,000,000 per fiscal quarter and under certain other circumstances including a change of control of Broadband Parent. The redemption and other payments with respect to the membership interest will be guaranteed by Broadband Parent and in the event of a default (or various other circumstances) may be converted into common stock, convertible preferred stock, or convertible notes of Broadband Parent. The conversion into Broadband Parent common stock would occur at the then prevailing fair market value of the common stock. All amounts payable with respect to the membership interest are subordinate to the obligations under the bank facility up to $175 million in aggregate principal amount (which may be increased to $200 million in the future).

REPURCHASE OF INVENTORY

         The plan of reorganization provides that Arris Interactive will repurchase approximately $20 million of inventory from Nortel Networks at the closing. Arris Interactive will pay for the inventory when it is resold or twelve months following the closing if not resold prior to then.

REPRESENTATIONS AND WARRANTIES; PRE-CLOSING COVENANTS

         In the plan of reorganization, ANTEC makes customary representations and warranties relating to various aspects of the respective businesses and financial statements of ANTEC, Broadband Parent and Broadband Transition and other matters, including, among other things:

         -        corporate organization,
         -        capitalization,
         -        absence of certain changes or events,
         -        employee benefit matters,
         -        tax matters,
         -        intellectual property,
         -        financial statements,
         -        SEC filings,
         - fairness opinion regarding the shares of Broadband Parent payable in the merger, and
         -        authorization of the transactions.

         Nortel Networks makes representations and warranties relating to various aspects of the businesses of Nortel Networks, including corporate organization, title to the Arris Interactive ownership interest and authorization to enter into the plan of reorganization. Nortel Networks also makes customary representations and warranties regarding Arris Interactive employee benefits, and Arris Interactive makes representations and warranties relating to various aspects of its financial statements and compliance with laws.

         The representations and warranties survive the effective time of the plan of reorganization and the transactions described in it.

         The pre-closing covenants in the plan of reorganization that we consider to be the most important are summarized below:

         Conduct of Business. From the date of the plan of reorganization until the closing of the transaction, ANTEC and its current subsidiaries, including Broadband Parent, have agreed to continue to operate their respective businesses according to their ordinary and usual course of business, with limited exceptions.

         Financing. ANTEC and Broadband Parent agreed to use their reasonable best efforts to close the financing described in the commitment letter attached to the plan of reorganization and, if they are not able to close the financing, then they agreed to use their reasonable best efforts to obtain other financing that would provide working capital sufficient to fund their operations from the closing date of the transaction until December 31, 2002.

     Additional Covenants. From the date of the plan of reorganization until the effective time of the transaction, each of ANTEC, Broadband Parent and Broadband Transition will not, without the consent of Nortel Networks:

         - amend its certificate of incorporation or bylaws except that Broadband Parent may (1) amend its certificate of incorporation to be similar to ANTEC's certificate of incorporation, (2) change Broadband Parent's name, and (3) increase the number of authorized shares of its stock to 325,000,000;

         - declare, set aside or pay dividends on or make other distributions on any of its stock, except for intercompany dividends from subsidiaries;

         - repurchase, redeem or otherwise acquire any shares of its stock or other securities of ANTEC or its subsidiaries;

         - merge or consolidate with any other entity or make any new transactions of assets in excess of $25,000,000 in the aggregate;

         - sell all or substantially all of its assets, business or properties, other than sales of goods and services to distributors and customers in the ordinary and usual course of business;

         - take any action knowing that it would prevent the transaction from qualifying as a reorganization within the meaning of
                  Section 368(a) of the Internal Revenue Code and as an exchange under Section 351 of the Internal Revenue Code;

         -        issue any stock, with some exceptions;

         - incur indebtedness outside the ordinary and usual course of business, consistent with past practice;

         - enter into any exclusive agreement or arrangement with respect to the licensing or distribution of any of its intellectual property or products other than in the ordinary and usual course of business; or

         - pay any special bonus or special remuneration to any of its directors or officers.

     The plan of reorganization also provides that, from the date of the plan of reorganization until the effective time of the transaction, Nortel Networks will not permit Arris Interactive to, without the consent of ANTEC:

         - take any action that would prevent the transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and as an exchange under
                  Section 351 of the Internal Revenue Code;

         -        make any distribution to its members, with some exceptions;

         - incur indebtedness outside the ordinary and usual course of business, consistent with past practice;

         - enter into any exclusive agreement or arrangement with respect to the licensing or distribution of any of its intellectual property or products other than in the ordinary and usual course of business; or

         - pay any special bonus or special remuneration to any of its directors or officers.

         The plan of reorganization further provides that, from the date of the plan of reorganization until the effective time of the transaction, Nortel Networks will not, without the consent of ANTEC, take any action while knowing that it would prevent the transaction from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and as an exchange under Section 351 of the Internal Revenue Code.

DIRECTOR AND OFFICER INDEMNIFICATION

         Broadband Parent will indemnify the present and former directors and officers of ANTEC and its current subsidiaries and Arris Interactive against all losses, damages, costs or expenses, including attorneys' fees, judgments, fines or liabilities arising out of actual or alleged actions or omissions existing at or before the effective date of the merger. The indemnification will be to the fullest extent permitted under Delaware law or ANTEC's certificate of incorporation and bylaws in effect on the date of the plan of reorganization. Broadband Parent also will be obligated to advance expenses as incurred to the fullest extent permitted by law.

EMPLOYEE MATTERS; BENEFIT PLANS

         Broadband Parent will employ the employees of Arris Interactive after the transaction on substantially the same terms and conditions under which they were employed prior to the transaction. Broadband Parent will initially provide these employees with, at a minimum, the same base salary that they were receiving before the transaction, except that certain increases may be made for additional contributions that will be required under the employee benefit plans maintained by ANTEC. The employees of Arris Interactive participate in employee benefit plans maintained by Nortel Networks. Generally, the benefits under the plans maintained by

Nortel Networks are more generous than those currently provided under the plans maintained by ANTEC. Under the plan of reorganization, Broadband Parent has agreed to provide benefits after the transaction to the employees of Arris Interactive that are comparable to the benefits they received before the transaction (except with respect to retirement benefits provided under Nortel Networks' pension plans). Broadband Parent intends to provide these benefits by permitting the employees of Arris Interactive to participate in the employee benefit plans maintained by ANTEC and by enhancing the benefits provided under those plans. In addition, in order to provide similar benefits to all its employees, Broadband Parent intends for the employees of ANTEC also to receive the enhanced benefits that will be provided under these plans. Nortel Networks also has agreed not to directly solicit for employment or hire any employees of Arris Interactive for a twelve-month period following the effective time of the merger.

         Under the plan of reorganization, interests held by Arris Interactive employees under its incentive compensation plans will be converted according to various formulas into grants of options to purchase Broadband Parent common stock. Further, under the plan of reorganization, Arris Interactive employees that were promised ANTEC stock options prior to the effective date of the merger will be entitled to Broadband Parent stock options. In addition, Arris Interactive employees that hold unvested Nortel Networks stock options will be entitled to receive Broadband Parent stock options according to various formulas. It is anticipated that the new stock options to be issued by Broadband Parent will be issued under the proposed 2001 Stock Incentive Plan which is subject to approval by ANTEC's stockholders. In the event that ANTEC's stockholders do not approve the 2001 Stock Incentive Plan, ANTEC and Broadband Parent will devise other means to provide substantially similar rights, including a different stock option plan or other device.

CONDITIONS TO OBLIGATIONS TO EFFECT THE TRANSACTION

         The obligations of ANTEC, Broadband Parent, Broadband Transition and Nortel Networks to complete the transaction are subject to satisfaction or waiver of the following conditions:

         - approval of the plan of reorganization by the requisite vote of ANTEC stockholders;

         - the absence of any law, order or other legal restraint prohibiting completion of the transaction;

         - the receipt of any required approvals from government entities or regulatory bodies and the expiration of all related statutory waiting periods;

         - the conditional approval for listing on the Nasdaq National Market System of the shares of Broadband Parent common stock to be issued in the transaction and upon exercise of ANTEC options, subject to official notice of issuance;

         - the declaration of the "effectiveness" of the registration statement on Form S-4, of which this document forms a part, by the Securities and Exchange Commission, and the absence of any stop order suspending the effectiveness; and -

         - the agreement between ANTEC and Nortel Networks LLC on the form and substance of the new Arris Interactive limited liability company operating agreement and the guaranty by Broadband Parent of the redemption of Nortel Networks' new membership interest in Arris Interactive.

         In addition to the above, the obligation of ANTEC to complete the transaction is subject to the satisfaction or waiver of the following conditions:

         - material performance by Nortel Networks of all obligations required to be performed by it under the plan of reorganization at or prior to the effective time of the transaction;

         - the accuracy of the representations and warranties of Nortel Networks and Arris Interactive in the plan of reorganization both as of the date of the plan of reorganization and on the effective date of the transaction, except as would not have a materially adverse effect on Nortel Networks or Arris Interactive or would arise from actions or omissions by Arris Interactive approved by its members committee as contemplated by the plan of reorganization;

         - the receipt by ANTEC of an opinion of Troutman Sanders LLP dated the effective date of the merger of ANTEC and Broadband Transition to the effect that, on the basis of facts, representations and assumptions set forth in the opinion, the merger of ANTEC and Broadband Transition will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and taken together with the contribution of Nortel Networks LLC's interest in Arris Interactive to Broadband Parent will constitute an exchange under Section 351 of the Internal Revenue Code and, accordingly without taking into consideration any aspects of the transaction other than those set forth in the plan of reorganization (and not the ancillary agreements) (1) no gain or loss will be recognized by ANTEC, Broadband Parent or Broadband Transition as a result of the transaction and (2) no gain or loss will be recognized by a stockholder of ANTEC who receives shares of Broadband Parent stock in the merger;

         - the absence of an action by a governmental authority that is reasonably likely to succeed in seeking to prohibit completion of the transaction or to impose substantial penalties as a result of the transaction;

         - the receipt by ANTEC of an opinion of Nortel Networks' Secretary or Assistant Secretary with respect to each of Nortel Networks Inc.'s and Nortel Networks LLC's being in good standing, with the requisite corporate authority to perform the plan of reorganization and the ancillary agreements, the sufficiency of the form of instrument of assignment and assumption and the valid authorization of the plan of reorganization and ancillary agreements; and

         - the receipt by ANTEC, Broadband Parent and Arris Interactive of financing on terms no less favorable to Broadband Parent and ANTEC than those described in the financing commitment letter attached to the plan of reorganization, or the holding by ANTEC, Broadband Parent and Arris Interactive of sufficient working capital and cash availability to fund their operations following the closing date of the transaction until December 31, 2002.

         The obligations of Nortel Networks Inc. and Nortel Networks LLC to complete the transaction are subject to the satisfaction or waiver of the following conditions:

         - the material performance by ANTEC, Broadband Parent and Broadband Transition of all obligations required to be performed by them under the plan of reorganization at or prior to the effective time of the transaction;

         - the accuracy of the representations and warranties of ANTEC, Broadband Parent and Broadband Transition in the plan of reorganization, both as of the date of the plan of reorganization and on the effective date of the transaction, except as would not have a materially adverse effect on ANTEC, Broadband Parent or Broadband Transition;

         - the receipt by Nortel Networks of an opinion of Hale and Dorr LLP dated the effective date of the transaction to the effect that, on the basis of facts, representations and assumptions set forth in the opinion, the contribution of Nortel Networks LLC's interest in Arris Interactive to Broadband Parent will constitute an exchange under Section 351 of the Internal Revenue Code;

         - the absence of an action by a governmental authority that is reasonably likely to succeed seeking to prohibit consummation of the transaction or to impose substantial penalties as a result of the transaction;

         - the receipt by Nortel Networks of an opinion of Troutman Sanders LLP with respect to:

                  - each of ANTEC's, Broadband Parent's and Broadband Transition's being in good standing, with the requisite corporate authority to perform the plan of reorganization and the ancillary agreements, the valid issuance of the shares of Broadband Parent common stock in the sale of Nortel Networks' interest in Arris Interactive to Broadband Parent and the valid authorization of the plan of reorganization and ancillary agreements;


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


                  - the non-contravention of ANTEC's, Broadband Parent's and Broadband Transition's certificates of incorporation and bylaws as a result of the plan of reorganization and the ancillary agreements; and

                  -        the merger's effectiveness;

         - the receipt by ANTEC, Broadband Parent and Arris Interactive of financing on terms no less favorable to Broadband Parent and ANTEC than those described in the financing commitment letter attached to the plan of reorganization;

                  - the receipt by Nortel Networks of definitive documentation for the financing;

                  - the absence of specified material differences in the terms of the financing from the terms set forth in the financing commitment letter, the terms of the new membership interest from the membership interest term sheet, and in the terms of the guaranty provided by Broadband Parent to Nortel Networks for the redemption of the new membership interest from the guaranty term sheet, as each of these term sheets is attached to the plan of reorganization; and

                  - the amount of the new membership interest in Arris Interactive does not exceed $100 million.


TERMINATION OF THE PLAN OF REORGANIZATION

     Rights to Terminate. At any time before the effective time of the merger, either ANTEC or Nortel Networks may terminate the plan of reorganization and abandon the transaction as follows:

         -        by the mutual written consent of ANTEC and Nortel Networks;

         -        by either ANTEC or Nortel Networks if:

                  - the parties have not completed the transaction by July 31, 2001 unless the failure to close the transaction by that time has been caused by the knowing action or inaction of the party seeking to terminate the plan of reorganization;

                  - any court or other governmental authority has denied required approval for completion of the transaction by final non-appealable action;

                  - any court or other governmental authority has issued a required approval that contains a final non-appealable condition, restriction or requirement that would reasonably be expected to have a materially adverse effect on Broadband Parent; or

                  - the ANTEC stockholders' vote on the transaction contemplated in the plan of reorganization at a meeting duly convened is not sufficient to approve the plan of reorganization;

         - by ANTEC, if there has been a material breach by Nortel Networks or Arris Interactive of any representation, warranty or covenant listed in the plan of reorganization, which Nortel Networks or Arris Interactive does not cure within ten business days following receipt, by the breaching party, of notice of such breach; and

         - by Nortel Networks, if (a) there has been a material breach by ANTEC, Broadband Parent or Broadband Transition of any representation, warranty or covenant listed in the plan of reorganization, which ANTEC, Broadband Parent or Broadband Transition does not cure within ten business days following receipt, by the breaching party, of notice of such breach or
                  (b) any court or other governmental authority has issued a required approval that contains a final non-appealable condition, restriction or requirement that would reasonably be expected to have a materially adverse effect on Nortel Networks.


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

     Effect of Termination. If the parties terminate the plan of reorganization and fail to complete the transaction, the plan of reorganization will become void and have no effect, without any liability on the part of any of the parties to the plan of reorganization or their directors, officers or agents, except that termination of the plan of reorganization will not relieve a party from liability for any willful breach of the plan of reorganization.

     Termination Fees and Expenses. The plan of reorganization does not provide for a termination fee. Whether or not the parties complete the transaction, each party will pay its own costs and expenses incurred in connection with the plan of reorganization. However, the Securities and Exchange Commission filing fees and the first $75,000 of the printing and mailing costs incurred in connection with the transaction, including this document, shall be shared equally between ANTEC and Nortel Networks.

AMENDMENT

     The plan of reorganization may be further amended or supplemented in writing before or after the effective date of the transaction by ANTEC, Broadband Parent, Broadband Transition, Nortel Networks and Arris Interactive, except as otherwise provided by law. However, after the ANTEC stockholders approve the transaction, there may not be any change that, by law, requires further approval of the ANTEC stockholders.


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


                                OTHER AGREEMENTS

     The transaction provides for the parties to enter into several ancillary agreements. The principal terms of these agreements are described below.

TERMINATION AGREEMENT

     ANTEC, Nortel Networks, Nortel Networks LLC, Nortel Networks Limited and Arris Interactive have entered into a termination agreement in which they agree that existing agreements and arrangements among Nortel Networks, ANTEC and/or Arris Interactive that relate to Arris Interactive or a second, now inactive joint venture, will be terminated. Although the parties agreed to terminate most of the agreements upon the closing of the transaction, the parties agreed to terminate the non-competition provisions, including terms that prevent ANTEC and Nortel Networks from the distribution, sale, development or manufacture of products for use in a hybrid fiber-coaxial cable network that are directly competitive with Arris Interactive products, as of April 9, 2001.

INTELLECTUAL PROPERTY RIGHTS AGREEMENT

     At the closing of the transaction, Nortel Networks Limited and Arris Interactive will enter into an intellectual property rights agreement which will modify the intellectual property rights Arris Interactive currently licenses from Nortel Networks Limited and Nortel Networks Inc. Under the agreement, Nortel Networks Limited will transfer its title to these intellectual property rights, which include some of the trademarks, trade secrets and confidential information relating to the following products, which are currently sold and marketed by Arris Interactive:

         -             Cornerstone Voice HDT circuit pack equipment;
         -             Cornerstone Voice customer premise equipment;
         -             Cornerstone Voice software;
         -             Cornerstone Voice HDT piece parts;
         -             DOCSIS cable modems;
         -             DOCSIS network equipment;
         -             Cornerstone Data software;
         - certain proprietary data products including proprietary software for cable modems;
         -             CMTS 1500;
         -             Carrier grade CMTS;
         -             mFNA version of distributed CMTS;
         -             CsV HDT and CsV CHT;
         -             total access next generation head-end; and
         -             CsV CPE.

     In addition, Nortel Networks will grant to Arris Interactive the right to grant sublicenses under CMTS patent rights to third parties with some restrictions on the right to sublicense for use in the delivery of narrowband or broadband services over hybrid fiber-coaxial cable networks. Arris Interactive will not have the right to sublicense CMTS patents for non-hybrid fiber-coaxial cable networks applications if such applications are then available from Nortel Networks.

     Nortel Networks Limited will also grant to Arris Interactive, ANTEC and Broadband Parent, a personal, non-assignable (with some exceptions) royalty-free, fully paid, non-exclusive, worldwide license under non-transferred intellectual property rights to design, develop, manufacture, use, reproduce, modify, perform, lease, sell, offer for sale, and import the following products:

         -        Cornerstone Voice customer premise equipment;
         -        Cornerstone Data software relating to the CPS 2000;
         -        CsV CHT including the Nortel succession support;
         -        CSTA CPE relating to Packetport; and
         - the natural improvements to these products in the delivery of narrowband and the broadband services over hybrid fiber-coaxial cable networks.


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Arris Interactive will be entitled to use the technology in a non-hybrid fiber-coaxial cable network environment on a royalty basis. Arris Interactive, ANTEC and Broadband Parent also have the right to grant sublicenses under the agreement, in limited circumstances.

         Nortel Networks Limited also will grant to Arris Interactive, ANTEC and Broadband Parent, a personal, non-assignable, royalty-free, paid, non-exclusive world-wide license in technology embodied in the Packetport product, for a period of 12 months from the execution of the intellectual property rights agreement. At the end of 12 months, all intellectual property rights, excluding patents, owned by Nortel Networks Limited and used exclusively in the development, manufacture, sale or exclusively embodied in the Packetport product will be transferred to Broadband Parent. Any royalty rights received by Nortel Networks Limited from sublicensing the Packetport intellectual property for use in the delivery of narrowband or broadband services over hybrid fiber-coaxial cable networks will be assigned to Broadband Parent.

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

         Nortel Networks has entered into an amended and restated investor rights agreement with Broadband Parent, governing certain aspects of the relationship of Nortel Networks and Broadband Parent both before and after the transaction.

         Under the amended and restated investor rights agreement, immediately following the closing of the transaction, Nortel Networks may appoint two members to the Broadband Parent board of directors. Broadband Parent must include the two Nortel Networks nominees in the slate of nominees recommended by the board to Broadband Parent stockholders for any future election of directors. However, if and when Nortel Networks and its affiliates own shares representing less than 20 percent but greater than 10 percent of the outstanding common stock of Broadband Parent, then Nortel Networks will be entitled to only one nominee on the board of directors and, if necessary, it will cause one nominee then serving on the board to resign. Further, if Nortel Networks and its affiliates cease to own shares representing at least 10 percent of the outstanding common stock of Broadband Parent, then it is not entitled to any nominees on the board and it will cause the resignation of all of its nominees then serving on the board. Nortel Networks has agreed to vote its shares of Broadband Parent common stock for the election of the slate of nominees proposed by Broadband Parent for election to its board of directors so long as Nortel Networks' nominees are included in such slate. Nortel Networks is otherwise free to vote such shares as it elects.

         Broadband Parent is obligated to ensure that at least 60 percent of the members of its board of directors are unaffiliated with either Broadband Parent or Nortel Networks and that the size of Broadband Parent's board of directors does not exceed 15 members.

         The amended and restated investor rights agreement also contains rights relating to and limitations on transactions of Broadband Parent common stock by Nortel Networks. Nortel Networks has agreed that it generally will not acquire additional shares of Broadband Parent common stock, make any proposals seeking a business combination involving Broadband Parent, deposit Broadband Parent voting securities into a voting trust, except as provided in the investor rights agreement, or make any similar arrangements regarding Broadband Parent voting securities, engage in a proxy contest or solicitation, call a meeting of stockholders or seek stockholder approval of any action or participate in a group with other holders of Broadband Parent voting securities. However, Nortel Networks may participate in discussions or negotiations regarding the acquisition of Broadband Parent by an unaffiliated third party. The third-party offer must be for at least 90% of the outstanding shares of Broadband Parent common stock held by stockholders other than Nortel Networks, its affiliates or the third party. In addition, at least a majority of the shares of Broadband Parent common stock held by these stockholders must be tendered in the third-party offer. The per share consideration offered to Nortel Networks and its affiliates in the third-party offer may be below the consideration offered to stockholders unaffiliated with Nortel Networks or the third party.

         If at any time Nortel Networks owns more than 49.9 percent of the outstanding common stock of Broadband Parent as a result of an acquisition of an unaffiliated business entity, Broadband Parent may require Nortel Networks to dispose of shares held by it or its affiliates in excess of 49.9 percent of the outstanding common stock. In general, any such disposition must be completed within 12 months after Broadband Parent issues a request.


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
         If Nortel Networks wishes to acquire more than 49.9 percent of the Broadband Parent common stock, it must make an offer to acquire at least 90 percent of the outstanding common stock of Broadband Parent. In the event that Broadband Parent does not accept Nortel Networks' offer, Broadband Parent is required to initiate an auction process for the sale of Broadband Parent. The investor rights agreement contains detailed provisions governing the auction but, in general, any auction will be conducted by a nationally recognized investment banking firm selected by Broadband Parent and reasonably acceptable to Nortel Networks. If Nortel Networks is not the successful bidder in the auction or does not elect to participate in the auction and Broadband Parent has received a fairness opinion from a nationally recognized investment banking firm that the successful bidder's transaction provides the highest value to Broadband Parent or its stockholders of all of the bids in the auction, then Nortel Networks is obligated to vote in favor of the winning transaction in the auction and to tender its Broadband Parent shares. Except in conjunction with a permitted offer, Nortel Networks may not become a participant in the solicitation of proxies concerning any transaction of voting securities of Broadband Parent.

         The amended and restated investor rights agreement places limitations on Nortel Networks' ability to sell or transfer any shares of common stock, except a transfer to an affiliate of Nortel Networks. Generally, Nortel Networks may sell or transfer shares common stock only in the following transactions:

         - in a bona fide public offering effected in accordance with the registration rights agreement;
         - in a bona fide open market transaction as permitted by the provisions of Rule 144 under the Securities Act; or
         - in a privately-negotiated transaction to either an institutional investor or any other person, provided that:

                  - Nortel Networks may not sell or transfer shares to any institutional investor if, after giving effect to the sale or transfer, such investor would own shares representing more than 10 percent of the outstanding voting power of Broadband Parent; and
                  - Nortel Networks may not sell or transfer shares to any other person, other than an institutional investor, unless such person agrees to be bound by the provisions of the investor rights agreement which limit transactions and dispositions of Broadband Parent capital stock.

The amended and restated investor rights agreement may be terminated by either Broadband Parent or Nortel Networks if:

         -        the plan of reorganization is terminated,
         - a transaction as a result of a third-party offer is consummated,
         -        the parties mutually agree in writing, or
         - at any time after Nortel Networks and its affiliates cease to own shares representing at least 10 percent of the total voting power of Broadband Parent.

         As part of the transaction Nortel Networks is converting current payables and royalties due from, and advances and other payables made to, Arris Interactive into a new membership interest in Arris Interactive. The terms of the new membership interest permit Nortel Networks to exchange the membership interest into common stock, convertible preferred stock, or convertible notes of Broadband Parent under limited circumstances. Shares of Broadband Parent common stock received by Nortel Networks upon the exchange of the membership interest will be excluded from the provisions of the investor rights agreement triggered upon Nortel Networks' ownership of more than 49.9 percent of the outstanding common stock of Broadband Parent. All other provisions of the investor rights agreement will apply to any shares of Broadband Parent common stock received by Nortel Networks upon the exchange of the membership interest.

NORTEL NETWORKS REGISTRATION RIGHTS AGREEMENT

         At the closing of the transaction, Broadband Parent and Nortel Networks will enter into a registration rights agreement. Under this agreement, Broadband Parent has granted Nortel Networks registration rights for the common stock to be held by Nortel Networks following the transaction. Nortel Networks has the right to require Broadband Parent to initiate a public offering for any shares requested to be sold by Nortel Networks, provided that the number of shares requested to be sold by Nortel Networks is equal to at least five percent of the then outstanding shares of Broadband Parent common stock. Nortel Networks may exercise its rights to request a registration once during any


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

150-day period. Additionally, Nortel Networks has the right to participate in and sell shares of stock held by it during any public offering of Broadband Parent stock, whether offered by Broadband Parent or any other stockholder. Broadband Parent has agreed to pay for Nortel Networks' expenses relating to its participation in a public offering, whether or not the offering is initiated by Nortel Networks. Broadband Parent may not grant registration rights to other stockholders superior to those granted to Nortel Networks without also offering such superior registration rights to Nortel Networks.

SALES REPRESENTATION AGREEMENT

         At the closing of the transaction, Arris Interactive and Nortel Networks will enter into a sales representation agreement. This agreement will replace the current exclusive distributor relationship between Nortel Networks and Arris Interactive with a sales agency relationship in which Nortel Networks will act as a sales agent of Arris Interactive for international sales from the closing until December 31, 2003 and for U.S. sales from the closing until December 31, 2001. Arris Interactive will pay to Nortel Networks a commission on sales of Arris Interactive products arising from Nortel Networks sales agency activities, including any sales to pre-existing customers of Nortel Networks. Nortel Networks will continue to distribute Arris Interactive products to one customer in Spain and one customer in Chile.

TRANSITIONAL SERVICES AGREEMENT

         At the closing of the transaction, Arris Interactive and Nortel Networks will enter into a transitional services agreement. Under this agreement, Nortel Networks, subject to its right to do so, will provide Arris Interactive with a number of services, including:

         -        access to Nortel Networks' network,
         - access to various development and testing tools and desktop software licenses, and
         -        post-sales support services.

Nortel Networks will provide these services and other items for different periods of time, from 90 days to the product life of the Cornerstone voice product, depending on the type of service or item. The cost to Arris Interactive will be consistent with Nortel Networks' charges to Arris Interactive in effect at the closing of the transaction. If no charge is then in effect, the costs will be consistent with the amounts Nortel Networks charges similarly situated parties, who have recently acquired a Nortel Networks business, for similar services.

LOANED EMPLOYEE AGREEMENT

         At the closing of the transaction, Arris Interactive and Nortel Networks will enter into a loaned employee agreement. Under this agreement, Nortel Networks will provide Arris Interactive with the services of technical employees for a twelve-month period beginning on the closing date of the transaction. The number of employees that will provide services under the agreement is currently estimated to be 180. Arris Interactive may extend the services of the employees for an additional three-month period by giving Nortel Networks sixty days prior notice. Nortel Networks will be responsible for paying compensation and other incentive and retention payments to the employees, as well as providing fringe and other benefits. Nortel Networks also will be responsible for the applicable withholding requirements. As consideration for receiving such services, Arris Interactive will reimburse Nortel Networks for all costs associated with Nortel Networks' employment of the employees. Arris Interactive may terminate the services of any employee by giving Nortel Networks sixty days prior notice, except that such termination may be immediate if due to the employee's gross misconduct. Nortel Networks agreed to not target groups of employees supplying services for recruitment. An employee may, however, accept another position with Nortel Networks through its usual and customary recruitment methods, although Nortel Networks must provide Broadband Parent with sixty days notice prior to the employee beginning such other position. The loaned employee agreement also contains provisions to prevent disclosure of confidential information and to protect intellectual property rights.

COMPONENT SUPPLY AGREEMENT

         At the closing of the transaction, Arris Interactive and Nortel Networks will enter into a purchase and sale agreement relating to supply of headend components used in the Cornerstone voice products. Under this agreement,


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

Arris Interactive will have the non-exclusive worldwide right to purchase identified Nortel Networks components for distribution once incorporated into identified existing Arris Interactive products until Arris Interactive discontinues the manufacture of those products. Nortel Networks will also permit Arris Interactive to purchase specified third-party manufactured components directly from Nortel Networks' suppliers of such components for incorporation into identified Arris Interactive products for two years after the closing. Nortel Networks may outsource the manufacture of the Nortel Networks components. Until December 31, 2001, the Nortel Networks components will be sold to Arris Interactive at cost plus five (5%) percent. Thereafter, the prices of those components will be at a market price as established by Nortel Networks (or the outsource manufacturer, if applicable). Nortel Networks will use commercially reasonable efforts to assist Arris Interactive in obtaining the same terms and conditions from any outsource manufacturer as Nortel Networks has agreed to with that outsource manufacturer or as in the agreement between Nortel Networks and Arris Interactive. Under the agreement, Nortel Networks will grant to Arris Interactive a non-exclusive worldwide right to manufacture any of the Nortel Networks components if Nortel Networks elects to terminate the agreement before the discontinuation of the manufacture of such existing Arris Interactive products in which the Nortel Networks components are used.

DEVELOPMENT AGREEMENT

         At the closing of the transaction, Arris Interactive and Nortel Networks will enter into a development agreement. Under this agreement, Nortel Networks will complete two existing development projects for Arris Interactive, one relating to the European Indoor Packetport product and the other relating to the CPS 2000 cable modem provisioning system. The intellectual property rights arising with respect to the work product and deliverables resulting from these development projects will be assigned or licensed, as applicable, to Arris Interactive under the terms of the intellectual property agreement entered into between Arris Interactive and Nortel Networks, which is described above. The development agreement provides that the services rendered by Nortel Networks in connection with the development projects will be paid for by Arris Interactive on a time and materials basis.

NEW CREDIT FACILITY

         ANTEC has entered into a commitment letter with Credit Suisse First Boston for a secured revolving line of credit for ANTEC, Arris Interactive and some of ANTEC's subsidiaries to replace ANTEC's existing senior credit facility. ANTEC anticipates using approximately $81.5 million of the new revolving credit facility at the closing of the transaction to refinance ANTEC's existing senior credit facility and to pay fees and expenses associated with the transaction. As of March 31, 2001, ANTEC had approximately $79.0 million outstanding under its existing senior credit facility.

         The commitment letter provides for a $175 million revolving credit facility, the availability of which will be subject to a borrowing base, that will mature three years after the closing of the transaction; provided, that the maturity date of the credit facility will be December 31, 2002 in the event that ANTEC's 4.5% convertible subordinated notes due May 15, 2003 are not either fully converted to common stock of Broadband Parent or refinanced in full prior to that date, on terms and conditions satisfactory to the lenders under the credit facility. The availability under the credit facility may be increased to $200 million at a later date.

         The interest rates paid with respect to borrowings under the new credit facility will vary based upon borrowing base availability, but in general will be between 1.50% and 2.25% above Credit Suisse First Boston's "prime rate" or between 2.75% and 3.50% above LIBOR, depending upon which benchmark is selected for pricing. The credit facility will be guaranteed by Broadband Parent, Arris Interactive, ANTEC and the other direct and indirect subsidiaries of ANTEC and will secured by substantially all of the assets of ANTEC, Arris Interactive, Broadband Parent and the other domestic and foreign subsidiaries of Broadband Parent; provided, that such foreign subsidiaries will only guaranty and secure the credit facility to the extent it will not create tax liabilities for ANTEC, Arris Interactive and ANTEC's subsidiaries.

         By its nature, a commitment letter is subject to numerous terms and conditions, including, among other things,

         -        the negotiation of definitive loan agreements;


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         -        the absence of any material adverse changes in the business, tangible and intangible property, condition (financial or otherwise), results of operations, projections, liabilities, regulatory status or prospects of Broadband Parent, ANTEC and Arris Interactive and their subsidiaries;

         - the absence of any material disruption or material adverse change in the financial or capital markets generally or for the borrowers in particular or in the market for syndicated bank credit facilities;

         -        the closing of the transaction;

         -        the completion of due diligence; and

         - the amount of the new membership interest in Arris Interactive received by Nortel Networks does not exceed $84.7 million.

         The definitive loan agreements will contain customary closing conditions and affirmative and negative covenants, including restrictions on the incurrence of debt, sales of assets, acquisitions, liens, mergers and consolidations, the payment of dividends by Broadband Parent, Arris Interactive and ANTEC, sale/leaseback transactions and transactions with affiliates. In addition, the new credit facility will contain financial covenants that will require Broadband Parent, ANTEC and Arris Interactive and their subsidiaries on a consolidated basis taken as a whole to maintain specified financial ratios.

         The new credit facility will also limit Arris Interactive's ability to redeem or make other payments on the Arris Interactive new membership interest to be issued to Nortel Networks as part of the transaction. In general, the new credit facility will provide as follows:

         - Arris Interactive may not make any redemption or other payments (other than payment-in-kind dividend payments) to Nortel Networks under the terms of the Arris Interactive new membership interest during the first six months after the closing of the transaction.

         - After such six-month period, Arris Interactive may make cash redemption payments to Nortel Networks of up to $33 million per fiscal quarter provided that:

         - the borrowers are then in compliance with all covenants under the new credit facility; and

         - after giving pro forma effect to such cash redemption, no default or event of default will have occurred under the new credit facility; and

         - after giving pro forma effect to such cash redemption, the borrowers would have at least $75 million in borrowing base availability under the new credit facility.

         - Arris Interactive may make a cash redemption payment to Nortel Networks of up to $10 million immediately after the closing of the transaction if:

                           - after giving pro forma effect to such cash redemption, no default or event of default will have occurred under the new credit facility; and

                           - after giving pro forma effect to such cash redemption, the borrowers would have at least $85 million in borrowing base availability under the new credit facility.

         The $33 million maximum future quarterly redemption amount described above will be reduced by one-third of the amount of any cash redemption payment made to Nortel Networks immediately after the closing of the transaction.

         Availability under the new revolving credit facility will be subject to receivable and inventory borrowing base requirements, maintenance of all financial covenants included in the definitive credit agreement and customary borrowing conditions. Because the terms, conditions and covenants of the new credit facility are subject to the


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

negotiation, execution and delivery of definitive documentation, the actual terms, conditions and covenants may differ from those described above.


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                  STOCK OWNERSHIP OF ANTEC AND BROADBAND PARENT

     The following table contains information about the beneficial ownership of Broadband Parent common stock, on a pro forma basis as if the transaction has been completed, by the persons listed based on their ownership of ANTEC common stock as of May 31, 2001. With respect to the persons listed in the table, the pro forma beneficial ownership of Broadband Parent common stock listed for each person includes only shares of common stock of Broadband Parent issued in exchange for the shares of ANTEC common stock held by such person. Unless otherwise indicated, to our knowledge, each person listed below has sole voting and investment power over their shares of common stock, unless each person shares ownership with his spouse.

     The following table also contains information about the beneficial ownership of ANTEC common stock of:

         - Each person known to us to own beneficially more than 5% of the outstanding shares of ANTEC common stock, based upon such person's most recently filed Schedule 13D or 13G;

         - The chief executive officer and four other most highly compensated executive officers of ANTEC;

         -        Each director of ANTEC and director nominee of Nortel
                  Networks; and

         -        All directors and executive officers of ANTEC as a group.

     As of May 31, 2001, the number of record holders of ANTEC common stock was 310.

                                                                  ANTEC                  Pro forma Beneficial Ownership
                                                           Beneficial Ownership                of Broadband Parent

                                                   ------------------------------------------------------------------------
                                                         Common                             Common
             Name of Beneficial Owner                    Stock            Percent            Stock           Percent
---------------------------------------------------------------------------------------------------------------------------

Nortel Networks LLC.............................               --              *             37,000,000       49.2%
200 Athens Way
Nashville, Tennessee  37228

Liberty Media Corporation, a subsidiary of AT&T
Corp. - Liberty Media, an independent profit
center of AT&T Corp. (1).......................         7,681,341          20.2%              7,681,341       10.2%
Terrace Tower II
5619 DTC Parkway
Englewood, Colorado  80111

John Hancock Financial Services, Inc.(2)........        3,109,420           8.2%              3,109,420        4.1%
John Hancock Place
P.O. Box 111
Boston, Massachusetts  02117

Mellon Financial Corporation (3).................         4,184,399        11.0%              4,184,399        5.5%
One Mellon Center
Pittsburgh, Pennsylvania 15258

The Boston Company (3)...........................         3,539,919         9.3%              3,539,919        4.7%
c/o Mellon Financial Corporation
One Mellon Center
Pittsburgh, Pennsylvania  15258

Merrill Lynch & Co., Inc. (4)....................         2,255,624         5.9%              2,255,624        3.0%
World Financial Center, North Tower
250 Vesey Street


                                                                  ANTEC                  Pro forma Beneficial Ownership
                                                           Beneficial Ownership                of Broadband Parent

                                                   ------------------------------------------------------------------------
                                                         Common                             Common
             Name of Beneficial Owner                    Stock            Percent            Stock           Percent
---------------------------------------------------------------------------------------------------------------------------

New York, New York 10381

Lazard Freres & Co., LLC (5).....................         2,168,910         5.7%              2,168,910        2.9%
30 Rockefeller Plaza
New York, New York 10020

John (Ian) Anderson Craig (6)....................             5,000            *                  5,000           *
Rod F. Dammeyer (6)..............................             9,100            *                  9,100           *
John M. Egan (7)(11).............................           684,777         1.8%                684,777           *
James L. Faust (8)...............................            62,949            *                 62,949           *
Michael Graziano(9)..............................             6,068            *                  6,068           *
Gordon E. Halverson (10)(11)(12).................           217,458            *                217,458           *
Anil Khatod......................................                --            *                     --           *
William H. Lambert (6)(13).......................            30,050            *                 30,050           *
Thomas M. Manley.................................                --            *                     --           *
Lawrence A. Margolis (10)(11)(14)................           419,776         1.1%                419,776           *
John R. Petty (6)(15)............................            16,600            *                 16,600           *
Larry Romrell (6)(16)............................            17,400            *                 17,400           *
William T. Schleyer (6)..........................             5,000            *                  5,000           *
Samuel K. Skinner (6)(17)........................            14,100            *                 14,100           *
Robert J. Stanzione (10)(11)(18).................           761,066         2.0%                761,066        1.0%
Bruce Van Wagner (6)(19).........................            96,600            *                 96,600           *
All directors, nominees and executive officers as
     a group, including the above-named persons
     (16 persons) (20)...........................
                                                          2,426,444         6.4%              2,426,444        3.2%

----------------

       *Less than 1%.

(1) According to a Schedule 13D, filed March 30, 1999. Includes 854,341 shares issuable upon exercise of stock options which are freely exercisable.
(2) According to a Schedule 13G, filed February 12, 2001. All of the shares are held by its indirect wholly-owned subsidiary, John Hancock Advisers, Inc.
(3)      According to a Schedule 13G/A, filed May 8, 2001.
(4)      According to a Schedule 13G, filed February 5, 2001.
(5)      According to a Schedule 13G, filed February 13, 2001.
(6) Includes 37,950 stock units awarded to directors that convert on a one-for-one basis into shares of ANTEC common stock at a time predetermined at the time of issuance.
(7) Includes 630,500 shares that may be acquired within 60 days after May 31, 2001.
(8)      Includes 50,000 shares that may be acquired within 60 days after May
         31, 2001.
(9) Includes 5,958 shares that may be acquired within 60 days after May 31, 2001.
(10) Includes stock units that convert on a one for one basis into shares of ANTEC common stock at the time predetermined at issuance for Messrs. Halverson (640 stock units), Margolis (5,700 stock units) and Stanzione (6,000 stock units). Twenty percent of these units will be forfeited if the holder leaves ANTEC without good reason before December 31, 2002. Also includes 24,077 stock units for Mr. Stanzione. These units will be forfeited if Mr. Stanzione leaves ANTEC without good reason prior to June 30, 2001 and 20% of these units will be forfeited if he so leaves ANTEC prior to June 30, 2004.
(11) Includes restricted common stock granted on February 21, 2001, for Messrs. Stanzione, Egan, Margolis and Halverson. The restricted common stock vests in thirds beginning on the date of grant and then on each anniversary of the date of grant.
(12) Includes 210,000 shares that may be acquired within 60 days after May 31, 2001.
(13) Includes 20,000 shares that may be acquired within 60 days after May 31, 2001.

(14) Includes 385,000 shares that may be acquired within 60 days after May 31, 2001.
(15) Includes 7,500 shares that may be acquired within 60 days after May 31, 2001.
(16) Includes 16,200 shares that may be acquired within 60 days after May 31, 2001.
(17) Includes 5,000 shares that may be acquired within 60 days after May 31, 2001.
(18) Includes 685,000 shares that may be acquired within 60 days after May 31, 2001.
(19) Includes 35,000 shares that may be acquired within 60 days after May 31, 2001.
(20) Includes 2,112,658 shares that may be acquired within 60 days after May 31, 2001.

     DESCRIPTION OF BROADBAND PARENT CAPITAL STOCK FOLLOWING THE TRANSACTION

         The following summarizes the terms of the capital stock of Broadband Parent immediately following the transaction.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of Broadband Parent is 330,000,000 shares consisting of 325,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share, in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the board of directors for each series.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Broadband Parent, the holders of common stock are entitled to receive ratably the net assets of Broadband Parent available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Broadband Parent may designate and issue in the future.

PREFERRED STOCK

     Broadband Parent has authorized 5,000,000 shares of preferred stock that may be issued with such preferences and voting rights as the board of directors, without further approval by the stockholders, may determine by duly adopted resolution. No shares of Broadband Parent preferred stock are currently issued and outstanding.

CHARTER AND BYLAW PROVISIONS

     In accordance with the provisions of the Delaware General Corporation Law, or DGCL, Broadband Parent has adopted provisions in its certificate of incorporation and bylaws which require Broadband Parent to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to Broadband Parent or its stockholders for monetary damages for breach of their duty of due care except (a) for any breach of the duty of loyalty; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (c) for liability under Section 174 of the DGCL, which relates to certain unlawful dividends, stock repurchases or stock redemptions; or (d) for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a director for violation of laws, such as federal securities laws. Broadband Parent believes that these provisions will assist Broadband Parent in attracting or retaining qualified individuals to serve as directors and officers. Broadband Parent's certificate of incorporation includes a provision that allows the board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Broadband Parent. Broadband Parent has no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW

     Broadband Parent is a Delaware corporation that is subject to Section 203 of the DGCL. Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an interested stockholder are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

         - the corporation has elected in its certificate of incorporation not to be governed by Section 203 (Broadband Parent has not made such election);

         - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

         - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

         - the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock, which the interested stockholder did not own.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of specified extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions, which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar with respect to the Broadband Parent common stock will be The Bank of New York.

NASDAQ NATIONAL MARKET SYSTEM LISTING; DELISTING AND ANTEC COMMON STOCK

     It is a condition to the transaction that the shares of Broadband Parent common stock issuable in connection with the transaction be approved for listing on the Nasdaq National Market System. The shares of Broadband Parent common stock will be listed on the Nasdaq National Market System under the symbol "ARRS". Upon the closing of the transaction, the ANTEC common stock will cease to be listed on the Nasdaq National Market System.

FEDERAL SECURITIES LAWS CONSEQUENCES

     Unless you are an affiliate, the shares of Broadband Parent common stock you receive in the transaction will be freely transferable. The definition of affiliate is complex and depends on the specific facts, but generally encompasses directors, senior officers, 10% stockholders and any other person with the power to direct the management and policies of Broadband Parent as well as those entities that are controlled by Broadband Parent and its subsidiaries, including, after the merger, ANTEC. The Securities Act of 1933 and Securities Act Rules 144 and 145 restrict the ability of affiliates to resell their shares of Broadband Parent common stock. The plan of reorganization requires us to use reasonable efforts to obtain written agreements with our affiliates to the effect that they will not sell or otherwise dispose of their shares in violation of the Securities Act or the rules.

     Stockholders who are affiliates of ANTEC or Broadband Parent may not sell shares of Broadband Parent common stock received in the merger except:

         -        under an effective registration statement under the Securities
                  Act,

         - in compliance with an exemption from the registration requirements of the Securities Act, or

         -        in compliance with Rule 144 and Rule 145 of the Securities
                  Act.

Generally, those rules permit resales of stock received in a registered offering by an affiliate of ANTEC or Broadband Parent as long as Broadband Parent has complied with certain reporting requirements and the selling stockholder complies with certain volume and manner of sale restrictions set forth in Rule 144 and Rule 145.

     Nortel Networks will have registration rights to cover sales by it of shares of Broadband Parent common stock received by it under the plan of reorganization. See "Other Agreements - Nortel Networks Registration Rights Agreement," on page ______. In addition, AT&T currently has a registration rights agreement with ANTEC to cover sales by it of ANTEC common stock. Upon the completion of the transaction, Broadband Parent will assume ANTEC's obligations under this agreement.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     The rights of ANTEC stockholders are currently governed by Delaware law and ANTEC's certificate of incorporation and bylaws. The plan of reorganization provides that, at the closing of the transaction, the stockholders of ANTEC will become stockholders of Broadband Parent. Accordingly, after the transaction, your rights will be governed by the certificate of incorporation and bylaws of Broadband Parent and will continue to be governed by Delaware law. With the exception of the number of shares that Broadband Parent is authorized to issue, the certificate of incorporation and bylaws of Broadband Parent are substantially identical to ANTEC's certificate of incorporation and bylaws. Therefore, your rights as stockholders of Broadband Parent will not differ from your current rights as stockholders of ANTEC.

                        DESCRIPTION OF ARRIS INTERACTIVE

                          ARRIS INTERACTIVE'S BUSINESS

BACKGROUND

     Arris Interactive L.L.C., is a developer and manufacturer of voice, video and data delivery products that operate over hybrid fiber-coax networks. Since its inception on November 9, 1995 as a joint venture between Nortel Networks and ANTEC, Arris Interactive's products have been targeted towards cable operators worldwide. Through the joint venture, ANTEC became the exclusive channel for Arris Interactive's products to select top U.S. multiple system operators while Nortel Networks became the exclusive channel to telephone companies and other operators of hybrid fiber-coax cable systems in North America and internationally.

     Arris Interactive's business has centered around the development, manufacture and distribution of two principal products and applications, its Cornerstone and Digital Video products. The Digital Video product line was discontinued in August 1997. Arris Interactive's Cornerstone line of products provides the means to deliver carrier-grade telephone services and high-speed data services over a broadband hybrid fiber-coax cable network. Carrier-grade telephone services are services that are substantially equivalent in quality to those provided by the incumbent local exchange carrier. High-speed data services are services substantially higher in quality than those provided by typical wire-line modems. Arris Interactive's Cornerstone products consist of network elements for headend and premises deployment.

     Prior to the formation of Arris Interactive, the Cornerstone products were part of Nortel Networks' product portfolio while the Digital Video products were part of the ANTEC product portfolio. Along with the rights to develop and manufacture the Cornerstone and Digital Video product portfolio, ANTEC and Nortel Networks allowed Arris Interactive to hire the engineering, marketing and administrative personnel who had worked on these respective product lines. Arris Interactive became the beneficiary of Nortel Networks' and ANTEC's extensive industry experience and their long standing relationships with their respective customers.

     Arris Interactive's first trials of the Cornerstone system began in late 1995. The first commercial deployments started in 1996. Initial marketplace acceptance of hybrid fiber-coax telephony was tentative. Arris Interactive and other companies offering similar products faced numerous obstacles, including difficulty convincing potential customers of the technological viability of delivering lifeline telephone service over the hybrid fiber-coax network. Additionally, many of Arris Interactive's potential customers had not yet upgraded their networks to permit two-way signal transfer while builders of new systems in areas where there were existing systems were just beginning to obtain funding to provide these improvements. Once the technology had been proven, customers realized that managing and operating a two-way network was far more complex than supporting a simple one-way downstream system. As Arris Interactive's customers focused on the back office infrastructure and became confident in both the technology and their ability to deliver carrier-grade telephone service to the consumer, Arris Interactive experienced substantial growth, resulting in a compounded annual growth rate of 122% over the years of 1996 through 2000.

     In early 1997, Arris Interactive determined that the Digital Video product portfolio would not provide the anticipated synergies originally contemplated in the joint venture agreement and sought offers for the product portfolio. On August 1, 1997, Arris Interactive sold substantially all of the assets used to produce the Digital Video product to an unrelated third party. The management of Arris Interactive believed that, to become a global leader in the hybrid fiber-coax market, Arris Interactive should focus on its core competencies, which at that time were in the research and development of equipment for the delivery of carrier-grade telephone service.

     During 1997 and 1998, Arris Interactive focused its research and development efforts and funds on circuit-switched voice products and services that used a constant bit rate. In 1999, management determined that, to remain successful, Arris Interactive would also have to invest in voice over internet protocol, a then emerging transport protocol. Since early 1999, Arris Interactive has continued to invest in development of technology using a constant bit-rate while using its voice expertise in the voice over internet protocol area.

     On March 31, 1999, Nortel Networks contributed substantially all of the assets of LANcity, its broadband transmission division, to Arris Interactive in exchange for an increase in Nortel Networks' membership interest in

Arris Interactive. This transaction increased Nortel Networks' membership in Arris Interactive from 75% to 81.25%. Nortel Networks had originally acquired LANcity as part of its acquisition of Bay Networks on August 31, 1998. LANcity, which had been purchased by Bay Networks in September 1996, was a pioneer in providing internet protocol-based high-speed data over hybrid fiber-coax networks. In 1995, while the Internet was still in its infancy, a team of engineers working for LANcity introduced the first cable modem for residential use. During the period from 1995 to 1998, LANcity developed into one of the largest providers of proprietary high-speed data systems for cable. The principal reason Arris Interactive acquired the assets of LANcity was to obtain access to the internet protocol technology it needed to develop voice over internet protocol products.

     As part of the purchase of the LANcity assets, Arris Interactive obtained the intellectual property rights to the LCe cable modem headend system, which is installed at the service provider's headend, and the LCp cable modem, which is installed in the subscriber's home. These products work together to provide high-speed data access over cable networks. The LCe transmits and receives radio frequency modulated signals to and from the hybrid fiber-coax network owned by the cable operator and converts these signals to Internet protocol high-speed data signals for communication via the Internet. The LCp cable modem installed in the subscriber's home converts the radio frequency signals sent from/to the LCe into Internet protocol signals which are connected to a personal computer for high speed access to the Internet. The LCe and LCp are based on proprietary technology developed by LANcity.

     During early 1999, Arris Interactive's management recognized that the market had begun to embrace an emerging standards-based technology known as the Data Over Cable Standards Interface System (DOCSIS) and was moving away from proprietary technology such as the LCe and LCp. Market prices began to decline as new vendors began to offer standards-based products. Arris Interactive's management decided to phase out the proprietary LCp and LCe products in favor of DOCSIS-based products. During 1999, Arris Interactive continued to sell its proprietary products and also introduced DOCSIS-based products. However, the margins for both proprietary and DOCSIS-based cable modems reflected the commoditization of the product and, with the entry of multiple consumer electronics manufacturers, price competition for cable modems became fierce. Accordingly, Arris Interactive's management opted to discontinue LANcity's cable modem development and manufacturing and focus its research and development on voice over internet protocol, hybrid fiber-coax network devices and advanced, carrier-grade DOCSIS-based cable modem termination systems (CMTS). These products are more sophisticated than cable modems and therefore more resistant to commoditization and price competition. Arris Interactive has continued to manufacture and sell, on a very limited basis, the proprietary cable modem in order to fulfill certain contractual obligations.

     As part of its move to DOCSIS-based products, Arris Interactive entered into an original equipment manufacturing agreement with Thompson multimedia. Through this agreement, Arris Interactive's customers are able to purchase cable modems directly from Thompson multimedia. As a result, Arris Interactive is better able to ensure that its customers have a supply source for the DOCSIS-based cable modem originally developed by Arris Interactive.

     Since Arris Interactive and LANcity combined, they have worked towards capitalizing on the strengths of their respective research and development teams. Arris Interactive has benefited from the combination of these two innovative and creative development teams. The primary objective of the developmental team has been to combine the DOCSIS-based CMTS technology, with the voice capabilities of the Cornerstone products. Arris Interactive's stated goal is to create a world class leader in voice over Internet protocol technology.

INDUSTRY

     The deregulation of the telecommunications industry, both domestically and internationally, has fueled the demand for Arris Interactive products. That demand has allowed Arris Interactive to grow from $23.1 million in revenues in 1996, Arris Interactive's first full year of operations, to $561.5 million in revenues for the year ended December 31, 2000. Deregulation has allowed cable companies to compete directly with local telephone companies to provide consumers with both telephone and high-speed data services. Competition from direct broadcast satellite service providers such as DirecTV and others has forced many cable system operators to update their equipment to offer more channels and additional services such as high-speed data and telephone. In many parts of the world, due in large part to World Trade Organization mandates, public telephone companies have been privatized and forced to divest their cable assets. New private companies have acquired these assets and have commenced offering high-speed data and telephone services in competition with the telephone companies. There is also a growing trend for municipalities, principally in the United States, to grant second cable service franchises to create local competition, thereby increasing services and reducing prices. The companies obtaining these second franchises are becoming an increasingly important component of the market. In response to these changes in the telephony, high-speed data and television services markets, traditional cable operators have sought to upgrade their systems for two-way communications in order to offer multiple services - video, voice and data - that can effectively compete with the new market entrants. Arris Interactive markets its products to traditional cable service providers and builders of new systems where there are existing systems worldwide.

     Rapid growth in the number of Internet users and the demand for higher-speed, high-volume interactive services is beyond the capabilities of traditional local telephone networks. Increasingly, the high-speed Internet access experienced at work is being demanded by consumers accessing the Internet from home. Two-way cable systems offer a means to provide this high-speed access through the implementation of DOCSIS-based CMTS and cable modems. Employing the combination of fiber optic and coaxial cable, modern two-way cable systems provide higher bandwidth than traditional telephone networks, which have been designed to carry only voice and low-speed data signals. Since 1998, the telephone companies and third-party service providers have been deploying a technology known as asynchronous digital subscriber line (ADSL) service. ADSL allows the telephone company to provide high-speed data services to the consumer and is a direct competitor to the cable operators offering DOCSIS-based cable modems. Arris Interactive's CMTS products are sold to cable service providers to enable them to provide DOCSIS-based high-speed data services for Internet access from the subscriber's home.

     Traditional telephone companies, competitive local exchange carriers and cable operators that offer telephone services have employed a circuit switched at constant bit rate. Constant bit rate refers to the method allocating the channels carrying voice signals across the telephone network. This method called "time division multiplexing" allocates a constant full time channel to each voice call for the duration of the call. While this method provides a good quality of voice signal, it is inefficient in its utilization of the networks resources and, consequently, relatively expensive. Newer technology, called "internet protocol" or "packet-switched" employs a device in which voice or data signals are digitally encoded and encapsulated in small packets that transit the network efficiently. Because voice and data traffic are handled in much the same manner and share the network's resources, the internet protocol method is more efficient and less costly to operate than constant bit-rate technology.

     Emerging standards from CableLabs(R), the U.S. cable industry's standard-setting body, are aimed at enabling voice to be carried over internet protocol along with the high-speed data traffic currently being carried utilizing CMTS and cable modems. To keep pace with technological evolution, these new standards are a newer version of the DOCSIS-standard called "Version 1.1" or "DOCSIS 1.1". A second standard, called "Packet Cable" establishes the protocol between the voice terminal located at the subscriber's premises and a "Call Server" located at the cable service provider's headend. The call server is the device that resolves the originating caller's dialed number and connects the caller to the desired called party.

     Arris Interactive is making the transition from constant bit-rate to voice over internet protocol telephony. Arris Interactive's products that enable service providers to offer constant bit-rate telephony are proprietary rather than standards-based, while the products that enable and support voice over internet protocol are standards-based. As with any standards-based technology, as competition accelerates, margins may decline. Arris Interactive believes that the technological and standardization issues surrounding voice over internet protocol will have the short-term effect of limiting the wide-scale adoption of this protocol. However, Arris Interactive continues to develop and introduce a line of internet protocol products, including advanced carrier-grade CMTS and carrier-grade voice over internet protocol equipment, to secure its market position and preserve its margins. Arris Interactive believes it can sell its voice over internet protocol products to its current constant bit-rate customers as they move to voice over internet protocol technology over the next several years. In addition, Arris Interactive believes it can sell these products to new customers who have delayed deploying voice services in anticipation of voice over internet protocol technology becoming more available.

PRINCIPAL PRODUCTS

     Arris Interactive supplies products for the cable telephony and high-speed data access business under the brand name Cornerstone. Arris Interactive designs and manufactures these products for sale to telecommunications operators through ANTEC and Nortel Networks, which act as its distributors. The Cornerstone products include host digital terminals and CMTS devices for the headend, as well as network interface units at the home. Arris Interactive designs its equipment to meet strict performance reliability specifications and demanding environmental requirements.

     Constant Bit-rate Voice Products and Services. The Cornerstone voice system allows operators to provide telephone services, including all of the custom calling features, such as call-waiting and three-party conferencing, to a subscriber's home or office over a hybrid fiber-coax network. The Cornerstone voice system consists of a headend or central office-located host digital terminals connected to a network interface unit at the customer's premises. The network interface units portfolio includes a two-line single family residence voice port, a two-line integrated indoor voice port, a four-line voice port, a twelve-line multi-line voice port and a multi-personality universal access port. Because the Cornerstone voice system is easy to implement, economical and scalable, hybrid fiber-coax network operators can offer telephony at a low penetration level and expand along with customer demand.

     Internet Protocol Data Products and Services. The Cornerstone data system is a standards-based system for cable operators offering high-speed data services over a hybrid fiber-coax network. The system consists of headend or central office-located CMTS connected to a network interface unit at the customer's premises. Arris Interactive develops and markets CableLabs(R) Qualified(TM) headened equipment that supports CableLabs(R) Certified(TM) brand cable modems. The standards-based system enables operators to implement multi-vendor networks.

     Converged Products. The Cornerstone converged family of products allows the network operator to deliver both constant bit-rate and internet protocol voice over cable and data solutions for high-speed internet applications or other bandwidth intensive applications. When combined with Cornerstone Voice Port and Packet Port brand, network operators can deploy a complete end-to-end access network. The Cornerstone converged product portfolio is composed of the converged host terminal and the internet protocol access system. The converged host terminal enables operators to develop their current subscriber base initially using carrier grade constant bit-rate telephony and then migrating their subscribers to internet protocol telephony as it becomes available. Additionally, it provides the operator with the option to deploy both technologies simultaneously, which Arris Interactive believes reduces the complexity in transitioning operator networks to new services.

     The internet protocol access system is designed to meet the needs of network hubs with medium density subscriber bases by utilizing the same carrier grade CMTS headend system for both DOCSIS-based high-speed data and carrier-grade line voice services. The Cornerstone CPS-2000 cable modem provisioning software, which functions as an integrated voice solution, easily integrates with numerous billing software products providing an integrated solution for provisioning-to-billing operations.

DEVELOPMENTAL PRODUCTS

     Arris Interactive is committed to being a technology leader and product development specialist in the evolving broadband communications market. Arris Interactive strives to develop new products and technology applications, both through its own engineering resources and by forging strategic alliances with other companies. Arris Interactive is currently involved in the development of several new products. Among these are the following:

         - the Cable Port, a low cost voice-enabled cable modem targeted at second-line and emerging country telephone and data applications,
         - the Packet Port, an outside plant voice over internet protocol terminal targeted at the carrier-grade telephone market, and
         - the Multiservice Access System (MSAS), a high-density multiple stream CMTS providing carrier-grade availability and high-speed routing technology on the same headend targeted at the carrier-grade telephone and high-speed data market.

     There can be no assurance that the technology applications currently under development by Arris Interactive will be successfully developed or, if successfully developed, that they will be widely used or, that Arris Interactive will otherwise be able to successfully exploit these technology applications. Furthermore, Arris Interactive's competitors may develop similar or alternative new technology applications that, if successful, could have a material adverse effect on Arris Interactive's business.


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

SALES AND MARKETING

     Arris Interactive does not have a direct sales force, but rather distributes its products through ANTEC and Nortel Networks. However, because of the technological complexity of its products, Arris Interactive has traditionally played the role of product expert and solutions provider with respect to the end-customers. Arris Interactive's targeted customers are cable operators and telephone companies. As provided in the joint venture agreement, ANTEC is the exclusive channel for Arris Interactive's products to select top U.S. cable operators while Nortel Networks is the exclusive channel to telephone companies and other operators in North America and the rest of the world.

     To preserve and maintain Arris Interactive's relationship with its distribution channels and the end-customer, Arris Interactive instituted a formal program it calls customer relationship management. Arris Interactive has organized its marketing and post-sales technical support teams, called "strategic business units" to mirror the distribution channels it employs. These include ANTEC's accounts and Nortel Networks' North American, European, Asian and Latin American accounts. These strategic business units provide close pre- and post-sales support to the various distribution channels that Arris Interactive employs.

     Another tool in Arris Interactive's customer relationship management program is the Cornerstone users' group, which began meeting in May 1997. This group provides a forum for Arris Interactive's end-customers where they share their experiences and offer suggestions for improving the performance of the other customers as well as that of Arris Interactive. Arris Interactive uses the feedback received from actual users and the users are afforded the opportunity to talk with and ask questions of Arris Interactive's marketing and engineering professionals. In addition, Arris Interactive is able to review the evolution of its product portfolio directly with the users, helping Arris Interactive determine future product direction with a high degree of precision. The Cornerstone users' group meetings are held semi-annually, in conjunction with major industry trade shows.

RESEARCH AND DEVELOPMENT

     From its inception to the present, Arris Interactive focused its product development on hybrid fiber-coax networks, spending its resources in research and development on applications and products that deliver cable telephony and high-speed Internet access. Arris Interactive strives to develop new products and technology applications, both through its own engineering resources and by forging strategic alliances with other companies. Since its formation in November 1995 through December 31, 2000, Arris Interactive has invested $208.6 million in research and development. For the twelve months ended December 31, 2000, 1999 and 1998, Arris Interactive incurred research and development expenditures of $76.7 million, $52.3 million and $28.2 million.

     Arris Interactive's research and development has led to innovations in a variety of areas relating to the provision of carrier-grade telephone and high-speed data services to a subscriber's home through hybrid fiber-coax networks. For example, Arris Interactive has developed a specialized design for its Cornerstone voice products that consists of environmentally hardened, low-power devices that operate in an outdoor environment and require very little power. These attributes enable the service provider to provide a carrier-grade telephone service that will compete favorably against the local telephone company's service at a favorable operating cost. The Cornerstone voice systems currently installed exhibit reliability rates that typically exceed 99.99% while offering all of the features normally offered to residential subscribers.

     Another key area of research is the system architecture and software necessary to provide the 99.999% reliability rate required for carrier-grade services. Arris Interactive has developed systems with such features as full redundancy, automatic switch-over and recovery and hot replacement of failed components. Arris Interactive utilizes ISO 9001 processes in its product development to ensure verification and backward compatibility of its new products.

     Arris Interactive has also developed software products for the automated provisioning and surveillance of the networks its customers deploy. This software enables Arris Interactive's customers to install subscribers rapidly and manage their networks efficiently.

INTELLECTUAL PROPERTY

     Arris Interactive does not, prior to the closing of the transaction, hold any patents. Under the intellectual property rights agreement, Nortel Networks will transfer patent and license rights to Arris Interactive relating to various


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

products offered by Arris Interactive. See "Other Agreements -- Intellectual Property Rights Agreement." To limit access to and disclosure of Arris Interactive proprietary information, Arris Interactive enters into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with its suppliers, distributors and appropriate customers. These statutory and contractual arrangements may prove insufficient or ineffective at preventing the misappropriation of Arris Interactive technology or deterring independent third-party development of similar technologies. In addition, the laws of some foreign countries might not protect Arris Interactive products or intellectual property rights to the same extent as the laws of the United States. Protection of Arris Interactive intellectual property might not be available in every country in which its products are manufactured, marketed or sold.

MANUFACTURING

     Manufacturing operations range from electro/mechanical, labor-intensive assembly to sophisticated electronic surface mount automated assembly lines. The typical production cycle for Arris Interactive's products, from the purchasing of raw components to manufacturing and shipping products, is six months or less. A significant element of Arris Interactive's manufacturing strategy is to subcontract production.

     Currently, Arris Interactive utilizes four contract manufacturers all of whom are ISO 9002 certified. Arris Interactive's products are manufactured at facilities owned by these contract manufacturers in the U.S., Mexico and the Philippines. Arris Interactive believes its relationships with its contract manufacturers are good. Contracts with two of these manufacturers are "at will" and can be terminated at any time. The other two manufacturers have annually renewable agreements. One of Arris Interactive's at will manufacturers is Nortel Networks. Nortel Networks is the exclusive manufacturer of Arris Interactive's host digital terminal. An essential component of the host digital terminal is the access bandwidth management (ABM) shelf that operates as the communications interface providing access to the public switch telephone network. The ABM shelf is proprietary to Nortel Networks and Arris Interactive does not have an alternate source. Without the ABM shelf Arris Interactive would be unable to produce the host digital terminal and would, therefore, be unable to sell constant bit-rate based telephony equipment. Arris Interactive believes that the investment in equipment and training made by all of the manufacturers in the course of fulfilling Arris Interactive's business makes the termination of the relationship an unlikely event. However, if Arris Interactive were to lose a manufacturer, other than Nortel Networks, Arris Interactive believes that it could replace that manufacturer with only a minor impact to the business.

     Century Electronics, one of Arris Interactive's contract manufacturers, declared bankruptcy in January 2001. Arris Interactive continues to do business with Century Electronics under the existing contract. Arris Interactive believes it can obtain a replacement manufacturer for Century Electronics and do so without a significant impact to its business.

MATERIALS AND SUPPLIES

     Arris Interactive makes significant purchases of electronic components and other materials and supplies from various domestic and foreign sources. Currently, Arris Interactive has sufficient materials and components to meet its production needs. In a continual effort to hedge against potential parts shortages, Arris Interactive occasionally maintains special inventories of certain components. Additionally, Arris Interactive actively develops and maintains alternative sources for essential materials and components. However, certain components of Arris Interactive's products are supplied exclusively by Nortel Networks. Currently, there is not an alternate source for the Nortel Networks' proprietary components.


BACKLOG


     Arris Interactive's backlog is a reflection of the backlog and inventory requirements of its channels, ANTEC and Nortel Networks. As of December 31, 2000, Arris Interactive had orders on hand from Nortel Networks of $45.1 million and ANTEC of $88.5 million.


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

INTERNATIONAL OPPORTUNITIES


     Arris Interactive, through Nortel Networks, sells its products in over 25 countries. Although the deregulation of the telecommunications industry has been a widespread, international event over recent years, deregulation has not occurred in all markets. In markets where deregulation has not occurred, strict regulatory environments are significant impediments to Arris Interactive's ability to sell its products. For example, countries that still have legislated telephone monopolies have laws that prohibit competition. Arris Interactive is unable to sell its voice products in these countries. Arris Interactive's data products are not currently limited by the telephone monopolies in other countries. If the laws, regulations, standards or specifications governing the cable industry in any country should change, then Arris Interactive could be prevented from offering its products there until it could implement modifications, which could cause Arris Interactive to incur additional development costs. There can be no guarantee that the regulations governing various international markets will not change in a manner that is adverse to Arris Interactive and its ability to compete in those markets.


     While a strict regulatory environment can impede Arris Interactive's ability to compete, a complete absence of governmental regulation can also cause serious complications. Many countries either do not regulate the installation of cable telephone and data systems or fail to regulate the modernization of existing cable network systems. Arris Interactive sells its products in several markets in which there is minimal regulation. In these markets it is possible that new regulations could be imposed at any time, which could place limitations on a local cable operator's ability to use Arris Interactive products. Cable operators in these countries may find themselves completely unable to comply with new regulations, or such compliance could take a long time and cost a great deal of money. Despite the various regulatory and standards compliance issues, Arris Interactive remains committed to developing and manufacturing its products for sale internationally. For the years ended December 31, 2000, 1999 and 1998, international sales accounted for 38%, 28% and 46% of total revenues. Through its distributor Nortel Networks, Arris Interactive's primary international markets are Asia, Europe and South America. Historically the primary countries to which Nortel Networks has sold Arris Interactive's products internationally have been Japan, Austria and Chile.


SEASONALITY


     Arris Interactive does not believe its business to be seasonally affected.


SIGNIFICANT CUSTOMERS


     Because it utilizes ANTEC and Nortel Networks as distributors, sales to Arris Interactive's significant customers are conducted by those distribution channels. Through ANTEC and Nortel Networks, Arris Interactive's biggest customers are Cox Communications and AT&T. In addition to Cox Communications and AT&T, Arris Interactive considers other significant customers to be VTR in Chile, Jupiter Titus in Japan and UPC-Telekabel in Europe.


COMPETITION


     All aspects of Arris Interactive's business are highly competitive. The broadband communications industry itself is dynamic, requiring companies to react quickly and capitalize on change. Arris Interactive must retain skilled and experienced personnel and deploy substantial resources to meet the ever-changing demands of the industry. Arris Interactive's products are marketed with emphasis on quality and are competitively priced. Product reliability and performance, superior and responsive technical and administrative support, as well as technological innovations and speed to market are some of the factors on which competition in the industry is based. To the extent that Arris Interactive cannot meet the challenges of the competitive broadband communications industry, its business may be adversely affected.

     Arris Interactive competes with international and national manufacturers, distributors and wholesalers, including some companies larger than itself. Arris Interactive's main competition can be segmented into two areas: 1) constant bit rate and 2) internet protocol.

     In the constant bit rate market Arris Interactive's primary competitors are ADC and Tellabs. Each company has developed and manufactures a proprietary constant bit rate telephony suite of products that include a headend terminal, software, and network interface units. This suite of products is sold to cable operators so that they may deploy telephony, over their cable networks. The headend terminals and software are located at central points in the cable operators network. The network interface units are deployed by the cable operators in the field at their customers residences. The competing products do not interface with each other. Typically, a customer will deploy one competitor's suite of products in a geographic segment of their network.

     In the internet protocol market, Arris Interactive's main competitors are Motorola, ADC, Cisco, with further competition from a number of small start-up companies. This market segment is evolving rapidly. A significant competitive factor in the internet protocol segment is that all products are to be based on a common set of standards. Therefore, any company's products should be compatible with its competitors' products in a cable operators network. Currently revenues are dominated by two products: cable modems and cable modem termination systems (CMTS). As discussed previously, in 1999 Arris Interactive made the decision to exit the cable modem market and hence does not compete in this segment. Arris Interactive does compete with the companies listed above in the CMTS segment. Further product offerings in the internet protocol segment are expected to include further development of the CMTS and the introduction of network interface units, to be located at the cable operator's customers premises, which offer features such as telephony and high speed data.

     In addition, because of the convergence of the cable, telecommunications and computer industries and rapid technological development, new competitors are entering the cable market. Many of Arris Interactive's competitors or potential competitors are substantially larger and have greater resources than Arris Interactive.

EMPLOYEES


     As of December 31, 2000, Arris Interactive had approximately 615 full-time employees, including approximately 185 employees loaned from Nortel Networks, none of whom were members of a union. Management does not anticipate any significant changes to the number of loaned Nortel Networks employees after the closing. Arris Interactive believes that its relationship with its employees is excellent. The future success of Arris Interactive depends in part on its ability to attract and retain key executive, marketing, engineering and sales personnel. Competition for qualified personnel in the telecommunications and cable industries is intense, and the loss of certain key personnel could have a material adverse effect on Arris Interactive. Arris Interactive has bonus programs that are intended to provide incentives for its key employees to remain with the company.


PROPERTIES


     In addition to Arris Interactive's headquarters located just north of Atlanta in Suwanee, Georgia, Arris Interactive leases office space in Andover, Massachusetts and Research Triangle Park, North Carolina. These facilities provide over 170,000 square feet of sales and administrative offices, storage, manufacturing, and research and development labs. The Suwanee facility contains complete test labs with more than 15,000 lines of Cornerstone cable telephony installed. During 2000, Arris Interactive finished building its interoperability test labs at the Andover facility. During the fourth quarter of 2000, Arris Interactive leased an additional 54,000 square feet of office space in Suwanee, Georgia.


LEGAL PROCEEDINGS


     Arris Interactive is not currently engaged in any litigation that it believes would have a material adverse effect on its financial condition or results of operations.


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



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with Arris Interactive's financial statements and the related notes thereto and the description of Arris Interactive's business included elsewhere in this document.

RESULTS OF OPERATIONS

     The following table sets forth relevant financial data as a percentage of revenues:

                                                  THREE MONTHS ENDED MARCH          YEAR ENDED DECEMBER 31,
                                                  ------------------------          -----------------------
                                                   MARCH 31, (UNAUDITED)
                                                   ---------------------
                                                     2001          2000         2000         1999         1998
                                                     ----          ----         ----         ----         ----

Total revenues.................................        100.0%      100.0%        100.0%       100.0%      100.0%
Cost of revenues...............................         88.9        77.8          75.4         72.2        79.0
                                                  ----------   ---------     ---------    ---------    --------
Gross profit...................................         11.1        22.2          24.6         27.8        21.0
Selling, general and administrative expenses...          5.5         4.4           4.3          4.6         8.6
Research and development expenses..............         17.7        13.5          13.7         14.1        24.1
Loss on equipment disposal.....................          0.0         0.0           0.0          0.3         0.0
                                                  ----------   ---------     ---------    ---------    --------
Operating (loss) income........................        (12.1)        4.3           6.6          8.7       (11.7)
Interest (income)..............................         (0.4)       (0.5)         (0.4)        (0.4)       (0.3)
Interest expense...............................          2.7         2.3           1.8          2.3         6.7
Other, net.....................................          0.0          0.0          0.0          0.2         0.0
                                                  ----------   ----------    ---------    ---------    --------
Net (loss) income..............................        (14.4)%       2.5%          5.2%         6.6%      (18.1)%
                                                  ============ ==========    ==========   ==========   ==========


SIGNIFICANT CUSTOMERS

           Sales of Cornerstone products are covered under separate distribution agreements entered into between Arris Interactive and each of ANTEC and Nortel Networks, which expire upon the earlier of December 31, 2005 or termination of the joint venture. The agreements provide a nontransferable, exclusive right to ANTEC and Nortel Networks to sell and distribute the Cornerstone suite of products. The agreements also set forth, among other things, sales levels, products, pricing and customers. Geographic revenue information is based on the location of the end customer.

           The following tables set forth Arris Interactive's revenues by geographic area (in thousands):


                                                 QUARTER ENDED MARCH 31,
                                                       (UNAUDITED)

                                          2001                            2000
                           -------------------------------   ---------------------------------

                                        UNITED                            UNITED
                             INT'L      STATES      TOTAL      INT'L      STATES       TOTAL
Cornerstone ANTEC          $       --  $  76,088  $  76,088  $       --  $  51,485  $   51,485
Cornerstone Nortel             22,272      1,997     24,269      42,024     11,494      53,518
Other (2)                          --        145        145          --         64          64
                           ----------  ---------  ---------  ----------  ---------  ----------
Total                      $   22,272  $  78,230  $ 100,502  $   42,024  $  63,043  $  105,067
                           ==========  =========  =========  ==========  =========  ==========

                                                                  YEAR ENDED DECEMBER 31,
                                             2000                              1999                              1998
                            -------------------------------   ------------------------------   ---------------------------------
                                         UNITED                            UNITED                           UNITED
                              INT'L      STATES      TOTAL     INT'L       STATES     TOTAL      INT'L     STATES       TOTAL
Cornerstone ANTEC           $       --  $ 266,596  $ 266,596  $      --  $  215,220  $215,220  $       --  $ 28,311  $   28,311
Cornerstone Nortel (1)         215,207     78,685    293,892     80,834      33,163   113,997      32,090    12,795      44,885
Other (2)                           --        980        980     23,649      17,302    40,951      21,849    21,918      43,767
                            ----------  ---------  ---------  ---------  ----------  --------  ----------  --------  ----------
Total                       $  215,207  $ 346,261  $ 561,468  $ 104,483  $  265,685  $370,168  $   53,939  $ 63,024  $  116,963
                            ==========  =========  =========  =========  ==========  ========  ==========  ========  ==========


(1) The breakdown between international and U.S. Cornerstone sales to Nortel Networks represents Arris Interactive's best estimates based on the latest available information on the end customers. Based on that information Arris Interactive believes the international sales were primarily to VTR in Chile, Titus Jupiter in Japan and UPC in Western Europe.

(2) Includes sales for LANcity during the three and four month periods ended March 31, 1999 and December 31, 1998. Subsequent to the merger on March 31, 1999, sales of LANcity products were through Nortel Networks and ANTEC.

     In mid-January 2001, Nortel Networks canceled some deliveries of Arris Interactive products for the first quarter of 2001. The cancellation reflects Nortel Networks' desire to reduce existing inventory prior to the closing of the transaction as well as a softening in orders received. The amounts described under "Arris Interactive's Business -- Backlog" reflects the cancellation of orders by Nortel Networks.


COMPARISON OF OPERATIONS FOR THE QUARTERS ENDED MARCH 31, 2001 AND 2000

     Net Revenues. Revenues decreased 4.3%, or $4.6 million, from $105.1 million for the quarter ended March 31, 2000 to $100.5 million for the quarter ended March 31, 2001. Sales of Arris Interactive's constant bit rate network interface units increased $37.4 million, or 80.4%, from $46.6 million for the quarter ended March 31, 2000 to $84.0 million for the quarter ended March 31, 2001. This increase was offset by a decrease in sales of constant bit rate infrastructure equipment of $14.4 million, or 64.1%, from $22.5 million for the quarter ended March 31, 2000 to $8.1 million for the quarter ended March 31, 2001. Also offsetting the increase in constant bit rate network interface units was a decrease in sales of Arris Interactive's cable modems, both proprietary and DOCSIS, as well as a decrease in sales of Arris Interactive's other internet protocol-based products and services. Arris Interactive's revenue from internet protocol-based products and services, inclusive of cable modems, decreased $27.6 million, or 86.0%, from $32.1 million for the quarter ended March 31, 2000 to $4.5 million for the quarter ended March 31, 2001.

     Arris Interactive decided during 1999 to discontinue developing and manufacturing the cable modem except on a limited basis in order to fulfill certain contractual obligations. Revenue for the first quarter of 2001 reflects the decrease expected from discontinuing the development and manufacturing of cable modems. Sales of Arris Interactive's cable modems, which include proprietary and standards-based products, accounted for $21.1 million and $0.9 million for the quarter ended March 31, 2000 and March 31, 2001, respectively.

         Further, sales to Nortel Networks during the quarter ended March 31, 2001 were impacted by Nortel Networks' actions to reduce their finished goods inventory levels prior to the closing of the transaction contemplated in this document.

     Gross Profit. The gross profit decreased from $23.3 million for the quarter ended March 31, 2000 to $11.2 million for the quarter ended March 31, 2001. The gross profit as a percentage of revenues decreased from 22.2% for the quarter ended March 31, 2000 to 11.1% for the quarter ended March 31, 2001. The decrease in gross profit was due to a change in product mix and to the write-down to estimated net realizable value of Arris Interactive's cable modem inventory. During 2000 and prior years, Arris Interactive's customers purchased more equipment and software as opposed to network interface units. The equipment and software that constitute a cable telephony system carry higher margins than the network interface unit. Gross profit for the quarter ended March 31, 2001 reflect higher sales volumes of network interface units and lower volumes of infrastructure equipment. The write-down of cable modem inventory was approximately $3.5 million.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 20.1%, or $.9 million, to $5.5 million for the quarter ended March 31, 2001 from $4.6 million for the quarter ended March 31, 2000. As a percentage of revenues, selling, general and administrative expenses increased from 4.4% for the quarter ended March 31, 2000 to 5.5% for the quarter ended March 31, 2001. The actual increase in spending quarter over quarter was primarily due to the growth of Arris Interactive during 2000, which required significant investment in information technology resources and systems to support the business' growth. Additionally, a second leased facility in Suwanee, Georgia was occupied in the fourth quarter of 2000. Finally, as Arris Interactive's growth has accelerated and additional personnel have been hired, Arris Interactive's spending related to human resources and telecommunications have increased.

     Research and Development Expenses. Research and development expenses increased 25.7%, or $3.6 million, to $17.8 million for the quarter ended March 31, 2001 from $14.2 million for the quarter ended March 31, 2000. As a percentage of revenues, research and development expenses increased from 13.5% for the quarter ended March 31, 2000 to 17.7% for the quarter ended March 31, 2001. The increase in actual spending was primarily due to increasing the development efforts related to voice over internet protocol.

     Interest Income and Expense. Arris Interactive's interest expense is attributable to the note payable to Nortel Networks. The interest rate is equal to LIBOR plus 2% and is not fixed for the term of the note. Interest expense increased 16.5%, or $0.4 million, to $2.8 million for the quarter ended March 31, 2001 from $2.4 million for the quarter ended March 31, 2000 due to an increase in the outstanding balance. Arris Interactive's interest income is derived from its operating cash balances deposited with the bank. Interest income decreased $0.1 million to $0.4 million for the quarter ended March 31, 2001 from $0.5 million the quarter ended March 31, 2000 due to an decrease in Arris Interactive's average cash balance.

     Net Income. Net loss for the quarter ended March 31, 2001 was $14.5 million as compared to net income of $2.7 million for the quarter ended March 31, 2000.

COMPARISON OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

     Net Revenues. Revenues increased 51.7%, or $191.3 million, to $561.5 million for the year ended December 31, 2000 from $370.2 million for the year ended December 31, 1999. The increase in revenues was due to the increase in sales of Arris Interactive's CBR products which more than offset a decrease in sales of Arris Interactive's cable modem products.

     As discussed previously, Arris Interactive decided during 1999 to discontinue developing and manufacturing the cable modem except on a limited basis in order to fulfill certain contractual obligations. In addition, to ensure that its customers would have a supply source for the DOCSIS cable modem originally developed by Arris Interactive, Arris Interactive entered into an original equipment manufacturing agreement with Thompson multimedia. Arris Interactive's customers are able to purchase cable modems directly from Thompson multimedia. As a result, sales of cable modem products, which include proprietary and standards based, decreased $54.2 million, or 50.4%, from $107.5 million for the year ended December 31, 1999 to $53.3 million for the year ended December 31, 2000. Excluding the cable modem sales, revenues from internet protocol-based products and services almost tripled from $16.3 million for the year ended December 31, 1999 to $45.7 million for the year ended December 31, 2000. Sales related to DOCSIS based CMTS were slow to develop during 1999 primarily due to the fact that Arris Interactive's CMTS was not certified by CableLabs(R) until late in the year. With the emergence of DOCSIS standards many of Arris Interactive's customers consider certification by CableLabs(R) and TCom Labs to be necessary for deployment.

     Revenues from CBR products increased 88.8%, or $217.5 million, from $245.0 million for the year ended December 31, 1999 to $462.5 million for the year ended December 31, 2000. The increase in CBR product revenues reflect the increase in customer telephone line deployment. During the year ended December 31, 2000 Arris Interactive's customers installed over one million telephone lines for their subscribers as compared to 240,000 lines for the year ended December 31, 1999.

     Gross Profit. The gross profit increased from $102.8 million for the year ended December 31, 1999 to $138.1 million for the year ended December 31, 2000. However, gross profit as a percentage of revenues decreased from 27.8% for the year ended December 31, 1999 to 24.6% for the year ended December 31, 2000. The decrease in gross profit as a percentage of revenues was due primarily to a change in product mix. During 1999 and prior years, Arris Interactive's customers purchased more infrastructure equipment and software as opposed to network interface units. The equipment and software that constitute a cable telephony system carry higher margins than the network interface units. Because the network interface units are purchased on a subscriber basis, as deployments accelerate the customer's network interface unit purchases increase relative to their infrastructure purchases.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 39.1%, or $6.7 million, to $23.9 million for the year ended December 31, 2000 from $17.2 million for the year ended December 31, 1999. As a percentage of sales, selling, general and administrative expenses decreased from 4.6% for the year ended December 31, 1999 to 4.3% for the year ended December 31, 2000. The increase in actual spending was due to several factors. First, it became evident to management that the current systems infrastructure would not adequately support the sales growth and the decision was made to invest in an enterprise resource planning system. At the beginning of 2000, Arris Interactive implemented a new computer platform and converted its manufacturing, order entry, purchasing and general ledger systems to the new platform. In addition to the expenses associated with adopting the more sophisticated computer platform, Arris Interactive also increased the number of support personnel in the various functions effected by the implementation. Second, Arris Interactive increased its spending associated with marketing communications. Specifically, Arris Interactive's expenditures related to its customer relationship management program increased significantly, a reflection of Arris Interactive's customers' increase in deployment velocity. Those expenses include trade shows, market research, consumer surveys, users' group activities, technical papers and travel. Finally, as Arris Interactive's growth has accelerated and additional personnel have been hired, Arris Interactive's spending related to facilities, human resources and telecommunications have increased.

     Research and Development Expenses. Research and development expenses increased 46.9%, or $24.5 million, to $76.8 million for the year ended December 31, 2000 from $52.3 million for the year ended December 31, 1999. As a percentage of sales, research and development expenses decreased from 14.1% for the year ended December 31, 1999 to 13.7% for the year ended December 31, 2000. The increase in actual spending was primarily due to an increase in development efforts related to voice over internet protocol. To a lesser extent, spending related to facilities and telecommunications attributable to research and development have increased.

     Interest Income and Expense. Arris Interactive's interest expense is attributable to the note payable to Nortel Networks. The interest rate is equal to LIBOR plus 2% and is not fixed for the term of the note. Interest expense increased 17.2%, or $1.5 million, to $9.9 million for the year ended December 31, 2000 from $8.4 million for the year ended December 31, 1999 due to an increase in the outstanding balance. The increase in the outstanding loan balance was due to the accumulated interest. Arris Interactive's interest income is derived from its operating cash balances deposited with the bank. Interest income increased $0.9 million to $2.2 million for the year ended December 31, 2000 from $1.3 million the year ended December 31, 1999 due to an increase in Arris Interactive's average cash balance.

     Net Income. Net income for the year ended December 31, 2000 was $29.4 million as compared to net income of $24.5 million for the year ended December 31, 1999.


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

COMPARISON OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

    Revenues. Revenues increased 216.5%, or $253.2 million, to $370.2 million for the year ended December 31,1999 from $117.0 million for the year ended December 31, 1998. Revenues from internet protocol-based products and services, both proprietary and DOCSIS and inclusive of cable modems, increased $81.5 million from $43.6 million for the year ended December 31, 1998 to $125.2 million for the year ended December 31, 1999. The increase in internet protocol-based sales was primarily due to the fact that for the year ended December 31, 1998 only four months of internet protocol-based products and services sales have been included in revenues whereas twelve months of sales have been included in revenues for the year ended December 31, 1999. As discussed previously, Arris Interactive merged with LANcity on March 31, 1999 and the results of operations for LANcity for the four and three month periods ended December 31, 1998 and March 31, 1999, respectively, have been included in Arris Interactive's results of operations.

    Revenues from constant bit-rate products increased 234.1%, or $171.7 million, to $245.0 million for the year ended December 31, 1999 from $73.3 million for the year ended December 31, 1998. Arris Interactive experienced tremendous growth during 1999 due to the increased acceptance by cable operators, notably AT&T and Cox in the U.S., VTR in Chile, and UPC in Europe, that telephony was a viable and profitable service to offer the cable TV subscriber.

    Gross Profit. The gross profit increased from $24.5 million for the year ended December 31, 1998 to $102.8 million for the year ended December 31, 1999. The gross profit as a percentage of revenues increased from 21.0% for the year ended December 31, 1998 to 27.8% for the year ended December 31, 1999. The increase in gross profit was due primarily to an increase in infrastructure equipment sales, which is a high margin product line, and significant product cost reductions in the network interface units. From Arris Interactive's inception, a significant portion of Arris Interactive's research and development expenses were directed towards product cost reductions in the network interface units. Arris Interactive began to reap the benefits of those efforts during the fourth quarter of 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 71.6%, or $7.2 million, to $17.2 million for the year ended December 31, 1999 from $10.0 million for the year ended December 31, 1998. As a percentage of revenues, selling, general and administrative expenses decreased from 8.6% for the year ended December 31, 1998 to 4.6% for the year ended December 31, 1999. The increase in actual spending was due to several factors. First, the acquisition of LANcity during 1999 increased Arris Interactive's spending related to facilities, human resources, telecommunications and travel. Arris Interactive increased expenditures in administration, finance and information technology to support the second facility (Andover, MA) and additional employees. Second, the growth in sales increased the demand for sales support, which included headcount and therefore salaries, benefits and travel. Finally, as Arris Interactive became profitable, Arris Interactive's expenses to fund the employee incentive plans increased significantly. The employee incentive plans are an important component in the retention and rewarding of Arris Interactive's employees.

     Research and Development Expenses. Research and development expenses increased 85.2%, or $24.0 million, to $52.3 million for the year ended December 31, 1999 from $28.2 million for the year ended December 31, 1998. As a percentage of revenues, research and development expenses decreased from 24.1% for the year ended December 31, 1998 to 14.1% for the year ended December 31, 1999. The increase in actual spending was primarily due to an increase in development efforts related to internet protocol-based products brought about by the acquisition of LANcity and increased expenses related to the employee incentive plans.

     Interest Income and Expense. Arris Interactive's interest expense was attributable to the note payable to Nortel Networks. The interest rate is equal to LIBOR plus 2% and is not fixed for the term of the note. Interest expense increased 8.0%, or $0.6 million, to $8.4 million for the year ended December 31, 1999 from $7.8 million for the year ended December 31, 1998 due primarily to an increase in the LIBOR rate. Arris Interactive's interest income was derived from its operating cash balances deposited with its bank. Interest income increased $1.0 million to $1.3 million for the year ended December 31, 1999 from $0.3 million the year ended December 31, 1998 due to an increase in Arris Interactive's average cash balance.


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

     Net Income (Loss). Net income for the year ended December 31, 1999 was $24.5 million as compared to a net loss of $21.3 million for the year ended December 31, 1998. The net loss for 1998 was attributable to the reasons discussed above.

FINANCIAL LIQUIDITY AND CAPITAL RESOURCES

     Financing. Arris Interactive's operating agreement provides for a loan agreement that allows Arris Interactive to borrow up to a maximum of $190.0 million (exclusive of accumulated interest and royalties to Nortel Networks) from Nortel Networks and ANTEC. As of December 31, 2000, Arris Interactive had borrowed $102.0 million of this amount, of which ANTEC's pro rata share was $9.0 million. Under the terms of the loan agreement, Nortel Networks provided 100% of the first $66 million (exclusive of accumulated interest and royalties) of borrowings. Borrowings in excess of $66.0 million (exclusive of accumulated interest and royalties) are provided by both Nortel Networks and ANTEC according to their relative ownership interests. Prior to the acquisition of LANcity on March 31, 1999, Nortel Networks funded 75% and ANTEC funded 25% of the borrowings in excess of $66.0 million. All borrowings subsequent to the acquisition of LANcity are provided with Nortel Networks funding 81.25% and ANTEC funding 18.75%. Advances under the loan agreement are made at an interest rate equal to LIBOR plus 2% on the date of the advance. The loan agreement provides for all individual advances plus accumulated interest to be consolidated into one note at year end. At December 31, 2000 and 1999, all outstanding advances were consolidated into one note with an interest rate of 7.9425% and 8.6513%, respectively. All advances under the loan agreement are made in full by Nortel Networks with ANTEC remitting their portion, if any, of the advance to Nortel Networks. All repayments under the loan agreement are made to Nortel Networks with Nortel Networks responsible for remitting to ANTEC any portion, if any, attributable to ANTEC. During 1999, Arris Interactive made a payment of $15.0 million as a result of positive cash flows. The advances under the loan agreement are secured by substantially all of the assets of Arris Interactive. Principal repayments of the note prior to the due date are required when cash flows are positive, subject to approval by the members.

     During the quarter ended March 31, 2001, Arris Interactive borrowed $8 million under the loan agreement. As of the quarter ended March 31, 2001, Arris Interactive had borrowed $110 million (exclusive of accumulated interest and royalties to Nortel Networks), all of which was directly borrowed from Nortel Networks with ANTEC's pro rata share being $10.5 million.

     Capital Expenditures. Capital expenditures are made at a sufficient level to support the strategic and operating needs of the business. Arris Interactive's capital expenditures were $20.0 million for the year ended December 31, 2000. For the year ended December 31, 1999, capital expenditures were $9.5 million as compared to $11.6 million in 1998. For the quarter ended March 31, 2001, Arris Interactive had capital expenditures of $2.4 million.

     Cash Flow. Since Arris Interactive's inception in November 1995, Arris Interactive's cash flow requirements have been supplied by Nortel Networks and ANTEC and are covered under the loan agreement discussed above. With the exception of the sale of the digital video division during 1997 in exchange for cash and restricted stock, Arris Interactive's only investing activities have been in the purchasing and occasional sale of fixed assets no longer used in the business. Arris Interactive's financing activities have been limited to transactions with the Nortel Networks and ANTEC or capital leases.

     For the year ended December 31, 2000, cash levels decreased $8.1 million primarily due to purchases of equipment which were partially offset by cash flows from operations. For the year ended December 31, 1999, cash levels increased $16.3 million primarily due to $12.8 million generated by cash flows from operations and borrowings on the note payable for accrued interest. For the year ended December 31, 1998, cash levels increased $6.1 million. For the quarter ended March 31, 2001, cash levels increased $5.3 million due to borrowings under the loan agreement.

     Net cash provided by operating activities for the years ended December 31, 2000 and 1999 was $11.9 million and $12.8 million. The increase in cash provided by operating activities was primarily due to net income, which was partially offset by increases in receivables and inventories in support of increased sales volume. Cash used by operating activities during 1998 was $6.3 million, which was primarily driven by net losses. Cash used by operating activities for the quarter ended March 31, 2001 was $0.2 million due to net losses as well as increases in inventory, which were partially offset by decreases in receivables and increases in payables.


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

     Cash used in investing activities is primarily related to capital expenditures. During 1999 Arris Interactive sold the stock it had received in exchange for the digital video assets. The stock was sold on a public exchange and Arris Interactive received cash proceeds of $0.5 million.

     Cash provided by financing activities during 1999 and 1998 was $12.5 million and $24.0 million. As part of the acquisition of LANcity, Arris Interactive received cash of $15.0 million. During 1999 Arris Interactive made a payment of $15.0 million to Nortel Networks against the note payable. During the quarter ended March 31, 2001, Arris Interactive borrowed $8 million under the loan agreement.

     Arris Interactive's receivables are primarily due from ANTEC and Nortel Networks. As per Arris Interactive's joint venture agreement, the receivables are due net 60 days. For the quarter ended March 31, 2001 and the years ended December 31, 2000 and December 31, 1999, the receivables due from non-members are from contract manufacturers. Arris Interactive's agreements with its contract manufacturers are at fixed prices for the finished goods. The agreements specify which components are supplied by Arris Interactive, if any, and which are supplied by the manufacturer. However, from time to time it has been necessary for Arris Interactive to supply the contract manufacturers with components the manufacturer originally agreed to furnish. The situation has arisen when there were component shortages, long lead times or large price fluctuations. Because it is impractical for Arris Interactive to renegotiate agreements each time one of these situations arises, Arris Interactive generally purchases the material and bills the manufacturer. Receivables from the manufacturers are due net 30 days.

     During 2000 the industry experienced world wide shortages in certain components Arris Interactive uses in its products. To reduce the impact on customer deliveries, Arris Interactive built up its inventory levels and placed purchase orders to ensure adequate supplies of raw materials and finished goods for the first half of 2001. Inventory levels increased $9.0 million from $62.2 million at December 31, 2000 to $71.2 million at March 31, 2001. It is anticipated that inventories will continue to increase during the second quarter and then decrease for the remainder of 2001. In general, a tightening of credit availability and capital spending delays from customers, including AT&T, are expected to have a significant impact on Arris Interactive's inventory levels during 2001.

     Future capital requirements will depend upon several factors, including sales levels, timing and scope of research and development efforts, and new product introduction with contract manufacturers. It is anticipated that expenditures will be made for lab equipment, test equipment and information technology in the normal course of business consistent with historical levels.

     Arris Interactive is fully financed by Nortel Networks and ANTEC. Arris Interactive expects that available borrowings under the loan agreement will be sufficient to fund its ongoing operations for the next twelve months.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following discussion of Arris Interactive's risk-management activities includes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     Arris Interactive is exposed to various market risks, including interest rates. Changes in these rates may adversely affect its results of operations and financial condition. Historically, due to limitations in its limited liability company agreement, Arris Interactive has not entered into any interest rate swap agreement, derivative instrument or any other type of arrangement to hedge its exposure to volatility relating to these market risks. In addition, Arris Interactive does not hold or issue derivative instruments for trading or other speculative purposes and does not have any material contracts denominated in foreign currencies.

     Arris Interactive is exposed to foreign currency exchange rate risk as a result of one of its suppliers being located in Canada. In late 2000, this supplier moved its operations to Raleigh, North Carolina. With the exception of this agreement, all of Arris Interactive's supply contracts are denominated in U.S. dollars. In addition, Arris Interactive minimizes the risks associated with foreign currency fluctuations by issuing all sales contracts in U.S. dollars. Because Arris Interactive believes the risks are minimal, it does not hedge the risks associated with foreign currency fluctuations.


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



                      APPROVAL OF 2001 STOCK INCENTIVE PLAN

RECOMMENDATION

     The ANTEC board of directors recommends that you approve the 2001 Stock Incentive Plan. With the exception of the number of shares available for grant (9,580,000 under the 2001 Stock Incentive Plan compared to 2,500,000 under ANTEC's 2000 Stock Incentive Plan) and the limitation on the number of shares that can be used other than for stock options and stock appreciation rights, the 2001 Stock Incentive Plan is substantially similar to ANTEC's current stock incentive plan.

PURPOSES AND EFFECTS

     In the technology industry, stock-based compensation methodologies have become increasingly important in the recruiting and retaining of key employees. To better enable Broadband Parent to compete for talent in the broadband communications market, the board of directors has adopted, subject to the approval of the stockholders at this meeting, the Broadband Parent 2001 Stock Incentive Plan.

     The stock incentive plan is aimed at facilitating the hiring, retention and continued motivation of key employees, consultants and directors while aligning more closely the interests of the plan participants with those of Broadband Parent and its stockholders by granting awards relating to Broadband Parent common stock. The compensation committee of Broadband Parent's board of directors, such other board committee as the board may designate, or the board itself will administer the stock incentive plan. Any key employee, director, or active consultant of Broadband Parent and its subsidiaries are eligible to receive a grant under the stock incentive plan. The committee will make the determination of the persons within these categories (which encompass all officers) to receive grants, the terms, the form, and level of grants. Awards under the stock incentive plan may be in the form of incentive stock options, non-qualified stock options, stock grants, stock units, restricted stock, stock appreciation rights, performance shares and units, dividend equivalent rights and reload options.

     Upon the completion of the transaction, no additional awards will be made under ANTEC's existing stock incentive plans. Awards granted under those plans prior to the completion of the transaction will be converted to options or rights to Broadband Parent stock in accordance with the terms of those options and rights.

     The exercise price of any option or stock appreciation right cannot be less than the fair market value of the corresponding number of shares as of the date of grant, provided that up to 10% of the shares provided by the stock incentive plan may be granted under options or stock appreciation rights that have exercise prices that are not less than 85% of the fair market value of the corresponding number of shares as of the date of grant and provided further that options or stock appreciation rights replacing options or rights not granted by ANTEC or Broadband Parent may have exercise prices that, in the judgment of the committee, result in options or rights comparable in value to those being replaced. In ANTEC's previous grants, the exercise price of stock options has been fair market value at the time of the grant and it is anticipated that Broadband Parent will continue this practice, absent special circumstances. No more than 25% of shares granted under the stock incentive plan may be awarded in a form other than options or stock appreciation rights. No person may be granted, in any period of two consecutive calendar years, awards under the stock incentive plan covering more than 1,000,000 shares of Broadband Parent common stock. No option may be repriced by amendment, substitution or cancellation and regrant, unless authorized by the stockholders. Adjustments as a result of stock splits and other events that adjust the number of shares subject to the stock incentive plan, as explained below, will not be considered repricing.

     A total of 9,580,000 shares of Broadband Parent's common stock may be issued under the stock incentive plan. This number is approximately 12.7% of the number of shares expected to be outstanding following the transaction. This number will be adjusted for stock splits, spin-offs, extra-ordinary cash dividends and similar events. The shares may be newly issued or common stock reacquired by Broadband Parent.

     The board of directors or the committee may, from time to time, suspend, terminate, revise or amend the stock incentive plan or terms of any grant except that, without the approval of stockholders, no such revision or amendment


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

may change the number of shares covered by or specified in the stock incentive plan, change the restrictions described above, or expand those eligible for grants under the stock incentive plan.

     Generally, under present federal tax laws, a grant under the stock incentive plan of a stock option, a stock unit or a share of restricted stock subject to the required risk of forfeiture should create no tax consequences for a participant at the time of grant. Generally, Broadband Parent will be entitled to tax deductions at the time and to the extent that participants recognize ordinary income. However, in some cases Broadband Parent will not be entitled to a deduction when a participant recognizes ordinary income from the exercise of the options if this income, together with other compensation received by that person from Broadband Parent, exceeds $1,000,000 in any one year.

     Upon exercise of an option, which is not an incentive stock option within the meaning of Section 422 of the Code, a participant will be taxed on the excess of the fair market value of the shares on the date of exercise over the exercise price. A participant will generally have no taxable income upon exercising an incentive stock option. If the participant does not dispose of shares acquired upon the exercise of an incentive stock option within two years of the grant or one year of the exercise, any gain or loss realized on the participant's subsequent disposition will be capital gain or loss and Broadband Parent will not be entitled to a tax deduction. If such holding period requirements are not satisfied, the participant will generally realize ordinary income at the time of disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise (or, if less, the amount realized upon disposition) over the option price and Broadband Parent will be entitled to a tax deduction. Any remaining gain is taxed as long or short-term capital gain. The value of a stock unit at the time it converts to stock and the value of restricted stock at the time the restriction lapses is taxed as ordinary income to the participant.

     In 2000, ANTEC made the following grants from its current stock incentive plans:

                                                               Option
                                NAME                           Grants         Stock Units
                                ----                           ------         -----------

          Robert J. Stanzione.........................         160,000          30,077
          John M. Egan................................              --              --
          Lawrence A. Margolis........................          60,000           5,700
          Gordon E. Halverson.........................         100,000             640
          Michael Graziano............................          16,500              --
          All executive officers, including the above.         356,500              --
          All directors who are not executive officers              --           9,600
          All employees other than those who are
          executive officers..........................       1,993,500           2,600

     The options have an exercise price equal to the market price of the shares on the date of grant, vest annually in fourths beginning on the first anniversary of the grant, vest in full upon death or permanent full disability and will expire in ten years or sooner in some circumstances. For a further description of the options granted to the individuals named above see ANTEC's Form 10-K/A for the year ended December 31, 2000, which is incorporated by reference into this document. The stock units granted to ANTEC's directors convert to shares on a one for one basis at the time selected by each director at the time of grant. The stock units granted to ANTEC's executive officers and other employees convert in a similar manner. These stock units were elected by each recipient in lieu of a portion of the cash bonus earned for 1999. Cash was converted to equivalent stock units by dividing 125% of the cash amount to be converted by the value of a share of ANTEC stock on January 31, 2000, the date of grant. Twenty percent of the stock units will be forfeited if the recipient voluntarily terminates his or her employment prior to December 31, 2003. In addition, ANTEC and Mr. Stanzione agreed to substitute 24,077 stock units for a cash bonus he was to receive in 2001. The units convert to shares of stock on a one for one basis on June 30, 2004, or the earlier termination of his employment, if, prior to June 30, 2001, Mr. Stanzione has not terminated his employment without good reason. 4,815 of these units will be forfeited if he terminates his employment prior to June 30, 2004. For a further description of the stock units see ANTEC's Form 10-K/A for the year ended December 31, 2000, which is incorporated by reference into this document.

     The committee will determine the terms of future grants under the stock incentive plan, subject to the restrictions described above.


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

VOTE REQUIRED FOR APPROVAL

     Approval of the stock incentive plan requires the affirmative vote of the majority of the votes cast by ANTEC stockholders at the ANTEC special meeting.


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


                      APPROVAL OF MANAGEMENT INCENTIVE PLAN

RECOMMENDATION

     The ANTEC board of directors recommends that you approve the Management Incentive Plan. This plan is substantially similar to ANTEC's current management incentive plan.

PURPOSES AND EFFECTS

     Executives of ANTEC earn bonuses each year under plans established by the compensation committee of the board of directors for a management incentive plan adopted by the stockholders of ANTEC. Following the transaction, the application of this plan to future years and to executives of Broadband Parent and Arris Interactive is subject to the approval of the stockholders at the ANTEC special meeting. This approval is being sought so that, to the maximum extent permitted, the amounts paid under the management incentive plan will not be subject to, or cause other compensation to be subject to, the limitations imposed by the Omnibus Budget Reconciliation Act of 1993 on the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code.

     The purpose of the management incentive plan is to provide awards to the executives of Broadband Parent, ANTEC and Arris Interactive for the achievement of specified financial or other objective goals of Broadband Parent for a year or for a specified period. Additionally, in some periods, a minority portion of the target of some or all the participants in the management incentive plan may be dependent on the subjective determination of the committee or their supervisors of the achievement of qualitative goals. Any subjectively determined amounts will continue to be subject to the limitations under Section 162(m). All executive officers and the other executives who report directly to the chief executive officer are eligible to be selected to receive an award under the management incentive plan (other selected employees participate in similar plans that stockholders are not being asked to approve.) The participants in the management incentive plan will be determined each year by the committee and the number of participants will vary from year to year. A target expressed as a percentage of salary will be assigned each year by the committee to each participant. The management incentive plan provides that the target may be as high as 200% and as low as 20% of salary. The actual rewards may range from zero to 200% of the assigned targets depending on the achievement of the objectives established by the committee (or in the case of qualitative goals of participants, other than the chief executive officer or the chairman, by an executive officer) during the first quarter of the period.

     The management incentive plan's financial objectives may be

         - operating, pre-tax, or net earnings of Broadband Parent, a subsidiary, a division or business unit thereof, or another entity where there is a significant investment by Broadband Parent and opportunity to influence the performance of that entity;

         -        earnings per share of Broadband Parent;

         -        cash flow of any of these entities;

         - return on capital, tangible or total, employed by any of these entities as measured by any of these earnings;

         - achievement of specified revenues or proceeds from specified activities, in or out of the ordinary course of business;

         - other similar financial objectives that the committee determines to be in the interest of Broadband Parent; or

         - in the case of Mr. Egan, the goals provided by his employment agreement.

The committee determines which of these measures are utilized and the percent of target earned by the levels of achievement of the selected measures, including the weighting of the selected measures (or in the case of qualitative


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

goals of participants, other than the chief executive officer or the chairman, an executive officer determines) when the objectives for the year are established.

     The committee will be comprised of "outside" directors as provided by regulations under the Internal Revenue Code. The committee has the authority and responsibility for the interpretation, administration and application of the provisions of the management incentive plan, and the committee's interpretation of the management incentive plan and all actions taken by it and determinations made by it are binding on the participants and Broadband Parent. No board or committee member will be liable for any determination, decision or action made or taken under the management incentive plan in good faith.

     The committee may amend or terminate the management incentive plan at any time, provided however, that in no event can the committee, after the period for establishing the objectives for the year, adjust for that year any targets, objectives, or the percentage of target earned by levels of achievement of each objective in a manner that would increase the amount of compensation that would be payable under the management incentive plan and subject to the limitations of
Section 162(m).

     No participant in the management incentive plan may receive an annual award under the management incentive plan of more than $2,000,000, as increased by inflation in the consumer price index after December 31, 2000. Amounts earned under the management incentive plan are determined and paid as soon as practical after the end of each year. To the extent permitted by the applicable Internal Revenue Service regulations and the terms of Broadband Parent's 401(k) savings plan, such amounts may be contributed by the participants to that plan. To the extent such contribution is not permitted by the applicable regulations, participants may elect to defer payment of amounts earned under the management incentive plan to a later date under deferred compensation arrangements adopted by Broadband Parent from time to time. Management incentive plan participants will be eligible to defer payment of all or such portion of awards under the management incentive plan as they individually determine. These deferred amounts will be treated as if they were invested in selected investment funds available under Broadband Parent's 401(k) savings plan.

     The committee, in establishing the management incentive plan for a year, may determine that all or a portion of an award payable under the management incentive plan to certain participants shall or may be paid in common stock or phantom stock that may or may not be restricted. The method for computing the amount of stock is selected by the committee and may be based on the average market price of the stock over a period not exceeding one year, or it may be based on a percentage, not less than 75% of the market price of the stock at the end of the year for which the award was earned or during a period during the last month of that year. Any shares issued for awards under the management incentive plan will be issued under the 2001 stock incentive plan or other future stock incentive plans of Broadband Parent.

     The amounts that will be paid under the management incentive plan for 2001 and subsequent years are not determinable at this time. Set forth below are the bonus or incentive paid by ANTEC for 2000. In the case of Messrs. Egan, Stanzione and Margolis, 83.3% of their awards was paid in ANTEC stock valued at the dated of grant, with one third vesting immediately, one third vesting on the first anniversary of the grant date and the remainder vesting on the second anniversary of the grant date as described in ANTEC's Form 10-K/A for the year ended December 31, 2000, which is incorporated by reference into this document. For Mr. Halverson, 36.5% of his award was paid in ANTEC stock with similar vesting terms.


                                 NAME                                     Target %       % of Target          $ Paid
                                 ----                                     --------       -----------         ---------

John M. Egan......................................................           75%             60%             $ 225,000
Robert J. Stanzione...............................................           75              60                225,000
Lawrence A. Margolis..............................................           60              60                112,240
Gordon E. Halverson...............................................           50              87                 82,830
Michael Graziano..................................................           30              44                 19,000
All executive officers, including the above named persons.........                                             664,070
All employees other than those who are executive officers.........                                           3,226,805

     VOTE REQUIRED FOR APPROVAL

     Approval of the management incentive plan requires the affirmative vote of the majority of the votes cast by ANTEC stockholders at the ANTEC special meeting.

                    APPROVAL OF EMPLOYEE STOCK PURCHASE PLAN

RECOMMENDATION

     The ANTEC board of directors recommends that you approve the Employee Stock Purchase Plan. With the exception of the shortening of the purchase period to six months as described below from twelve months, this plan is substantially similar to ANTEC's current employee stock purchase plan.

PURPOSES AND EFFECTS

     The employees of Broadband Parent may purchase shares of Broadband Parent common stock, under the terms of the Broadband Parent's employee stock purchase plan. The plan is intended to align more closely the interests of employees with those of Broadband Parent and its stockholders by providing employees of Broadband Parent the opportunity to purchase shares of common stock at favorable prices and terms.

     The stock purchase plan will be administered by the compensation committee of the board of directors. The committee will have authority and responsibility for the interpretation, administration and application of the provisions of the stock purchase plan. No board or committee member will be liable for any determination, decision or action made in good faith with respect to the stock purchase plan, and the Broadband Parent's by-laws provide for indemnity to each person made or threatened to be made a party to any action or proceeding by reason of board or committee membership.

     A total of 800,000 shares of Broadband Parent common stock may be issued under the stock purchase plan. The shares may be authorized but unissued shares or shares reacquired by Broadband Parent and held in treasury. As of October 1, 2000, the beginning of the most recent option period, there were 44,167 options outstanding to purchase ANTEC shares under ANTEC's current employee stock purchase plan. Upon the completion of the transaction, these options will become options to purchase shares of Broadband Parent common stock in accordance with their terms, but no further options will be granted under the current plan.

     All employees of Broadband Parent or any subsidiary of Broadband Parent whose customary employment is more than 20 hours per week are eligible to purchase shares through regular payroll deductions. No employee owning more than 5% of Broadband Parent's voting securities may participate.

     Broadband Parent will grant eligible employees options to purchase shares through a payroll deduction program. These options are granted once every six months on a date specified in the plan. The term of the option is a six-month period beginning on the date of the grant. Eligible employees are able to designate an amount to be withheld from their regular pay within the minimum and maximum limits as specified under the plan. No one is permitted, in any year, to purchase shares having a total fair market value on the grant date of greater than $25,000. The maximum number of shares subject to each option is the number of whole shares which the projected payroll deductions, authorized by the participant for the option period, would purchase at an exercise price per share equal to 85% of the fair market value of a share on the grant date.

     An option is exercised automatically on the last day of the option period, the exercise date, at which time Broadband Parent deducts, from the participant's account, an amount which is sufficient to purchase, at the option price, up to the number of shares subject to participant's option. The balance of the participant's account is refunded to the participant promptly after the exercise date. The option price per share is equal to 85% of the fair market value of shares on the grant date or exercise date, whichever is less.

     Participation in the stock purchase plan is terminated when the participant:


         -        voluntarily withdraws from the stock purchase plan;
         -        resigns or is discharged; or
         -        retires or dies.

Upon termination of participation, all funds in the participant's account are refunded to the participant without interest, except that upon retirement or death, the participant or the participant's executor, as the case may be, may elect to exercise any outstanding options of the participant.

     The number of shares covered by the stock purchase plan, the number of shares covered by each outstanding option and exercise price thereof will be adjusted proportionately for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or payment of stock dividends on the common stock or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Broadband Parent, subject to any required action by stockholders. If Broadband Parent is the surviving corporation in any merger or consolidation, each outstanding option will pertain to the securities to which a holder of the number of shares subject to the option would have been entitled.

     The board of directors or the committee may, from time to time, suspend, terminate, revise or amend the stock purchase plan in any respect whatsoever except that, without the approval of stockholders, no such revision or amendment may increase the number of shares subject to the stock purchase plan, reduce the exercise price below that provided in the plan, or cause the plan not to be in conformance with the requirements of Section 423 of the Internal Revenue Code. No suspension, discontinuation, revision or amendment may adversely affect any award previously made, without the consent of the optionee, unless necessary to comply with applicable law.

     The stock purchase plan is intended to be an "employee stock purchase plan" in conformance with the requirements of Section 423 of the Internal Revenue Code. If an employee exercises an option under the stock purchase plan and does not, within either two years after the date of the grant of the option or one year after the exercise date, dispose of the stock purchased, the employee will not realize taxable income from the grant or exercise of the option, and any gain realized on disposition of the stock will be taxable as ordinary income to the extent of:

         - 15% of the market value of the stock on the date the option was granted; or

         - the excess of the fair market value of the stock on the date of disposition of the stock over the option price,

whichever is less, with any balance taxable as a capital gain. If the shares purchased upon exercise of an option are disposed of prior to expiration of the foregoing required holding period (a disqualifying disposition), the employee will realize ordinary income at that time equal to the difference between the option price and the fair market value of the stock on the date the option was exercised and such income will become additional tax basis in such shares. Any resulting gain or loss will be taxed as capital gain or loss. To the extent an employee realizes ordinary income from disqualifying disposition, Broadband Parent may take a deduction for federal income tax purposes.

VOTE REQUIRED FOR APPROVAL

     Approval of the employee stock purchase plan requires the affirmative vote of the majority of the votes cast by ANTEC stockholders at the ANTEC special meeting.

                                  LEGAL MATTERS

     The validity of the Broadband Parent common stock to be issued in connection with the ANTEC merger will be passed upon by Troutman Sanders LLP.

                                     EXPERTS

     The consolidated financial statements of ANTEC at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, which are incorporated by reference in this Prospectus and Registration Statement from ANTEC's Form 10-K/A for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of Arris Interactive as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this document have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing in this document, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          FUTURE STOCKHOLDER PROPOSALS

     Any Broadband Parent stockholder who intends to submit a proposal for inclusion in the proxy materials for the 2001 annual meeting of Broadband Parent must submit such proposal to the Secretary of Broadband Parent by June [___], 2001. SEC rules set forth standards as to what stockholder proposals are required to be included. In addition, the Broadband Parent bylaws provide that any stockholder wishing to make a nomination for director, or wishing to introduce a proposal or other business, at the 2001 annual meeting of Broadband Parent must give at least sixty days advance notice, subject to exceptions, and that notice must meet other requirements set forth in the Broadband Parent bylaws. The bylaws of Broadband Parent provide that the annual meeting of stockholders is to be held on May 1st of each year, unless otherwise provided by the board of directors.

                       WHERE YOU CAN FIND MORE INFORMATION

     This document incorporates the following documents by reference.

         - ANTEC's Annual Report on Form 10-K/A, for the year ended December 31, 2000;

         -        ANTEC's Current Report on Form 8-K, dated April 9, 2001; and

         - ANTEC's Quarterly Report on Form 10-Q/A, for the quarter ended March 31, 2001.

     All documents filed by ANTEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meeting also are incorporated by reference into and are made a part of this document from the date of filing of those documents.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT, DELIVERED WITH THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

     ANTEC (File No. 000-22336) files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "http://www.sec.gov."

     Broadband Parent filed a Registration Statement on Form S-4 to register with the SEC the Broadband Parent common stock to be issued to ANTEC stockholders in the transaction and this document constitutes a prospectus of Broadband Parent common stock in addition to being a proxy statement of ANTEC.

     You should rely only on the information contained in this document to vote on the transaction. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated June [___], 2001. You should not assume that the information contained in the document is accurate as of any date other than such date, and neither the mailing of the document to stockholders nor the issuance of Broadband Parent common stock in the merger shall create any implication to the contrary.

                                   TRADEMARKS

     "Monarch" and "Regal" are registered trademarks of ANTEC. Arris Interactive has filed trademark applications for "Voice Port" and "Packet Port." In addition, Arris Interactive uses the registered name "Cornerstone," which is owned by Nortel Networks. As part of the transaction, Nortel Networks will transfer the trademark "Cornerstone," among others, to Arris Interactive. All other trademarks used in this document are the property of the respective owners.

                          INDEX TO FINANCIAL STATEMENTS



ARRIS INTERACTIVE L.L.C.

     Audited Financial Statements

         Independent Auditors' Report..........................................        F-2

         Balance Sheets........................................................        F-3

         Statements of Operations..............................................        F-4

         Statements of Members' Capital Deficiency.............................        F-5

         Statements of Cash Flows..............................................        F-6

         Notes to Financial Statements.........................................        F-7



     Unaudited Financial Statements

         Balance Sheets........................................................       F-15

         Statements of Operations..............................................       F-16

         Statements of Cash Flows..............................................       F-17

         Notes to Financial Statements.........................................       F-18

INDEPENDENT AUDITORS' REPORT




Arris Interactive L.L.C.:

We have audited the accompanying balance sheets of Arris Interactive L.L.C. (the "Company") as of December 31, 2000 and 1999 and the related statements of operations, Members' capital deficiency, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, members' capital deficiency and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

January 26, 2001
(April 9, 2001 as to the third paragraph of Note 10)

Atlanta, Georgia

                            ARRIS INTERACTIVE L.L.C.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
ASSETS                                                          2000           1999
                                                              ---------      ---------
Current assets:
     Cash and cash equivalents ..........................     $  15,783      $  23,896
     Trade accounts receivable:
         ANTEC ..........................................        84,465         78,732
         Nortel .........................................        65,415         17,161
         Other, net of allowance for doubtful accounts of
         $1,958 and $0, respectively ....................        13,820            604
     Inventories ........................................        62,251         24,221
     Prepaid expenses ...................................           484            192
     Note receivable - Nortel ...........................           700            700
                                                              ---------      ---------
                                                                242,918        145,506

Property, plant and equipment - net .....................        26,445         14,240

Note receivable - Nortel, net of current portion ........           579          1,128
                                                              ---------      ---------
                                                              $ 269,942      $ 160,874
                                                              =========      =========
LIABILITIES AND MEMBERS' CAPITAL DEFICIENCY

Current liabilities:
     Trade accounts payable:
         Nortel .........................................     $  75,359      $  63,170
         ANTEC ..........................................         1,015            345
         Other ..........................................        61,845         10,464
     Employee compensation ..............................        15,758          8,638
     Other accrued liabilities ..........................         9,723          8,990
                                                              ---------      ---------
                                                                163,700         91,607
Long-term liabilities:
     Notes payable:
         Nortel .........................................       124,637        114,753
         ANTEC ..........................................         1,799          1,799
     Employee compensation - net of current portion .....         8,663         10,977
                                                              ---------      ---------
                                                                135,099        127,529

Commitments and contingencies (Note 5) ..................            --             --

Members' capital deficiency:
     Paid-in capital ....................................        31,832         31,832
     Accumulated other comprehensive income (loss) ......            --             --
     Accumulated deficit ................................       (60,689)       (90,094)
                                                              ---------      ---------
                                                                (28,857)       (58,262)
                                                              ---------      ---------
                                                              $ 269,942      $ 160,874
                                                              =========      =========

                  See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                              2000           1999           1998
                                            ---------      ---------      ---------
Revenue:
     ANTEC ............................     $ 266,596      $ 215,220      $  28,311
     Nortel ...........................       293,892        113,997         44,885
     Other ............................           980         40,951         43,767
                                            ---------      ---------      ---------

Total revenue .........................       561,468        370,168        116,963
Cost of revenue:
     ANTEC ............................       209,321        136,974         23,460
     Nortel ...........................       213,429         96,782         32,603
     Other ............................           638         33,633         36,378
                                            ---------      ---------      ---------
Total cost of revenue .................       423,388        267,389         92,441

Gross profit ..........................       138,080        102,779         24,522

Operating expenses:
     Selling and marketing expense ....        12,501          8,918          6,418
     General and administrative expense        11,425          8,283          3,603
     Research and development expense .        76,804         52,274         28,231
     Loss on equipment disposal .......           250          1,130             --
                                            ---------      ---------      ---------
Total operating expenses ..............       100,980         70,605         38,252

Operating income (loss) ...............        37,100         32,174        (13,730)

Interest income .......................         2,189          1,348            338
Interest expense ......................        (9,884)        (8,432)        (7,807)
Other .................................            --           (617)           (53)
                                            ---------      ---------      ---------

Net income (loss) .....................     $  29,405      $  24,473      $ (21,252)
                                            =========      =========      =========


See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.
                    STATEMENTS OF MEMBERS' CAPITAL DEFICIENCY
                                 (IN THOUSANDS)


                                                                    Accumulated
                                                                       other                                         Total
                                                       Paid-in      comprehensive   Accumulated                  Comprehensive
                                                       Capital      income (loss)     Deficit         Total      Income (Loss)
                                                      ---------     ------------    -----------     ---------    ------------
Balance - December 31, 1997 .....................     $     100                      $ (93,315)     $ (93,215)
     Unrealized loss on marketable
     equity securities ..........................            --     $       (547)           --           (547)     $    (547)
     Capital contribution in connection
       with common control transfer .............        16,732               --            --         16,732             --
       transaction
     Net loss ...................................            --               --       (21,252)       (21,252)       (21,799)
                                                      ---------     ------------     ---------      ---------      ---------
                                                                                                                   $ (21,252)
   Total comprehensive loss .....................                                                                  =========

Balance - December 31, 1998 .....................        16,832             (547)     (114,567)       (98,282)
     Capital contribution in connection
     with common control transfer ...............        15,000               --            --         15,000
     transaction
     Realized loss on marketable equity
     securities .................................            --              547            --            547      $     547
     Net income .................................            --               --        24,473         24,473         24,473
                                                      ---------     ------------     ---------      ---------      ---------
   Total comprehensive income ...................                                                                  $  25,020
                                                                                                                   =========
Balance - December 31, 1999 .....................        31,832               --       (90,094)       (58,262)
     Net income .................................            --               --        29,405         29,405      $  29,405
                                                      ---------     ------------     ---------      ---------      ---------
   Total comprehensive income ...................                                                                  $  29,405
                                                                                                                   =========
Balance - December 31, 2000 .....................     $  31,832     $         --     $ (60,689)     $ (28,857)
                                                      =========     ============     =========      =========


See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                                      2000          1999          1998
                                                                    --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss) ........................................     $ 29,405      $ 24,473      $(21,252)
     Adjustments to reconcile net income (loss) to net cash
provided
       by (used in) operating activities:
         Depreciation and amortization ........................        7,531         4,221         2,156
         Loss on sale of marketable equity securities .........           --           617            52
         Loss on equipment disposal ...........................          250         1,130           645
         Long-term employee compensation ......................       (2,314)        6,577         2,020
         Noncash interest expense .............................        9,884            --         7,807
Change in operating assets and liabilities
         Increase in accounts receivable ......................      (67,203)      (82,520)       (9,524)
         Increase in inventories ..............................      (38,030)      (11,176)      (14,429)
         Increase in prepaids and other assets ................         (292)         (121)           (3)
         Decrease (increase) in notes receivable ..............          549             5        (1,833)
         Increase in accounts payable and accrued liabilities .       72,093        69,628        28,056
                                                                    --------      --------      --------
           Net cash provided by (used in)  operating ..........       11,873        12,834        (6,305)
                                                                    --------      --------      --------
activities

CASH FLOWS FROM INVESTING ACTIVITIES
         Purchases of property, plant and equipment ...........      (19,986)       (9,526)      (11,582)
         Proceeds from the sale of marketable equity
securities ....................................................           --           515            --
                                                                    --------      --------      --------
           Net cash used in investing activities ..............      (19,986)       (9,011)      (11,582)
                                                                    --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
         Principle borrowings on notes payable ................           --         4,040        24,000
         Principle payments on notes payable ..................           --        (6,580)           --
         Capital contribution in connection with transfer under
           common control .....................................           --        15,000
         Principal payments of capital leases .................           --            --           (32)
                                                                    --------      --------      --------
           Net cash provided by financing activities ..........           --        12,460        23,968
                                                                    --------      --------      --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ..........       (8,113)       16,283         6,081
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ..............       23,896         7,613         1,532
                                                                    --------      --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ....................     $ 15,783      $ 23,896      $  7,613
                                                                    ========      ========      ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest ...................................     $     --      $ 15,011      $     --
                                                                    ========      ========      ========


    The Company did not make any payments during 2000, 1999 and 1998 for income taxes.

SUPPLEMENTAL DISCLOSURE  OF NONCASH INVESTING AND FINANCING ACTIVITIES:
    During the year-ended December 3l, 1999, the Company received a capital contribution in the form of cash, inventories, property and equipment and intercompany payable forgiveness from Nortel in exchange for an increase in Nortel's ownership interest.


See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.


                        NOTES TO THE FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


1.    ORGANIZATION AND DESCRIPTION OF BUSINESS


         ORGANIZATION - Arris Interactive L.L.C. (the "Company") was established on November 9, 1995 under a Limited Liability Company Agreement ("LLCA") by and between Nortel Networks LLC ("Nortel") and ANTEC Corporation ("ANTEC") (collectively, the "Members"). The Company's legal formation as a limited liability company precludes the issuance of stock and its capital structure more closely resembles that of a partnership. As such, all of the Company's earnings and losses flow to the Members. Upon the Company's formation, its Members contributed cash of $100,000; $75,000 from Nortel and $25,000 from ANTEC, which resulted in an initial ownership interest in the Company of 75% by Nortel and 25% by ANTEC.


         The allocation of profit and loss and cash flows of the Company is defined in its limited liability agreement. This agreement generally results in a sharing of ongoing working capital requirements and profit and loss based on initial membership interests up until March 31, 1999 and adjusted thereafter to reflect Nortel's contribution of LANcity to Arris for an increase from 75% to 81.25% of members' capital deficiency.


         DESCRIPTION OF BUSINESS - The Company was founded as a joint venture to develop products for delivering members' voice, video and data services over hybrid fiber-coax ("HFC") networks. The Company's principal products are marketed and sold under the brand name Cornerstone and are sold through the Members. ANTEC is the exclusive channel for Cornerstone to top multiple system operators ("MSOs") in the United States. Nortel is the exclusive channel for Cornerstone to telephone companies and other operators in North America and to the international market.


         MERGER - On March 31, 1999, Nortel contributed certain assets and forgave certain obligations related to its Broadband Transmission Division ("LANcity") along with a cash infusion to the Company in exchange for an increase in Nortel's membership interest in the Company from 75% to 81.25% (the "Merger"). Nortel had originally acquired LANcity as part of its acquisition of Bay Networks on August 31, 1998. Since Nortel owned all of LANcity and had majority control of the Company, the Merger has been accounted for in a manner similar to a pooling of interests since the entities were under the common control of Nortel. Accordingly, the 1999 and 1998 financial statements of the Company have been restated to include the results of operations, financial position and cash flows of LANcity since August 31, 1998.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         Accounting Principles - The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.


         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         Cash and Cash Equivalents - For financial reporting purposes, the Company classifies all highly liquid investments that have a maturity when purchased of less than three months as cash equivalents.


         Concentration of Credit Risk - Financial instruments that potentially subject the Company to market and credit risk consist principally of cash and cash equivalents, notes receivable and accounts receivable. The Company has investment policies that limit the amount of credit exposure to any one issuer and restricts placement of those investments to issuers evaluated as creditworthy. The Company maintains its cash and cash equivalents with high quality financial institutions. The Company performs periodic reviews of the credit standing of its investments and the financial institutions managing those investments.

         The Company performs ongoing credit evaluations of its customers, and generally does not require collateral from its customers to support accounts receivable. Requests to extend significant credit are reviewed and approved by senior management. The Company considers the need for an allowance for potential losses due to credit risks but has experienced insignificant write-offs. Management believes that the reserves for losses are not currently necessary.


         Fair value of financial instruments - The following methods were used by the Company to estimate its fair value disclosures for financial instruments.


                  Cash and Cash Equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.


                  Notes Payable: The carrying amount of the Company's borrowings in the form of notes payable, all of which bear interest at floating rates, are also assumed to approximate their fair values.


         Inventories - Inventories are stated at the lower of cost (first-in, first-out basis) or market. The cost of finished goods includes material, labor and manufacturing overhead. Inventories have been reduced by an amount that management estimates to be adequate to absorb losses due to inventory obsolescence.


         Property, Plant and Equipment - Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The expected useful lives of the Company's plant and equipment range from three to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or five years. Maintenance and repairs are charged to expense as incurred. Expenditures which substantially increase an asset's useful life are capitalized.


         Long-Lived Assets - The Company has adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on an analysis of undiscounted future cash flows. The Company also evaluates the realizability of long-lived assets at each balance sheet date.


         Warranty Costs - The Company accrues for known and expected warranty costs at the time of sale based on an estimate of the total warranty costs, and such reserves are included in current liabilities.


         Income Taxes - As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes, and its income or loss is taxed directly to its members. Accordingly, the accompanying financial statements do not include any income tax provisions.


         Revenue Recognition - The Company recognizes revenues from product sales upon shipment, when title and risk of loss has passed to the customer, based on signed contract terms and conditions if collectibility is reasonably assured, product pricing is fixed and determinable and product returns are reasonably estimated.


         Research and Development - Research and development costs are charged to earnings in the periods in which they are incurred. Engineering, research and development costs consist primarily of costs associated with development of new products and manufacturing processes.


         Comprehensive Income (loss) - Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires unrealized gains or losses on the Company's available for sale securities to be included in accumulated other comprehensive income (loss).


         Marketable equity securities - SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that all applicable investments be classified as trading securities, available for sale securities or held to maturity securities. The Company did not have any investments classified as trading securities during the periods presented. The statement further requires that held to maturity securities be reported at amortized cost and available for sale securities be reported at fair value, with unrealized gains and losses excluded from earnings but reported in a separate component of shareholders' equity until they are sold. At the time of sale, any gains or losses, calculated by the specific identification method, will be recognized as a component of operating results.


         Reclassifications - Certain prior period amounts have been reclassified to conform with the current period presentation.


         New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement (as amended by SFAS No. 137 and SFAS No. 138) is effective for all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, as amended, some contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133, as amended effective January 1, 2001. There was no effect on the Company's financial position or results of operations upon adoption of this statement.


         In 1999, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company has determined that there was no effect on its financial position or results of operations when it adopted SAB 101.

3.    INVENTORIES

         Inventories consist of the following (in thousands):


                       DECEMBER 31,
                   -------------------
                     2000        1999
                   -------     -------


Raw materials      $30,157     $11,465
Finished goods      32,094      12,756
                   -------     -------
                   $62,251     $24,221
                   =======     =======


4.      PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following (in thousands):

                                                                     DECEMBER 31,
                                                                  ----------------
                                                                  2000        1999
                                                                  ----        ----

Leasehold improvements                                           $ 4,155     $ 2,345
Furniture and fixtures                                               467         207
Machinery and computer equipment                                  37,009      19,200
                                                                 -------     -------
                                                                  41,631      21,752
Less accumulated amortization and depreciation                    15,186       7,512
                                                                 -------     -------
                                                                 $26,445     $14,240
                                                                 =======     =======


         Depreciation and amortization expense for the years ended December 31, 2000, 1999 and 1998 was $7,531,000, $4,221,000 and $2,156,000, respectively.

5.    COMMITMENTS


         The Company leases computer and office equipment with several vendors that are covered under operating leases. Most of the leases are for periods of 36 months with the exception of the furniture lease which is for 10 years and commenced in March 1997. The expiration dates vary from February 1999 through March 2007. For the years ended December 31, 2000, 1999 and 1998, the total rental expense under the operating leases was $835,000, $439,000 and $376,000, respectively.


         In addition to computer and office equipment, the Company has entered into operating leases for building space in Andover, Massachusetts and Suwanee, Georgia. The Suwanee lease commenced on January 1, 1997 and terminates on February 28, 2007. The Andover lease commenced on July 1, 1999 and terminates on June 30, 2004. During 2000 the Company entered into an operating lease for additional space in Suwanee, Georgia. This lease commenced on November 1, 2000 and terminates on October 31, 2007. The total rental expense under the building leases was $1,711,000, $1,129,000 and $760,000 for the years ended December 31, 2000, 1999 and 1998, respectively.


         At December 31, 2000, the future minimum lease payments for each of the next five years and thereafter were as follows (in thousands):


                                                            OPERATING LEASES
                                                            ----------------
          2001                                                       $ 3,405
          2002                                                         3,297
          2003                                                         3,027
          2004                                                         2,364
          2005                                                         2,014
          Thereafter                                                   2,808
                                                                       -----
              Total minimum lease payments                           $16,915
                                                                     =======

6.    EMPLOYEE INCENTIVE PLANS


         All Company employees are covered by the Company's long-term ("LTIP") incentive plan. For the year ended December 31, 1999, employees located in the Suwanee, Georgia facility were eligible for the Company's short-term ("STIP") incentive plan, while certain individuals who became employees of the Company as a result of the merger were eligible under separate plans known as KEIP ("Key Employee Incentive Plan") and Tier 1/2. The KEIP and Tier 1/2 plans were cash incentive plans whereby amounts were earned based on the achievement of certain business milestones. The KEIP and Tier 1/2 plans were terminated during 2000 and for the year ended December 31, 2000, all employees were eligible for the STIP. At December 31, 2000 and 1999, the Company had accrued $0 and $1,285,000, respectively, as payable under the provisions of the KEIP and Tier 1/2 incentive plans.


         The STIP is an incentive plan designed to reward employees with cash bonuses payable during the first quarter of the subsequent year to which the bonuses apply and it consists of two components, one that is dependent upon the Company's achievement of certain financial targets, and a second component that measures the individual's contribution to team performance objectives. At December 31, 2000 and 1999, the Company had approximately $6,824,000 and $2,235,000, respectively, accrued under the STIP incentive plan.


         The LTIP is a rolling plan of three-year cycles. Each three-year cycle is based upon a defined matrix of such factors as revenue, profitability and market position and becomes payable in the first quarter subsequent to the three-year period (i.e., the 1996 LTIP became payable during the first quarter of 1999). While the STIP amounts are established as a percentage of salary, the LTIP is awarded in units. The actual value of the units is established at the time they become payable, but are targeted to fall within the range of $0 to $30 per unit. The Company accrues the cost of the LTIP plans over each three-year LTIP plan service period. On an interim and annual basis, the Company performs an assessment of the expected value of the units at the time of payment and adjusts its recorded liability accordingly. At December 31, 2000 and 1999, the Company had approximately $14,014,000 and $13,342,000, respectively, accrued under the LTIP incentive plan.

         In addition to the STIP and LTIP, employees who joined Arris by September 1, 1996 received "Founder's Grants." The Founder's Grants are structured and accounted for identically to the LTIP with respect to a defined matrix of profitability and market position, as well as a targeted payout range of $0 to $30 per unit. Half the units are payable in 2001 for the three-year cycle of 1998-2000. The remaining units are payable in 2002 for the three-year cycle 1999-2001. At December 31, 2000 and 1999, the Company had approximately $2,833,000 and $2,427,000, respectively, accrued under the Founder's Grants incentive plan.


         The Company expensed $14,507,000, $15,756,000 and $7,115,000 with respect to the above employee incentive plans during the years ended December 31, 2000, 1999 and 1998, respectively.


7.    NOTES PAYABLE


         The Company's notes payable consisted of (in thousands):


                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   2000         1999
                                                                 --------     --------


Note payable to Nortel due December 31, 2005                     $124,133     $114,249
Noninterest-bearing note payable to Nortel due December 2005          504          504
Noninterest-bearing note payable to ANTEC due December 2005         1,799        1,799
                                                                 --------     --------
                                                                 $126,436     $116,552
                                                                 ========     ========


         The LLCA provides for a loan agreement that allows the Company to borrow up to a maximum of $190,000,000 (exclusive of accumulated interest and royalties) from the Members. As of December 31, 2000, the Company had borrowed $102,000,000 of this amount. Under the terms of the loan agreement, the borrowings in excess of $66,000,000 (exclusive of interest) are provided by both Members according to their relative ownership interests. Prior to the Merger on March 31, 1999, Nortel funded 75% and ANTEC 25% of the borrowings in excess of $66,000,000. All borrowings subsequent to the Merger are provided with Nortel funding 81.25% and ANTEC funding 18.75%. Advances under the loan agreement are made at an interest rate equal to LIBOR plus 2% on the date of the advance. The loan agreement provides for all individual advances, including accrued interest, to be consolidated into one note at year-end. At December 31, 2000 and 1999, all outstanding advances were consolidated into one note with an interest rate of 7.9425% and 8.6513%, respectively. All advances under the loan agreement are made in full by Nortel with ANTEC remitting their portion, if any, of the advance to Nortel. All repayments under the loan agreement are made to Nortel, with Nortel responsible for remitting to ANTEC any portion, if any, attributable to ANTEC. During 1999, the Company made a payment of $15,000,000 as a result of positive cash flows. The advances under the loan agreement are secured by substantially all of the assets of the Company. Principal repayments of the note prior to the due date are required when cash flows are positive subject to approval by the Members.


         The accumulated accrued interest was $18,094,000 and $8,210,000 at December 31, 2000 and 1999, respectively, and is included in the total notes payable balance in the above table.


         The Company has an unsecured line of credit with a bank in the amount of $1,000,000. No amounts were outstanding under this credit facility at December 31, 2000 or 1999.


8.    SALES AND BUSINESS SEGMENT INFORMATION


         Sales of Cornerstone products are covered under separate distribution agreements entered into between the Company and each of its Members, which expire upon the earlier of December 31, 2005 or termination of the LLCA in accordance with LLCA provisions. The agreements provide a nontransferable, exclusive right to the Members to sell and distribute the Cornerstone suite of products. The agreements also set forth, among other things, sales levels, products, pricing, and customers.

         The Company operates in one reportable business segment to develop products for delivering voice, video and data services over the HFC networks. The Company's headquarters and its operations are principally located in the United States. The Company's research and development activities are conducted in the United States. The Company conducts its sales, marketing and customer services activities throughout the world. Geographic long-lived asset information is based on the physical location of the assets at the end of each period. Geographic revenue information is based on the location of the end customer.


         The following table sets forth the Company's identifiable, long-lived assets (principally property, plant and equipment) by geographic area (in thousands):


                      DECEMBER 31,
                  -------------------
                    2000        1999
                  -------     -------
United States     $22,632     $13,158
Canada                 28          85
Japan                 108          68
Malaysia               34          53
Mexico                648          --
Philippines         2,995         876
                  -------     -------
Total             $26,445     $14,240
                  =======     =======


         The following table sets forth the Company's sales by geographic area (in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                             2000                              1999                             1998
                           --------------------------------  ---------------------------------  -----------------------------

                                        UNITED                            UNITED                            UNITED
                             INT'L      STATES      TOTAL      INT'L      STATES      TOTAL       INT'L    STATES     TOTAL
                           ----------  ---------  ---------  ----------  ---------  ----------  ---------  --------  --------
Cornerstone ANTEC          $       --  $ 266,596  $ 266,596  $       --  $ 215,220  $  215,220  $      --  $ 28,311  $ 28,311
Cornerstone Nortel (1)        215,207     78,685    293,892      80,834     33,163     113,997     32,090    12,795    44,885
Other (2)                          --        980        980      23,649     17,302      40,951     21,849    21,918    43,767
                           ----------  ---------  ---------  ----------  ---------  ----------  ---------  --------  --------
Total                      $  215,207  $ 346,261  $ 561,468  $  104,483  $ 265,685  $  370,168  $  53,939  $ 63,024  $116,963
                           ==========  =========  =========  ==========  =========  ==========  =========  ========  ========


(1) The breakdown between international and U.S. Cornerstone sales to Nortel represents the Company's best estimates based on the latest available information on the end customers. Based on that information the Company believes the international sales were primarily to VTR in Chile, Titus Jupiter in Japan and UPC in Western Europe (Unaudited).

(2) Includes sales for LANcity during the three and four month periods ended March 31, 1999 and December 31, 1998. Subsequent to the merger on March 31, 1999, sales of LANcity products were through Nortel and ANTEC.

9.    RELATED PARTY TRANSACTIONS


         In November 1995, the Company was formed as a joint venture between Nortel and ANTEC and much of the Company's operations are subject to the various agreements related to or contained in the LLCA. As discussed in Note 8, the Company's Cornerstone product line is sold exclusively through the Members. At December 31, 2000 and 1999, all of the receivables due from the Members were related to Cornerstone product sales. The Company's cash requirements are exclusively provided by the Members.


         As a result of the relationship with the Members, the Company has been able to obtain favorable terms with respect to a number of its business transactions including, but not limited to, employee benefit plans, capital and operating leases, and vendor pricing. The Company was not able to obtain such favorable terms without the Members. Some of these business transactions were in the form of allocated charges from the Member as described below. Management believes that the allocations were made on a reasonable basis; however, the allocations are not necessarily indicative of the level of expense that would have been incurred had the Company contracted with outside parties. In many cases, management did not make a study or any attempt to obtain quotations from third parties to determine what costs of obtaining such services from third parties would have been. All costs and expenses incurred by the Members on behalf of the Company have been reflected in the financial statements.

         COST OF REVENUES - The Company purchases certain components from the Members which are used in the manufacture of the Cornerstone products. In addition the Company has contracted with Nortel to manufacture some of its finished goods. The following table represents the Company's purchases included in cost of revenues by vendor (in thousands):

                      DECEMBER 31,
           ----------------------------------
             2000         1999         1998
           --------     --------     --------


Nortel     $ 89,876     $ 70,884     $ 30,085
ANTEC         6,522        2,173          536
Other       326,990      194,332       61,820
           --------     --------     --------
Total      $423,388     $267,389     $ 92,441
           ========     ========     ========


         ROYALTIES AND LICENSES - As part of the LLCA, the Company entered into nontransferable, nonexclusive licensing agreements with each of its Members for a period of 10 years.


         The license agreement with Nortel provides for royalty payments to Nortel of 5% of the defined royalty base for sales of Cornerstone products, as defined. The royalty base is defined as the sales price received by the Company less amounts paid to Nortel for the manufacturing of the Cornerstone products. The royalty applies to the full sales price for Cornerstone products manufactured at non-Nortel facilities. For the years ended December 31, 2000, 1999 and 1998, the Company incurred royalty expense of $25,260,000, $14,763,000 and $2,460,000, respectively. As of December 31, 2000 and 1999, the Company owed Nortel royalties of $14,080,000 and $5,473,000, respectively.


         SELLING, MARKETING, GENERAL AND ADMINISTRATIVE - The Company contracts with its Members whereby the Members provide certain general and administrative services. These charges are allocated to the Company using procedures deemed appropriate for the nature of the expenses involved. The procedures utilized various allocation bases such as facility square footage, number of employees, net sales and direct effort expended and/or actual costs incurred. The following table represents the Company's general and administrative expenses by provider (in thousands):


                     DECEMBER 31,
           -------------------------------
              2000        1999        1998
           -------     -------     -------

Nortel     $10,907     $ 9,261     $ 5,845
ANTEC           --          10          --
Arris       13,019       7,930       4,176
           -------     -------     -------
Total      $23,926     $17,201     $10,021
           =======     =======     =======


         RESEARCH AND DEVELOPMENT - The Company contracts with its Members whereby the Members provide certain research and development services. The charges are determined using a rate per head per hour. That rate includes salaries, benefits and overhead. The following table represents the Company's research and development expenses by provider (in thousands):


                   DECEMBER 31,
           -------------------------------
            2000        1999        1998
           -------     -------     -------

Nortel     $11,608     $ 3,036     $ 1,143
ANTEC        2,840         580          --
Arris       62,356      48,658      27,088
           -------     -------     -------
Total      $76,804     $52,274     $28,231
           =======     =======     =======

10.      RECENT AND SUBSEQUENT EVENTS


         On October 18, 2000, the Members announced that they had signed a definitive agreement by which ANTEC will acquire Nortel's (81.25%) ownership interest in Arris Interactive, LLC in exchange for $325 million in cash and 33 million shares of common stock of ANTEC. ANTEC, which currently owns 18.75% of Arris Interactive, LLC, will combine Arris with ANTEC's existing business under a consolidated ownership structure. ANTEC will rename itself Arris Group, Inc. upon completion of this transaction. Following the proposed transaction, Nortel would own approximately 46% of Arris Group, Inc.


         On December 15, 2000, ANTEC, in a joint press release with Nortel Networks, announced that as a result of changes in industry conditions and financial markets, a previously secured bank facility, the proceeds of which were to fund the transaction, would need to be replaced.

         On April 9, 2001, ANTEC and Nortel Networks signed an amendment to the plan of reorganization and issued a joint press release announcing the new terms of the transaction. Under the terms of the amended agreement Nortel Networks will own approximately 49.2 percent of the new company, and ANTEC stockholders will own the remaining 50.8 percent. Nortel Networks will also convert at closing approximately $90 million of certain current payables and royalties due from, and advances made to, Arris Interactive L.L.C. into a new membership interest in Arris Interactive L.L.C. Subject to the satisfaction of certain conditions, Arris Interactive will redeem this new membership interest, beginning six months after the closing of the transaction. The transaction is expected to close during the second quarter of 2001.

                            ARRIS INTERACTIVE L.L.C.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)



ASSETS                                                                           MARCH 31, 2001        DECEMBER 31,
                                                                                 --------------        ------------
                                                                                   UNAUDITED              2000
                                                                                 --------------        ------------
Current Assets:
        Cash and cash equivalents ........................................          $  21,104           $  15,783
        Trade accounts receivable:
               ANTEC .....................................................            103,271              84,465
               Nortel ....................................................             33,847              65,415
               Other, net of allowance for doubtful accounts of $1,968 and
               $1,958, respectively ......................................              9,484              13,820
        Inventories ......................................................             71,224              62,251
        Prepaid expenses .................................................              1,034                 484
        Note  receivable - Nortel ........................................                700                 700
                                                                                    ---------           ---------
                                                                                      240,664             242,918


Property, Plant and Equipment - net ......................................             26,342              26,445


Note Receivable - Nortel, net of current portion .........................                605                 579
                                                                                    ---------           ---------
                                                                                    $ 267,611           $ 269,942
                                                                                    =========           =========
LIABILITIES AND MEMBERS' CAPITAL DEFICIENCY
Current Liabilities:
        Trade accounts payable:
               Nortel ....................................................          $  95,419           $  75,359
               ANTEC .....................................................                307               1,015
               Other .....................................................             42,009              61,845
        Employee compensation ............................................              8,299              15,758
        Other accrued liabilities ........................................              9,070               9,723
                                                                                    ---------           ---------
                                                                                      155,104             163,700

Long Term Liabilities:
        Notes payable
               Nortel ....................................................            149,499             124,637
               ANTEC .....................................................              1,799               1,799
        Employee compensation - net of current portion ...................              4,562               8,663
                                                                                    ---------           ---------
                                                                                      155,860             135,099


Commitments and Contingencies (Note 5) ...................................                 --                  --


Members' Capital Deficiency:
        Paid-in Capital ..................................................             31,832              31,832
        Accumulated other comprehensive income ...........................                 --                  --
        Accumulated deficit ..............................................            (75,185)            (60,689)
                                                                                    ---------           ---------
                                                                                      (43,353)            (28,857)
                                                                                    ---------           ---------
                                                                                    $ 267,611           $ 269,942
                                                                                    =========           =========

               See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                        THREE MONTHS ENDED
                                                   -----------------------------
                                                            MARCH 31,
                                                   -----------------------------
                                                     2001                2000
                                                   ---------           ---------
Revenue
       ANTEC ............................          $  76,089           $  51,485
       Nortel ...........................             24,268              53,518
       Trade ............................                145                  64
                                                   ---------           ---------
Total Revenue ...........................            100,502             105,067
Cost of revenues
       ANTEC ............................             71,042              39,028
       Nortel ...........................             18,163              42,720
       Trade ............................                106                  27
                                                   ---------           ---------
Total cost of revenue ...................             89,311              81,775

       Gross profit .....................             11,191              23,292


Operating expenses:
       Selling and marketing expense ....              2,641               2,396
       General and administrative expense              2,848               2,170
       Research and development expense .             17,830              14,182
                                                   ---------           ---------
Total operating expenses ................             23,319              18,748


Operating income (loss) .................            (12,128)              4,544


Interest income .........................                421                 507
Interest expense ........................             (2,789)             (2,395)
                                                   ---------           ---------


Net income (loss) .......................          $ (14,496)          $   2,656
                                                   =========           =========


See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                                    THREE MONTHS ENDED
                                                                                   ----------------------
                                                                                         MARCH 31,
                                                                                   ----------------------
                                                                                     2001          2000
                                                                                   --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income (loss) .....................................................     $(14,496)     $  2,656
       Adjustments to reconcile net income (loss) to net cash provided by
       (used in) operating activities:
               Depreciation and amortization .................................        2,547         1,147
               Long-term employee compensation ...............................       (4,101)       (2,603)
               Noncash interest expense ......................................        2,789         2,394
       Change in operating assets and liabilities:
               Decrease (increase) in accounts receivable ....................       17,098        (7,059)
               Increase in inventories .......................................       (8,973)      (10,559)
               Decrease (increase) in prepaids and other assets ..............         (550)           34
               Increase in notes receivable ..................................          (26)          (37)
               Increase (decrease) in accounts payable and accrued liabilities        5,477        28,109
                                                                                   --------      --------
               Net cash provided by (used in) operating activities ...........         (235)       14,082
                                                                                   --------      --------


CASH FLOWS FROM INVESTING ACTIVITIES
               Purchases of property, plant and equipment ....................       (2,444)       (2,793)
                                                                                   --------      --------
               Net cash used in investing activities .........................       (2,444)       (2,793)
                                                                                   --------      --------


CASH FLOWS FROM FINANCING ACTIVITIES
               Principle borrowings on notes payable .........................        8,000            --
                                                                                   --------      --------
               Net cash provided by financing activities .....................        8,000            --
                                                                                   --------      --------


NET INCREASE IN CASH AND CASH EQUIVALENTS ....................................        5,321        11,289

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD .............................       15,783        23,896

                                                                                   --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ...................................     $ 21,104      $ 35,185
                                                                                   ========      ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
               Cash paid for interest ........................................     $     --      $     --
                                                                                   ========      ========

               The Company did not make any payments during 2001 and 2000 for income taxes.

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

               During the three months ended March 31, 2001, the Company converted $14,073 of royalties payable to Nortel to an interest-bearing note payable to Nortel.

       See notes to financial statements.

                            ARRIS INTERACTIVE L.L.C.


NOTES TO THE UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (UNAUDITED)


1.    ORGANIZATION AND DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

      ORGANIZATION - Arris Interactive L.L.C. (the "Company") was established on November 9, 1995 under a Limited Liability Company Agreement ("LLCA") by and between Nortel Networks LLC ("Nortel") and ANTEC Corporation ("ANTEC") (collectively, the "Members"). The Company's legal formation as a limited liability company precludes the issuance of stock and its capital structure more closely resembles that of a partnership. As such, all of the Company's earnings and losses flow to the Members. Upon the Company's formation, its Members contributed cash of $100,000; $75,000 from Nortel and $25,000 from ANTEC, which resulted in an initial ownership interest in the Company of 75% by Nortel and 25% by ANTEC.

      The allocation of profit and loss and cash flows of the Company is defined in its limited liability agreement. This agreement generally results in a sharing of ongoing working capital requirements and profit and loss based on initial membership interests up until March 31, 1999 and adjusted thereafter to reflect Nortel's contribution of LANCity to Arris for an increase from 75% to 81.25% of members capital deficiency.

      DESCRIPTION OF BUSINESS - The Company was founded as a joint venture to develop products for delivering voice, video and data services over hybrid fiber coax ("HFC") networks. The Company's principal products are marketed and sold under the brand name Cornerstone and are sold through the Members. ANTEC is the exclusive channel for Cornerstone to top multiple system operators ("MSO") in the United States. Nortel is the exclusive channel for Cornerstone to telephone companies and other operators in North America and to the international market.

      From November 1995 through July 1997, the Company had two separate product lines operating in one business segment, Digital Video and Cornerstone, both of which did business domestically and internationally. On August 1, 1997, substantially all of the assets used to produce the Digital Video product were sold to an unrelated third party.

      BASIS OF PRESENTATION - The unaudited financial statements as of and for the three months ended March 31, 2001 and 2000 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission and on the same basis as the audited financial statements included elsewhere in the prospectus. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of results to be expected for the full calendar year 2001 or any future period.

2.    NEW ACCOUNTING STANDARDS

      New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This statement (as amended by SFAS No. 137 and SFAS No. 138) is effective for all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, as amended, some contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133, as amended effective January 1, 2001. There was no effect on the Company's financial position or results of operations upon adoption of this statement.

      In 1999, Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, was issued. The SAB provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. There was no effect on the Company's financial position or results of operations upon adoption of SAB 101.

3.    INVENTORIES

Inventories consist of the following (in thousands):

                                             March 31,           December 31,
                                                2001                 2000
                                            (Unaudited)
                                              -------              -------
                  Raw materials               $25,689              $30,157
                  Finished goods               45,535               32,094
                                              -------              -------
                                              $71,224              $62,251
                                              =======              =======

4.    RELATED PARTY TRANSACTIONS

      In November 1995, the Company was formed as a joint venture between Nortel and ANTEC and much of the Company's operations are subject to the various agreements related to or contained in the LLCA. The Company's Cornerstone product line is sold exclusively through the Members. At March 31, 2001 (unaudited) and December 31, 2000, all of the receivables due from the Members were related to Cornerstone product sales. The Company's cash requirements are exclusively provided by the Members.

      As a result of the relationship with the Members, the Company has been able to obtain favorable terms with respect to a number of its business transactions including, but not limited to, employee benefit plans, capital and operating leases, and vendor pricing. The Company was not able to obtain such favorable terms without the Members. Some of these business transactions were in the form of allocated charges from the Members as described below. Management believes that the allocations were made on a reasonable basis; however, the allocations are not necessarily indicative of the level of expense that would have been incurred had the Company contracted with outside parties. In many cases, management did not make a study or any attempt to obtain quotations from third parties to determine what costs of obtaining such services from third parties would have been. All costs and expenses incurred by the Members on behalf of the Company have been reflected in the financial statements.

        COST OF REVENUES - The Company purchases certain components from the Members which are used in the manufacture of the Cornerstone products. In addition, the Company has contracted with Nortel to manufacture some of its finished goods. The following table represents the Company's purchases included in cost of revenues by vendor (in thousands):

                                                  Three Months Ended
                                                        March 31,
                                              ----------------------------
                                               2001                 2000
                                              -------              -------
                                                       (Unaudited)
                  Nortel                      $   272              $37,853
                  ANTEC                            14                1,671
                  Other                        89,025               42,251
                                              -------              -------
                           Total              $89,311              $81,775
                                              =======              =======

      ROYALTIES AND LICENSES - As part of the LLCA, the Company entered into nontransferable, nonexclusive licensing agreements with each of its Members for a period of 10 years.

      The license agreement with Nortel provides for royalty payments to Nortel of 5% of the defined royalty base for sales of Cornerstone products, as defined. The royalty base is defined as the sales price received by the Company less amounts paid to Nortel for the manufacturing of the Cornerstone products. The royalty applies to the full sales price for Cornerstone products manufactured at non-Nortel facilities. For the three months ended March 31, 2001 and 2000 (unaudited), the Company incurred royalty expense of $4,858,000 and $4,173,000, respectively. As of March 31, 2001 (unaudited) and December 31, 2000, the Company owed Nortel royalties of $4,864,000 and $14,080,000, respectively.

        SELLING, GENERAL AND ADMINISTRATIVE - The Company contracts with its Members whereby the Members provide certain general and administrative services. These charges are allocated to the Company using procedures deemed appropriate for the nature of the expenses involved. The procedures utilized various allocation bases such as facility square footage, number of employees, net sales and direct effort expended and/or actual costs incurred. The following table represents the Company's general and administrative expenses by provider (in thousands):

                                                  Three Months Ended
                                                       March 31,
                                              --------------------------
                                               2001                2000
                                              ------              ------
                                                      (Unaudited)
                  Nortel                      $2,862              $1,862
                  ANTEC                           --                  --
                  Other                        2,627               2,704
                                              ------              ------
                           Total              $5,489              $4,566
                                              ======              ======

        RESEARCH AND DEVELOPMENT - The Company contracts with its Members whereby the Members provide certain research and development services. The charges are determined using a rate per head per hour. That rate includes salaries, benefits and overhead. The following table represents the Company's research and development expenses by provider (in thousands):

                                                   Three Months Ended
                                                        March 31,
                                              ----------------------------
                                               2001                 2000
                                              -------              -------
                                                       (Unaudited)
                  Nortel                      $ 2,116              $ 2,072
                  ANTEC                           178                  621
                  Other                        15,536               11,489
                                              -------              -------
                           Total              $17,830              $14,182
                                              =======              =======

5.    SALES AND BUSINESS SEGMENT INFORMATION


         Sales of Cornerstone products are covered under separate distribution agreements entered into between the Company and each of its Members, which expire upon the earlier of December 31, 2005 or termination of the LLCA in accordance with LLCA provisions. The agreements provide a nontransferable, exclusive right to the Members to sell and distribute the Cornerstone suite of products. The agreements also set forth, among other things, sales levels, products, pricing, and customers.


         The Company operates in one reportable business segment to develop products for delivering voice, video and data services over the HFC networks. The Company's headquarters and its operations are principally located in the United States. The Company's research and development activities are conducted in the United States. The Company conducts its sales, marketing and customer services activities throughout the world. Geographic long-lived asset information is based on the physical location of the assets at the end of each period. Geographic revenue information is based on the location of the end customer.


         The following table sets forth the Company's identifiable, long-lived assets (principally property, plant and equipment) by geographic area (in thousands):

                                MARCH 31, 2001      DECEMBER 31, 2000
                                    -------              -------
                                             (UNAUDITED)
         United States              $22,681              $22,632
         Canada                          25                   28
         Japan                           96                  108
         Malaysia                        29                   34
         Mexico                         641                  648
         Philippines                  2,870                2,995
                                    -------              -------
         Total                      $26,342              $26,445
                                    =======              =======

         The following table sets forth the Company's sales by geographic area (in thousands):

                                                                 QUARTER ENDED MARCH 31,
                             ----------------------------------------------------------------------------------------
                                               2001                                            2000
                             ----------------------------------------        ----------------------------------------
                                              UNITED                                          UNITED
                              INT'L           STATES          TOTAL           INT'L           STATES          TOTAL
                             --------        --------        --------        --------        --------        --------
Cornerstone ANTEC            $     --        $ 76,088        $ 76,088        $     --        $ 51,485        $ 51,485
Cornerstone Nortel(1)          22,272           1,997          24,269          42,024          11,494          53,518
Other                              --             145             145              --              64              64
                             --------        --------        --------        --------        --------        --------
Total                        $ 22,272        $ 78,230        $100,502        $ 42,024        $ 63,043        $105,067
                             ========        ========        ========        ========        ========        ========

(1) The breakdown between international and U.S. Cornerstone sales to Nortel represents the Company's best estimates based on the latest available information on the end customers. Based on that information the Company believes the international sales were primarily to VTR in Chile, Titus Jupiter in Japan and UPC in Western Europe (Unaudited).

                                   APPENDICES



         APPENDIX I           AGREEMENT AND PLAN OF REORGANIZATION
         APPENDIX II          OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION
         APPENDIX III         2001 STOCK INCENTIVE PLAN
         APPENDIX IV          MANAGEMENT INCENTIVE PLAN
         APPENDIX V           EMPLOYEE STOCK PURCHASE PLAN

                                                                      APPENDIX I
                                            AGREEMENT AND PLAN OF REORGANIZATION

                                                                      APPENDIX I







                      AGREEMENT AND PLAN OF REORGANIZATION

                                  by and among

                               ANTEC CORPORATION,

                          BROADBAND PARENT CORPORATION,

                        BROADBAND TRANSITION CORPORATION,

                              NORTEL NETWORKS LLC,

                              NORTEL NETWORKS INC.

                                       and

                            ARRIS INTERACTIVE L.L.C.


                          Dated as of October 18, 2000



                     (As modified by the First Amendment to

                Agreement and Plan of Reorganization, dated as of

                                 April 9, 2001)

                      AGREEMENT AND PLAN OF REORGANIZATION

         This Agreement and Plan of Reorganization, dated as of October 18, 2000, as modified by the First Amendment to the Agreement and Plan of Reorganization, dated as of April 9, 2001 (this "Agreement"), is by and among ANTEC CORPORATION, a corporation organized under the laws of Delaware (the "Company"), BROADBAND PARENT CORPORATION, a corporation organized under the laws of Delaware ("Newco"), BROADBAND TRANSITION CORPORATION, a corporation organized under the laws of Delaware ("Transition"), NORTEL NETWORKS INC., a corporation organized under the laws of Delaware ("Nortel Networks"), NORTEL NETWORKS LLC, a limited liability company organized under the laws of Delaware, and ARRIS INTERACTIVE L.L.C., a limited liability company organized under the laws of Delaware ("Existing Venture").


                                   WITNESSETH:

         WHEREAS, Newco is a newly-formed wholly-owned subsidiary of the Company and Transition is a newly-formed wholly-owned subsidiary of Newco;

         WHEREAS, Nortel Networks LLC is an indirect wholly-owned subsidiary of Nortel Networks;

         WHEREAS, the Company owns an 18.75% interest in the Existing Venture, and Nortel Networks LLC owns an 81.25% interest in the Existing Venture;

         WHEREAS, the Company, Newco, Transition, Nortel Networks, Nortel Networks LLC, and Existing Venture entered into the Agreement and Plan of Reorganization, dated as of October 18, 2000 (the "Original Agreement"), whereby the parties agreed: (1) that Transition would merge with and into the Company (the "Merger") so that the Company would be the surviving corporation in the Merger and a wholly-owned subsidiary of Newco and the stockholders of the Company would receive shares of Newco Common Stock and (2) that Nortel Networks LLC would contribute its interest in the Existing Venture to Newco in exchange for (i) shares of Newco Common Stock and (ii) cash as described in the Original Agreement;

         WHEREAS, the respective Boards of Directors or the Managing Member (as applicable) of the Company, Newco, Transition, Nortel Networks, and Nortel Networks LLC have determined that it is advisable and in the best interests of their respective companies and their respective stockholders or members (as applicable) to modify the terms of the Original Agreement so that, among other things, (i) a portion of the Existing Venture's currently outstanding indebtedness to Nortel Networks LLC pursuant to the Existing Venture Loan Agreement (including all of the amounts attributable to the Company's Participating Interest (as defined below) therein) be contributed to the capital of the Existing Venture, (ii) Nortel Networks LLC contribute its entire equity interest in the Existing Venture to Newco in exchange for 37 million shares of Newco Common Stock (the "Newco Shares") and no cash, and (iii) the remaining portion of the Existing Venture's currently outstanding indebtedness to Nortel Networks LLC under the Existing Venture Loan Agreement, and certain other currently outstanding obligations of the Existing Venture to Nortel Networks and/or its Affiliates, be deemed paid in full and satisfied by the issuance to Nortel Networks LLC of the New Membership Interest (as defined below) and the guaranty by Newco of the redemption of the New Membership Interest, and (iv) contingent payment in the amount of up to $10 million plus the amount of cash and cash equivalents then held by the Existing Venture is made to Nortel Networks LLC at and immediately following the Closing, in each case as further described in, and on the terms and conditions set forth in, the Agreement;

         WHEREAS, the respective Boards of Directors or the Managing Member (as applicable) of the Company, Newco, Transition, Nortel Networks, and Nortel Networks LLC have determined that it is advisable and in the best interests of their respective companies and their respective stockholders or members (as applicable) to amend the Original Agreement and certain of the pre-existing Ancillary Agreements to provide for the foregoing and the other matters set forth herein;

         WHEREAS, the parties intend that for U.S. federal income tax purposes, the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code (as defined herein) and that the Merger, taken together with the Contribution, shall constitute an exchange under Section 351 of the Code;

         WHEREAS, the parties intend that for U.S. federal income tax purposes, the Contribution, taken together with the Merger, shall constitute an exchange under Section 351 of the Code; and

         WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


                                    ARTICLE I
                               CERTAIN DEFINITIONS

         1.01. Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

         "Affiliate" of a party shall mean a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such party; provided, however, that the Existing Venture shall not, for the purposes of this Agreement or any Ancillary Agreement, be, or be deemed or construed to be, an affiliate of either (i) the Company or any of its Affiliates or (ii) Nortel Networks or any of its Affiliates except that the Existing Venture shall be deemed and construed to be an affiliate of the Company (and its Affiliates), but not of Nortel Networks (or its Affiliates), as of and after the Closing.

         "Agreement" shall have the meaning set forth in the first paragraph of this Agreement.

         "Ancillary Agreements" shall mean:

         (i) Amended and Restated Investor Rights Agreement among Newco, Nortel Networks and Nortel Networks LLC dated April 9, 2001 (the "Investor Rights Agreement"), attached as Exhibit C;

         (ii) Registration Rights Agreement between Newco and Nortel Networks LLC (as such agreement may be modified in accordance with that certain letter agreement, dated as of the date hereof, among the Company, Newco and Nortel Networks LLC) (the "Registration Rights Agreement"), attached as Exhibit D;

         (iii) Sales Representative/Distribution Agreement between the Existing Venture and Nortel Networks and/or the appropriate Nortel Networks Affiliate (the "Sales
                  Representative/Distribution Agreement");

         (iv) Transition Services Agreement between the Existing Venture and Nortel Networks and/or the appropriate Nortel Networks Affiliate (the "Transition Services Agreement");

         (v) Intellectual Property Agreement between the Existing Venture and Nortel Networks Limited (the "Intellectual Property Agreement"), attached as Exhibit E;

         (vi) Termination Agreement among the Company, Nortel Networks, Nortel Networks, LLC, Nortel Networks Limited, a Canadian corporation, Newco and the Existing Venture dated October 18, 2000 (the "Original Termination Agreement"), attached as Exhibit F, as amended by the First Amendment to Termination Agreement among the same parties, dated as of April 9, 2001 (the "Termination Amendment" and together with the Original Termination Agreement, the "Termination Agreement"), attached as Exhibit F-2;

         (vii) Loaned Employee Agreement between Existing Venture and Nortel Networks (the "Loaned Employee Agreement"), attached as Exhibit G;

         (viii) Supply and Manufacturing Agreement between Newco and Nortel Networks and/or the appropriate Nortel Networks Affiliates (the "Supply and Manufacturing Agreement");

         (ix) Development Agreement between the Existing Venture and Nortel Networks and/or the appropriate Nortel Networks Affiliates (the "Development Agreement");

         (x) Second Amended and Restated Limited Liability Company Agreement of the Existing Venture, dated as of the Closing Date, providing, among other things, for the issuance to Nortel Networks LLC of the New Membership Interest at the Closing as contemplated by Sections 4.01(a) and 4.02(d), the partial redemption of the same immediately following the Closing as contemplated by Section 4.07, other matters set forth in Exhibit H and such other matters as may be reasonably agreed by Nortel Networks LLC and the Company at or prior to the Closing (the "New Operating Agreement");

         (xi) Subordinated Guaranty of Newco in favor of Nortel Networks LLC, dated as of the Closing Date, with such terms as are set forth in Exhibit I-2 and such other terms and in such form as may be reasonably agreed by Nortel Networks and the Company at or prior to the Closing (the "Guaranty");

         (xii) Release and Amendment Agreement among the Company, Newco, Transition, Nortel Networks, Nortel Networks LLC and Existing Venture dated as of April 9, 2001, attached as Exhibit J.

         "Business Day" shall mean each day on which banking institutions in both of Toronto, Canada and New York, New York are not authorized or required to close.

         "Capitalization Date" shall have the meaning set forth in Section 6.01(b).

         "Closing" shall have the meaning set forth in Section 3.05.

         "Closing Date" shall have the meaning set forth in Section 3.05.

         "Closing Date Nortel Redemption" shall have the meaning ascribed to such term in Section 4.07.

         "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended.

         "Company" shall have the meaning set forth in the first paragraph of this Agreement.

         "Company Affiliate" shall have the meaning set forth in Section 7.06.

         "Company Board" shall mean the Board of Directors of the Company.

         "Company Certificate" shall mean the Restated Certificate of Incorporation of the Company, as amended.

         "Company Common Stock" shall have the meaning set forth in Section 3.01(b).

         "Company Disclosure Schedule" shall have the meaning set forth in the opening paragraph of Section 5.01.

         "Company Equity Interests" shall have the meaning set forth in Section 6.01(c).

         "Company Filed SEC Documents" shall have the meaning set forth in
Section 6.01(g).

         "Company Financial Advisor" shall have the meaning set forth in Section 6.01(l).

         "Company Intellectual Property Rights" shall have the meaning set forth in Section 6.01(p).

         "Company Meeting" shall have the meaning set forth in Section 7.02.

         "Company Plan" shall mean any Plan entered into or currently maintained, sponsored, or contributed to by the Company or any of its Subsidiaries or to which the Company or any such Subsidiary has any obligation to contribute or with respect to which the Company or any of its Subsidiaries may have any liability.

         "Company Preferred Stock" shall have the meaning set forth in Section 6.01(b).

         "Company Proxy Statement" shall have the meaning set forth in Section 7.03(a).

         "Company Restricted Stock" shall have the meaning set forth in Section 3.04(d).

         "Company SEC Documents" shall have the meaning set forth in Section 6.01(g).

         "Company Stock Option Plans" shall mean all of the following: the 2000 Stock Incentive Plan, the 2000 Mid-Level Stock Option Plan, the Amended and Restated Employee Stock Purchase Plan, the 1997 Stock Incentive Plan, the Amended and Restated Employee Stock Incentive Plan, the Company/Keptel Exchange Options Plan, the ESP Stock Plan, the Company/TSX Exchange Options Plan and the Director Stock Option Plan.

         "Company Stock Options" shall have the meaning set forth in Section 3.04(a).

         "Confidentiality Agreement" shall mean that certain confidentiality agreement, dated May 9, 2000, by and between the Company and Nortel Networks, which the parties hereby amend to extend the term to December 31, 2003.

         "Contemplated Financing" shall have the meaning ascribed to such term in Section 7.17.

         "Contribution" shall have the meaning set forth in Section 4.04.

         "Copyrights" shall have the meaning set forth in the definition of Intellectual Property Rights.

         "Costs" shall have the meaning set forth in Section 7.10(a).

         "Damages" shall have the meaning set forth in Section 9.05.

         "Deloitte" shall have the meaning set forth in Section 7.12.

         "Development Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "DGCL" shall mean the General Corporation Law of the State of Delaware.

         "Effective Date" shall have the meaning set forth in Section 2.02.

         "Effective Time" shall have the meaning set forth in Section 2.02.

         "Environmental Laws" shall have the meaning set forth in Section
6.01(o).

         "ERISA" shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

         "Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

         "Exchange Agent" shall have the meaning set forth in Section 3.03(a).

         "Exchange Fund" shall have the meaning set forth in Section 3.03(a).

         "Existing Venture" shall have the meaning set forth in the first paragraph of this Agreement.

         "Existing Venture Cash Balance" shall mean the U.S. dollar amount of cash and cash equivalents held by the Existing Venture on the Business Day immediately preceding the Closing Date.

         "Existing Venture Loan Agreement" shall mean the Secured Loan Agreement among Nortel Networks LLC, the Company and the Existing Venture, dated as of November 17, 1995, as amended as of February 27, 1998 and March 31, 1999, together with any and all pledge agreements, security agreements, and other documents and instruments relating thereto.

         "Existing Venture Operating Agreement" shall have the meaning set forth in Section 4.05.

         "Existing Venture Plan" shall mean any Plan entered into or currently maintained, sponsored, or contributed to by Nortel Networks or to which Nortel Networks has any obligation to contribute or with respect to which Nortel Networks may have any liability, in each case solely to the extent that employees of the Existing Venture are eligible to participate in such Plan.

         "Exon-Florio" shall have the meaning set forth in Section 6.01(r).

         "E&Y" shall have the meaning set forth in Section 7.12.

         "First Framework Agreement" shall mean that first framework agreement dated as of November 17, 1995, among Nortel Networks, the Company, Systems Integration Venture L.L.C. and Existing Venture, as amended by an agreement dated February 27, 1998 by and among Nortel Networks, the Company and Existing Venture.

         "Governmental Authority" means any court, administrative agency or commission or other foreign or domestic federal, state, provincial or local governmental authority or instrumentality.

         "Guaranty" shall have the meaning ascribed to such term in clause (xi) of the definition of the term "Ancillary Agreements" in this Section 1.01.

         "HSR Act" shall have the meaning set forth in Section 6.01(r).

         "Indemnified Party" shall mean any Person entitled to indemnification under the terms of this Agreement.

         "Indemnifying Party" shall mean any Person required to provide indemnification under the terms of this Agreement.

         "Indenture" shall have the meaning set forth in Section 7.15.

         "Integrated Transaction" shall have the meaning set forth in Section 7.14.

         "Integrated Transferor" shall have the meaning set forth in Section
7.14.

         "Intellectual Property Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Intellectual Property Rights" shall mean all proprietary, license and other rights in and to: (A) trademarks, service marks, brand names, trade dress, trade names, words, symbols, color schemes and other indications of origin ("Trademarks"); (B) patents, patent applications (together, "Patents"), inventors' certificates and invention disclosures; (C) trade secrets and other confidential or non-public business information, including ideas, formulas, compositions, discoveries and improvements, know-how, manufacturing and production processes and techniques, and research and development information; drawings, specifications, plans, proposals and technical data; analytical models, investment and lending strategies and records, financial and other products; financial, marketing and business data, pricing and cost information; business and marketing plans and customer and supplier lists and information; in each case whether patentable, copyrightable or not ("Trade Secrets"); (D) computer programs and databases, in each case whether patentable, copyrightable or not (collectively, "Software"), and all documentation therefor; (E) writings and other works of authorship, including marketing materials, brochures, training materials, including all copyrights and moral rights related to each of the foregoing ("Copyrights"); (F) mask works; (G) rights to limit the use or disclosure of confidential information by any Person; (H) domain names; (I) URLs; (J) registrations of, and applications to register, any of the foregoing with any Governmental Authority and any renewals or extensions thereof; (K) the goodwill associated with each of the foregoing; and (L) any claims or causes of action arising out of or related to any infringement or misappropriation of any of the foregoing; in each case in any jurisdiction.

         "Interest" shall have the meaning ascribed to such term in the Existing Venture Loan Agreement, provided that, for the avoidance of doubt, such term specifically excludes the New Membership Interest.

         "Investor Rights Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Knowledge" with respect to (A) Nortel Networks or Nortel Networks LLC, or any of their respective Affiliates, shall mean solely the actual conscious knowledge, with no additional inquiry (regardless of whether the making of any such inquiry would be deemed reasonable under the circumstances), of the individuals specified on Schedule 1.01(a); (B) the Company, Newco or Transition, or any of their respective Affiliates, shall mean solely the relevant knowledge, after reasonable inquiry in light of all of the circumstances under which a representation or warranty is made (including, for instance, the limited amount of time available in which to make inquiry) of the individuals specified on
Schedule 1.01(b); and (C) the Existing Venture, or any of its Affiliates, shall mean solely the actual conscious knowledge, with no additional inquiry (regardless of whether the making of any such inquiry would be deemed reasonable under the circumstances), of the individuals specified on Schedule 1.01(c).

         "Legal Requirement" shall mean any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

         "Liens" shall mean any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

         "Loaned Employee Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Material Adverse Effect" shall mean with respect to the referenced Person, any change, circumstance or effect that (i) is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise) or results of operations of such party and its Subsidiaries taken as a whole.

         "Merger" shall have the meaning set forth in the recitals to this Agreement.

         "NASD" shall mean the Nasdaq Stock Market, Inc.

         "New Certificates" shall have the meaning set forth in Section 3.03(a).

         "Newco Cash Amount" shall mean the amount of (i) $213,200,000 plus (ii) the Outstanding Loan Amount.

         "Newco Common Stock" shall have the meaning set forth in Section
3.01(b).

         "New Membership Interest" shall mean the limited liability company interest in the Existing Venture to be issued to Nortel Networks LLC at the Closing as contemplated by Sections 4.01(a) and 4.02(d), with such terms as are set forth in this Agreement (including Exhibit H) and such other terms as may be reasonably agreed by Nortel Networks LLC and the Company at or prior to the Closing, all such terms to be reflected in the New Operating Agreement.

         "New Membership Interest Balance" shall have the meaning ascribed to it in Section 4.02(f).

         "Newco Shares" shall have the meaning set forth in the recitals to this Agreement for all purposes of the Agreement.

         "Nortel Amount Payable" shall have the meaning ascribed to such term in
Section 4.02(e).

         "Nortel Cash Amount" shall have the meaning ascribed to such term in
Section 4.01(a).

         "Nortel Networks" shall have the meaning set forth in the first paragraph of this Agreement.

         "Nortel Networks LLC" shall have the meaning set forth in the first paragraph of this Agreement.

         "Nortel Networks Disclosure Schedule" shall have the meaning set forth in the opening paragraph of Section 5.02.

         "Nortel Redemption Amount" shall mean the amount, if any, permitted by the terms of the Contemplated Financing to be borrowed by the Existing Venture and paid to Nortel Networks LLC on the Closing Date immediately following the Closing in connection with the Closing Date Nortel Redemption (as contemplated by Section 4.07 and Exhibit H), but not greater than the amount of $10,000,000.00.

         "Obligations" shall have the meaning ascribed to such term in the Existing Venture Loan Agreement (provided that the royalties referenced in clause (z) of Section 4.02(d)(ii) of the Agreement do not constitute Obligations for the purposes of the Agreement).

         "Old Certificates" shall have the meaning set forth in Section 3.03(a).

         "Outside Closing Date" shall mean the earlier of (A) July 31, 2001, and
(B) such date following the termination of the commitment for the Contemplated Financing as Nortel Networks, in its sole discretion, concludes that the Company will not be able to fulfill the financing condition set forth in Section 8.03(f). For these purposes the commitment for the Contemplated Financing shall be deemed to be terminated: (i) when the Company has received notice from the lenders that the commitment is terminated, (ii) when the Company will not be able to meet the financing conditions under the commitment for the Contemplated Financing and the lenders have indicated their unwillingness to modify or waive such conditions to permit consummation of the Contemplated Financing, or (iii) if the Company fails to confirm in writing to Nortel Networks, within two (2) Business Days of any written request for such confirmation by Nortel Networks, the Company's good faith and reasonable belief that it will be able to fulfill the financing conditions or negotiate modifications or waivers of the terms of the commitment for the Contemplated Financing to permit consummation of the Contemplated Financing, which confirmation shall specify the actions to be taken by the Company to meet the lenders' requirements and the Company's reasons for believing that such requirements will be satisfied, all of which shall be reasonably satisfactory to Nortel Networks; provided that any modification or waiver of the financing conditions or otherwise of the terms of the commitment for the Contemplated Financing to permit consummation of the Contemplated Financing as referenced in clauses (ii) and (iii) of this sentence which requires modification of any of the terms of the Agreement or any Ancillary Agreement or otherwise requires any action or omission not specified in the Agreement or the Ancillary Agreements to be taken or omitted to be taken by Nortel Networks or any of its Affiliates, or adversely affects any of the material rights of Nortel Networks or any of its Affiliates set forth in the Agreement or any Ancillary Agreement, shall be conclusively deemed to constitute termination of the commitment for the Contemplated Financing for the purposes of clause (B) of the sentence above.

         "Participating Interest" shall mean, collectively, the Company's Optional Participating Interest (if any) and Mandatory Participating Interest (as such terms are defined in the Existing Venture Loan Agreement).

         "Patents" shall have the meaning set forth in the definition of Intellectual Property Rights.

         "Person" or "person" shall mean any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

         "Plan" shall mean any "employee benefit plan", within the meaning of
Section 3(3) of ERISA, whether or not subject to ERISA, and any employment, consulting, termination, severance, retention, change in control, deferred or incentive compensation, bonus, stock option or other equity based, vacation or other fringe benefit, perquisite or compensation plan, program, policy, arrangement, agreement or commitment, including foreign plans except for foreign plans which are required to be maintained pursuant to applicable law.

         "Previously Disclosed" by a party shall mean set forth in the related section of its Disclosure Schedule.

         "Registration Rights Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Registration Statement" shall have the meaning set forth in Section 7.03(a).

         "Regulatory Law" shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

         "Rights" shall mean, with respect to any person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or other equity securities of such person.

         "Sales Representative/Assignment/Distribution Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Savings Plan" shall have the meaning set forth in Section 7.23.

         "SEC" shall mean the United States Securities and Exchange Commission.

         "Second Framework Agreement" shall mean the second framework agreement among Nortel Networks, Nortel Networks LLC, the Company and Existing Venture dated as of March 31, 1999.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Software" shall have the meaning set forth in the definition of Intellectual Property Rights.

         "Subsidiary" and "Significant Subsidiary" shall have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC; provided, however, that the Existing Venture shall not, for the purposes of this Agreement or any Ancillary Agreement, be, or be deemed or construed to be, a Subsidiary of either
(i) the Company or any of its Affiliates or (ii) Nortel Networks or any of its Affiliates.

         "Supply and Manufacturing Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Surviving Corporation" shall mean the Company, as the surviving corporation in the Merger.

         "Takeover Laws" shall have the meaning set forth in Section 6.01(n).

         "Tax Returns" shall have the meaning set forth in Section 6.01(q).

         "Taxes" shall mean all taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

         "Termination Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Trade Secrets" shall have the meaning set forth in the definition of Intellectual Property Rights.

         "Trademarks" shall have the meaning set forth in the definition of Intellectual Property Rights.

         "Transactions" shall mean the transactions contemplated by this Agreement and/or the Ancillary Agreements.

         "Transition" shall have the meaning set forth in the first paragraph of this Agreement.

         "Transition Common Stock" shall have the meaning set forth in Section 3.01(a).

         "Transition Services Agreement" shall have the meaning set forth in the definition of Ancillary Agreements.

         "Treasury Shares" shall mean shares of the Company Common Stock held by the Company or any of its Subsidiaries.

         "U.S. GAAP" shall mean United States generally accepted accounting principles.

         "$" shall mean United States Dollar.

         "Year 2001 Loan Amount" shall have the meaning ascribed to such term in
Section 4.01(a).

         "Year-End Loan Amount" shall have the meaning ascribed to such term in
Section 4.01(a).

         "Year-End 2000 Loan Amount" shall mean the amount of $124,132,911.60.

         "1999 Amount Payable" shall have the meaning ascribed to such term in
Section 4.02(d).

         "2000 Amount Payable" shall have the meaning ascribed to such term in
Section 4.02(d).

         "2001 Amount Payable" shall have the meaning ascribed to such term in
Section 4.02(d).

         "2001 Interim Period" shall mean the period from and including January 1, 2001 to and including the Closing Date.

                                   ARTICLE II
                   THE MERGER; EFFECTS OF THE MERGERTHE MERGER

         2.01.    The Merger.

                  (a) Surviving Corporation. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Transition will merge with and into the Company pursuant to this Agreement. Following the Effective Time the separate corporate existence of Transition shall cease and the Company shall survive and continue to exist as a Delaware corporation (the "Surviving Corporation").

                  (b) Effectiveness and Effects of the Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VIII in accordance with this Agreement, the Merger shall become effective upon the occurrence of the filing in the office of the Secretary of State of the State of Delaware of a certificate of merger in accordance with Section 251 of the DGCL, or such later date and time as may be set forth in such certificate. The Merger shall have the effects prescribed in the DGCL. Without limiting the generality of the foregoing, and subject thereto, and unless stated otherwise in this Agreement, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Transition shall be vested in the Surviving Corporation, and all debt, liabilities and duties of the Company and Transition shall become the debt, liabilities and duties of the Surviving Corporation.

                  (c) Certificate of Incorporation and By-Laws. The certificate of incorporation and by-laws of Transition, as in effect immediately prior to the Effective Time, but with the heading and Article 1 of the certificate of incorporation amended to read: "The name of the Corporation is ANTEC Corporation," and the by-laws shall be amended to reflect the name change, and shall be those of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                  (d) Officers and Directors of Surviving Corporation. The officers of the Company as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Transition as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified, as the case may be.

         2.02. Effective Date and Effective Time. Subject to the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VIII in accordance with this Agreement, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on (i) the third Business Day to occur after the last of the conditions set forth in Section 8.01 shall have been satisfied or waived in accordance with the terms of this Agreement or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the "Effective Time."

         2.03. Tax Consequences. It is intended that the Merger shall qualify as a reorganization under Section 368(a) of the Code and that the Merger, in conjunction with the Contribution, shall constitute an exchange under Section 351 of the Code.

                                   ARTICLE III
                    CONVERSION OF SHARES; EXCHANGE PROCEDURES

         3.01. Conversion of Shares. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or stockholder:

                  (a) Conversion of Transition Common Stock. Each share of common stock, par value $.01 per share, of Transition (the "Transition Common Stock") issued and outstanding immediately prior to the Effective Time that is owned by Newco shall remain outstanding and thereafter be deemed to be a fully paid, non-assessable and validly issued share of Surviving Corporation common stock, par value $.01 per share.

                  (b) Conversion of Company Common Stock. Each share of common stock, par value $.01 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be canceled pursuant to Section 3.01(c)) shall become and be converted into the right to receive one share of Newco common stock, par value $.01 per share ("Newco Common Stock"). All of the shares of Company Common Stock converted into the right to receive Newco Common Stock pursuant to this Article III, shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Effective Time.

                  (c) Treasury Shares. Each share of Company Common Stock held by the Company or any wholly-owned Subsidiary of the Company as Treasury Shares immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                  (d) Conversion of Newco Common Stock. Each share of common stock, par value $.01 per share, of Newco issued and outstanding immediately prior to the Effective Time that is owned by the Company shall no longer be outstanding and shall be canceled and shall cease to exist as of the Effective Time.

         3.02. Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than the right to receive any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Common Stock.

         3.03.    Exchange Procedures.

                  (a) At or prior to the Effective Time, Newco shall deposit, or shall cause to be deposited, with a bank or trust company having (or whose parent has) net capital of not less than $100,000,000 (the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Newco Common Stock ("New Certificates") (such New Certificates being hereinafter referred to as the "Exchange Fund") to be delivered pursuant to this Article III in exchange for outstanding shares of Company Common Stock.

                  (b) As promptly as practicable after the Effective Date, Newco shall send or cause the Exchange Agent to send or cause to be sent to each former holder of record of shares (other than Treasury Shares) of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Newco shall cause the New Certificates representing shares of Newco Common Stock into which a stockholder's shares of Company Common Stock are converted at the Effective Time and any dividends or distributions which such person shall be entitled to receive pursuant to this Article III, to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or, pursuant to Section 3.03(f), a surety bond reasonably satisfactory to Newco and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery.

                  (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (d) No dividends or other distributions with respect to shares of Newco Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into the right to receive shares of Newco Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with this Article III. After becoming so entitled in accordance with this Article III, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Newco Common Stock such holder had the right to receive upon surrender of the Old Certificate, and payment thereof shall be made promptly following the later of (i) the date on which such holder shall become entitled to receive New Certificates and (ii) the payment date with respect to such dividend or other distribution.

                  (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for three months after the Effective Time shall, upon demand by

Newco, be paid or delivered to Newco. Any stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Newco for delivery of the shares of Newco Common Stock, and payment of unpaid dividends and distributions on the shares of Newco Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds, as determined pursuant to this Agreement, in each case, without any interest thereon.

                  (f) If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Old Certificate, Newco shall, in exchange for such lost, stolen or destroyed Old Certificate, deliver or cause the Exchange Agent to deliver a New Certificate in respect thereof pursuant to this Article III.

         3.04.    Stock Options and Other Stock Plans; Restricted Stock.

                  (a) Effective at the Effective Time, each option to purchase shares of Company Common Stock or stock units convertible into shares of Company Common Stock (collectively, the "Company Stock Options") granted to employees or directors of, or consultants or advisors to, the Company or any Subsidiary thereof pursuant to the terms of the Company Stock Option Plans that is outstanding immediately prior to the Effective Time shall be assumed by Newco and deemed to constitute an option to acquire or a stock unit convertible into, on substantially the same terms and conditions (including such terms relating to the exercise price, vesting and exercisability of the Company Stock Options and terms relating to adjustments for any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction following such assumption) as were applicable under such Company Stock Option immediately prior to the Effective Time, the same number of shares of Newco Common Stock. The date of grant of each such Company Stock Option shall be the date on which such Company Stock Option was originally granted. As soon as reasonably practicable following the Effective Date, Newco shall cause to be delivered to each holder of a Company Stock Option that has been assumed by Newco pursuant to this Section 3.04 a notice stating that (x) such Company Stock Option has been converted into an option to purchase shares of Newco Common Stock, (y) such Company Stock Option has been assumed by Newco and shall continue in effect subject to all of the terms and conditions applicable thereto immediately prior to the Effective Time and (z) setting forth the number of shares of Newco Common Stock covered by such Company Stock Option and the per share option exercise price for such shares of Newco Common Stock. From and after the Effective Time, Newco shall comply with the terms of each Company Stock Option Plan pursuant to which the Company Stock Options were granted; provided, that (i) the board of directors of Newco or an authorized committee thereof shall succeed to the authorities and responsibilities of the Company Board or any committee thereof under the Company Stock Option Plans;
(ii) the terms of the Company Stock Option Plans shall be amended as necessary to reflect the assumption of the Company Stock Options contemplated hereunder; and (iii) so long as it is not inconsistent with the foregoing, Newco, at its election, may replace the Company Stock Options with options granted under a new Newco plan.

                  (b) Prior to the Effective Date, the Company shall take all necessary or appropriate action (including amending any of the Company Stock Option Plans or making adjustments as permitted thereby) to effectuate the assumption and conversion of the Company Stock Options by Newco and the assignment to Newco of the authorities and responsibilities of the Company Board or any committee thereof under the Company Stock Option Plans.

                  (c) Newco shall cause to be taken all corporate action necessary to reserve for issuance a sufficient number of shares of Newco Common Stock for delivery upon exercise of Company Stock Options in accordance with this Section 3.04. As soon as reasonably practicable following the Effective Date, Newco shall use its reasonable efforts to cause the shares of Newco Common Stock subject to Company Stock Options to be registered under the Securities Act pursuant to a registration statement on Form S-8 (or any successor or other appropriate forms) and shall use its reasonable efforts to cause the effectiveness of such registration statement (and current status of the prospectus or prospectuses contained therein) to be maintained for so long as Company Stock Options remain outstanding.

                  (d) Restricted Stock. If any shares of Company Common Stock that are outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition providing that such shares ("Company Restricted Stock") may be forfeited to or repurchased by the Company upon termination or modification of the employment, directorship or other relationship between the Company (and/or any Affiliate of the Company) and the holder of such Company Restricted Stock under the terms of any restricted stock agreement or other agreement with the Company (and/or the relevant Affiliate of the Company) that does not by its terms provide that such repurchase option, risk of forfeiture or other condition lapses upon consummation of the Transactions, then the shares of Newco Common Stock issued upon the conversion of such shares of Company Common Stock in the Merger will continue to be unvested to the same extent and/or subject to the same repurchase options, risks of forfeiture or other conditions (as applicable) following the Effective Time, and the certificates representing such shares of Newco Common Stock shall accordingly be marked with appropriate legends noting such repurchase options, risks of forfeiture or other conditions.

         3.05. Closing. The closing of the Merger and the Contribution (the "Closing") will take place at the offices of Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia, at 11:00 A.M., Eastern time, on the day on which all of the conditions listed in Section 8.01 are satisfied or waived, to the extent that they may be waived, or at such other date and time as the Company and Nortel Networks otherwise agree (the "Closing Date").

                                   ARTICLE IV
                  THE CONTRIBUTION; EFFECTS OF THE CONTRIBUTION

         4.01. Indebtedness Under Existing Venture Loan Agreement. In connection with the Existing Venture Loan Agreement:

                  (a) at the Closing, any and all Obligations (including, for the avoidance of doubt, the unpaid royalties payable by the Existing Venture outstanding as of December 31, 2000 in the aggregate amount of approximately $14,000,000 (subject to final reconciliation by the Company and Nortel Networks in good faith prior to the Closing), which royalties shall, for the purposes of the Agreement, be deemed to have been advanced to the Existing Venture under the Existing Venture Loan Agreement as of January 1, 2001, together with interest thereon from January 1, 2001 until the Closing at the rate specified in the Existing Venture Loan Agreement) incurred by the Existing Venture under the Existing Venture Loan Agreement on or after January 1, 2001 (other than any interest accruing on the Year-End 2000 Loan Amount for the 2001 Interim Period) shall be deemed paid in full and satisfied by the issuance of the New Membership Interest by the Existing Venture to Nortel Networks LLC and the execution and delivery of the Guaranty (the amount of such Obligations, the "Year 2001 Loan Amount");

                  (b) at the Closing, (i) the Company shall contribute to the capital of the Existing Venture all of the Company's Participating Interest (including the portion thereof attributable to interest accrued but unpaid under the Existing Venture Loan Agreement on the portion of the Obligations represented by the Year-End 2000 Loan Amount for 2001 Interim Period), which Participating Interest was equal, as of December 31, 2000 and prior to the addition of interest for the 2001 Interim Period, to $9,834,343.15, (ii) Nortel Networks LLC shall contribute to the capital of the Existing Venture all of the Obligations remaining outstanding after the payment in full and satisfaction of the portion of such obligations equal to the Year 2001 Loan Amount as set forth in Section 4.01(a), less the amount of the Company's Participating Interest contributed to the capital of the Existing Venture pursuant to clause (i) of this Section 4.01(b) (the amount of such contribution by Nortel Networks LLC was equal, as of December 31, 2000 and prior to the addition of interest for the 2001 Interim Period, to $114,298,568.45), and (iii) the capital accounts of the Company and Nortel Networks LLC in the Existing Venture attributable to their respective Interests shall be appropriately adjusted to reflect the foregoing contributions to the capital of the Existing Venture (which shall be deemed to occur prior to the issuance of the New Membership Interest to Nortel Networks
LLC), and the Company's and Nortel Networks LLC's respective Interests also shall be adjusted, on the basis of the Existing Venture valuation of $122,000,000.00, to reflect the same;

                  (c) prior to the Closing, the Company, at the Company's sole election, may require the Existing Venture to make an election pursuant to
Section 754 of the Code;

                  (d) at the Closing, upon consummation of the transactions contemplated by Sections 4.01(a) and (b) above, the Existing Venture Loan Agreement shall terminate (as set forth in greater detail in, and subject to, the Termination Agreement), and no further amounts may be advanced thereunder; and

                  (e) prior to the Closing, the Existing Venture shall not make any payments under the Existing Venture Loan Agreement without the prior written consent of Nortel Networks LLC.

         4.02.    Satisfaction of Existing Obligations.

                  (a)      [Intentionally Omitted]

                  (b)      [Intentionally Omitted]

                  (c)      [Intentionally Omitted]

                  (d) At the Closing, the Existing Venture shall issue the New Membership Interest, and Newco shall execute and deliver the Guaranty, in each case to Nortel Networks LLC. Such issuance of the New Membership Interest and the execution and delivery of the Guaranty shall be deemed to constitute payment in full and satisfaction of the following obligations of the Existing
Venture:

                           (i)      the portion of the Obligations equal to the
Year 2001 Loan Amount, as set forth in Section 4.01(a); and

                           (ii)     all amounts owed by the Existing Venture, as
of the Closing, to Nortel Networks and/or its Affiliates for purchases of goods and/or services and/or royalties (other than any amounts deemed advanced under the Existing Venture Loan Agreement), including (x) in respect of purchases of goods and/or services by the Existing Venture on or prior to December 31, 1999, the aggregate amount of $17,200,000 (the "1999 Amount Payable"), (y) in respect of purchases of goods and/or services by the Existing Venture with respect to the year ended December 31, 2000, the aggregate amount of approximately $45,000,000 (subject to final reconciliation by the Company and Nortel Networks in good faith prior to the Closing) (the "2000 Amount Payable"), and (z) the aggregate amount owed to Nortel Networks and/or its Affiliates as of the Closing relating to (A) purchases of goods and/or services by the Existing Venture with respect to the 2001 Interim Period, and (B) royalties payable by the Existing Venture to Nortel Networks and/or its Affiliates with respect to the 2001 Interim Period (such aggregate amount, the "2001 Amount Payable").

                  (e) At the Closing, the obligations of the Existing Venture described in clause (ii)(z) of Section 4.02(d) above shall be offset by the aggregate amount (the "Nortel Amount Payable") owed by Nortel Networks and its Affiliates to the Existing Venture relating to purchases of goods and/or services from the Existing Venture by Nortel Networks and/or its Affiliates at all times prior to the Closing, as reflected in Section 4.02(f) below, and all obligations of Nortel Networks and/or or its Affiliates relating to such purchases (other than the obligation to return to the Existing Venture the inventory of Existing Venture products held by Nortel Networks and its Affiliates as of the Closing, as set forth on Schedule 8.01(f)) shall be deemed paid in full and satisfied in full as of the Closing.

                  (f) In connection with the issuance by the Existing Venture of the New Membership Interest to Nortel Networks LLC and the execution by Newco and delivery to Nortel Networks LLC of the Guaranty, as contemplated by Sections 4.01(a) and 4.02(d) above, all of the right, title and interest of Nortel Networks and its Affiliates (including Nortel Networks LLC) in and to the obligations and amounts set forth in clauses (i) and (ii) of Section 4.02(d), as adjusted by operation of Section 4.02(e), shall be deemed contributed by or on behalf of Nortel Networks LLC to the capital of the Existing Venture. The initial capital account balance of Nortel Networks LLC in the Existing Venture attributable to the New Membership Interest shall, as of the Closing, be equal to the New Membership Interest Balance. For the purposes of this Agreement, the term "New Membership Interest Balance" shall mean (i) the sum of (A) the Year 2001 Loan Amount, (B) the 1999 Amount Payable, (C) the 2000 Amount Payable and
(D) the 2001 Amount Payable, less (ii) the sum of the Nortel Amount Payable and the Existing Venture Cash Balance. The Year 2001 Loan Amount, the 2001 Amount Payable, the Nortel Amount Payable, the Nortel Redemption Amount and the Existing Venture Cash Balance shall, subject to the other provisions of this Agreement, be determined by Nortel Networks and the Company in good faith as close to (but prior to) the Closing as reasonably practicable.

         4.03.    [Intentionally Omitted]

         4.04. Contribution. At the Closing, immediately after consummation of all of the transactions contemplated by Sections 4.01 and 4.02, in exchange for Nortel Networks LLC's Interest in the Existing Venture, free and clear of any Liens, Newco shall issue to Nortel Networks LLC the Newco Shares, as follows (all such transactions, collectively, the "Contribution"):

                  (a) Nortel Networks LLC shall transfer all of its Interest in the Existing Venture to Newco by delivering to Newco an executed Instrument of Assignment and Assumption and thereafter delivering to Newco such other documents as Newco may reasonably request to effect the transfer on the books and records of the Existing Venture; and

                  (b) Newco shall issue the Newco Shares to Nortel Networks LLC, and shall deliver to Nortel Networks LLC one or more stock certificates in the aggregate representing the Newco Shares in the name of Nortel Networks LLC or such other subsidiary of Nortel Networks as Nortel Networks may specify in a notice delivered to Newco not less than two Business Days prior to the Closing.

         4.05. Existing Venture Operating Agreement. At the Closing, each of the Company and Nortel Networks LLC shall execute and deliver the New Operating Agreement, amending and restating in its entirety the Amended and Restated Limited Liability Company Agreement of the Existing Venture LLC, dated as of March 31, 1999 (the "Existing Venture Operating Agreement"). In addition, (a) the Existing Venture, Company and Nortel Networks LLC agree, effective as of the Closing, to waive any provisions in the Existing Venture Agreement to effectuate the Transactions, (b) the Company and Nortel Networks LLC hereby direct the Existing Venture to do all that is necessary under any applicable laws to effectuate such waiver and the Transactions, (c) Nortel Networks LLC shall cause its representatives on the Members Committee of the Existing Venture to resign upon the Closing without any liability to the Existing Venture, and (d) the Company, Nortel Networks LLC and the Existing Venture agree that, at all times after the execution hereof and prior to the Closing (or, if earlier, termination of this Agreement in accordance with its terms), the Existing Venture shall not, without prior approval by a majority vote of the Representatives, (i) establish reserves in excess of $250,000 or (ii) fail to pay its accounts payable (both existing and future) to the Company or Nortel Networks or any of its Affiliates within 60 days of invoice.

         4.06. Section 351 Exchange. It is intended that for U.S. federal income tax purposes, the Contribution, taken together with the Merger, shall constitute an exchange under Section 351 of the Code.

         4.07. On the Closing Date, immediately following the Closing and the consummation of the Contemplated Financing, the Existing Venture shall pay to Nortel Networks LLC, as the holder of the New Membership Interest and in partial redemption thereof (the "Closing Date

Nortel Redemption"), the Nortel Redemption Amount, in cash in immediately available U.S. funds.

                                    ARTICLE V
                          ACTIONS PENDING TRANSACTIONS

         5.01. Forbearances of the Company. From the date hereof until the Effective Time, except for the Transactions, or as set forth in Section 5.01 of the Disclosure Schedule delivered by the Company to Nortel Networks prior to the execution of this Agreement (the "Company Disclosure Schedule"), without the prior written consent of Nortel Networks, the Company will not, and will cause each of its Subsidiaries not to:

                  (a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course, consistent with past practice, in material compliance and in all material respects with applicable laws and regulations or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would adversely affect its ability to perform any of its obligations under this Agreement in any material respects.

                  (b) Capital Stock. (i) Issue, sell, pledge, dispose of, encumber or reclassify or otherwise modify the terms of, or authorize or propose the issuance, sale, pledge, disposition, encumbrance or reclassification or other modification of the terms of, any shares of its capital stock or any Rights, or amend any of the terms of (including without limitation the vesting of) any convertible securities, options or other Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of capital stock to become subject to new grants of employee, director, consultant or advisor stock options, restricted stock awards, other Rights or similar stock-based employee, director, consultant or advisor rights, other than (x) the issuance of Company Common Stock (I) upon the exercise of stock options outstanding as of the date hereof or issued in the ordinary and usual course of business in accordance with the terms of the Company Stock Option Plans, or (II) upon conversion of the notes under the Indenture, and (y) issuances by a wholly-owned Subsidiary of the Company of capital stock to such Subsidiary's parent.

                  (c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend (other than dividends from the Company's Subsidiaries to the Company or another Subsidiary of the Company) on or in respect of, or declare or make any distribution on any shares of its capital stock or (ii) except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction (other than Newco), directly or indirectly adjust, split, combine, redeem, reclassify, purchase, repurchase or otherwise acquire, any shares of the capital stock of the Company or any of its Subsidiaries.

                  (d) Acquisitions and Dispositions. (i) Acquire all or any portion of the equity securities or interests, assets, business or properties of any other entity for aggregate consideration in excess of $25,000,000 for all transactions, or (ii) sell all or substantially all, or any material portion, of its assets, business or properties (other than sales of goods and services to distributors and customers in the ordinary and usual course of business), or
(iii) agree to enter into any merger, consolidation or other business combination.

                  (e) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, or enter into any arrangement having the economic effect of any of the foregoing, other than in the ordinary and usual course of business, consistent with past practice.

                  (f) License or Distribution Agreements. Enter into any exclusive agreement or arrangement with respect to the licensing or distribution of any Intellectual Property or products of the Company or any of its Subsidiaries other than in the ordinary and usual course of business.

                  (g) Compensation. Pay any special bonus or special remuneration to any of its directors or officers.

                  (h) Amendments. Amend the Company, Newco or Transition certificate of incorporation or by-laws, except that Newco may amend the Newco certificate of incorporation to contain terms identical to the Company's certificate of incorporation as in effect on the date hereof except that there shall be 325,000,000 authorized shares of stock and except that Newco's name shall be changed to "Arris Group, Inc."

                  (i) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede either the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and an exchange under Section 351 of the Code or the Contribution from qualifying as an exchange under Section 351 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time, (B) any of the conditions to the Transactions set forth in
Article VIII not being satisfied or satisfaction of any such condition being materially delayed or (C) a violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                  (j) Agreements. Agree or commit to do anything prohibited by the above paragraphs (a) through (i).

         5.02. Forbearances of Nortel Networks. From the date hereof until the Effective Time, except for the Transactions, or as set forth in Section 5.02 of Nortel Networks' Disclosure Schedule delivered by Nortel Networks to the Company prior to the execution of this Agreement (the "Nortel Networks Disclosure Schedule"), without the prior written consent of the Company,

Nortel Networks will not, and will cause each of its Subsidiaries, including Nortel Networks LLC, not to:

                  (a) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and an exchange under Section 351 of the Code or the Contribution from qualifying as an exchange under Section 351 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time, (B) any of the conditions to the Transactions set forth in
Article VIII not being satisfied or satisfaction of any such condition being materially delayed or (C) a violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                  (b)      Existing Venture.

                           (i)      Ordinary Course. Permit the Existing Venture
to conduct its business other than in accordance with the Existing Venture Operating Agreement, in the ordinary and usual course, consistent with past practice, in material compliance and in all material respects with applicable laws and regulations or, to the extent consistent therewith, fail to use reasonable efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would adversely affect its ability to perform any of its obligations under this Agreement in any material respects; provided, however, that the actions and omission relating to operations of the Existing Venture specified in Schedule 5.02(b) to the Agreement shall be conclusively deemed to be permitted by the provisions of this Section 5.02(b), and no such actions or omission shall constitute, or be deemed or construed to constitute, a breach or violation of this Section 5.02(b).

                           (ii)     Distributions. Permit the Existing Venture
to make any distributions to members (provided that the foregoing shall not apply to royalty payments, or other payments under commercial agreements, by the Existing Venture), except as otherwise provided in Section 4.01 or Section 4.02.

                           (iii)    Adverse Actions. (A) Permit the Existing
Venture to take any action while knowing that such action would, or is reasonably likely to, prevent or impede either the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and an exchange under Section 351 of the Code or the Contribution from qualifying as an exchange under Section 351 of the Code; or (B) knowingly take any action that is intended or is reasonably likely to result in (I) any of its representations and warranties set forth in this Agreement being or becoming untrue at any time,
(II) any of the conditions to the Transactions set forth in Article VIII not being satisfied or satisfaction of any such condition being materially delayed or (III) a violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                           (iv)     Indebtedness. Permit the Existing Venture to
incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Existing Venture, or enter into any arrangement having the economic effect of any of the foregoing, other than in the ordinary and usual course of business, consistent with past practice.

                           (v)      License or Distribution Agreements. Permit
the Existing Venture to enter into any exclusive agreement or arrangement with respect to the licensing or distribution of any Intellectual Property or products of the Existing Venture other than in the usual and ordinary course of business.

                           (vi)     Compensation. Permit the Existing Venture to
pay any special bonus or special remuneration to any of its directors (or persons serving in similar capacity) or officers.

                           (vii)    Agreements. Permit the Existing Venture to
agree or commit to do anything prohibited by the above subparagraphs (i) and
(vi).

                                   ARTICLE VI
                         REPRESENTATIONS AND WARRANTIES

         6.01. Representations and Warranties of the Company, Newco and Transition. Except as set forth in the Company Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), the Company hereby represents and warrants to Nortel Networks as follows:

                  (a) Organization, Standing and Authority. Each of the Company, Newco and Transition is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition. Each of the Company, Newco and Transition has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where the failure to have in effect such authorizations does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition. Each of the Company, Newco and Transition has made available to Nortel Networks a complete and correct copy of its certificate of incorporation and by-laws, each as amended and in full force and effect as of the date of this Agreement, and each of the Company, Newco and Transition is not in violation of any provision thereof.

                  (b)      Shares.

                           (i)      The authorized capital stock of the Company
consists of (A) 150,000,000 shares of Company Common Stock of which 38,093,366 shares were issued and outstanding as of September 30, 2000 (the "Capitalization Date"), and (B) 5,000,000 shares of preferred stock, par value $1.00 per share ("Company Preferred Stock"), of which no shares were issued or outstanding as of the Capitalization Date. Since the Capitalization Date, there have been no issuances of shares of the capital stock of the Company other than issuances permitted by Section 5.01(b).

                           (ii)     All issued and outstanding shares of Company
Common Stock have been duly authorized and validly issued, in compliance with all applicable federal, state and foreign securities laws, and are fully paid and nonassessable, and no class of capital stock of the Company is entitled to preemptive rights.

                           (iii)    There were outstanding at the Capitalization
Date no Rights to acquire capital stock from the Company other than (A) Rights to acquire up to 4,791,667 shares of Company Common Stock upon conversion of notes issued under the Indenture, and (B) Company Stock Options. Section 6.01(b)(iii) of the Company Disclosure Schedule sets forth for all Company Stock Options (and all shares of Company Common Stock issued pursuant to restricted stock awards made under any Company Plan) outstanding at the Capitalization Date a true and complete list of the following: their holders, their date of grant (or award), the number of shares of Company Common Stock for which they are exercisable (or, with respect to restricted stock awards, the number of shares awarded), and their exercise price as currently in effect. No Rights to acquire capital stock from the Company have been issued or granted, and no restricted stock awards have been made, since the Capitalization Date other than issuances not prohibited by Section 5.01(b).

                           (iv)     The Newco Shares when issued as contemplated
by Articles III and IV hereof will be duly authorized, validly issued, in compliance with all applicable federal, state and foreign securities laws, and fully paid and non-assessable.

                  (c)      Subsidiaries.

                           (i)      Section 6.01(c)(i) of the Company Disclosure
Schedule sets forth a list as of the date hereof of all of the Company's Significant Subsidiaries, together with their jurisdiction of organization. Unless otherwise described therein, the Company owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary (other than directors' qualifying shares, if any). No equity securities of any of the Company's Subsidiaries are or may become required to be issued (other than to the Company or its wholly owned Subsidiaries) by reason of any Rights, and there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is bound to sell or otherwise transfer any shares of capital stock of any such Subsidiaries (other than to the Company or its wholly owned Subsidiaries). In addition,
Section 6.01(c)(i) of the Company

Disclosure Schedule lists as of the date of this Agreement each corporation, partnership, limited liability company or similar entity with respect to which, as of the date of this Agreement, the Company or any Subsidiary of the Company owns more than 5% but less than a majority of the voting equity or similar voting interest or any interest convertible into, or exchangeable or exercisable for, more than 5% but less than a majority of the voting equity or similar voting interest and which interest is carried on the Company's most recent financial statements (or if not held as of the date thereof, would be carried on the Company's financial statements if prepared as of the date hereof) at a value in excess of $1,000,000 (collectively, the "Company Equity Interests"). All of the shares of capital stock of each of the Subsidiaries of the Company and all the Company Equity Interests held by the Company (including, without limitation, the Company's limited liability company interest in the Existing Venture) and each Subsidiary of the Company are fully paid and non-assessable and are owned by the Company or such Subsidiary free and clear of any Liens. Other than with respect to the Existing Venture, there are no material outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any entity in which the Company or any Subsidiary of the Company owns a Company Equity Interest.

                           (ii)     Each of the Company's Significant
Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization. Each of such Subsidiaries is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and each has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where the failure to be so duly qualified and in good standing or to have in effect all federal, state, local, and foreign governmental authorizations does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

                           (iii)    All Subsidiaries of the Company, other than
the Significant Subsidiaries of the Company, if taken together and combined in a single Subsidiary of the Company, would not constitute a Significant Subsidiary of the Company.

                  (d) Corporate Power. Each of the Company, Newco, and Transition has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each such party has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement to which it is a party and to consummate the Transactions.

                  (e)      Corporate Authority.

                           (i)      Subject, in the case of the consummation of
the Merger, to receipt of the requisite approval and adoption of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, the Company Board having unanimously adopted a resolution approving such "agreement of merger" and declaring its advisability, with Mr. John Ian Craig abstaining, this Agreement, the Ancillary Agreements and the Transactions have been duly authorized by all necessary corporate action of the Company, Newco and Transition and their respective Boards of Directors (assuming that neither Nortel Networks nor Nortel Networks LLC is an "interested stockholder" of the Company, Newco or Transition under Section 203 of the DGCL immediately before the execution and delivery of this Agreement), prior to the date hereof (which action has not been rescinded or modified in any way). The execution and delivery of this Agreement and the Ancillary Agreements by the Company, Newco and Transition and the consummation by the Company, Newco and Transition of the Transactions have been duly authorized by the respective Boards of Directors of the Company, Newco and Transition and by the Company as the sole shareholder of Newco and by Newco as the sole shareholder of Transition. No other corporate proceedings on the part of Newco or Transition are necessary to authorize this Agreement and the Transactions.

                           (ii)     Each of this Agreement and the Ancillary
Agreements is, or in the event that such Ancillary Agreement is to be entered into at Closing, will be, a legal, valid and binding agreement of the Company, Newco and Transition (to the extent that it is a party thereto), enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles, whether considered at law or in equity).

                  (f) No Defaults. Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in Section 6.01(r) and required filings under federal and state securities or other laws, the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions by the Company, Newco and Transition (to the extent that they are a party thereto), do not and will not
(i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or Newco or Transition or to which the Company or Newco or Transition or any of their respective properties or assets are subject or bound, (ii) constitute a breach or violation of, or a default under, the articles or certificate of incorporation or by-laws of the Company or Newco or Transition or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except in the case of (i) and
(iii), where such breach, violation or default or the failure to obtain such consents or approvals would not in the aggregate have a Material Adverse Effect on the Company, Newco or Transition and would not prevent or impair the Company, Newco or Transition's ability to consummate the Transactions. Section 6.01(f) of the Company Disclosure Schedule contains a list of all consents of third parties required under any material agreement to be obtained by the Company, Newco or Transition prior to, or as a result of, the consummation of the Transactions.

                  (g)      Financial Reports and SEC Documents.

                           (i)      Except as set forth in Section 6.01(g) of
the Company Disclosure Schedule, with respect to the periods since December 31, 1997, the Company and its Subsidiaries have filed all reports and statements, together with any amendments required to be made thereto, that were required to be filed with the SEC.

                           (ii)     The Company's Annual Reports on Form 10-K
for the fiscal years ended December 31, 1998 and 1999, its Quarterly Report on Form 10-Q for the period ended June 30, 2000, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1996, under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed (collectively, the "Company SEC Documents"), with the SEC, as of the date filed (or, with respect to a document filed prior to the date of this Agreement and amended or superseded by a subsequent filing prior to the date of this Agreement, then on the date of such filing as so amended or superseded) (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be; and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods to which they relate, in each case in accordance with U.S. GAAP consistently applied during the periods involved and Regulation S-X of the SEC, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

                           (iii)    Since June 30, 2000, the Company has not
incurred any liabilities (whether absolute, accrued, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of the Company or the footnotes related thereto all prepared in conformity with U.S. GAAP, except (x) liabilities as set forth in the Company SEC Documents filed prior to the date of this Agreement (the "Company Filed SEC Documents") and (y) other liabilities incurred in the ordinary course of business consistent with past practice which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

                  (h) Litigation. No litigation, claim or other proceeding before any Governmental Authority or arbitrator that is pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries, Newco or Transition would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition. Except as disclosed on
Section 6.01(h) of the Company Disclosure Schedule, no litigation, claim or other proceeding before any Governmental Authority or arbitrator is pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries, Newco or Transition which, if determined adversely to the Company or any such Subsidiary, Newco or Transition would reasonably be expected to result in a loss of more than $5,000,000 or the imposition of any material restrictions on the business of the Company, Newco or Transition.

         (i)      Compliance with Laws. Each of the Company, Newco and
Transition:

                  (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except where failure to so comply does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition;

                  (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to conduct their businesses as presently conducted or proposed to be conducted, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its Knowledge, no suspension or cancellation of any of them is threatened, except for (x) failures to hold such permits, licenses, authorizations, orders and approvals and (y) failures to make such filings, applications and registrations, which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition (provided that clauses (x) and (y) shall not apply to any permits, licenses, authorizations, orders and approvals of, or filings, applications and registrations with, the Securities and Exchange Commission); and

                  (iii) has received since December 31, 1999, no written notification or communication from any Governmental Authority, nor do they have Knowledge of any earlier issued notification or communication which has not been resolved, (A) asserting that the Company or any of its Subsidiaries, Newco or Transition is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization.

         (j) Material Contracts; Defaults. Except for this Agreement, the Ancillary Agreements and those agreements and other documents filed as exhibits to the Company Filed SEC Documents, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by (i) any "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) any non-competition agreement or other agreement or arrangement that restricts the Company, Newco or Transition from competing in any line of business. Neither the Company nor Newco nor Transition is in default under any such "material contract" or non-competition or other agreement or arrangement, or under any


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

other material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

                  (k) Effect on Other Contracts. The execution, delivery and performance by the Company, Newco and Transition of this Agreement and the Ancillary Agreements, and the consummation of the Transactions, will not result in (i) an acceleration of, vesting of, or other modification of the terms of, any Right (including, without limitation, outstanding options granted under any Company Plan) or restricted stock award, (ii) the acceleration or coming due of any liability or obligation of the Company of any of its Subsidiaries, (iii) the incurrence by the Company or any of its Subsidiaries of any additional charge, cost or expense under any agreement or other contractual arrangement with any third party, or (iv) any other increase in the liabilities and obligations of, or any diminution of the rights of, the Company or any of its Subsidiaries under any such agreement or arrangement, in each case other than as set forth on
Section 6.01(k) of the Company Disclosure Schedule.

                  (l) No Brokers. No action has been taken by the Company, Newco or Transition, or any of their respective officers, directors or employees, that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding fees to be paid to Donaldson, Lufkin & Jenrette (the "Company Financial Advisor") pursuant to the Company's written agreement with such firm, a true and complete copy of which has been furnished to Nortel Networks prior to the date of this Agreement.

                  (m)      Employee Benefits; Employee Relations.

                           (i)      Section 6.01(m)(i) of the Company Disclosure
Schedule contains a complete and correct list of each material Company Plan. With respect to each material Company Plan, true and complete copies have been provided to Nortel Networks of the Plan document or agreement, including any amendments thereto, or, with respect to any material Company Plan that is not in writing, a description thereof and, to the extent applicable, the three (3) most recent required Internal Revenue Service Form 5500, including all schedules thereto, the most recent qualification determination and any communications to or from any Governmental Authority, including a written description of any oral communication.

                           (ii)     Each Company Plan has been operated and
administered, and is, in compliance with its terms and all applicable Legal Requirements (including ERISA and the Code and any regulations thereunder). There are no actions, suits, claims or governmental audits (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

                           (iii)    Except as set forth in Section 6.01(m)(iii)
of the Company Disclosure Schedule, no Company Plan is, and neither the Company nor any Subsidiary thereof


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

contributes to or has any liability or obligation with respect to any Plan that is, (A) a multi-employer plan within the meaning of Section 4001(a)(3) of ERISA,
(B) any single employer plan or other pension plan subject to Title IV or
Section 302 of ERISA or Section 412 of the Code or (C) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA.

                           (iv)     Each Company Plan that is intended to
qualify under Section 401(a) and/or 401(k) of the Code so qualifies and its trust is exempt from taxation under Section 501(a) of the Code. The Company and its Subsidiaries have timely paid all material contributions, premiums and expenses payable to or in respect of each Company Plan under the terms thereof and in accordance with applicable Legal Requirements, including ERISA and the Code, and, to the extent any such contributions, premiums or expenses are not yet due, the liability therefor has been properly and adequately accrued on the Company's financial statements included in its Quarterly Report on Form 10-Q for the period ended June 30, 2000, as required under GAAP.

                           (v)      Neither the Company nor any of its
Subsidiaries has incurred, either directly or indirectly (including as a result of an indemnification obligation), any liability (other than for benefits accrued under any Company Plan) under or pursuant to any provision of Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, and no event, transaction or condition has occurred, exists or is expected to occur which could reasonably be expected to result in any such liability to the Company, any of its Subsidiaries or, after the Effective Time, Surviving Corporation or any of its affiliates.

                           (vi)     Except as set forth in Section 6.01(m) (vi)
of the Company's Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (A) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to any increased or modified benefit or payment; (B) increase the amount of compensation due to any such employee, consultant, officer or director; (C) accelerate the vesting, payment or funding of any compensation, stock-based benefit, incentive or other benefit; (D) result in any "parachute payment" under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or
(E) cause any compensation to fail to be deductible under Section 162(m), or any other provision of the Code or any similar foreign Legal Requirements.

                           (vii)    Except as set forth in Section 6.01(m)(vii)
of the Company Disclosure Schedule, (A) no collective bargaining agreement exists that is binding on the Company or its Subsidiaries; (B) no proceeding has been instituted with any Governmental Authority for the purpose of obtaining recognition of a bargaining representative with respect to such employees; (C) there is no labor strike, slow down or work stoppage pending, or to the Knowledge of the Company, threatened against the Company or its Subsidiaries and there are no pending or threatened claims, disputes, controversies, grievances or proceedings relating to any prospective, current or former employee or group of such employees of the Company or its

Subsidiaries alleging a material breach or material violation of an employment-related Legal Requirement; (D) the Company and its Subsidiaries are in material compliance with applicable employment-related Legal Requirements; and (E) to the Knowledge of the Company, no organizing activity has been undertaken or is threatened with respect to any employees of the Company or its Subsidiaries;

                           (viii)   To the Knowledge of the Company all
individuals who are performing or have performed consulting or other services for the Company or any of its Subsidiaries, whether as consultants, independent contractors, agents or otherwise, are or were correctly classified by the Company as either "independent contractors" or "employees" as the case may be, and, at the Effective Date, will qualify for such classification. There are no pending, or to the Knowledge of the Company, threatened material claims, disputes, controversies, grievances or proceedings against the Company or any of its Subsidiaries relating to any such individual.

                  (n) Takeover Laws. The Company Board has validly approved this Agreement, and the transactions contemplated hereby (including the Merger) for purposes of Section 203 of the DGCL. Except for Section 203 of the DGCL (which has been rendered inapplicable), no "moratorium," "control share," "fair price" or other anti-takeover laws and regulations of any state (collectively, "Takeover Laws") are applicable to the Merger or the other transactions contemplated by this Agreement.

                  (o)      Environmental Matters.

                           (i)      As used in this Agreement, "Environmental
Laws" means all applicable local, state, provincial, federal and foreign environmental, health and safety laws (including common law) and regulations in effect on the date of this Agreement, relating to the protection of human health and safety as affected by exposure to pollutants, contaminants, or hazardous or toxic wastes, substances or materials or the protection of the environment including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act, Toxic Substances Control Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

                           (ii)     (x) Currently and during the last five
years, neither the conduct or operations of the Company or any of its Subsidiaries, nor any condition of any property presently or previously owned, leased or operated by any of them, materially violates or violated any Environmental Laws and (y) no condition exists or has existed, and no event has occurred, with respect to any of them or any such property that is reasonably likely to result in any material liability under any Environmental Laws on the part of the Company, Newco or Transition. Neither the Company nor any of its Subsidiaries has received any notice, or has any reason to believe that it will receive a notice, from any Governmental Authority or third party alleging that the Company or any of its Subsidiaries, or the operation or condition of any property ever owned, leased, operated, held as collateral or held as a fiduciary by any of them, are or were in material violation of or otherwise are alleged to have material liability under any Environmental Laws, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, radioactive materials or hazardous or toxic wastes, substances or materials (collectively, "Hazardous Materials") at, on, beneath, or originating from any such property, or at any off-site location where the Company or any of its Subsidiaries disposed or arranged (by contract, agreement or otherwise) for the disposal of such Hazardous Materials.

                           (iii)    None of the property currently owned, leased
or operated by the Company or by its Subsidiaries is subject to, or as a result of the Transactions would be subject to, (i) the New Jersey Industrial Site Recovery Act or any other state or local Environmental Laws which would impose restrictions on the Transactions, such as notice, disclosure or advance approval requirements, or (ii) any material Liens under any Environmental Laws.

                  (p)      Intellectual Property.

                           (i)      Except as set forth in Section 6.01(p)(i) of
the Company Disclosure Schedule, the Company and its Subsidiaries own or are licensed to use all material Intellectual Property Rights currently used in the business or products of the Company or its Subsidiaries or necessary to conduct the business of (or manufacture or sell the products of) the Company and its Subsidiaries as currently conducted or currently anticipated to be conducted (the "Company Intellectual Property Rights"). Each material item of Company Intellectual Property Rights will be owned or available for use by Company and Subsidiaries immediately following the Merger on substantially identical terms and conditions as it was immediately prior to the Merger.

                           (ii)     The Company and its Subsidiaries have good
and valid title to all material Company Intellectual Property Rights owned by any of them and valid and enforceable license rights to all Company Intellectual Property Rights used under license, free and clear, of all Liens, and other than as set forth in Section 6.01(p)(ii) of the Company Disclosure Schedule. All material Company Intellectual Property Rights are in full force and effect and will remain in full force and effect immediately following the Effective Time.

                           (iii)    The Company and its Subsidiaries have a
practice to secure, and have secured, from all consultants and contractors who contribute or have contributed to the creation or development of Company Intellectual Property Rights valid written assignments by such persons to the Company and its Subsidiaries of the rights to such contributions the Company and its Subsidiaries do not already own by operation of law. The Company and its Subsidiaries have taken reasonable and appropriate steps to protect and preserve the confidentiality of all of their Trade Secrets and to protect the proprietary nature of each other item of Company Intellectual Property Rights. Except as set forth in Section 6.01(p)(iii) of the Company Disclosure Schedule, there are no, and the Company has no claims for, unauthorized uses, disclosures or infringements of any material Company Intellectual Property Rights, and disclosures to any Person of Trade Secrets that comprise any part of the Company Intellectual

Property Rights has been pursuant to the terms of a written agreement with such Person, and all use by the Company and its Subsidiaries of Trade Secrets owned by another Person has been pursuant to the terms of a written agreement with such Person or is otherwise lawful. Except as set forth in Section 6.01(p)(iii) of the Company Disclosure Schedule, to the Company's Knowledge, all uses by other Persons of Company Intellectual Property Rights have been pursuant to the terms of a written Contract. Except as set forth in Section 6.01(p)(iii) of the Company Disclosure Schedule, neither the Company Intellectual Property Rights nor the use or other exploitation thereof by the Company or its Subsidiaries (or any consultant, contractor or employee of the Company and its Subsidiaries who contributes to or has contributed to or participated in the creation or development of material Company Intellectual Property Rights) in the conduct of their business as is currently conducted or proposed to be conducted, nor any product or service of the Company or its Subsidiaries, infringes on, misappropriates, breaches or violates any third party Intellectual Property Rights.

                           (iv)     Except as set forth in Section 6.01(p)(iv)
of the Company Disclosure Schedule, neither the Company nor any of its
Subsidiaries: (A) has been notified or is otherwise aware of any actual or threatened adverse proceeding of any Person pertaining to any challenge to the scope, validity or enforceability of, or the Company's ownership of, any of the material Company Intellectual Property Rights or (B) is the subject of any claim of infringement or misappropriation by the Company or any of its Subsidiaries of any third party Intellectual Property Rights.

                  (q)      Tax Matters.

                           (i)      (A) All returns, declarations, reports,
estimates, information returns and statements required to be filed on or before the Effective Date under federal, state, local or any foreign tax laws ("Tax Returns") with respect to it or any of its Subsidiaries, have been or will be timely filed, or requests for extensions have been timely filed and have not expired, except where a failure or failures to so file would not, individually or in the aggregate, be expected to be material; (B) all material Tax Returns filed by the Company are complete and accurate in all material respects; (C) all Taxes due and payable (without regard to whether such Taxes have been assessed) have been paid or adequate reserves have been established for the payment of such Taxes unless a failure to do so involved less than $5,000,000 and all such failures did not exceed $5,000,000 in the aggregate; (D) the proper and accurate amounts have been withheld from all employees (and timely paid to the appropriate Governmental Authority or set aside in an account for such purposes) for all periods through the Effective Date in compliance in all material respects with all Tax withholding provisions of applicable federal, state, local and foreign laws (including, without limitation, income, social security, and employment tax withholding for all types of compensation); (E) neither the Company nor any of its Subsidiaries is a party to any tax sharing or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has an obligation to indemnify any party (other than it or one of its Subsidiaries) with respect to Taxes; (F) all Taxes due with respect to completed and settled examinations or concluded litigation relating to the Company or any of its Subsidiaries have been paid in full or adequate reserves have been established for the payment thereof; and (G) no audit or examination or refund litigation with respect to any Tax Return is pending or threatened.

                           (ii)     The Company, Newco and Transition have no
reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and as an exchange under Section 351 of the Code or the Contribution, taken together with the Merger, from being treated as an exchange under Section 351 of the Code.

                           (iii)    Neither the Company nor any Subsidiary has
any actual or potential liability for any Taxes of any person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of federal, state, local, or foreign law), or as a transferee or successor, by contract, or otherwise.

                           (iv)     Except as set forth in Section 6.02(q)(iv)
of the Company Disclosure Schedule, neither the Company nor any Subsidiary is or has ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns, other than a group of which only the Company and the Subsidiaries are or were members.

                           (v)      Neither the Company nor any Subsidiary has
undergone a change in its method of accounting resulting in a material adjustment to its taxable income pursuant to Section 481(a) of the Code.

                           (vi)     Except with regard to the Merger and other
transactions contemplated by this Agreement, neither Newco nor the Company currently has any plan or intention to liquidate, merge with another entity (including each other) or otherwise cease to exist, to transfer any of the assets thereof other than in the ordinary course of business, to transfer any interest in the Existing Venture or cause the Existing Venture to liquidate, merge with another entity or otherwise cease to exist, or to transfer any of the assets thereof other than in the ordinary course of business. As of the date of consummation of the transactions contemplated by this Agreement, Newco and the Company have no plan or intention to engage in a transaction that (i) would be an Integrated Transaction (as defined in Section 7.14 hereof) and (ii) would cause Nortel Networks LLC and the stockholders of the Company immediately before the transactions contemplated by this Agreement and any Integrated Transferors (as defined in Section 7.14 hereof) not to be in control (within the meaning of Section 368(c) of the Code) of Newco immediately after the transactions contemplated by this Agreement.

                  (r) Regulatory Approvals. No consents or approvals of, or filings or registrations with, any Governmental Authority or instrumentality are necessary to consummate the Merger except (i) as may be required under, and other applicable requirements of, the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Competition Act (Canada) and antitrust or other competition laws of other jurisdictions; (ii) the filing with the SEC of the Company Proxy Statement and the filing and declaration of effectiveness of the Registration Statement; (iii) the filing of a certificate of merger with the

Secretary of State of the State of Delaware pursuant to the DGCL; (iv) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of shares of Newco Common Shares Stock in the Transactions; and (v) as may be required under Section 721 of the U.S. Defense Production Act of 1950, as amended, and the rules promulgated thereunder ("Exon-Florio") and the rules and regulations promulgated by the U.S. Department of Defense.

                  (s) Fairness Opinion. The Company Financial Advisor has delivered its opinion to the Company Board that the consideration payable by the Company in respect of the Contribution is fair, from a financial point of view, to the holders of Company Common Stock and such opinion has not been withdrawn.

                  (t) No Material Adverse Effect. Since June 30, 2000, and until the date hereof, the Company, Newco and Transition have conducted their respective businesses each in the ordinary course (excluding the incurrence of reasonable and customary liabilities related to this Agreement and the transactions contemplated hereby). Since June 30, 2000, and until the date hereof, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 6.01 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to the Company, Newco or Transition.

                  (u) Financing Commitment Letters. The financing commitment letters attached as Exhibit A are true and correct, have not been amended or rescinded as of the date hereof, and the Company has no reason to believe that it would not be able to close on the financing referenced in such commitment letters on the terms set forth therein.

         6.02. Representations and Warranties of Nortel Networks and Nortel Networks LLC. Except as set forth in the Nortel Networks Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), Nortel Networks and Nortel Networks LLC hereby represent and warrant to the Company as follows:

                  (a) Organization, Standing and Authority. Each of Nortel Networks and Nortel Networks LLC (x) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and (y) is duly qualified to do business and, as applicable, is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be duly organized, validly existing, in good standing, or duly qualified does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Nortel Networks or Nortel Networks LLC. Each of Nortel Networks and Nortel Networks LLC has in effect all federal, provincial, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, except where failure to have in effect such authorizations does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Nortel Networks or Nortel Networks LLC.

                  (b) Corporate Power. Each of Nortel Networks and Nortel Networks LLC has the corporate or limited liability company (as applicable) power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Nortel Networks and Nortel Networks LLC has the corporate or limited liability company (as applicable) power and authority to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement to which it is a party and to consummate the Transactions.

                  (c)      Corporate Authority.

                           (i)      This Agreement, the Ancillary Agreements and
the Transactions have been duly authorized and approved by all necessary corporate action of Nortel Networks and Nortel Networks LLC and their respective Board of Directors and Managing Member prior to the date hereof (which action has not been rescinded or modified in any way). The execution and delivery of this Agreement and the Ancillary Agreements by Nortel Networks and Nortel Networks LLC and the consummation by Nortel Networks and Nortel Networks LLC of the Transactions have been duly authorized by all requisite corporate or limited liability company (as applicable) action on the parts of Nortel Networks and Nortel Networks LLC. No other corporate proceedings on the parts of Nortel Networks and Nortel Networks LLC are necessary to authorize this Agreement and the Transactions.

                           (ii)     Each of this Agreement and the Ancillary
Agreements is, or in the event that such Ancillary Agreement is to be entered into at Closing, will be a legal, valid and binding agreement of each of Nortel Networks and Nortel Networks LLC (to the extent that it is a party thereto), enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles, whether considered at law or in equity).

                  (d) No Defaults. Subject to receipt of the regulatory approvals, and expiration of the waiting periods, referred to in Section 6.02(h), the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions by Nortel Networks and Nortel Networks LLC (to the extent that they are a party thereto), do not and will not (i) constitute a material breach or violation of, or a material default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Nortel Networks or Nortel Networks LLC or to which Nortel Networks or Nortel Networks LLC or any of their respective properties or assets are subject or bound, (ii) constitute a breach or violation of, or a default under, the articles or certificate of incorporation or by-laws of Nortel Networks or certificate of formation or operating agreement of Nortel Networks LLC, or (iii) require any consent or approval under any such material law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except in the case of (i) and (iii), where such breach, violation or default or the failure to obtain such consents or approvals would not in the aggregate have a Material Adverse Effect on Nortel Networks or Nortel Networks LLC and would not prevent or materially impair Nortel Networks or Nortel Networks LLC's ability to consummate the Transactions. Section 6.02(d) of the Nortel Networks Disclosure Schedule contains a list of all consents of third parties required under any material agreement to be obtained by Nortel Networks or Nortel Networks LLC prior to, or as a result of, the consummation of the Transactions.

                  (e) Investment Intent. Nortel Networks LLC is acquiring the Newco Shares for its own account and not with a view of their distribution within the meaning of Section 2(11) of the Securities Act.

                  (f) Litigation. Except as previously disclosed, no litigation, claim or other proceeding before any Governmental Authority specifically intended to enjoin or otherwise adversely affect the Transactions is pending or, to Nortel Networks or Nortel Networks LLC's Knowledge, threatened against Nortel Networks or any of its Subsidiaries.

                  (g) No Brokers. No action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding fees to be paid by Nortel Networks to
J. P. Morgan Securities Inc.

                  (h) Regulatory Approvals. Provided that either (A) the Company and its Subsidiaries have no assets in Canada, or (B) the Company and its Subsidiaries have (x) assets in Canada of less than 35 million Canadian Dollars, and (y) Canada-based revenues of less than 35 million Canadian Dollars, no consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are necessary for Nortel Networks and Nortel Networks LLC to consummate the Merger except for (i) as may be required under, and other applicable requirements of, the HSR Act, the Competition Act (Canada), and antitrust or other competition laws of other individual countries in Europe;
(ii) the filing with the SEC of the Company Proxy Statement in definitive form and the filing and declaration of effectiveness of the Registration Statement;
(iii) the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL; (iv) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Newco Common Shares in the Transactions; and (v) as may be required under Exon-Florio and the rules and regulations promulgated by the U.S. Department of Defense; and (iv) such filings and actions as may be required under the New Jersey Industrial Site Recover Act and its implementing regulations.

                  (i) Title to Existing Venture Interest. Nortel Networks LLC has good and valid title to its Interest (as such term is defined in the Existing Venture Operating Agreement), free and clear of all liens.

                  (j)      Existing Venture Employee Benefits; Employee
Relations.


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

                           (i)      As of the date hereof, the employees of
Existing Venture are set forth in Section 6.02(j)(i) of the Nortel Networks Disclosure Schedule (at the request of the Company, Nortel Networks will update
Section 6.02(j)(i) of the Nortel Networks Disclosure Schedule from time to time beginning with the date hereof through the Closing).

                           (ii)     Section 6.02(j)(ii) of the Nortel Networks
Disclosure Schedule contains a complete and correct list of each Existing Venture Plan. Except as set forth in Section 6.02(j)(ii) of the Nortel Networks Disclosure Schedule, with respect to each Existing Venture Plan, true and complete copies have been provided to the Company of the Plan document or agreement, including any amendments thereto, or, with respect to any Existing Venture Plan that is not in writing, a description thereof and, to the extent applicable, the three (3) most recent required Internal Revenue Service Form 5500, including all schedules thereto, the most recent qualification determination and any communications to or from any Governmental Authority, including a written description of any oral communication.

                           (iii)    Each Existing Venture Plan has been operated
and administered, and is, in compliance with its terms and all applicable Legal Requirements (including ERISA and the Code and any regulations thereunder). There are no actions, suits, claims or governmental audits (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of Nortel Networks and Nortel Networks LLC, threatened with respect to any Existing Venture Plan.

                           (iv)     Except as set forth in Section 6.02(j)(iv)
of the Nortel Networks Disclosure Schedule, no Existing Venture Plan is, and Existing Venture does not contribute to or have any liability or obligation with respect to any Plan that is, (A) a multi-employer plan within the meaning of
Section 4001(a)(3) of ERISA, (B) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (C) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA. Except as set forth in Section 6.02(j)(iv) of the Nortel Networks Disclosure Schedule, Existing Venture neither is nor has been a party to any collective bargaining or other collective labor agreement or understanding.

                           (v)      Each Existing Venture Plan that is intended
to qualify under Section 401(a) and/or 401(k) of the Code so qualifies and its trust is exempt from taxation under Section 501(a) of the Code. Existing Venture has timely paid all material contributions, premiums and expenses payable to or in respect of each Existing Venture Plan under the terms thereof and in accordance with applicable Legal Requirements, including ERISA and the Code, and, to the extent any such contributions, premiums or expenses are not yet due, the liability therefor has been properly and adequately accrued on Existing Venture's financial statements, as may be required under U.S. GAAP.

                           (vi)     Existing Venture has not incurred either
directly or indirectly (including as a result of an indemnification obligation), any liability (other than for benefits accrued under any Existing Venture Plan), under or pursuant to any provision of Title I or IV of


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

ERISA or the penalty, excise tax or joint and several liability provisions of the Code relating to employee benefit plans with respect to any Existing Venture Plan, and no event, transaction or condition has occurred, exists or is expected to occur which could reasonably be expected to result in any such liability to Existing Venture or any of its affiliates under any Existing Venture Plan.

                           (vii)    To the Knowledge of Nortel Networks and
Nortel Networks LLC, all individuals who are performing or have performed consulting or other services for Existing Venture, whether as consultants, independent contractors, agents or otherwise, are or were correctly classified by Existing Venture as either "independent contractors" or "employees" as the case may be, and, at the Effective Date, will qualify for such classification. Except as set forth in Section 6.02(j)(vii) of the Nortel Networks Disclosure Schedule, there are no pending or, to the knowledge of Nortel Networks and Nortel Networks LLC, threatened material claims, disputes, controversies, grievances or proceedings against the Existing Venture relating to any such individual.

         6.03 Representations and Warranties of Existing Venture. Except as set forth in the Existing Venture Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), Existing Venture hereby represents and warrants to the Company as follows:

                  (a) Existing Venture Financial Reports. Existing Venture has provided the Company with the following financial statements: (i) audited consolidated balance sheets and statements of income, changes in members' equity and cash flow as of and for the fiscal years ended December 31, 1997, 1998 and 1999 for Existing Venture, including the report thereon of Deloitte & Touche LLP, independent certified public accountants (the "Existing Venture Audited Financial Statements"), and (ii) unaudited consolidated balance sheets and statements of income, changes in members' equity and cash flow (the "Most Recent Existing Venture Financial Statements") as of and for the period ended September 30, 2000 for Existing Venture. The Existing Venture Audited Financial Statements (including the notes thereto) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the period covered thereby, present fairly the financial condition of Existing Venture as of such dates and the results of operations of Existing Venture for such periods, are correct and complete in all material respects, and are consistent with the books and records of Existing Venture. Except where failure to do so does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Existing Venture, the Most Recent Financial Statements were prepared in a manner consistent with the way in which the Existing Venture Audited Financial Statements were prepared, are consistent with the Existing Venture's corporate books and records, present fairly the financial condition of the Existing Venture as of such date and the results of operations of the Existing Venture for such period, and are correct and complete in all material respects (in each case subject to normal year-end adjustments and lack footnotes and other presentation items).

                  (b) Existing Venture Compliance with Laws. Existing Venture, to the Knowledge of Existing Venture:


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

                           (i)      is in compliance with all applicable
federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except where failure to so comply does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Existing Venture;

                           (ii)     has all permits, licenses, authorizations,
orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to conduct its business substantially as presently conducted, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its Knowledge, no suspension or cancellation of any of them is threatened, except for (x) failures to hold such permits, licenses, authorizations, orders and approvals and (y) failures to make such filings, applications, and registrations, which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Existing Venture; and

                           (iii)    has received since December 31, 1999, no
written notification or communication from any Governmental Authority (A) asserting that Existing Venture is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization, in either event as would have, or would reasonably be expected to have a Material Adverse Effect on Existing Venture.

                                   ARTICLE VII
                                   COVENANTS

         Each of the Company, Transition and Newco hereby covenants to and agrees with Nortel Networks, and each of Nortel Networks and Nortel Networks LLC hereby covenants to and agrees with the Company, that:

         7.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, it shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable (including obtaining any consents of third parties required under any agreement to be obtained by it or its subsidiaries prior to, or as a result of, the consummation of the Transactions so that such agreement is not terminable as a result of the Transactions), or advisable under applicable laws, so as to permit consummation of the Transactions as promptly as practicable and otherwise to enable consummation of the Transactions and shall cooperate fully with the other party hereto to that end. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purpose of this Agreement, to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, which parties consist, for the avoidance of doubt, of Transition, Newco and the


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

Company (as such rights may be affected by this Agreement and the Ancillary Agreements), or to vest Newco with full title to Nortel Networks LLC's interest in the Existing Venture (as such interest may be affected by this Agreement and the Ancillary Agreements), the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action, at the sole expense of Newco, as may be reasonably requested by Newco.

         7.02. Stockholder Approvals. The Company shall take, in accordance with this Agreement, applicable law, applicable NASD rules and its certificate of incorporation and by-laws, all action necessary to convene an appropriate meeting of stockholders of the Company to consider and vote upon the approval and adoption of the "agreement of merger" (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions and any other matters required to be approved by the Company's stockholders for consummation of the Merger and the Contribution (including any adjournment or postponement, (the "Company Meeting") as promptly as practicable within the time periods therefor required by the certificate of incorporation and the by-laws of the Company and applicable Legal Requirements. The Company Board, shall at all times recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders.

         7.03.    Registration Statement.

                  (a) Each of Nortel Networks, Newco, Transition, Nortel Networks LLC, the Existing Venture and the Company agrees to cooperate in the preparation of a registration statement on Form S-4 (the "Registration Statement") to be filed by Newco with the SEC in connection with the issuance of Newco Common Shares in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of the Company constituting a part thereof (the "Company Proxy Statement") and all related documents), including (to the extent the information to be used in preparation of the same can be obtained without unreasonable effort, it being agreed that having audits of LANcity financial statements performed for periods prior to March 31, 1999, does not constitute unreasonable effort provided that the underlying financial data is available to Nortel Networks) through the provision of any necessary audited financial statements with respect to the assets contributed to the Existing Venture pursuant to the Asset Sale and Contribution Agreement between Nortel Networks LLC and the Existing Venture dated as of March 31, 1999. The Registration Statement and the Company Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Provided the other party has cooperated as required above, the Company agrees to file the Company Proxy Statement in preliminary form with the SEC as promptly as practicable, and Newco agrees to file the Registration Statement with the SEC as promptly as practicable after any SEC comments with respect to the preliminary Company Proxy Statement are resolved or at such earlier time as Newco may elect. Each of Nortel Networks, Newco, Transition, Nortel Networks LLC and the Company shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Registration Statement and the Company Proxy Statement, as the case may be, to the other party, and advise the other party of any oral comments with respect to the Registration Statement or the Company

Proxy Statement received from the SEC. Each of Nortel Networks, Newco, Transition, Nortel Networks LLC and the Company agrees to use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof, and the Company agrees to mail the Company Proxy Statement to its shareholders as promptly as practicable after the Registration Statement is declared effective. Newco also agrees to use reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to furnish to Newco all information concerning the Company, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

                  (b) Each of Nortel Networks, the Existing Venture and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in
(i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Company Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

                  (c) Newco agrees to advise Nortel Networks, promptly after Newco receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of Newco Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

                  (d) Nortel Networks shall be entitled to participate in all oral, and to provide prior comments on and receive copies of all written communications with the SEC with regard to inclusion (or lack thereof) in the Registration Statement and/or the Company Proxy Statement of audited financial statements of the Existing Venture for periods prior to March 31, 1999 covering the assets and business contributed to the Existing Venture by Nortel Networks LLC pursuant to the Asset Sale and Contribution Agreement between them, dated as of March 31, 1999. To the extent that Nortel Networks so elects, Nortel Networks' counsel shall have the right to direct the SEC communications process with respect to the matters described in the preceding sentence and, to the extent that Nortel Networks' counsel elects to exercise such right, the Company and its counsel shall cooperate therewith.

         7.04. Press Releases. Nortel Networks and the Company shall jointly agree on an initial press release with respect to the Transactions. The Company will not, without the prior approval of Nortel Networks, issue any other press release or written statement for general circulation (including any written statement circulated to employees, customers or other third parties) relating to the Transactions contemplated hereby, except, based on the advice of counsel,


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

as otherwise required by applicable law or regulation or NASD rules and only after consulting, or using its reasonable best efforts to consult, with Nortel Networks.

         7.05.    Access; Information.

                  (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company and its Subsidiaries shall afford to the officers, employees, counsel, accountants and other authorized representatives of Nortel Networks, reasonable access, during normal business hours throughout the period prior to the Effective Date, to all of its properties, books, contracts, commitments and records and, during such period; it shall furnish promptly to Nortel Networks (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning the business, properties and personnel of it as Nortel Networks may reasonably request; provided that such information may not be used for any purpose unrelated to the consummation of the Transactions. The Company shall promptly inform Nortel Networks of any material litigation, claim or other proceeding before any court or other governmental authority that arises following the date of this Agreement and any material development in any such existing material litigation, claim or other proceeding. The Company and its Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order, judgment, decree or agreement. Nortel Networks and the Company shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                  (b) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Existing Venture shall afford to the officers, employees, counsel, accountants and other authorized representatives of the Company and Nortel Networks, reasonable access, during normal business hours throughout the period prior to the Effective Date, to all of its properties, books, contracts, commitments and records and, during such period; it shall furnish promptly to the Company and Nortel Networks (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities laws, if any, and (ii) all other information concerning the business, properties and personnel of it as the Company may reasonably request; provided that such information may not be used for any purpose unrelated to the consummation of the Transactions contemplated by this Agreement. The Existing Venture shall promptly inform the Company and Nortel Networks of any material litigation, claim or other proceeding before any court or other governmental authority that arises following the date of this Agreement and any material development in any such existing material litigation, claim or other proceeding. The Existing Venture shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order, judgment, decree or agreement. The Existing Venture, the Company and Nortel Networks shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                  (c) Subject to the requirements of applicable law, all non-public information provided by the Company to Nortel Networks and Nortel Networks to the Company and the


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

Existing Venture pursuant to this Agreement or otherwise will remain subject to the obligations of Nortel Networks and the Company under the Confidentiality Agreement.

                  (d)      No investigation by a party, pursuant to this Section
7.05 or otherwise, shall affect or be deemed to modify any representation or warranty of the other party contained herein.

         7.06. Affiliate Agreements. The Company shall use its reasonable best efforts to cause each person who may be deemed to be an "affiliate" of it (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act, to execute and deliver to Newco on or before the date of mailing of the Company Proxy Statement (or, in the case of any person identified as a possible Company Affiliate after such date, as promptly thereafter as possible) an agreement in the form attached hereto as Exhibit B.

         7.07. Takeover Laws. No party shall take any action that would cause the Transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of), or minimize the effect on, the Transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, including, without limitation, Section 203 of the DGCL or any other Takeover Laws that purport to apply to this Agreement or the Transactions contemplated hereby.

         7.08. Shares Listed. Newco shall use its reasonable best efforts to list, prior to the Effective Date, on the Nasdaq, subject to official notice of issuance, the Newco Shares and shares of Newco Common Stock to be issued to the holders of Company Common Stock in the Merger and upon exercise of Company Stock Options to be assumed by Newco by reason of the Merger.

         7.09.    Regulatory Applications.

                  (a) Nortel Networks and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts
(i) to prepare all documentation, to effect all filings (including, without limitation, filings under the HSR Act and applicable antitrust or other competition laws of other jurisdictions) and to obtain all permits, consents, approvals and authorizations of all third parties (at the sole expense of the Company and Newco with respect to non-governmental filings) and Governmental Authorities necessary to consummate the Transactions contemplated by this Agreement and (ii) to cause the Merger and the Contribution to be consummated as expeditiously as reasonably practicable, including, without limitation, seeking an early termination of the HSR Act waiting period; provided, however, that, notwithstanding anything to the contrary in this Agreement, a failure by Nortel Networks or any of its Subsidiaries to disclose, in response to any "second request" under the HSR Act, any information which Nortel Networks deems, in good faith due to the confidential and material nature of such information, to be inappropriate for such disclosure shall not



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

constitute, or be deemed to constitute, a breach of this Section 7.09(a) if the relevant Governmental Authority does not agree, prior to any such disclosure, to accord confidential treatment to such information. Each of Nortel Networks and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the Transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the Transactions contemplated hereby.

                  (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority; provided, however that nothing in this Section 7.09(b) shall require the release by Nortel Networks or Nortel Networks LLC of internal or otherwise confidential information.

                  (c) In furtherance and not in limitation of the covenants of the parties contained in Sections 7.09(a) and (b), if any objections are asserted with respect to the Transactions contemplated by this Agreement under any Regulatory Law or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the Transactions contemplated by this Agreement as violative of any Regulatory Law, each of Nortel Networks and the Company shall use its reasonable efforts to resolve any such objections or challenge as such Governmental Authority or private party may have to such Transactions under such Regulatory Law so as to permit consummation of the Transactions contemplated by this Agreement, and if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Nortel Networks and the Company shall cooperate in all respects with each other and use its respective reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and prohibits, prevents or restricts consummation of the Transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.09 shall limit a party's rights under Sections 8.01(b) and 9.01(d) so long as such party has theretofore complied in all respects with its obligations under this
Section 7.09.

                  (d) Nothing contained in this Section 7.09 shall require the Company or Newco or any of their respective Subsidiaries to sell or otherwise dispose of, or to hold separately, or permit the sale or other disposition of, any assets of Newco, the Company or their


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

respective Subsidiaries, or require Newco to refrain from exercising full authority over the Company and its Subsidiaries after the Effective Time, whether as a condition to obtaining any approval from a Governmental Authority or any other Person or for any other reason.

         7.10.    Indemnification.

                  (a) Following the Effective Date and until the expiration of any applicable statutory limitations period, Newco shall indemnify, defend and hold harmless the present and former directors and officers of the Company and its Subsidiaries (including the Existing Venture) (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the Transactions contemplated by this Agreement) to the fullest extent that the Company is permitted to indemnify its directors and officers under the laws of the State of Delaware, the Company Certificate and the Company's by-laws as in effect on the date hereof (and Newco shall also advance expenses as incurred to the fullest extent permitted under applicable law).

                  (b)      Any Indemnified Party wishing to claim
indemnification under Section 7.10(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Newco thereof; provided, that the failure so to notify shall not affect the obligations of Newco under Section 7.10(a) unless and to the extent such failure materially increases Newco's liability under such subsection (a).

                  (c) If Newco or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Newco shall assume the obligations set forth in this Section 7.10.

         7.11.    Certain Employee Benefit Matters.

                  To the extent applicable, Newco and the Company shall each take such reasonable steps as are required to cause the disposition and acquisition of equity securities (including derivative securities) pursuant to
Article III of this Agreement in connection with the consummation of the Merger by each individual who is an officer or director of the Company to qualify for exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3(e) promulgated under the Exchange Act.

         7.12. Accountants' Letters. The Company shall use its reasonable best efforts to cause to be delivered to Nortel Networks a letter of Ernst & Young L.L.P., independent auditors ("E&Y"), and Nortel Networks shall use its reasonable best efforts to cause to be delivered to the Company a letter of Deloitte & Touche LLP, independent auditors ("Deloitte"), each dated a


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date within two Business Days of the date on which the Registration Statement shall become effective and addressed to such other party, and in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

         7.13.    Notification of Certain Matters.

                  (a) Each of the Company and Nortel Networks shall give prompt notice to the other of any fact, event or circumstance known to it that would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Without limiting the generality of the foregoing, the Company shall keep Nortel Networks apprised of the status of all discussions with the lenders with respect to the Contemplated Financing (or any addition, deletion, amendment, modification, extension or termination of the same or of any material term thereof), and shall provide Nortel Networks with (i) a written status report relating to such discussions not less frequently than every two weeks, and (ii) in any event, immediate written notice of any fact, circumstance or development which may affect the ability of the Company, Newco and the Existing Venture to consummate the Contemplated Financing in accordance with its terms.

                  (b) Nortel Networks shall promptly notify the Company, and the Company shall promptly notify Nortel Networks, in writing, of any notice or other communication from any regulatory authority or self-regulatory organization in connection with the Transactions contemplated by this Agreement.

                  (c) Each of Nortel Networks and the Company shall promptly notify the other of any fact, event or circumstance known to it that could reasonably be expected to, individually or taken together with all other facts, events and circumstances known to it, cause the Merger to fail to qualify as a "reorganization" within the meaning of Section 368(a) of the Code or the Contribution to constitute an exchange under Section 351 of the Code.

         7.14.    Certain Tax Matters.

                  (a) Each of Nortel Networks, Nortel Networks LLC, Newco and the Company will use its reasonable best efforts to cause (i) the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code and to constitute an exchange under Section 351 of the Code (including without limitation by refraining from taking any action inconsistent with such treatment of the Contribution and the Merger after the Closing), (ii) the Contribution to constitute an exchange under Section 351 of the Code (including without limitation by refraining from taking any action inconsistent with such treatment of the Contribution and the Merger after the Closing), and (iii) to timely satisfy, or cause to be timely satisfied, all applicable tax reporting and filing requirements contained in the Code and with respect to the Merger and the Contribution. For the avoidance of doubt, the provisions of this Section 7.14 shall survive Closing.


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

                  (b) Prior to or after the Effective Time, the Company will not engage in a transaction that, by itself or in combination with other transactions engaged in by the Company, (i) would be integrated with the transactions contemplated by this Agreement for U.S. federal income tax purposes (an "Integrated Transaction") and (ii) would cause Nortel Networks LLC and the stockholders of the Company immediately before the transactions contemplated by this Agreement and any Integrated Transferors (as defined below) not to be in control (within the meaning of Section 368(c) of the Code) of Newco immediately after the transactions contemplated by this Agreement. For purposes of this Agreement, an "Integrated Transferor" includes any Person who receives shares of Newco in an Integrated Transaction and would be treated as a transferor of property to Newco in such transaction for purposes of Section 351 of the Code.

         7.15. Supplemental Indenture. Newco shall enter into a Supplemental Indenture to the Indenture (the "Indenture") dated as of May 8, 1998, between the Company and The Bank of New York, required by Article V thereof as a result of the Merger. Newco shall take appropriate steps to ensure that shares of Newco Common Stock shall be issued, in accordance with the terms of such Indenture, upon the conversion after the Effective Time of Notes issued under the Indenture.

         7.16. Voting of Shares. The Company shall use reasonable efforts to obtain, prior to the effectiveness of the Registration Statement, a commitment from the Company's officers and directors, other than Mr. John Ian Craig, and AT&T to vote their shares in favor of the Transactions.

         7.17. Financing. Each of the Company and Newco shall use reasonable best efforts to close on the financing (the "Contemplated Financing") referenced in the commitment letters described in Section 6.01(u) above. Further, in the event that the Company and Newco are not able to close on the financing referenced in such commitment letters, each of the Company and Newco shall use its respective reasonable best efforts, both prior to and after the Closing if necessary, to close on a bank or other financing that would provide, on such terms (including availability and duration) as the Company in good faith believes are reasonable, working capital sufficient to fund their operations for the period from the Closing Date and until December 31, 2002 in accordance with the projections for such operations for such period which were provided by the Company to Nortel Networks on March 12, 2001 (subject to adjustment of such projections for changes in the business occurring between the date hereof and the Closing Date which were not contemplated by such projections).

         7.18 Restrictions on the Company's Business. The Company shall provide Nortel Networks with written notice at least ten (10) days prior to the Company's entering into any agreement or transaction that places a restriction on the business of the Company (unless it is not able to give ten (10) days prior notice in which event it will give as much notice as practicable) .

         7.19 Existing Venture Employees. Company shall provide, at a minimum, employment terms and conditions that are equal to, in all material respects, those terms and


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

conditions listed on Section 7.19 of the Company Disclosure Schedule, and the attachments thereto, to Existing Venture employees. If the Company, using all reasonable best efforts, is unable to provide any such term or condition of employment, Nortel Networks and Company shall negotiate in good faith the replacement of such term or condition. Not less than ten calendar days prior to the Effective Date, Company shall provide evidence reasonably satisfactory to Nortel Networks that any term or condition that is not in effect as of the date hereof shall be in effect as of the Effective Time or, if later, such time provided in Section 7.19 of the Company Disclosure Schedule.

         7.20 No Solicitation or Employment by Nortel Networks. Unless otherwise agreed by Company, during the twelve (12) month period immediately following the Effective Date, Nortel Networks shall not solicit for employment or hire any Existing Venture employees or former Existing Venture employees who voluntarily terminate their employment with Existing Venture during such period; provided, however, that nothing in this Section 7.20 shall prevent Nortel Networks from (i) conducting generalized employment searches, by advertisements, engaging firms to conduct searches, or by other means ("Employment Searches"), that are not directed at such employees or former employees, or (ii) hiring any such employees or former employees identified through such Employment Searches.

         7.21 Remaining Ancillary Agreements. Each of the parties hereto agrees to negotiate in good faith, prior to the Closing, the following agreements and instruments:

                  (a)      the Sales Representative/Distribution Agreement;
                  (b)      the Transition Services Agreement;
                  (c)      the Supply and Manufacturing Agreement;
                  (d)      the Development Agreement;
                  (e) the exhibits and schedules to the Intellectual Property Rights Agreement;
                  (f)      the New Operating Agreement; and
                  (g)      the Guaranty,

containing terms consistent with (i) with respect to the agreements listed in clauses (a) through (d) above, the term sheet therefor attached hereto as
Exhibit I, as amended, as such terms may have been further developed and/or modified by the parties in discussions occurring during the period from October 18, 2000 to and including April 9, 2001, (ii) with respect to the exhibits and schedules listed in clause (e), the parties' discussions relating thereto during the period from October 18, 2000 to and including April 9, 2001, and (iii) with respect to the New Operating Agreement and the Guaranty, the other provisions of this Agreement (including Exhibit H and Exhibit I-2).

In the event that the parties thereto have not agreed upon the terms of any of the foregoing agreements listed in items (a) through (d) above by five days before the Outside Closing Date, the parties to the such unresolved agreements shall submit to binding arbitration with respect solely to the terms of the such unresolved agreements in accordance with the following provisions:

                  (i) The arbitration shall be conducted pursuant to the rules of the American Arbitration Association ("AAA") before a single arbitrator based upon written submissions and oral presentations but without any depositions or other discovery. The arbitrator (A) shall be selected by AAA and shall be experienced in commercial transactions and arrangements similar to those comprising the subject matter of the arbitration, and (B) shall have no authority to resolve, or to bind the parties with respect to, any matter or issue not specifically submitted to him or her by the parties for arbitration hereunder. The arbitration shall be conducted in New York, New York.

                  (ii) The arbitrator shall issue a written decision, which decision shall be (A) no more favorable to the Existing Venture than the Existing Venture's most generous written proposal prior to the commencement of arbitration, and (B) no more favorable to each of the other parties than such party's most generous written proposal prior to the arbitration.

                  (iii) The arbitrator's decision shall, to the greatest extent practicable, be based on and incorporate the commercial practices followed by the relevant parties, with respect to the subject matter being considered by the arbitrator, prior to commencement of the arbitration.

                  (iv) Until the arbitrator's decision is rendered, the parties shall continue conducting business consistent with their commercial practices referenced in clause (iii) above.

         7.22 Amendments. Newco shall amend the Newco certificate of incorporation to contain terms identical to the Company's certificate of incorporation as in effect on the date hereof except that there shall be 325,000,000 authorized shares of stock and except that Newco's name shall be changed to "Arris Group, Inc."

         7.23 Company Employee Savings Plan. The Company shall register its Employee Savings Plan (the "Savings Plan") and interests thereunder with the SEC on an appropriate registration statement under the Securities Act. The Company shall take such steps as are reasonably necessary to close the Company Stock Fund under the Savings Plan to any new investments until such registration statement becomes effective and any required prospectus has been distributed to all participants under the Savings Plan.

                                  ARTICLE VIII
                 CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

         8.01. Conditions to Each Party's Obligation to Effect the Merger and the Contribution. The respective obligation of each of Nortel Networks, Nortel Networks LLC, Newco, Transition


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

and the Company to consummate the Merger and the Contribution is subject to the fulfillment or written waiver by Nortel Networks, Nortel Networks LLC, Newco, Transition and the Company prior to the Effective Time of each of the following conditions:

                  (a) Stockholder Approvals. This "agreement of merger" (as that term is used in Section 251 of the DGCL) and the Transactions (including, without limitation, the Contribution) shall have been duly approved by the requisite vote of the stockholders of the Company.

                  (b) Regulatory Approvals. All regulatory approvals required to consummate the Transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which would reasonably be expected to (i) following the Effective Time, have a Material Adverse Effect on Nortel Networks or on Newco and its Subsidiaries, taken as a whole, or (ii) require the Company or Newco to take any action that it is not required to take under Section 7.09(d) hereof.

                  (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and enjoins or prohibits consummation of the Merger or the Contribution.

                  (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not concluded or withdrawn.

                  (e) Listing. The shares of Newco Common Stock to be issued in the Merger and as a part of the Contribution, upon exercise of Company Stock Options to be assumed by Newco by reason of the Merger and upon conversion of the Notes shall have received conditional approval for listing on the Nasdaq, subject to official notice of issuance.

                  (f) Inventory. Certain matters relating to the return to the Existing Venture of the inventory of Existing Venture products held by Nortel Networks and its Affiliates as of the Closing, payment by the Existing Venture for the same, and other matters relating to such inventory shall be addressed and resolved by the parties as set forth in Schedule 8.01(f).

                  (g) New Operating Agreement and Guaranty. The Company and Nortel Networks LLC shall have reached agreement on the form and substance of the New Operating Agreement and the Guaranty.

         8.02. Conditions to Obligation of the Company, Transition and Newco. The obligation of the Company to consummate the Merger and the Contribution is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

                  (a) Representations and Warranties. All representations and warranties of Nortel Networks, Nortel Networks LLC and the Existing Venture set forth in this Agreement (without giving effect to any standard, qualification or exception contained therein with respect to materiality or Material Adverse Effect) shall be true and correct, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except (i) as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Nortel Networks, Nortel Networks LLC or the Existing Venture, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Nortel Networks by an appropriate officer of Nortel Networks to such effect, or (ii) as may arise or result from any action or omission contemplated by the proviso of Section 5.02(b)(i) and Schedule 5.02(b).

                  (b) Performance of Obligations. Nortel Networks and Nortel Networks LLC shall have performed in all material respects (without giving effect to any standard, qualification or exception contained therein with respect to materiality or Material Adverse Effect) all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Nortel Networks by an appropriate officer of Nortel Networks to such effect.

                  (c) Opinion of the Company's Counsel. The Company shall have received an opinion of Troutman Sanders LLP, counsel to the Company, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, and taken together with the Contribution will constitute an exchange under Section 351 of the Code and, accordingly, without taking into consideration any aspects of the Transactions other than those set forth in this Agreement (and not the Ancillary Agreements), (i) no gain or loss will be recognized by the Company, Transition or Newco as a result of the Merger and (ii) no gain or loss will be recognized by a stockholder of the Company who receives Newco Shares in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, such counsel may require and rely upon customary and reasonable representations contained in letters from the Company, Transition, Nortel Networks, Nortel Networks LLC and Newco.

                  (d) No Action Seeking Injunction. No Governmental Authority of competent jurisdiction shall have brought an action or proceeding seeking to enjoin or prohibit consummation, or require the unwinding, of the Merger, or to impose substantial penalties as a result of the Merger, which action or proceeding is reasonably likely to succeed.

                  (e) Opinion of Nortel Networks' Secretary. The Company shall have received an opinion of Nortel Networks' Secretary or Assistant Secretary (which may, if Nortel Networks


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

so elects, be based on an opinion of another attorney, including an employee of Nortel Networks or one of its Affiliates, reasonably satisfactory to the Company), dated the Effective Date, in form and substance satisfactory to the Company and its counsel as to (i) with respect to each of Nortel Networks and Nortel Networks LLC, (A) its valid existence and good standing, and (B) its company and corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements (to the extent Nortel Networks or Nortel Networks LLC is a party thereto), (ii) the sufficiency of the form of Instrument of Assignment and Assumption; and (iii) due and valid authorization, and the valid and binding nature, of this Agreement and the Ancillary Agreements.

                  (f) Financing. The Company, Newco, and Existing Venture shall have obtained bank or other financing on terms no less favorable to Newco and the Company than those described in Exhibit A hereto, or the Company, Newco and Existing Venture shall have sufficient working capital and cash availability (from cash on hand, operations, borrowings under the Company's current credit facility or any replacement thereof, equity financings and/or asset sales, and all other reasonably available sources), on such terms (including availability and duration, if applicable) as the Company in good faith believes are reasonable to fund their operations for the period from the Closing Date and until December 31, 2002 in accordance with the projections for such operations for such period which were provided by the Company to Nortel Networks on March 12, 2001 (subject to adjustment of such projections for any changes in the business occurring between the date hereof and the Closing Date which were not contemplated by such projections).

         8.03. Conditions to Obligation of Nortel Networks and Nortel Networks LLC. The obligations of Nortel Networks and Nortel Networks LLC to consummate the Contribution are also subject to the fulfillment or written waiver by Nortel Networks and Nortel Networks LLC prior to the Effective Time of each of the following conditions:

                  (a) Representations and Warranties. All representations and warranties of the Company, Newco and Transition set forth in this Agreement (without giving effect to any standard, qualification or exception contained therein with respect to materiality or Material Adverse Effect) shall be true and correct, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, Newco or Transition; and Nortel Networks shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

                  (b) Performance of Obligations. The Company, Newco and Transition shall have performed in all material respects (without giving effect to any standard, qualification or exception contained therein with respect to materiality or Material Adverse Effect) all obligations required to be performed by them under this Agreement at or prior to the Effective

Time, and Nortel Networks shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

                  (c) Opinion of Nortel Networks' Counsel. Nortel Networks shall have received an opinion of Hale and Dorr LLP, counsel to Nortel Networks, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Contribution will constitute an exchange under Section 351 of the Code. In rendering its opinion, such counsel may require and rely upon customary and reasonable representations contained in letters from the Company, Newco, Transition, Nortel Networks and Nortel Networks LLC.

                  (d) Opinion of the Company's Counsel. Nortel Networks shall have received an opinion of Troutman Sanders LLP, counsel to the Company, dated the Effective Date, in form and substance reasonably satisfactory to Nortel Networks and its counsel, as to (i) with respect to each of the Company, Transition and Newco, (A) its due organization, valid existence and good standing, and (B) its corporate power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements; (ii) the due authorization and valid issuance of the Newco Shares; (iii) the due and valid authorization, and the valid and binding nature, of this Agreement and the Ancillary Agreements; (iv) the non-contravention of the Company's, Newco's and Nortel Networks' charter and by-laws and applicable laws customarily opined on with respect to transactions similar to the Transactions (other than securities laws) as a result of the execution, delivery and performance of this Agreement and, to the extent any of them is a party thereto, the Ancillary Agreements; and (v) the effectiveness of the Merger.

                  (e) No Action Seeking Injunction. No Governmental Authority of competent jurisdiction shall have brought an action or proceeding seeking to enjoin or prohibit consummation, or require the unwinding, of the Merger or the Contribution, or to impose substantial penalties as a result of the Merger or the Contribution, which action or proceeding is reasonably likely to succeed.

                  (f) Financing. (i) The Company, Newco and Existing Venture shall have obtained bank or other financing on terms no less favorable to Newco and the Company than those described in Exhibit A, (ii) true, correct and complete copies of the definitive documentation for such bank or other financing shall have been provided to Nortel Networks, and (iii) no term or provision of such bank or other financing shall be materially different from, or in addition to, those set forth in Exhibit A, Exhibit H, or Exhibit I-2, as applicable, in a manner that (A) restricts the ability of Nortel Networks to sell or transfer shares of Newco common stock (it being understood that if the definitive documentation for such financing provides that an acquisition by any Person of shares of Newco common stock comprising less than 30% of the then outstanding such shares, whether in one transaction or in a series of transactions, constitutes a default or an event of default, such provision shall be deemed to be "materially different" and to restrict the ability of Nortel Networks to transfer such shares for the purposes of this clause (iii)(A)), or
(B) materially and adversely affects the ability of the


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

Existing Venture to make payments in redemption of the New Membership Interest as contemplated by Exhibit H or any other payments due or to become due to Nortel Networks or its Affiliates (whether under the Agreement or any Ancillary Agreement or otherwise).

                  (g) New Membership Interest Balance. The New Membership Interest Balance shall not exceed $100,000,000.00.

         8.04. Withholding. To the extent required by applicable U.S., state, local or foreign laws, the parties to this Agreement agree and acknowledge that Company and Newco shall withhold Taxes from the amounts otherwise required to be paid or delivered to Nortel Networks, Nortel Networks LLC and their Subsidiaries. If Nortel Networks, Nortel Networks LLC or their Subsidiaries desire to avail themselves of an exemption from the otherwise applicable withholding laws, or a reduced withholding rate, then Nortel Networks, Nortel Networks LLC or their Subsidiaries shall be obligated to obtain and furnish to Company and Newco, as the case may be, such appropriate certificates, affidavits, rulings from Governmental Authorities, or other documents necessary to establish or qualify for such exemption or reduced rate. Company and Newco shall reasonably cooperate with Nortel Networks, Nortel Networks LLC and their Subsidiaries in this regard. Nortel Networks, Nortel Networks LLC and their Subsidiaries hereby agree to indemnify Company and Newco for any Costs that arise from a failure to withhold Taxes, which failure was based on a good faith interpretation of the law.

                                   ARTICLE IX
                                   TERMINATION

         9.01. Termination. This Agreement may be terminated, and the Merger and the Contribution may be abandoned:

                  (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Nortel Networks and the Company.

                  (b)      Breach. At any time prior to the Effective Time

                           (i)      by Nortel Networks, in the event of either:
(x) a breach by the Company, Newco or Transition of any representation or warranty contained herein which would result in the non-satisfaction of the conditions set forth in Section 8.03(a), which breach is not capable of being cured or has not been cured within 10 calendar days after the giving of written notice to the breaching party of such breach; or (y) a material breach by the Company, Newco or Transition of any of the covenants or agreements contained herein, which breach is not capable of being cured or has not been cured within 10 calendar days after the giving of written notice to the breaching party of such breach. Without limiting the foregoing, for all purposes of this Agreement, any breach of the agreements contained in the first sentence of Section 7.02 shall constitute a breach which is not capable of being cured.


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

                           (ii)     by the Company, in the event of either: (x)
a breach by Nortel Networks, Nortel Networks LLC or Existing Venture of any representation or warranty contained herein which would result in the non-satisfaction of the conditions set forth in Section 8.02(a), which breach is not capable of being cured or has not been cured within 10 calendar days after the giving of written notice to the breaching party of such breach; or (y) a material breach by Nortel Networks, Nortel Networks LLC or Existing Venture of any of the covenants or agreements contained herein, which breach is not capable of being cured or has not been cured within 10 calendar days after the giving of written notice to the breaching party of such breach.

                  (c) Delay. At any time prior to the Effective Time, by Nortel Networks, or the Company's Board of Directors so determines, by the Company, in the event that the Transactions are not consummated by the Outside Closing Date except to the extent that the failure of the Transactions then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 9.01(c) which action or inaction is in violation of its obligations under this Agreement.

                  (d)      No Approval.

                           (i)      By the Company or Nortel Networks in the
event the approval of any Governmental Authority required for consummation of the Merger and the other Transactions shall have been denied by final non-appealable action of such Governmental Authority.

                           (ii)     By Nortel Networks in the event any required
approval of a Governmental Authority contains any final nonappealable conditions, restrictions or requirements which would reasonably be expected to
(A) following the Effective Time, have a Material Adverse Effect on Nortel Networks or Newco or (B) require Nortel Networks, Nortel Networks LLC, and Newco to take any action that it is not required to take under Section 7.09(d) hereof.

                           (iii)    By the Company or Nortel Networks in the
event any required approval of a Governmental Authority contains any final, nonappealable conditions, restrictions or requirements which would reasonably be expected to, following the Effective Time, have a Material Adverse Effect on Newco or require Newco to take any action that it is not required to take under
Section 7.09(d) hereof.

                           (iv)     By Nortel Networks or the Company in the
event the approval of the Company's stockholders required by Section 8.01(a) herein is not obtained at the Company Meeting by reason of the failure to obtain the requisite vote required by Section 8.01(a).

         9.02. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Transactions pursuant to this Article IX, no party to this Agreement (nor any of their respective officers, directors or agents) shall have any liability or further obligation to any other party hereunder except that termination shall not relieve a party from liability for any willful breach of this Agreement.

         9.03. Survival. All representations, warranties, covenants, and obligations in this and any other certificate or document delivered pursuant to this Agreement will survive the Effective Time or, unless this Agreement is terminated pursuant to Section 9.01(a), the date of termination; provided, however, that in the event of a termination pursuant to Section 9.01(a), the obligations set forth under Sections 4.07 and 10.04 shall survive such termination.

         9.04. Right to Indemnification Not Affected by Knowledge. The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Effective Time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation (except to the extent that such representation, warranty, covenant or obligation is expressly qualified by reference to such Knowledge). The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, and obligations.

         9.05. Indemnification and Payment of Damages by Newco, Transition and the Company. Newco, Transition and the Company, jointly and severally, will indemnify and hold harmless Nortel Networks, Nortel Networks LLC and their controlling persons and Affiliates for, and will pay to such Indemnified Parties the amount of, any loss, liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

                  (a) any breach of any representation or warranty made by Newco, Transition or the Company in this Agreement or any other certificate or document delivered by any of them pursuant to this Agreement;

                  (b) any breach by Newco, Transition or the Company of any covenant or obligation of any of them in this Agreement; or

                  (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with by Newco, Transition or the Company (or any Person acting on their behalf) in connection with any of the Transactions.

The remedies provided in this Section 9.05 will not be exclusive of or limit any other remedies that may be available to Nortel Networks or Nortel Networks LLC or the other Indemnified Parties.


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

         9.06. Indemnification and Payment of Damages by Nortel Networks and Nortel Networks LLC. Nortel Networks and Nortel Networks LLC, jointly and severally, will indemnify and hold harmless Newco, Transition and the Company and their controlling persons and Affiliates for, and will pay to such Indemnified Parties the amount of, any Damages arising, directly or indirectly, from or in connection with:

                  (a) any breach of any representation or warranty made Nortel Networks or Nortel Networks LLC in this Agreement or any other certificate or document delivered by any of them pursuant to this Agreement;

                  (b) any breach by Nortel Networks or Nortel Networks LLC of any covenant or obligation of any of them in this Agreement;

                  (c) any claim by any Person for brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with by Nortel Networks or Nortel Networks LLC (or any Person acting on their behalf) in connection with any of the Transactions; or

                  (d) if the Closing occurs, 81.25% of the Damages resulting from any breach of any representation or warranty made by Existing Venture in this Agreement or any other certificate or document delivered by it pursuant to this Agreement.

The remedies provided in this Section 9.06 will not be exclusive of or limit any other remedies that may be available to Newco, Transition or the Company or the other Indemnified Parties.

         9.07 Indemnification and Payment of Damages by Existing Venture. If the Closing does not occur, Existing Venture will indemnify and hold harmless Newco, Transition and the Company and their controlling persons and Affiliates for, and will pay to such Indemnified Parties the amount of, 81.25% of any Damages arising, directly and indirectly, from or in connection with any breach of any representation or warranty made by Existing Venture in this Agreement or any certificate or document delivered by it pursuant to this Agreement.

         9.08. Time Limitations. If the Effective Time occurs, an Indemnifying Party will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Effective Time, other than those in Sections 6.01(b), 6.01(m), 6.01(o), 6.01(q), 6.02(i), and 6.02(j) unless on or before the second anniversary of the Effective Date the Indemnified Party notifies Indemnifying Party of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Indemnified Party; a claim with respect to Section 6.01(b), 6.01(m), 6.01(o), 6.01(q), 6.02(i) and
6.02(j), or a claim for indemnification or reimbursement not based upon any representation or warranty or any covenant or obligation to be performed and complied with prior to the Closing Date, may be made at any time.

         9.09. Limitations on Amount - Newco, Transition, and the Company. Newco, Transition and the Company will have no liability (for indemnification or, except with respect to claims based on fraud, otherwise) with respect to the matters described in 9.05 until the total of all Damages with respect to such matters exceeds $10,000,000 (at which point Newco, Transition and the Company shall become liable for the aggregate Damages and not just the amount in excess of $10,000,000). However, this Section 9.09 will not apply to any intentional breach by Newco, Transition or the Company of any covenant or obligation, and Newco, Transition and the Company will be jointly and severally liable for all Damages with respect to such breaches.

         9.10. Limitations on Amount - Nortel Networks and Nortel Networks LLC. Nortel Networks and Nortel Networks LLC will have no liability (for indemnification or, except with respect to claims based on fraud, otherwise) with respect to the matters described in Section 9.06 until the total of all Damages with respect to such matters exceeds $10,000,000 (at which point Nortel Networks and Nortel Networks LLC shall become liable for the aggregate Damages and not just the amount in excess of $10,000,000); provided that the aggregate amount payable (i) by Nortel Networks and/or Nortel Networks LLC pursuant to
Section 9.06(d) and/or (ii) by the Existing Venture pursuant to Section 9.07 (in any combination) shall in no event exceed $215,000,000. However, this Section
9.10 will not apply to any intentional breach by either Nortel Networks or Nortel Networks LLC of any covenant or obligation, and Nortel Networks or Nortel Networks LLC will be jointly and severally liable for all Damages with respect to such breaches.

         9.11 Limitations on Amount--Existing Venture. Neither Nortel Networks (or any of its Subsidiaries) nor the Existing Venture will have any liability (for indemnification or, except with respect to claims based on fraud, otherwise) with respect to matters described in Section 9.06(d) or 9.07 until the total of Damages with respect to such matters exceeds $10,000,000 (at which point the Existing Venture shall become liable for the aggregate Damages and not just the amount in excess of $10,000,000); provided that the aggregate amount payable (i) by Nortel Networks and/or Nortel Networks LLC pursuant to Section 9.06(e) and/or (ii) by the Existing Venture pursuant to Section 9.07 (in any combination) shall in no event exceed $215,000,000. However, this Section 9.11 will not apply to any intentional breach by Existing Venture of any covenant or obligation.

         9.12.    Procedure for Indemnification - Third Party Claims.

                  (a)      Promptly after receipt by an Indemnified Party under
Section 9.05 or 9.06 of notice of the making of any claim or the commencement of any proceeding against it, such Indemnified Party will, if a claim is to be made against an Indemnifying Party under such Section, give notice to the Indemnifying Party of such claim or proceeding, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnifying Party's failure to give such notice.

                  (b) If any proceeding referred to in Section 9.10(a) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such proceeding, the Indemnifying Party will be entitled to participate in such proceeding and, to the extent that it wishes, to assume the defense of such proceeding with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such proceeding, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under Section 9.05 or 9.06 for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that proceeding are within the scope of and subject to indemnification; (ii) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party's consent unless (A) there is no finding or admission of any violation of applicable law or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary Damages that are paid in full by the Indemnifying Party; and (iii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an Indemnifying Party of the commencement of any proceeding and the Indemnifying Party does not, within ten days after the Indemnified Party's notice is given, give notice to the Indemnified Party of its election to assume the defense of such proceeding, the Indemnifying Party will be bound by any determination made in such proceeding or any compromise or settlement effected by the Indemnified Party.

                  (c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a proceeding may adversely affect it or its Affiliates other than as a result of monetary Damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle such proceeding, in all cases at the expense of Indemnifying Party, but the Indemnifying Party will not be bound by any determination of a proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

                  (d) The parties hereto hereby consent to the non-exclusive jurisdiction of any court in which a proceeding is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such proceeding or the matters alleged therein, and agree that process may be served on their with respect to such a claim anywhere in the world.

         9.13. Procedure for Indemnification - Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

                                    ARTICLE X
                                  MISCELLANEOUS

         10.01.   Amendment; Extension; Waiver.

                  (a) Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any approval of the Transactions contemplated by this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement which by law requires such further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                  (b) Prior to the Effective Time, the parties hereto, Newco, the Company and Transition, as one party, and Nortel Networks and Nortel Networks LLC, as one party, by action taken or authorized by their respective Boards of Directors or Managing Member, as the case may be, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

         10.02. Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to constitute an original but all of which when taken together shall constitute one and the same instrument.

         10.03. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof.

         10.04. Expenses. Except as otherwise provided herein or in the Registration Rights Agreement, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that SEC filing fees payable to the extent necessary to consummate the Transactions plus up to $75,000 of the printing and mailing expenses relating to the Transactions (specifically excluding, for the avoidance of doubt, any exercise of rights granted under the Registration Rights Agreement) actually and reasonably incurred and paid by the Company and its Affiliates shall be shared equally between the Company and Nortel Networks, and any such expenses and fees in excess of the above amount shall be borne solely by the Company.

         10.05. Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or three Business Days after being mailed by registered or certified mail (return receipt requested) or one Business Day after being delivered by overnight courier to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

         If to Nortel Networks or Nortel Networks LLC, to:

         Nortel Networks Inc.
         200 Athens Way
         Nashville, Tennessee 37228
         Attn: Legal Department

         With a copy to:

         Nortel Networks Inc.
         2221 Lakeside Boulevard
         Richardson, Texas  75082
         Attn: Robert Fishman
         Fax:  (972) 684-3888

         With a copy to:

         Hale and Dorr LLP
         60 State Street
         Boston, Massachusetts  02109
         Attention: Dimitri P. Racklin
         Fax:   (617) 526-5000
         Phone: (617) 526-6748

         If to the Company, Newco or Transition to:

         ANTEC Corporation
         11450 Technology Circle
         Duluth, Georgia  30097
         Attention: Lawrence Margolis
         Fax: (678) 473-8470

         With a copy to:

         Troutman Sanders LLP
         600 Peachtree Street
         Suite 5200
         Atlanta, GA  30308
         Attention: W. Brinkley Dickerson, Jr.
         Fax:   404-885-3900
         Phone: 404-885-3000

         10.06. Entire Understanding. This Agreement (including the Disclosure Schedules), the Ancillary Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby supersede any and all other oral or written agreements (other than the Confidentiality Agreement) heretofore made.

         10.07. Assignment; No Third Party Beneficiaries. Neither this Agreement, nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that (i) Nortel Networks LLC may, at any time prior to the Effective Time, transfer its Interest (as such term is defined in the Existing Venture Operating Agreement) to any other direct or indirect wholly-owned Subsidiary of Nortel Networks, with no need for consent or approval of any other party hereto (other than Nortel Networks), and (ii) in the event of such transfer, the transferee of the Interest shall be substituted for Nortel Networks LLC herein and in each Ancillary Agreement to which Nortel Networks LLC is, or is intended to be, a party, as if such transferee were an original party hereto and thereto, mutatis mutandis. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         10.08.   Disclosure Schedules.

                  (a) The inclusion of any matter on the disclosures made on the Company and Nortel Networks Schedules (collectively, the "Disclosure Schedules") with respect to any representation or warranty will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Material Adverse Effect on the Company, Newco or Transition or a Material Adverse Effect on Nortel Networks or Nortel Networks LLC, as applicable.

                  (b) The Disclosure Schedules shall be deemed to constitute an integral part of this Agreement and to modify the respective representations, warranties, covenants or agreements of the parties contained herein to the extent that such representations, warranties, covenants or agreements expressly refer to the applicable Disclosure Schedule. Anything to the contrary contained herein or in the Disclosure Schedules notwithstanding, any and all statements, representations, warranties, or disclosures set forth in the Disclosure Schedules delivered on or before the date hereof shall be deemed to have been made on and as of the date hereof. From time to time prior to the Closing, the parties shall promptly supplement or amend the Disclosure Schedules with respect to any matter, condition or occurrence hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be listed or described in the Disclosure Schedules. No supplement or amendment shall be deemed to cure any breach or any representation or warranty made in this Agreement or have any effect for the purpose of determining satisfaction of the conditions set forth in this Agreement.

         10.09. Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Disclosure Schedules, such reference shall be to and Article or Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Any reference to "herein" or "hereof" or similar terms shall refer to the agreement as a whole rather than to the individual paragraph, Section or Article.

         10.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as it is enforceable.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.


                                           ANTEC CORPORATION



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:


                                           NORTEL NETWORKS INC.



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:


                                           BROADBAND PARENT CORPORATION



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:


                                           BROADBAND TRANSITION CORPORATION



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:

                                           NORTEL NETWORKS LLC



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:


                                           ARRIS INTERACTIVE L.L.C.



                                           ------------------------------------
                                           By:
                                               Name:
                                               Title:

                                                                     APPENDIX II
                               OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION

                                                                February 5, 2001


Board of Directors
ANTEC Corporation
11450 Technology Circle
Duluth, Georgia 30097


Members of the Board:

You have asked us to advise you with respect to the fairness to ANTEC Corporation (the "Company") and holders of Company Common Stock (as defined below) from a financial point of view of the consideration to be paid by Broadband Parent Corporation ("Newco"), a wholly-owned subsidiary of the Company, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of October 18, 2000, to be amended by the First Amendment to Agreement and Plan of Reorganization (as amended, the "Agreement"), among the Company, Newco, Broadband Transition Corporation, a wholly-owned subsidiary of Newco ("Transition"), Nortel Networks Inc. ("Nortel"), Nortel Networks LLC, an indirect wholly-owned subsidiary of Nortel ("Nortel Networks"), and Arris Interactive L.L.C. ("Arris"), a joint venture owned by the Company and Nortel Networks. The Agreement provides that (i) Transition will be merged with and into the Company (the "Merger"), so that the Company is the surviving corporation in the Merger and a wholly-owned subsidiary of Newco; (ii) each outstanding share of the common stock of the Company, par value $0.01 per share ("Company Common Stock") (other than shares held by the Company or any wholly-owned subsidiary of the Company as treasury shares), will be converted into the right to receive one share of common stock of Newco, par value $0.01 per share ("Newco Common Stock") (the "Conversion"); (iii) both Nortel Networks and the Company shall make capital contributions to Arris in the form of the cancellation of approximately $124 million of indebtedness of Arris in favor of Nortel Networks, approximately $10 million of which, in turn, is due to the Company (the "Cancellation of Indebtedness"); and (iv) Nortel Networks will contribute its entire interest in Arris (after giving effect to the Cancellation of Indebtedness) to Newco in exchange for 37 million shares of Newco Common Stock (the "Contribution", and together with the Merger, the Conversion and the Cancellation of Indebtedness, the "Transaction").

In arriving at our opinion, we have reviewed certain business and financial information relating to Arris and certain publicly available business and financial information relating to the Company, as well as the draft dated February 5, 2001 of the Agreement, and drafts of certain related documents. We have also reviewed certain other information, including financial forecasts, provided to or discussed with us by Arris and the Company relating to Arris, the Company and Newco, and have met with the Company's management to discuss the business and prospects of Arris, the Company and Newco.

We also have considered certain financial data of Arris and certain financial and stock market data of the Company, and we have compared those data with similar data for publicly held companies in businesses similar to those of Arris and the Company and we have considered the financial terms of certain other business combinations and other transactions which recently have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of Arris, the Company and Newco. You also have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Arris, nor have we been furnished with any such evaluations or appraisals. We have also assumed that the Agreement and related documents, when executed, will conform to the drafts reviewed by us in all respects material to our analysis. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to the actual value of Newco Common Stock when issued pursuant to the Transaction or the prices at which such stock will trade at any time.

We and/or our affiliate, Donaldson, Lufkin & Jenrette Securities Corporation, have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which will be payable in connection with the delivery of this opinion and the balance of which is contingent upon the consummation of the Transaction. We or our affiliates may also participate in certain financings by the Company at or around the time of the Transaction for which we would receive compensation. In the past, we or our affiliates have provided certain financial and investment banking services to the Company and Nortel for which we have received compensation.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities and obligations of the Company and Nortel for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities and obligations.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Contribution and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by Newco in the Contribution is fair to the Company and holders of Company Common Stock from a financial point of view.

                                        Very truly yours,

                                        CREDIT SUISSE FIRST BOSTON CORPORATION


                                        By: /s/ James T. Sington
                                            James T. Sington
                                            Managing Director

                                                                    APPENDIX III
                                                       2001 STOCK INCENTIVE PLAN

                          BROADBAND PARENT CORPORATION
                            2001 STOCK INCENTIVE PLAN


         1. PURPOSE AND EFFECTIVE DATE. Broadband Parent Corporation (the "Company") has established this 2001 Stock Incentive Plan (the "Plan") to facilitate the retention and continued motivation of key employees, consultants and directors and to align more closely their interests with those of the Company and its stockholders. The effective date of the Plan shall be the date it is approved by the stockholders of ANTEC Corporation at a special meeting at which the reorganization of ANTEC Corporation as a wholly owned subsidiary of the Company is also approved.

         2. ADMINISTRATION. The Plan shall be administered by the Board of Directors, or the Compensation Committee of the Company's Board of Directors or such other Board committee as the Board may designate (the "Committee"). The Committee has the authority and responsibility for the interpretation, administration and application of the provisions of the Plan, and the Committee's interpretations of the Plan, and all actions taken by it and determinations made by it shall be binding on all persons. No Board or Committee member shall be liable for any determination, decision or action made in good faith with respect to the Plan.

         3. SHARES SUBJECT TO PLAN. A total of 9,580,000 shares of Common Stock of the Company ("Shares") may be issued pursuant to the Plan. The Shares may be authorized but unissued Shares or Shares reacquired by the Company and held in its treasury. Grants of incentive awards under the Plan will reduce the number of Shares available thereunder by the maximum number of Shares obtainable under such grants. If all or any portion of the Shares otherwise subject to any grant under the Plan are not delivered for any reason including, but not limited to, the cancellation, expiration or termination of any option right or unit, the settlement of any award in cash, the forfeiture of any restricted stock, or the repurchase of any Shares by the Company from a participant for the cost of the participant's investment in the Shares, such number of Shares shall be available again for issuance under the Plan. The number of Shares covered by or specified in the Plan and the number of Shares and the purchase price for Shares under any outstanding awards, may be adjusted proportionately by the Committee for any increase or decrease in the number of issued Shares or any change in the value of the Shares resulting from a subdivision or consolidation of Shares, reorganization, recapitalization, spin-off, payment of stock dividends on the Shares, any other increase or decrease in the number of issued Shares made without receipt of consideration by the Company, or the payment of an extraordinary cash dividend.

         4. ELIGIBILITY. All key employees, active consultants and directors of the Company and its subsidiaries are eligible to be selected to receive a grant under the Plan by the Committee. The Committee may condition eligibility under the Plan or participation under the Plan, and any grant or exercise of an incentive award under the Plan on such conditions, limitations or restrictions as the Committee determines to be appropriate for any reason. No person may be granted in any period of two consecutive calendar years, awards covering more than 750,000 Shares.

         5. AWARDS. The Committee may grant awards under the Plan to eligible persons in the form of stock options (including incentive stock options within the meaning of section 422 of the Code), stock grants, stock units, restricted stock, stock appreciation rights, performance shares and units and dividend equivalent rights, and reload options to purchase additional Shares if Shares are delivered in payment of any other options, and shall establish the number of Shares subject to each such grant and the terms thereof, including any adjustments for reorganizations and dividends, subject to the following:

              (a) All awards granted under the Plan shall be evidenced by agreements in such form and containing such terms and conditions not inconsistent with the Plan as the Committee shall prescribe.

              (b) The exercise price of any option or stock appreciation right shall not be less than the fair market value of a corresponding number of Shares as of the date of grant, except
                  (i) options or stock appreciation rights being granted to replace options or rights not initially granted by the Company or ANTEC Corporation may be granted with exercise prices that in the judgment of the Committee result in options or rights having comparable value to the options or rights being replaced, and (ii) up to 10% of the Shares may be granted pursuant to options or stock appreciation rights that have exercise prices of not less than 85% of the fair market value of a corresponding number of Shares as of the date of grant.

              (c) No more than 25% of the Shares may be awarded in a form other than options or stock appreciation rights.

              (d) No option may be repriced by amendment, substitution or cancellation and regrant, unless authorized by the stockholders. Adjustments pursuant to Section 3 above shall not be considered repricing.

         6. AMENDMENT OF THE PLAN. The Board of Directors or the Committee may from time to time suspend, terminate, revise or amend the Plan or the terms of any grant in any respect whatsoever, provided that, without the approval of the stockholders of the Company, no such revision or amendment may increase the number of Shares subject to the Plan, change the provisions of Section 5 above, or expand those eligible for grants under the Plan.

         Adopted as of 9th day of April, 2001, by the Board of Directors of Broadband Parent Corporation.

                                                             /s/ James E. Knox
                                                             James E. Knox
                                                             Assistant Secretary

                                                                     APPENDIX IV
                                                       MANAGEMENT INCENTIVE PLAN

                          BROADBAND PARENT CORPORATION
                            MANAGEMENT INCENTIVE PLAN

         1. PURPOSE AND EFFECTIVE DATE. Broadband Parent Corporation (the "Company") has established this Management Incentive Plan (the "Plan") to provide awards to the executives of the Company for the achievement of goals of the Company for a specified period. The effective date of the Plan shall be the date it is approved by the Stockholders of ANTEC Corporation at a special meeting at which the reorganization of ANTEC Corporation as a wholly owned subsidiary of the Company is also approved.

         2. ADMINISTRATION. The Plan shall be administered by the Board of Directors, or the Compensation Committee of the Company's Board of Directors or such other Board committee as the Board may designate (the "Committee"). The Committee has the authority and responsibility for the interpretation, administration and application of the provisions of the Plan, and the Committee's interpretations of the Plan, and all actions taken by it and determinations made by it shall be binding on all persons. No Board or Committee member shall be liable for any determination, decision or action made in good faith with respect to the Plan.

         3. AWARDS UNDER THE PLAN. The Committee shall assign a target expressed as a percentage of salary for the period selected by the Committee. The targets may be as high as 200% and as low as 20% of salary.

         At least 51% of the target shall be dependent on the achievement of financial objectives such as (i) operating, pretax, or net earnings of the Company, a subsidiary, a business unit thereof, or an other entity where there is a significant investment by the Company and opportunity to influence the performance of that entity; (ii) earnings per share of the Company; (iii) cash flow of any of these entities; (iv) return on capital, tangible or total, employed by any of these entities as measured by any of these earnings; (v) achievement of specified revenues or proceeds from specified activities, in or out of the ordinary course of business; or (vi) other similar financial objectives that the Committee determines to be in the interest of the Company. Up to 49% of the target of a participant may be dependent on the subjective determination of the Committee (or in the case of participants other than the Chief Executive Officer and the Chairman, of an executive officer) of the achievement of qualitative goals. In the case of John Egan, his target shall be dependent on goals that are in accordance with his employment agreement.

         The actual awards may range from zero to 200% of the assigned targets depending on the achievement of the objectives established by the Committee (or in the case of qualitative goals of participants, other than the Chief Executive Officer or the Chairman, by an executive officer) during the first quarter of the period.

         4. ELIGIBILITY. All executive officers of the Company and the other executives of the Company and its subsidiaries, who report directly to the Chief Executive Officer of the Company are eligible to be selected to receive an award under the Plan by the Committee. The Committee may condition eligibility under the Plan or participation under the Plan, and any award under the Plan on such conditions, limitations or restrictions as the Committee determines to be appropriate for any reason and consistent with the terms of the Plan. No person may be awarded, for any one year, more than $2,000,000, as this amount is adjusted for inflation in the Consumer Price Index after December 31, 2001.

         5. PAYMENT OF AWARDS. Amounts earned under the Plan shall be determined and be paid as soon as practical after the end of each year or if based on multiple years, the end of the last year of that period. The Committee, in establishing the targets and goals for a year, may determine that all or a portion of an award payable under the Plan to certain participants shall or may be paid in stock or phantom stock of the Company that may or may not be restricted. The computation of the amount of stock may be based on the average market price of the stock over a period, up to one year, selected by the Committee, or based on a percentage, not to be less than 75%, of the market price of the stock at the end of the year for which the award was earned or during a period during the last month of that year selected by the Committee.

         6. AMENDMENT OF THE PLAN. The Committee may amend or terminate the Plan at any time, provided however, that in no event can the Committee, after the period for establishing the objectives for a year, adjust for that year any targets, objectives, or the percentage of target earned by levels of achievement of each objective in a manner that would increase the amount of compensation that would be payable under the Plan without such adjustment.

         Adopted as of the 9th day of April, 2001, by the Board of Directors of Broadband Parent Corporation.
                                                             /s/ James E. Knox
                                                             James E. Knox
                                                             Assistant Secretary

                                                                      APPENDIX V
                                                    EMPLOYEE STOCK PURCHASE PLAN

                          BROADBAND PARENT CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN


1.       PURPOSE.

         The purpose of the Employee Stock Purchase Plan (the "Plan") of Broadband Parent Corporation (the "Company") is to furnish to eligible employees an incentive to advance the best interests of the Company by providing a method whereby they voluntarily may purchase shares of Common Stock, $.0l par value, of the Company ("Common Stock") at a favorable price and upon favorable terms.

2.       ELIGIBILITY

         All employees of the Company and those of any present or future direct or indirect subsidiary of the Company, except for employees whose customary employment is 20 hours or less per week, shall be eligible to participate in the Plan; provided, however, no option shall be granted to an employee if such employee, immediately after the option is granted, owns stock (as defined by Sections 423(b) (3) and 425(d) of the Internal Revenue Code of 1986, as amended (the "Code")) possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of a subsidiary. No option shall be granted to any executive officer who is a highly compensated employee (within the meaning of Section 414(g) of the Code) of the Company or any of its principal subsidiaries unless the Committee for administration of the Plan shall otherwise provide. No option shall be granted to any employee where, in the judgment of the Compensation Committee of the Board of Directors of the Company, such grant would be unlawful or impractical under the laws of any local or foreign jurisdiction, provided, however, that such decision not to grant an option would not otherwise violate Section 423 of the Code.

3.       STOCK SUBJECT OF THE PLAN.

         Subject to the provisions of paragraph 10, the stock which may be sold pursuant to options under the Plan shall not exceed in the aggregate 800,000 shares of the authorized Common Stock of the Company (the "Shares"). The Shares may be authorized but unissued Shares or Shares reacquired by the Company and held in its treasury. Options issued under the Plan will reduce the number of Shares available under the Plan by the number of Shares subject to the issued option. If unexercised options expire or terminate for any reason, in whole or in part, the number of Shares subject to the unexercised portion of such options will be available again for issuance under the Plan.

4.       GRANT OF OPTIONS.

         (a) General statement; "date of grant"; "option period"; "date of exercise." Following the effective date of the Plan and continuing while the Plan remains in force, the Company will offer options under the Plan to all eligible employees to purchase shares of Common Stock. These options shall be granted twice each year on a date to be determined by the Committee for administration of the Plan (each of which dates is hereinafter referred to as "date of grant"). The term of each option is 6 months (the "option period") ending on the last day of the option period (each of which dates is hereinafter referred to as "date of exercise"). The number of shares subject to each option shall be the quotient of the payroll deductions authorized by each participant in accordance with subparagraph (b) extended for the option period divided by 85% of the fair market value of the Common Stock on the date of grant, as defined by subparagraph 5(b), rounded down to the closest whole number.


         (b) Election to participate: payroll deduction authorization. Except as provided in subparagraph (f), an eligible employee may participate in the Plan only by means of payroll deduction. Each eligible employee who elects to participate in the Plan shall deliver to the Company during the calendar month next preceding the date of grant a written payroll deduction authorization in a form prepared by the Company whereby the employee gives notice of the employee's election to participate in the Plan as of the next following date of grant, and whereby the employee designates a stated amount to be deducted from the employee's compensation on each payday during the option period and paid into the Plan for the employee's account. The stated amount may not be less than a sum which will result in the payment into the Plan of at least $2.00 each payday or such different amount not to exceed $5.00 per payday as the Committee for administration of the Plan may select. The stated amount may not exceed either of the following: (i)10% (or such other percentage as the

Committee for administration of the Plan may specify) of the amount of "eligible compensation" ( as defined in subparagraph (d) from which the deduction is made); or (ii) an amount which will result in noncompliance with the $25,000 limitation stated in subparagraph (e).

         (c) Changes in payroll authorization. The payroll deduction authorization referred to in subparagraph (b) may not be changed during the option period.

         (d) "Eligible compensation" defined. The term "eligible compensation" means regular rate of pay on the date of grant. In the case of salespeople, regular rate of pay includes regular commissions. "Eligible compensation" does not include management incentives and bonuses, overtime, extended work-week premiums, or other special payments, fees, or allowances.

         (e) $25,000 limitation. No employee shall be permitted to purchase stock under the Plan or under any other employee stock purchase plan of the Company or of any of its subsidiaries or related corporations at a rate which exceeds $25,000 in fair market value of stock (determined at the time the option is granted) for each calendar year in which any such option granted to such employee is outstanding at any time.

         (f) Leaves of absence. During leaves of absence approved by the Company and meeting the requirements of Regulation l.421 -- 7(h)(2) of the Internal Revenue Service, a participant may continue participation in the Plan by cash payments to the Company on the participant's normal paydays equal to the reduction in the participant's payroll deductions caused by such leave.

5.       EXERCISE OF OPTIONS.

         (a) General statement. Each eligible employee who is a participant in the Plan automatically and without any act on the employee's part will be deemed to have exercised the employee's option on each date of exercise to the extent that the balance then in the employee's account under the Plan is sufficient to purchase at the "option price" (as defined in subparagraph (b)) whole shares of the Company's stock subject to the employee's option. Any balance remaining in the employee's account after payment of the purchase price of those whole shares shall be refunded to the employee promptly.

         (b) "Option price" defined. The option price per share shall be a sum equal to 85% of the fair market value of the Company's stock subject to the Plan on the date of exercise or on the date of grant, whichever amount is lesser. Fair market value of the Company's stock on the date of exercise or, as the case may be, on the date of grant, shall be the per share price of the last sale of such stock prior to such date as reported by NASDAQ or, if listed on a United States stock exchange, as reported in the composite transactions for the principal such exchange on which the common stock is traded, or if such stock has been the subject of a public offering, the preceding trading day, the initial per share public offering price.

         (c) Delivery of share certificates. The Company will deliver to each optionee a certificate issued in the optionee' s name for the number of shares with respect to which the optionee`s option was exercised and for which the optionee has paid the option price. The certificate will be delivered as soon as practicable following the date of exercise. In the event the Company is required to obtain from any commission or agency authority to issue any such certificate, the Company will seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such certificate shall relieve the Company from liability to any participant in the Plan except to return to the optionee the amount of the balance in the optionee's account.

6.       WITHDRAWAL FROM THE PLAN.

         (a) General statement. Any participant may withdraw in whole from the Plan at any time. A participant who wishes to withdraw from the Plan must deliver to the Company a notice of withdrawal in a form prepared by the Company. The Company, promptly following the time when the notice of withdrawal is delivered, will refund to the participant the amount of the balance in the participant's account under the Plan; and thereupon, automatically and without any further act on the participant's part, the participant's payroll deduction authorization, the participant's interest in the Plan, and the participant's option under the Plan shall terminate.

         (b) Eligibility following withdrawal. A participant who withdraws from the Plan shall be eligible to participate again in the Plan upon expiration of the option period during which the participant withdrew.

7.       TERMINATION OF EMPLOYMENT.

         (a) Termination of employment other than by retirement or death. If the employment of a participant terminates other than by retirement or death, the participant's interest in the Plan automatically and without any act on the participant's part shall terminate as of the date of the termination of the participant's employment. The Company promptly will refund to the participant the amount of the balance in the participant's account under the Plan, and thereupon the participant's interest in the Plan and option under the Plan shall terminate.

         (b) Termination by retirement. A participant who retires on the participant's normal retirement date, or earlier or later with the consent of the Company, may, at the participant's election, either (i) by written notice to the Company exercise the participant's option as of the participant's retirement date, in which event the Company shall apply the balance in the participant's account under the Plan to the purchase at the option price of whole shares of the Company's stock and refund the excess, if any, or (ii) by written notice to the Company request payment of the balance in the participant's account under the Plan, in which event the Company promptly shall make such payment, and thereupon the participant's interest in the Plan and the participant's option under the Plan shall terminate, If the participant elects to exercise the participant's option, the date of the participant's retirement shall be deemed to be a date of exercise for the purpose of computing the amount of the purchase price of the Company's stock.

         (c) Termination by death. If the employment of a participant is terminated by the participant's death, the executor of the participant's will or the administrator of the participant's estate by written notice to the Company may either (i) exercise the participant's option as of the date of the participant's death, in which event the Company shall apply the balance in the participant's account under the Plan to the purchase at the option price of whole shares of the Company's stock and refund the excess, if any, or (ii) request payment of the balance in the participant's account under the Plan, in which event the Company promptly shall make such payment, and thereupon the participant's interest in the Plan and the participant's interest in the participant's option under the Plan shall terminate, If the option is exercised, the date of the participant's death shall be deemed to be a date of exercise for the purpose of computing the amount of the purchase price of the Company's stock. If the Company does not receive such notice within 90 days of the participant's death, the participant's representative shall be conclusively presumed to have elected alternative (ii) and requested the payment of the balance of the participant's account.

 8.      RESTRICTION UPON ASSIGNMENT.

         An option granted under the Plan shall not be transferable otherwise than by will or the laws of descent and distribution, and is exercisable during the optionee's lifetime only by optionee. An option may not be exercised to any extent except by the Optionee. The Company will not recognize and shall be under no duty to recognize assignment or purported assignment by an optionee of an option or of any rights under an option.

 9.      NO RIGHTS OF STOCKHOLDER UNTIL CERTIFICATE ISSUED.

         With respect to shares subject to an option, an optionee shall not be deemed to be a stockholder and shall not have any of the rights or privileges of a stockholder. An optionee shall have the rights and privileges of a stockholder when, but not until, a certificate for shares has been issued to the optionee following exercise of an option.

 10.     CHANGES IN STOCK ADJUSTMENTS.

         Whenever any change is made in the stock subject to the Plan to options outstanding under the Plan, by reason of stock dividend on such stock or by reason of subdivision, combinations, or reclassification of shares of such stock, appropriate action will be taken by the Committee for administration of the Plan to adjust accordingly the number of shares subject to the Plan and the number and option price of shares subject to options outstanding under the Plan.

 11.     USE OF FUNDS; NO INTEREST PAID.

         All funds received or held by the Company under the Plan will be included in the general funds of the Company free of any trust or other restriction, and may be used for any corporate purpose.

         No interest will be paid or credited to any participant under the Plan.

 12.     AMENDMENT OF THE PLAN.

         The Board of Directors or the Committee for administration of the Plan may from time to time suspend, terminate, revise or amend the Plan in any respect whatsoever except that, without the approval of stockholders of the Company, no such revision or amendment may increase the number of shares subject to the Plan, reduce the exercise price below that provided in the Plan, or cause the Plan not to be in conformance with the requirements of Section 423 of the Code. No suspension, discontinuation, revision or amendment may adversely affect any award theretofore made, without the consent of the optionee, unless necessary to comply with applicable law.

         Any reference to any Section or provision of the Code shall include any successor provision thereto.

13.      ADMINISTRATION BY COMMITTEE; RULES AND REGULATIONS.

         The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company, which shall be composed of not less than two directors of the Company, none of whom shall be eligible to serve on the Committee unless such person is then a Non-Employee Director within the meaning of the rules adopted by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, if and as such rules are then in effect. Each member shall serve for a term commencing on a date specified by the Board of Directors and continuing until such member dies or resigns or is removed from office by the Board of Directors.

         The Committee shall have the power to make, amend and repeal rules and regulations for the interpretation and administration of the Plan.


14.      EFFECTIVE DATE.

         The effective date of the Plan shall be the date it is approved by the stockholders of ANTEC Corporation at a special meeting at which the reorganization of ANTEC Corporation as a wholly owned subsidiary of the Company is also approved.

         Adopted as of the 9th day of April, 2001, by the Board of Directors of Broadband Parent Corporation.


                                                             /s/ James E. Knox
                                                             James E. Knox
                                                             Assistant Secretary

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses (including attorneys' fees) which such person actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits:

         A list of the exhibits included as part of this registration statement is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

         (b) Financial Statement Schedules:

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.


ITEM 22. UNDERTAKINGS

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement;


                                   Part II - 1

         (2) That, for the propose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (5) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired or involved therein, that was not the subject of and included in the registration statement when it became effective.



                                    Part II-2

                                  EXHIBIT INDEX

  EXHIBIT                                     DESCRIPTION                                                PAGE NO.
    NO.                                       -----------                                                --------
    ---
2.1+                                Agreement and Plan of Reorganization dated as of             Included in Appendix I to
                                    October 18, 2000, as amended by that First Amendment         Proxy Statement/
                                    to Agreement and Plan of Reorganization dated as of          Prospectus
                                    April 9, 2001

3.1                                 Certificate of Incorporation of Broadband Parent                       *

3.2                                 Bylaws of Broadband Parent                                             *

4.1                                 Form of Common Stock Certificate                                       *

5.1                                 Opinion of Troutman Sanders LLP regarding legality of                  *
                                    the shares of common stock being offered

8.1                                 Opinion of Troutman Sanders LLP regarding certain tax
                                     matters

10.1                                Form of Intellectual Property Rights Agreement                        ***

10.2                                Amended and Restated Investor Rights Agreement                        ***

10.3                                Form of Registration Rights Agreement (Nortel                         **
                                    Networks)

10.4                                Termination Agreement                                                 **

10.5                                First Amendment to Termination Agreement                              ***

10.6                                Release and Amendment Agreement                                       ***

23.1                                Consent of Troutman Sanders LLP                             Included in Exhibit 5.1

23.2                                Consent of Ernst & Young LLP

23.3                                Consent of Deloitte & Touche LLP

99.1                                Form of Proxy Card                                                    *

99.2                                Opinion of Credit Suisse First Boston Corporation          Included in Appendix II to
                                                                                               Proxy Statement/ Prospectus

99.3                                Consent of John M. Egan                                               ****

99.4                                Consent of Robert J. Stanzione                                        ****

99.5                                Consent of John (Ian) Anderson Craig                                  ****

99.6                                Consent of Rod F. Dammeyer                                            ****

99.7                                Consent of James L. Faust                                             ****

99.8                                Consent of Anil Khatod                                                ****

99.9                                Consent of William H. Lambert                                         ****

99.10                               Consent of Thomas Manley                                              ****

99.11                               Consent of John R. Petty                                              ****

99.12                               Consent of Larry Romrell                                              ****

99.13                               Consent of William T. Schleyer                                        ****

99.14                               Consent of Samuel K. Skinner                                          ****

99.15                               Consent of Bruce Van Wagner                                           ****

-------

   * To be filed by amendment.

   ** Incorporated by reference to the Exhibits filed with the Form 8-K filed by ANTEC Corporation (File No. 000-22336) on October 25, 2000.

   *** Incorporated by reference to the Exhibits filed with the Form 8-K filed by ANTEC Corporation (File No. 000-22336) on April 13, 2001. **** + The Registrant agrees to furnish supplementally a copy of any omitted schedule to this agreement to the Securities and Exchange Commission upon its request.

   **** Previously filed.


                                    Part II-3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on June 8, 2001.



                                            BROADBAND PARENT CORPORATION


                                          By:   /s/ Robert J. Stanzione
                                                --------------------------------
                                                Robert J. Stanzione
                                                President


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on June 8, 2001.

                              SIGNATURE                                       TITLE
                              ---------                                       -----



    /s/ Robert J. Stanzione                                President, Principal Executive Officer and
    -----------------------------------------
    Robert J. Stanzione                                    Director

    /s/ Lawrence A. Margolis                               Vice President, Secretary, Principal
    -----------------------------------------
    Lawrence A. Margolis                                   Accounting Officer and Principal Financial
                                                           Officer




                                    Part II-4